As filed with the Securities and Exchange Commission on June 1, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Krispy Kreme, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5400	37-1701311
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2116 Hawkins Street

Charlotte, North Carolina 28203

(800) 457-4779

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael Tattersfield

Chief Executive Officer

c/o Krispy Kreme, Inc.

2116 Hawkins Street

Charlotte, North Carolina 28203

(800) 457-4779

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura Kaufmann Belkhayat, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Deanna L. Kirkpatrick, Esq. Marcel R. Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee (2)
Common stock, $0.01 par value per share	$100,000,000	$10,910

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	To be paid in connection with the initial filing of the registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 1, 2021

Preliminary Prospectus

            Shares

Krispy Kreme, Inc.

Common Stock

This is an initial public offering of shares of common stock of Krispy Kreme, Inc. We are offering                shares of our common stock. The selling stockholders identified in this prospectus are offering                shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We expect the initial public offering price will be between $        and $        per share. Currently, no public market exists for our common stock.

We intend to use the net proceeds that we receive from this offering to repay outstanding indebtedness, including the Related Party Notes (as defined herein), and for general corporate purposes.

We and the selling stockholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                 shares of common stock from us, at the initial public offering price less the underwriting discounts and commissions.

Following this offering, we will have one class of authorized common stock. Holders of our common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Upon the completion of this offering, investors purchasing common stock in this offering will own approximately    % of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of common stock in full), and JAB Holding B.V. (“JAB”), will beneficially own approximately    % of our common stock through its affiliate (or approximately    % if the underwriters exercise their option to purchase additional shares of common stock in full). After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market (“Nasdaq”). See “Management – Controlled Company Exemption” and “Certain Relationships and Related Party Transaction – Investors’ Rights Agreement.”

We intend to apply to list our shares of common stock on Nasdaq under the symbol “DNUT”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 28 to read about certain factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock against payment on or about                , 2021.

Lead Book-Running Managers

J.P. Morgan	Morgan Stanley
BofA Securities	Citigroup

Joint-Book Running Managers

BNP PARIBAS	Deutsche Bank Securities		Evercore ISI
Goldman Sachs & Co. LLC	HSBC	Truist Securities	Wells Fargo Securities

Co-Managers

Capital One Securities	C.L. King & Associates	Credit Agricole CIB
Mischler Financial Group, Inc.	MUFG	Ramirez & Co., Inc.
Santander Investment Securities Inc.		Siebert Williams Shank

Prospectus dated                , 2021

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We, the selling stockholders and the underwriters have not authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have authorized for use with respect to this offering. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We, the selling stockholders and the underwriters are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Krispy Kreme” and similar terms refer to Krispy Kreme, Inc. and its consolidated subsidiaries. See “About this Prospectus – Basis of Presentation” for additional terms and the basis for certain information used herein.

Our Purpose

The Joy of Krispy Kreme

Krispy Kreme is one of the most beloved and well-known sweet treat brands in the world. Over its 83-year history, Krispy Kreme has developed a broad consumer base, selling 1.3 billion doughnuts across 30 countries in fiscal 2020. We are an omni-channel business operating through a network of doughnut shops, partnerships with leading retailers, and a rapidly growing e-Commerce and delivery business. We believe that we have one of the largest and most passionate consumer followings today, exemplified by the over 38 billion total media impressions generated by Krispy Kreme in fiscal 2020. As an affordable indulgence enjoyed across cultures, races, and income levels, we believe that Krispy Kreme has the potential to deliver joyful experiences across the world.

Krispy Kreme doughnuts are world-renowned for their freshness, taste and quality. Our iconic Original Glazed doughnut is universally recognized for its melt-in-your-mouth experience. One differentiating aspect of the Original Glazed® doughnut is its ability to be served hot. In our Hot Light Theater Shops, we produce fresh Original Glazed doughnuts right in front of our guests and turn on our iconic “Hot Now” light to let the world know that our doughnuts are hot and ready. We dedicate ourselves to providing the freshest and most awesome doughnut experience imaginable, with 73% of our surveyed customers, in a 2021 survey conducted by the Company, reporting that if they could eat only one doughnut brand for the rest of their life, they would choose Krispy Kreme.

Sharing and gifting are important and distinct attributes of our success. More than 75% of our doughnuts are sold in sharing quantities of a dozen or half-dozen. While 64% of our doughnut sales in fiscal 2020 were from our Original Glazed doughnut, we also offer a wide range of fresh, high quality doughnuts and sweet treats that are unique to Krispy Kreme. We believe we have a strong track record of innovation across varieties, shapes and flavors.

We believe our consumers’ passion for the Krispy Kreme experience combined with our expertise in innovation provide us with unique opportunities to efficiently create major media-driven events. For example, our recent promotion gifting doughnuts to individuals who received a COVID-19 vaccination resulted in over seven billion earned media impressions. We also believe Krispy Kreme plays a significant role in moments of joy beyond simple individual food indulgence, including school and sports events, community celebrations, holidays, weddings, birthdays and many other occasions.

We are an omni-channel business, creating doughnut experiences via (1) our Hot Light Theater and Fresh Shops, (2) delivered fresh daily through high-traffic grocery and convenience stores (“DFD”), (3) e-Commerce and delivery and (4) our new line of packaged sweet treats offered through grocery, mass merchandise and convenience retail locations (our “Branded Sweet Treat Line”). We have an efficient Hub & Spoke model, which leverages a balance of our Hot Light Theater Shops with their famous glaze waterfalls, smaller Fresh Shops and branded cabinets within high traffic grocery and convenience locations. Our e-Commerce platform and delivery capability are significant enablers of our omni-channel growth. We also recently launched our Branded Sweet Treat Line, a new line of Krispy Kreme-branded packaged sweet treats intended to extend our consumer reach with shelf-stable, high quality products available through grocery, mass merchandise, and convenience locations.

In addition to creating awesome doughnut experiences, we create “cookie magic” through our Insomnia Cookies business (“Insomnia”), which specializes in warm, delicious cookies delivered right to the doors of its loyal customers (“Insomniacs”), along with an innovative portfolio of cookie cakes, ice cream, cookie-wiches and brownies. Since its founding in a college dorm room in 2003, Insomnia has built a dedicated following across its core demographic of young consumers. Insomnia is a digital-first concept with 54% of its sales driven through e-Commerce and 50% of sales delivered off-premise in fiscal 2020. By leveraging the power of each platform, both Insomnia and Krispy Kreme enjoy significant benefits from their partnership. Insomnia’s strong existing digital and delivery capabilities help Krispy Kreme accelerate its e-Commerce business. Insomnia benefits from Krispy Kreme’s experience in scaling and navigating omni-channel expansion. Targeting affordable, high quality emotional indulgence experiences is at the heart of both brands.

In recent years, we substantially invested in our business to accelerate performance and position us for long-term, sustained growth. We have invested in our omni-channel model, brand positioning, product quality and innovation capabilities. Our legacy wholesale business has evolved by transforming our DFD business channels and introducing our new Branded Sweet Treat Line. Our DFD business is enabled by our Hot Light Theater Shops and Doughnut Factories to ensure consistent and fresh quality across all channels where consumers experience our products. We have increased control of our network by acquiring and integrating certain of our franchised locations in the United States and acquiring the existing businesses in the United Kingdom, Australia, Mexico and Japan. These investments have allowed us to accelerate the implementation of our strategic vision, while ensuring a consistent and engaging experience for our customers. We are present in 30 countries representing a wide diversity of markets and cultures, with over one-third of Krispy Kreme’s global sales generated outside of the United States and Canada, and our aided awareness in tracked markets is 94%.

Our purpose of touching and enhancing lives is reflective of how we operate on a daily basis and the love we have for our people, our communities and planet. The love for our people is present in our safe, inclusive and diverse workplace and the opportunities for growth we provide to all of our employees, whom we call “Krispy Kremers.” These values are reinforced through our initiatives and programs, for example our Diversity and Inclusion Council, Employee Resource Groups, and unconscious bias training. We care for our communities by ensuring the highest quality products as well as through our philanthropic initiatives and Acts of Joy. We show our love of the planet through the use of sustainable practices that limit our use of resources and have a positive impact on our planet. This includes our commitment to responsible sourcing, waste and food waste reduction, more sustainable packaging, as well as several green energy initiatives currently underway. Going forward, we are committed to actively pursuing new opportunities to make a positive impact on our people, our communities and planet as well as regularly reporting on our progress, leveraging globally accepted ESG reporting frameworks.

Our strategy is built on our belief that almost all consumers desire an occasional indulgence, and that when they indulge, they want a high quality, emotionally differentiated experience. We believe this desire, especially one which is affordable to consumers, exists during good times and bad. For example, despite the challenges faced by businesses all over the world during the COVID-19 pandemic, Krispy Kreme continued to grow, reaching the highest level of sales in our brand’s history with net revenue of $1.1 billion in fiscal 2020. This speaks to the appeal and resiliency of our brand and market.

The strength of our brand, strategy and people is demonstrated by our strong financial performance:

•	For fiscal 2020, we generated $1,122.0 million of net revenue, $152.8 million of Adjusted EBITDA, $47.9 million of Adjusted Net Income and $60.9 million of net loss

•	From fiscal 2016 to fiscal 2020, our net revenue CAGR was 19.1%

•	From fiscal 2016 to fiscal 2020, our global points of access increased from 5,720 to 8,275

(1)

As described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we adopted the new revenue recognition standard during the annual period beginning on January 1, 2018. Prior to that time, advertising contributions and related expenditures were not included in the consolidated statements of operations. Net revenue for fiscal 2020, 2019 and 2018 is inclusive of advertising contributions totaling $8.1 million, $9.3 million and $7.8 million, respectively, in accordance with our adoption of the new revenue recognition standard. The inclusion of these impacts was responsible for 0.2 percentage points of the CAGR from fiscal 2016 to fiscal 2020. Other impacts to net revenue as a result of adopting the new revenue recognition standard are deemed immaterial.

(2)

The JAB Acquisition (as defined below) was completed on July 27, 2016. Fiscal 2016 net revenue, as presented above, includes the predecessor period net revenue of $310 million for the period from December 28, 2015 to July 27, 2016 and the successor period net revenue of $247 million for the period from July 28, 2016 to January 1, 2017.

(3)

Global points of access reflects all locations at which fresh doughnuts and cookies can be purchased. We define global points of access to include all Hot Light Theater Shops, Fresh Shops, DFD doors and cookie shops, at both company-owned and franchise locations (does not include new Branded Sweet Treat Line distribution points or legacy wholesale business doors).

For a description of organic revenue growth, Adjusted EBITDA and Adjusted Net Income, see “About this Prospectus – Non-GAAP Financial Measures” and for more information on global points of access, see “About this Prospectus – Key Performance Indicators.”

Our Global Opportunity

We operate in the large, stable and steadily growing approximately $650 billion global indulgence market*, and believe we are well-positioned to gain share in this attractive market. While Krispy Kreme has developed 94% aided awareness in our tracked markets, only a small fraction of the world’s population has the geographic proximity to be Krispy Kreme customers today. In addition, we believe market conditions will remain highly favorable as global consumers’ longstanding demand for quality indulgence continues to grow. Data indicates that nearly all consumers (97%) enjoy indulgences at least occasionally and we believe Krispy Kreme is poised to meet this growing consumer demand and seize the opportunity to be part of a growing number of shared indulgence occasions.

Indulgence foods have proven to be recession-resistant historically, as exhibited by 4.0% category growth through the global financial crisis (CAGR 2007-2009) and 4.3% during the current COVID-19 pandemic (year-over-year 2019-2020). We believe people love an occasional indulgence, no matter the environment. With favorable secular trends around indulgence and our positioning as a shared occasion treat, we aim to continue to strengthen our position as a leader in the category and capture outsized share of this attractive market opportunity.

The Ingredients of Our Success

We believe the following competitive differentiators position us to generate significant growth as we continue towards our goal of becoming the most loved sweet treat brand in the world.

Beloved Global Brand with Ubiquitous Appeal

We believe that Krispy Kreme is an iconic, globally recognized brand with rich history that is epitomized by our fresh Original Glazed doughnut. We are one of the most loved sweet treat retailers in the United States and many markets around the world. We have an extremely loyal, energetic, and emotionally connected consumer base and leading engagement rates that are 19% greater than those of the closest peer in the global indulgence market. We believe that our brand love and ubiquitous appeal, as demonstrated by our strong Net Promotor Score in the United States, differentiate us from the competition. We continuously seek to understand what consumers are celebrating or experiencing in their lives and actively engage our passionate followers to activate this emotional connection through memorable, sharable moments – our “Acts of Joy” – which we believe further fuel our brand love. In fiscal 2020 alone, Krispy Kreme generated over 38 billion total media impressions, up from less than two billion media impressions in 2016.

Creating Awesome Experiences

We provide authentic indulgent experiences, delivering joy through high quality doughnuts made from our own proprietary formulations. Our strict quality standards and uniform production systems ensure the customer’s interaction with Krispy Kreme is consistent with our brand promise, no matter where in the world they experience it. We aim to create product experiences that align with seasonal and trending consumer interests and make positive connections through simple, frequent, brand-focused offerings that encourage shared experiences.

Our experiences start with our Hot Light Theater Shops which create an immersive and interactive environment to showcase our brand. When our “Hot Now” light is on, our manufacturing process is on full display to our customers, including our iconic glaze waterfall and fresh hot-off-the-line doughnuts. Sharing this manufacturing process with consumers speaks to the authenticity and wholesomeness of our brand and highlights the fresh and high-quality nature of our products. We believe the sights, smells, sounds and taste of the experience cannot be replicated at scale and result in a virtuous cycle of one generation introducing the next to our one-of-a-kind brand.

We utilize seasonal innovations, alongside the expansion of our core product offering, to inspire customer wonder and keep our consumers engaged with the brand and our products. Our sweet treat assortment begins with our iconic Original Glazed doughnut inspired by our founder’s classic yeast-based recipe that serves as the canvas for our product innovation and ideation. Using the Original Glazed doughnut as our foundation, we have expanded our offerings to feature everyday classic items such as our flavor glazes and “minis,” which lend themselves well to gifting occasions such as birthdays and school activities. Our “Original Filled” rings offer the benefits of a filled shell doughnut without the mess. Our seasonal items create unique assortments centered on holidays and events, with St. Patrick’s Day, July Fourth, Halloween, Christmas and Easter, all examples of holidays for which we routinely innovate. We also maintain brand relevance by participating in significant cultural moments. We have made heart-shaped conversation doughnuts with edible phrases for Valentine’s Day and offered free Original Glazed doughnuts and election stickers to anyone who voted in the 2020 U.S. presidential election. We launched filled rings tied to the 50th anniversary of the Apollo moon landing in 2019 and in 2021 we celebrated the safe landing of NASA’s Perseverance on Mars with a special Mars-themed doughnut. We strategically launch offerings tied to these historic moments to gain mind share, grow brand love and help drive sales.

Creating an Emotional Connection with Our Local Communities

Acts of Joy

We believe the experiences Krispy Kreme creates drive an emotional connection with our consumers and in our local communities, resulting in a positive brand halo around Krispy Kreme. We believe a truly loved brand must maintain cultural relevance by demonstrating an understanding of what consumers are celebrating or experiencing in their lives. We engage our passionate followers and activate this emotional connection through strategic initiatives, such as charitable giving and events. We call these memorable, sharable moments “Acts of Joy” which we believe further fuels our brand love. Recent Acts of Joy include:

•

“Healthcare Mondays” – across eight Mondays in fiscal 2020, we gave unlimited doughnuts to any health care worker who asked, with no purchase requirement, simply to thank them for their important work through the COVID-19 pandemic. This drove over 4.2 billion earned media impressions and over 1,800 media placements.

•

“Be Sweet Saturdays” – for every Saturday in April and May of fiscal 2020, we gave consumers a free, separately sealed and bagged, Original Glazed dozen to share with friends or neighbors they could not see due to pandemic restrictions. This drove significant media coverage and contributed to positive sales throughout respective April and May weekends.

•

“Senior Week” – we gave a free “Graduate Dozen” to all graduating high school and college seniors who were denied their moment of walking across the stage to accept a diploma in 2020. This became an event unto itself with four-hour lines in certain locations, generating over 2 billion earned media impressions and over 2,400 media placements.

•

“COVID-19 Vaccine Offer” – in March 2021, we offered a free doughnut to anyone who received a COVID-19 vaccination. This promotion was incredibly well received and surpassed 7.6 billion earned media impressions and over 5,300 media placements in the first ten days of the initiative alone.

Raise Dough for Your Cause

In addition to these initiatives, we also help community organizations raise money for their respective worthwhile causes through our “Raise Dough for Your Cause” platform by offering favorable doughnut pricing for local fundraising events. Leveraging our iconic Original Glazed doughnut dozens, these events often serve as an introduction to the brand and help bring new consumers into the Krispy Kreme experience.

Leveraging our Omni-Channel Model to Expand Our Reach

We believe our omni-channel model, enabled by our Hub & Spoke approach, allows us to maximize our market opportunity while ensuring control and quality across our suite of products. We apply a tailored approach across a variety of distinct shop formats to grow in discrete, highly attractive and diverse markets, and maintain brand integrity and scarcity value while capitalizing on significant untapped consumer demand. Many of our shops offer drive-thrus, which also expand their off-premises reach. Our Hot Light Theater Shops’ production capacity allow us to leverage our investment by efficiently expanding to our consumers wherever they may be — whether in a local Fresh Shop, in a grocery or convenience store, on their commute home or directly to their doorstep via home delivery.

Hub & Spoke

•

Hot Light Theater Shops and other Hubs – Immersive and interactive experiential shops which provide unique and differentiated customer experiences while serving as local production facilities for our network. These locations serve as Hubs to enable our Hub & Spoke model and expand our brand’s reach. Each features our famous glaze waterfalls and “Hot Now” light that communicate the joy and emotion at the core of our brand. Hot Light Theater Shops are typically destination locations, with 87% of U.S. locations featuring drive-thru capability. Our flexible drive-thru model offers a convenient off-premise experience which accounted for 46% and 64% of U.S. doughnut shop sales in fiscal 2019 and 2020, respectively. We also have smaller Mini-Hot Light Theater Shops that serve hot doughnut experiences to high foot fall, urban locations. In higher density urban environments, we also utilize non-consumer facing doughnut production Hubs (“Doughnut Factories”) to provide fresh doughnuts to Spoke locations, which include Fresh Shops and DFD doors.

•

Fresh Shops – Smaller doughnut shops and kiosks, without manufacturing capabilities, selling fresh doughnuts delivered daily from Hub locations. Fresh Shops expand our consumer-serving capacity, while maintaining quality and scarcity value.

•

Delivered Fresh Daily – Krispy Kreme branded doughnut cabinets within high traffic grocery and convenience locations, selling fresh doughnuts delivered daily from Hub locations. Through our DFD partnerships, we are able to significantly expand our points of access so that more consumers can experience Krispy Kreme doughnuts. These additional Spoke locations further leverage our manufacturing Hub locations, creating greater system efficiency. Consistent with our commitment to product quality, our current DFD business has been transformed materially from our legacy wholesale model. In 2018, we began strategically exiting unprofitable, low-volume doors and pivoting towards delivered-fresh-daily products offered in branded in-store cabinets. This evolution, which had a negative short-term financial impact, was largely completed in 2020 and we believe positions us for strong and sustainable growth in DFD.

•

e-Commerce and Delivery – Fresh doughnuts for pickup or delivery, ordered via our branded e-Commerce platforms or through third-party digital channels. In the United States and Canada our branded e-Commerce platform enables attractive opportunities like gifting and office catering, further fueling our momentum across key geographies. For fiscal 2020, 18% of our U.S. sales, inclusive of Insomnia and exclusive of our Branded Sweet Treat Line and DFD, were digital and we aim to grow this significantly in the next few years, both domestically and internationally. The acquisition of Insomnia allowed us to further develop our e-Commerce business by leveraging Insomnia’s expertise and capabilities to accelerate Krispy Kreme’s digital opportunity.

Branded Sweet Treat Line

Our Krispy Kreme branded packaged sweet treat line offers a delicious, quality experience free of artificial flavors. This new line of products is distributed in the United States through major grocery, mass merchandise, and convenience locations, allowing us to capture the sweet snacking occasion for our customers seeking more convenience.

Our Fast-Growing, Digital-First Cookie Concept

Our addition of Insomnia has expanded our sweet treat platform to include a complementary brand rooted in the belief that indulgent experiences are better enjoyed together. Insomnia delivers warm, delicious cookies right to the doors of individuals and companies alike. Insomnia is a digital-first brand with 54% of its sales coming from e-Commerce channels in fiscal 2020. We own the night through incredibly craveable offerings of cookies (over 65 million sold in 2020), brownies, cookie cakes, ice cream, cookie-wiches and cold milk. In addition to satisfying late night cravings, Insomnia delivers the cookie magic across a broad set of daytime occasions, including retail, gifting and catering. Through its 191 locations as of April 4, 2021, Insomnia is able to deliver locally within 30 minutes while also expanding its nationwide delivery capabilities that allows it to deliver next-day to more than 95% of addresses in the United States. We continue to leverage these digital and internal delivery capabilities while expanding Insomnia’s omni-channel presence, combining both of our strengths to improve our overall platform.

Proven Team Creating and Leading Distinct Entrepreneurial and Collaborative Culture

Led by a team of highly experienced, passionate and committed executives, we maintain an entrepreneurial culture, which we call our “Leadership Mix.” Our “Krispy Kremers” bring our culture to life every day. Our values are underpinned by a timeless aspiration to touch and enhance lives – delivering joy to our customers is fundamental to everything we do at Krispy Kreme. Giving back to our communities through fundraising and philanthropic work is at our core and ingrained in our culture and hiring.

Our talent and culture serve as our foundation for achieving our growth strategies. We believe we have instilled our purpose and Leadership Mix across our system, globally. Utilizing global key performance objectives, we inspire our Krispy Kremers to continually improve and never settle. We believe that our culture plays a key role in our position as one of the most loved sweet treat brands in the world.

Our Growth Strategies

We have made investments in our brand, our people and our infrastructure and believe we are well positioned to drive sustained growth as we execute on our strategy. Across our global organization, we have built a team of talented and highly engaged Krispy Kremers and Insomniac team members. Over the past several years we have taken increased control of the U.S. market to enable execution of our omni-channel strategy, including accelerating growth across our doughnut shops, DFD, e-Commerce and Branded Sweet Treat Line. Globally, we have developed an operating model that sets the foundation for continued expansion in both existing and new geographies. As a result, we believe we are in a position to combine a globally recognized and loyalty-inspiring brand with a leading management team and we aim to unlock increased growth in sales and profitability through the following strategies:

•	Increase trial and frequency;

•	Expand our omni-channel network in new and existing markets;

•	Continue to grow Insomnia Cookies; and

•	Drive additional efficiency benefits from our omni-channel execution.

Increase trial and frequency

Almost all consumers desire an occasional indulgence, and when they indulge, they want a high quality, emotionally differentiated experience. We believe we have significant runway to be part of a greater number of shared indulgence occasions. On average, consumers visit Krispy Kreme less than three times per year, creating a significant frequency opportunity. The success of recently launched products including filled rings and minis, seasonal favorites and flavored glazes affirms our belief that our innovations create greater opportunities for consumers to engage with our brand. We intend to strengthen our product portfolio by centering further innovation around seasonal, and societal events, and through the development of new innovation platforms to drive sustained baseline growth. Our strategy of linking product launches with relevant events has allowed us to effectively increase consumption occasions while meaningfully engaging with our communities and consumers.

Our marketing and innovation efforts have expanded the number of incremental consumer use cases for Krispy Kreme doughnuts. For example, our gifting value proposition makes doughnuts an ideal way to celebrate everyday occasions like birthdays and holidays, through gifting sleeves and personalized gift messaging. The Branded Sweet Treat Line creates a new opportunity in snacking or everyday “lunchbox” occasions. Our gifting value proposition and Branded Sweet Treat Line’s products, which each fulfill distinct consumption occasions, will continue to make our brand and products more accessible and allow us to participate with greater frequency in small and large indulgent occasions, from impromptu daily gatherings with family and friends to holidays and weddings, and everything in between.

Expand our omni-channel network in new and existing markets

We believe there are opportunities to continue to grow in new and existing markets in which we currently operate by further capitalizing on our strong brand awareness as we deploy our Hub & Spoke model. We apply a deliberate approach to growing these discrete, highly attractive markets and maintain our brand integrity and scarcity value while unlocking significant consumer demand.

We believe our omni-channel strategy, empowered by our Hub & Spoke model, will allow us to effectively seize expansion opportunities both domestically and internationally. Despite our high brand awareness, we have a limited presence in certain key U.S. markets, such as New York and Chicago and have yet to build a significant presence in key U.S. cities, including Boston and Minneapolis. We believe this provides us ample opportunity to grow within markets in which we are already present. We have also identified similar key international whitespace market opportunities such as China, Brazil, and parts of Western Europe. Our successful track record of entering new diverse markets including the Philippines, South Africa, Guatemala and Saudi Arabia demonstrates our ability to effectively penetrate a broad range of market types. New markets will either consist of company-owned shops or entered via franchise operations, to be determined on a case-by-case basis.

Our dynamic omni-channel strategy allows us to efficiently tailor our model and add e-Commerce, Spokes and Branded Sweet Treat Line channels to most effectively pursue each market opportunity, leveraging our existing footprint and technology and innovation capabilities.

Hot Light Theater Shops: We intend to efficiently and selectively grow our physical presence in existing and underserved markets, including our international markets. Our strategy to deploy our Hub & Spoke model includes strategically opening new Hot Light Theater Shops to ensure we are creating scarcity value of our experiential format while providing sufficient market capacity to fuel growth across our other formats. We continue to transform and reimagine key locations into Hot Light Theater Shops to strengthen our experiential offering and inspire interactive brand occasions for more consumers.

Fresh Shops and DFD: Maximizing potential distribution is a key growth driver for Krispy Kreme and we intend to supplement market penetration by adding Fresh Shops and DFD locations to further expand our brand reach and ensure our products are available wherever our consumers choose to shop. Our current DFD business has been transformed from our legacy wholesale model and we believe positions us for strong and sustainable growth in DFD. Expanding through our Spoke locations allows us to leverage existing capacity in our Hub locations to drive capital efficient growth. Today, our DFD presence reaches over 4,700 doors across the United States and Canada, and 2,100 doors internationally. New listings in key markets have seen marked success, which we intend to emulate globally by leveraging our brand equity and consumer pull to continue penetrating new doors through Fresh Shops and DFD.

e-Commerce and delivery: e-Commerce is a key driver of our growth, driven both by increased consumer convenience and the expansion of digitally enabled value propositions. Our branded e-Commerce network enables us to build a direct relationship with our consumers and creates a fully integrated and highly convenient experience, whether through “click and collect” or home delivery. As consumer expectations around convenience increase, we have been able to meet our consumers’ needs with a highly personal digital platform. e-Commerce also enables and supports a broad range of occasions, including home delivery, gifting, in-office catering and business solutions, and further activation of our fundraising program. We will continue to expand through third-party delivery aggregators as an additional way to drive penetration with new consumers. Growth of e-Commerce and the delivery channel leverages our existing doughnut shop network, helping achieve operating efficiencies. With the expansion of this channel, we believe we can leverage valuable consumer data to acquire new consumers and extract higher consumer lifetime value by creating relationships with them outside of our shops.

Branded Sweet Treat Line: The third-party retail channel is important to the doughnut and sweet treats categories, and we intend to continue to drive growth across this channel by expanding our partnerships with global and regional retail customers and introducing new Branded Sweet Treat Line’s products to further expand our offering. We believe that our new line of nine different packaged, shelf-stable products, including a variety of Doughnut Bites and Mini Crullers, are superior to alternative offerings, and combined with our strategic advantage in the market as one of the most loved sweet treats brand, present an opportunity to sell into new retailers and accelerate our packaged, shelf-stable products sell-through velocity once they reach shelves. To support the growth of our Branded Sweet Treat Line, we have invested in additional third-party manufacturing facilities where we produce cake doughnuts under the guidance of Krispy Kreme employees to ensure product quality and freshness consistent with our brand promise and experience.

While the initial launch of our Branded Sweet Treat Line is focused on the U.S. market, we believe an opportunity exists to deploy our Branded Sweet Treat Line internationally in the future.

Continue to Grow Insomnia Cookies

We intend to continue to build the presence of Insomnia’s platform in existing and new markets. We intend to leverage Insomnia’s dedicated following and expand its platform with younger consumers, growing its community of “Insomniacs” who love its crave-worthy products. With a “imagine what’s possible” mindset at the core of this brand, Insomnia plans to continue to expand its brand reach beyond college markets into additional major metropolitan communities, leveraging internal delivery capabilities to continue to build out its omni-channel network. Furthermore, with 54% of Insomnia’s sales coming from e-Commerce, we will continue to invest in expanding its digital audience and brand reach through extended delivery and nationwide shipping opportunities. We believe Insomnia’s delivery and digital capabilities keep it agile and continue to enable sales acceleration in the United States – as evidenced by the addition of 17 new stores in fiscal 2020 and another 30 commencing construction in 2021 despite the impact of the COVID-19 pandemic and associated restrictions. In fiscal 2020, Insomnia also demonstrated its highly effective innovation capabilities to drive deeper engagement through consumer-centric products like vegan cookies, mini cookies, deluxe cookies, cookie butter, lil’ and big dippers and three layer cookie cakes.

Drive Additional Efficiency Benefits from Our Omni-Channel Execution

We are making focused investments in our omni-channel strategy to expand our presence efficiently while driving top-line growth and margin expansion. The Hub & Spoke model enables an integrated approach to operations, which is designed to bring efficiencies in production, distribution and supervisory management while ensuring product freshness and quality are consistent with our brand promise no matter where customers experience our doughnuts. To support the Hub & Spoke model in the United States, we are implementing new labor management systems and processes in our shops and new delivery route optimization technology to support our DFD logistics chain. In addition, we are launching a new demand planning system that is intended to improve service and to deliver both waste and labor efficiencies across all of our business channels, including production of our Branded Sweet Treat Line. We are also investing in our manufacturing capabilities to support growth of our Branded Sweet Treat Line by implementing new packing automation technology, which is intended to significantly increase productivity through labor savings and increased capacity. By streamlining these operations across our platform, we believe we can continue to deliver on our brand promise and provide joy to our consumers while continuing to drive efficiencies across our platform.

Risk Factor Summary

Risks Related to Our Business and Industry

•	Pandemics, including the global COVID-19 outbreak, have disrupted and may continue to disrupt, our business.

•	Changes in consumer preferences and demographic trends could negatively impact our business.

•	Adverse weather conditions, including as a result of climate change, could adversely affect our business.

•	Litigation, regulation and publicity concerning food quality, safety, health and other issues, may materially impact consumer demand.

•	We will face risks as we complete our legacy wholesale business transformation, as a result of the introduction of our new Branded Sweet Treat Line and evolution of DFD.

•	We are exposed to risks related to any future acquisitions.

•	Our success depends on our ability to compete with many food service businesses.

•	We may be unable to successfully grow nationally and internationally.

•	We are subject to risks related to our reliance on key customers in our Branded Sweet Treat Line and DFD business channels.

•	We face risks to our supply of product ingredients and doughnut-making equipment, including risks to our supply chain as a result of climate change.

•	Our profitability is sensitive to changes in the cost of raw materials.

•	Our information technology may suffer material failures, inadequacies, interruptions and limited availability, which may materially harm our results of operation and business strategy.

•	If we or our franchisees are unable to protect our customers’ protected or personally identifiable information, we or our franchisees could be exposed to data loss, litigation and other liability.

•	We or our franchisees may experience data breaches, unauthorized access to customer data or other disruptions in connection with our day-to-day operations.

•	Political, economic, currency and other risks associated with our international operations could adversely affect our and our international franchisees’ operating results.

•	We are exposed to risks related to our reliance on our franchisees.

•	We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships.

•	Recent healthcare legislation and other potential employment legislation could adversely affect our business.

Risks Related to Our Organizational Structure

•	A majority of our voting power will be concentrated in a single stockholder following this offering.

•	High concentration in our common stock’s ownership may prevent you from influencing significant corporate decisions and may result in conflicts of interest.

•

Certain provisions of Delaware Law, the Investors’ Rights Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Risks Related to Our Intellectual Property

•	Our failure or inability to obtain, maintain, protect and enforce our intellectual property could adversely affect our business, including the value of our brands.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

•	Loss of our trade secret recipes could adversely affect our sales.

•	Our reliance on third parties, including our franchisees, may negatively impact our ability to protect our intellectual property.

Risks Related to this Offering

•	An active trading market for our common stock may never develop or be sustained.

•	The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

•	Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

•	We expect to be a “controlled company” following this offering.

•	The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets or the issuance of additional common stock.

•	Investors in this offering will suffer immediate and substantial dilution.

•	We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

•	We may be unable to pay dividends on our common stock.

General Risks

•	If tax laws change or we experience adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

•	We may be affected by a lack of analyst reports or the publication of negative analyst reports.

•	The Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters.

•	We will incur increased costs as a result of operating as a public company due to regulatory compliance.

ABOUT THIS PROSPECTUS

Basis of Presentation

We report on the basis of a 52- or 53-week fiscal year, ending on the Sunday closest to December 31. Accordingly, references herein to “fiscal 2018” relate to the 52 weeks ended December 30, 2018, “fiscal 2019” relate to the 52 weeks ended December 29, 2019 and “fiscal 2020” relate to the 53 weeks ended January 3, 2021. Our fiscal quarters end on the Sunday closest to March 31, June 30 and September 30, respectively. Accordingly, reference herein to, for example, the first fiscal quarters of 2021 and 2020 relate to the 13 weeks ended April 4, 2021 and March 29, 2020 respectively. Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them. As used herein, references to “domestic” data are inclusive of our U.S. and Canadian operations within our U.S. and Canada business segment. We completed our acquisition of a 74.7% controlling interest in Insomnia in September 2018, and as such Insomnia is reflected in our consolidated results only for such periods following its acquisition.

Market and Industry Data

Within this prospectus, we reference certain market and industry data, including information and statistics regarding the Packaged Food industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as Euromonitor International Limited. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source.

Certain information included in this prospectus concerning brand favorability is based on our Krispy Kreme 2020 U.S. Brand Survey, a company-designed survey with an average of approximatley 3,670 survey respondents. The survey responses were used to measure brand love amongst U.S. sweet treat consumers and to explore how we benchmark against our competition. We designed the Krispy Kreme 2020 U.S. Brand Survey in accordance with what we believe are best practices for conducting a survey. Nevertheless, while we believe this survey is reliable, it involves a number of assumptions and limitations, and no independent sources have verified such survey.

Assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statemens” and “Risk Factors” in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we, the selling stockholders nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

Trademarks, Service Marks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. We use our Krispy Kreme®, Original Glazed®, Doughnut Theater®, Hot Krispy Kreme Original Glazed Now® registered trademarks and related design marks in this prospectus. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks or trade names in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Key Performance Indicators

Throughout this prospectus, we utilize “global points of access” and “Hubs” as key performance indicators. Global points of access reflects all locations at which fresh doughnuts and cookies can be purchased. We define global points of access to include all Hot Light Theater Shops, Fresh Shops, DFD doors and cookie shops, at both company-owned and franchise locations as of the end of the respective reporting period. Global points of access excludes Branded Sweet Treat Line distribution points and legacy wholesale business doors. We monitor global points of access as a metric that informs the growth of our retail presence over time and believe this metric is useful to investors to understand our footprint in each of our segments and by shop type.

Hubs reflect locations where we have substantial doughnut production capacity. We define Hubs to include all Hot Light Theater Shops and Doughnut Factories, at both company-owned and franchise locations as of the end of the respective reporting period. In addition, we track Hubs with “Spokes” and Hubs without “Spokes.” We define Spokes, including Fresh Shops and DFD doors, as locations without their own doughnut production capabilities that are provided products by Hub locations. Hubs that service Spokes are considered to be “Hubs with Spokes and Hubs” that have yet to service Spokes are considered to be “Hubs without Spokes.” Hub counts do not include Mini-Hot Light Theater Shops. We monitor Hubs as an indicator of our production capacity to support incremental global points of access across our segments.

Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”); however, management evaluates our results of operations using, among other measures, organic revenue growth, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Net Income, Fresh Revenue from Hubs with Spokes and Fresh Revenue per Average Hub with Spokes. Organic revenue growth, Adjusted EBITDA, Adjusted Net Income, Fresh Revenue from Hubs with Spokes and Fresh Revenue per Average Hub with Spokes are non-GAAP financial measures.

We present organic revenue growth, Adjusted EBITDA, Adjusted Net Income, Fresh Revenue from Hubs with Spokes and Fresh Revenue per Average Hub with Spokes because our management uses these measures to analyze our performance on a comparative basis, as well as to assess the underlying trends of our performance on a comparative basis, and believe it useful to investors for the same reason. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as net income.

These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP financial measures are not measurements of financial performance under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

Organic revenue growth

Organic revenue growth measures our revenue growth trends excluding the impact of acquisitions and reflects our efforts to expand our global footprint through selective capital expenditures rather than acquisitions of pre-existing companies.

We define “organic revenue growth” as the estimated growth in revenue from company-owned businesses, shops and other operations that were either (i) opened or launched by us (including any business, shop or product developed or launched by us) or (ii) owned by us for at least twelve months following their acquisition, calculated on a constant currency basis. With respect to acquisitions (but not new launches), our calculation of organic revenue growth includes only revenue for the portion of the earlier comparative period during which the acquired business, shop or other operation was owned by us and a proportional part of the subsequent comparative period. For example, in calculating our fiscal 2020 organic growth attributable to a business acquired by us on the last day of the third quarter of fiscal 2019, we measure revenue from the acquired business for the fourth quarter of fiscal 2020 against the fourth quarter of fiscal 2019, while the calculation of our organic growth for fiscal 2021 would include 100% of revenue from the acquired shop for both fiscal 2021 and 2020. We calculate organic revenue growth on a constant currency basis by applying the relevant average exchange rates used in the preparation of our consolidated financial statements for the earlier comparative period and apply them to the actual foreign currency organic revenue amounts for the more recent comparative period.

Adjusted EBITDA

We define “Adjusted EBITDA” as earnings before interest expense, net (including interest payable to related parties), income tax expense/(benefit), and depreciation and amortization, with further adjustments for stock-based compensation, pre-opening and related costs, certain strategic initiatives, acquisition and integration expenses, and other certain non-recurring, infrequent or non-core income and expense items. Adjusted EBITDA enables operating performance to be reviewed across reporting periods on a consistent basis and is one of the principal measures used by management to evaluate and monitor our operating performance. Adjusted EBITDA has certain limitations, including adjustments for income and expense items that are required by GAAP. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs and stock-based compensation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA supplementally. We also measure compliance under certain of our debt agreements under a calculation termed Adjusted EBITDA, though such metric is calculated differently and is used for different purposes.

Adjusted Net Income

We define “Adjusted Net Income” as net loss adjusted for interest expense – related party, stock-based compensation, pre-opening and related costs, certain strategic initiatives, acquisition and integration expenses, amortization of acquisition-related intangibles, the tax impact of adjustments and other certain non-recurring, infrequent or non-core income and expense items. Adjusted Net Income has certain limitations, including adjustments for income and expense items that are required by GAAP. In evaluating Adjusted Net Income, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs and stock-based compensation. Our presentation of Adjusted Net Income should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted Net Income supplementally.

Fresh Revenue from Hubs with Spokes

Fresh revenue includes product sales generated from our retail business (including e-Commerce and delivery), as well as DFD sales, but excluding sales from our legacy wholesale business, our Branded Sweet Treat Line. Fresh Revenue from Hubs with Spokes equals the fresh revenue derived from those Hubs currently producing product sold through fresh shops and/or DFD doors, but excluding fresh revenue derived from those hubs not currently producing product sold through Fresh Shops and/or DFD doors. It also excludes all Insomnia revenue as the measure is focused on the Krispy Kreme business. This performance measure allows us to calculate a numerator for the Fresh Revenue per Average Hub with Spokes metric below. Fresh Revenue per Average Hub with Spokes allows us to measure our effectiveness at leveraging the Hubs in the Hub and Spoke production model to distribute product and generate cost efficiencies and profitability.

Fresh Revenue per Average Hub with Spokes

The Average Hub with Spokes for a period is calculated as the simple average of the number of Hubs with Spokes at the end of the current period and the number of Hubs with Spokes at the end of the comparative period, adjusted for the pro rata period of acquired Hubs with Spokes outstanding following the acquisition date. Fresh Revenue per Average Hub with Spokes equals Fresh Revenue from Hubs with Spokes divided by the average number of Hubs with Spokes during the period. This performance measure allows us to measure our effectiveness at leveraging the Hubs in the Hub and Spoke production model to distribute product and generate cost efficiencies and profitability.

Corporate Information

Krispy Kreme Doughnuts was founded in 1937. The Company was incorporated in 2012 and, following a name change on May 10, 2021, operates under the name Krispy Kreme, Inc. The address of our principal executive offices is currently 2116 Hawkins Street Charlotte, NC 28203 and our phone number is (800) 457-4779. Our website is currently www.krispykreme.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Our Structure

Immediately following this offering and the use of proceeds therefrom:

•

our common stock will be held as follows:                  shares by investors in this offering (or                 if the underwriters exercise their option to purchase additional shares of common stock in full),                  shares by an affiliate of JAB (or                  if the underwriters exercise their option to purchase additional shares of common stock in full) and                 shares by certain of our officers, directors and employees; and

•

the combined voting power in the Company will be as follows: (i)     % by investors in this offering (or     % if the underwriters exercise their option to purchase additional shares of common stock in full); and (ii)     % by our existing owners, of which JAB is our largest owner, with beneficial ownership of     % of our common stock (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares of common stock in full).

THE OFFERING

Issuer	Krispy Kreme, Inc.

Common stock offered by us	shares (or shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock offered by the selling stockholders	shares (or shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding immediately after this	shares (or shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of common stock	We and the selling stockholders have granted the underwriters an option to purchase up to additional shares of common stock, pro rata. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Use of Proceeds	We will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full) from the sale of the common stock by us in this offering assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated offering expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) our net proceeds by approximately $ million.

We intend to use the net proceeds that we receive from this offering to repay outstanding indebtedness under the revolving credit facility portion of our 2019 Credit Facility and the Related Party Notes, with the remainder to be used for general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

See “Use of Proceeds.”

Voting	Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Upon the completion of this offering, investors purchasing common stock in this offering will own approximately % of our common stock (or approximately % if the underwriters exercise their option

to purchase additional shares of common stock in full) and JAB, will beneficially own approximately     % of our common stock through its affiliate (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full).

As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management – Controlled Company Exemption” and “Certain Relationships and Related Party Transaction – Investors’ Rights Agreement.”

Dividends	Commencing on the fiscal quarter ended and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock. We expect to pay an initial quarterly cash dividend of $ per share for the quarter ended , which is expected to be paid in . Thereafter, we expect to pay a dividend subsequent to the close of each fiscal quarter.

The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and will depend on many factors, including the restrictions in certain of our subsidiaries’ credit facilities. See “Dividend Policy.”

Investors’ Rights Agreement	Following the completion of this offering, we will have an investors’ rights agreement (the “Investors’ Rights Agreement”) with JAB that will provide a framework for our ongoing relationship with JAB. See “Certain Relationships and Related Party Transactions – Investors’ Rights Agreement.”

Proposed Nasdaq Symbol	“DNUT”.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering excludes:

•

                shares of common stock issuable upon exercise of                 outstanding stock options with a weighted average exercise price of $        per share and                 stock options to be issued under our equity incentive plan in connection with the completion of this offering at an exercise price equal to the fair market value on the date of grant;

•

                shares of common stock issuable upon vesting of                 restricted stock awards currently outstanding and                 shares of common stock issuable upon the vesting of restricted stock awards to be issued under our equity incentive plan in connection with the completion of this offering; and

•	shares of common stock reserved for issuance under our equity incentive plan.

Unless otherwise indicated, the information in this prospectus:

•	Gives effect to the Stock Split and Merger (each as defined below under the section entitled “Reorganization”);

•	Assumes an initial public offering price of $ per share of common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•	Assumes no exercise by the underwriters of their option to purchase additional shares; and

•

Assumes the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws each of which will occur immediately prior to the closing of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table presents our summary historical consolidated financial information for the periods and as of the dates indicated.

The summary historical consolidated financial information as of January 3, 2021 and December 29, 2019 and for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, have been derived from the audited financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of April 4, 2021 and for the quarters ended April 4, 2021 and March 29, 2020, have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such financial data.

Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full fiscal year. You should read the summary historical financial information presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Quarters Ended				Fiscal Years Ended
(in thousands, except share and per share data)	April 4, 2021		March 29, 2020		January 3, 2021		December 29, 2019		December 30, 2018
STATEMENT OF OPERATIONS DATA
Net revenue:
Product sales		$313,585		$251,536		$1,085,110		$912,805		$748,860
Royalties and other revenues		8,224		9,680		36,926		46,603		47,023

Total net revenues		321,809		261,216		1,122,036		959,408		795,883
Expenses:
Product and distribution costs		79,997		68,148		310,909		262,013		246,458
Operating expenses		147,541		115,779		488,061		390,849		295,966
Selling, general and administrative expense		59,044		49,196		216,317		190,237		160,932
Pre-opening costs		1,391		3,437		11,583		7,078		1,903
Other expenses, net		(3,245)		1,171		10,488		7,465		6,708
Depreciation and amortization expense		23,401		19,087		80,398		63,767		49,447

Operating income		13,680		4,398		4,280		37,999		34,469
Interest expense, net		8,249		8,644		34,741		38,085		27,881
Interest expense – related party		5,566		5,566		22,468		21,947		18,902
Other non-operating (income)/expense, net		(442)		2,548		(1,101)		(609)		5,443

Loss before income taxes		307		(12,360)		(51,828)		(21,424)		(17,757)
Income tax expense/(benefit)		685		(1,412)		9,112		12,577		(5,318)

Net loss		(378)		(10,948)		(60,940)		(34,001)		(12,439)
Net income attributable to noncontrolling interest		2,683		567		3,361		3,408		1,633

Net loss attributable to Krispy Kreme, Inc.		$(3,061)		$(11,515)		$(64,301)		$(37,409)		$(14,072)

Net loss per share:
Common stock – Basic		$(44.71)		$(159.29)		$(904.39)		$(518.40)		$(173.52)
Common stock – Diluted		$(45.89)		$(159.39)		$(904.53)		$(519.30)		$(173.85)
Weighted-average shares outstanding
Basic and diluted (1)		71,626		71,626		71,626		71,626		71,626
Pro forma net loss per share:
Common stock – Basic	$		$		$		$		$
Common stock – Diluted	$		$		$		$		$

	Quarters Ended		Fiscal Years Ended
(in thousands)	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
STATEMENTS OF CASH FLOWS DATA
Net cash provided by operating activities	$40,641	$(89)	$28,675	$80,812	$148,337
Net cash used for investing activities	(63,653)	(22,399)	(168,128)	(226,606)	(303,283)
Net cash provided by financing activities	36,814	281,680	139,441	129,077	166,195
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(507)	(739)	2,045	(941)	410
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,295	258,453	2,033	(17,658)	11,659
Cash, cash equivalents and restricted cash at beginning of the fiscal year	37,483	35,450	35,450	53,108	41,449

Cash, cash equivalents and restricted cash at end of the fiscal year	$50,778	$293,903	$37,483	$35,450	$53,108

	As of
(in thousands)	April 4, 2021	January 3, 2021	December 29, 2019
BALANCE SHEET DATA (AT PERIOD END)
Cash and cash equivalents	$50,650	$37,460	$35,373
Working deficit	(328,902)	(333,742)	(264,626)
Total assets	3,116,731	3,060,995	2,874,626
Total debt (2)	1,204,604	1,171,636	1,100,278
Total shareholders’ equity	$863,403	$848,359	$883,417

	Quarters Ended		Fiscal Years Ended
	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
OTHER FINANCIAL DATA, KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES (3)
Global points of access	9,077	5,842	8,275	6,040	5,926
Total Hubs (as defined)(4)	410	406	409	405	398
Net revenue growth %	23%	15%	17%	21%	23%
Organic revenue growth %	8%	1%	1%	5%	3%
Adjusted EBITDA (thousands)	$47,794	$37,749	$152,890	$151,031	$128,300
Adjusted net income (thousands)	$18,853	$12,102	$47,944	$55,193	$52,640

(1)	See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted.
(2)

Total debt as of April 4, 2021 includes the current portion of long-term debt ($37.6 million), the non-current portion of long-term debt, net of discount and debt issuance costs ($816.9 million) and the Related Party Notes ($350.1 million). Total debt as of January 3, 2021 includes the current portion of long-term debt ($41.2 million), the noncurrent portion of long-term debt, net of discount and debt issuance costs ($785.8 million) and the Related Party Notes ($344.6 million). Total debt as of December 29, 2019 includes the current portion of long-term debt ($46.4 million), the non-current portion of long-term debt, net of discount and debt issuance costs ($713.7 million) and the Related Party Notes ($340.2 million). The Related Party Notes will be repaid with a portion of the net proceeds from this offering. See “Use of Proceeds.”
(3)	See the definitions of key performance indicators under “– Key Performance Indicators” above. For discussion of how we utilize Non-GAAP measures, refer to “– Non-GAAP Financial Measures.”
(4)	Hub counts include only Hot Light Theater Shops and do not include Mini-Hot Light Theater Shops.

The following table presents a reconciliation of net revenue growth to organic revenue growth for the periods presented:

	Quarters Ended		Fiscal Years Ended
(in thousands)	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
Net revenues – current quarter / year	$321,809	$261,216	$1,122,036	$959,408	$795,883
Net revenues – prior quarter / year	261,216	226,622	959,408	795,883	644,879

Net revenue growth	60,593	34,594	162,628	163,525	151,004
Net revenue growth %	23%	15%	17%	21%	23%
Impact of acquisitions (1)	(33,844)	(33,248)	(129,429)	(138,203)	(132,431)
Impact of currency	(4,963)	1,699	(906)	10,939	2,054
Impact of 53rd Week	—	—	(20,506)	—	—

Organic revenue growth	$21,786	$3,045	$11,788	$36,261	$20,627

Organic revenue growth %	8%	1%	1%	5%	3%

(1)	Reflects revenue growth attributable to business, shops and other operations acquired and owned by us for less than twelve months following their acquisition.

The following tables present a reconciliation of net loss to Adjusted EBITDA and net loss to Adjusted Net Income for the periods presented:

	Quarters Ended		Fiscal Years Ended
(in thousands)	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
Net loss	$(378)	$(10,948)	$(60,940)	$(34,001)	$(12,439)
Interest expense, net	8,249	8,644	34,741	38,085	27,881
Interest expense – related party (1)	5,566	5,566	22,468	21,947	18,902
Income tax expense (benefit)	685	(1,412)	9,112	12,577	(5,318)
Depreciation and amortization expense	23,401	19,087	80,398	63,767	49,447
Stock-based compensation	2,368	3,170	11,619	10,680	9,449
Other non-operating (income) expense, net (2)	(442)	2,548	(1,101)	(609)	5,443
Pre-opening and related costs (3)	1,391	3,877	13,969	8,431	4,053
Strategic initiatives (4)	—	3,613	20,517	4,059	5,342
Acquisition and integration expenses (5)	2,152	3,611	12,679	20,433	9,972
Store closure expenses (6)	—	—	6,269	629	3,396
Restructuring and severance expenses (7)	—	—	—	583	5,703
Other (8)	4,802	(7)	3,159	4,450	6,469

Adjusted EBITDA	$47,794	$37,749	$152,890	$151,031	$128,300

	Quarters Ended		Fiscal Years Ended
(in thousands)	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
Net loss	$(378)	$(10,948)	$(60,940)	$(34,001)	$(12,439)
Interest expense – related party (1)	5,566	5,566	22,468	21,947	18,902
Stock-based compensation	2,368	3,170	11,619	10,680	9,449
Other non-operating (income) expense, net (2)	(442)	2,548	(1,101)	(609)	5,443
Pre-opening costs and related costs (3)	1,391	3,877	13,969	8,431	4,053
Strategic initiatives (4)	—	3,613	20,517	4,059	5,342
Acquisition and integration expenses (5)	2,152	3,611	12,679	20,433	9,972
Store closure expenses (6)	—	—	6,269	629	3,396
Restructuring and severance expenses (7)	—	—	—	583	5,703
Other (8)	4,802	(7)	3,159	4,450	6,469
Amortization of acquisition related intangibles (9)	7,449	6,380	26,328	21,318	17,367
Loss on extinguishment of debt (10)	—	—	—	1,567	—
Tax impact of adjustments (11)	(4,714)	(5,708)	(28,909)	(23,543)	(21,583)
Tax specific adjustments (12)	659	—	21,886	19,249	566

Adjusted net income	$18,853	$12,102	$47,944	$55,193	$52,640

(1)	Consists of interest expense related to the Related Party Notes. We intend to use a portion of the net proceeds from this offering to repay the Related Party Notes.
(2)

Consists primarily of foreign translation gains and losses in each fiscal year. Fiscal 2018 also includes $4.7 million of contingent consideration paid related to the Krispy Kreme Holdings Pty Ltd (“KK Australia”) acquisition.

(3)

Consists of pre-opening costs as reflected within the consolidated statement of operations and additional incremental related costs. For the quarters ended April 4, 2021 and March 29, 2020, pre-opening costs, which include rent, labor and marketing expenses incurred prior to opening a new shop, were $1.4 million and $3.4 million, respectively. Pre-opening costs were $11.6 million, $7.0 million and $1.9 million in fiscal 2020, 2019 and 2018, respectively. Additional incremental related costs of $0.5 million, $2.4 million and $1.4 million for the quarter ended March 29, 2020 and in fiscal 2020 and 2019, respectively, related to our New York City flagship Hot Light Theater Shop opening and consisted of additional consulting and training costs incurred and reflected in selling, general and administrative expenses. New market entry costs of $2.2 million in fiscal 2018 related to our entry into Ireland and New Zealand and reflected in selling, general and administrative expenses.

(4)

Strategic initiatives for the quarter ended March 29, 2020, and fiscal 2020 and 2019 consist mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the evolution of our legacy wholesale business in the United States.

(5)

Consists of acquisition and integration-related costs in connection with our business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

(6)	Consists of lease termination costs, impairment charges, and loss on disposal of property, plant and equipment.
(7)	Consists of severance and related benefits costs associated with our hiring of a new global management team.
(8)

The quarter ended April 4, 2021 consists primarily of $3.5 million of consulting and advisory fees incurred in connection with the preparation for our initial public offering. Fiscal 2020 includes $1.2 million of management fees paid to JAB and $3.2 million of consulting and advisory fees incurred in connection with preparation for our initial public offering, partially offset by a $2.5 million gain on the sale of land. Fiscal 2019 includes $3.1 million lease impairment expenses related to our Winston-Salem office location incurred in connection with our Corporate headquarters relocation to Charlotte, North Carolina. Fiscal 2018 includes $4.0 million of consulting and professional fees related to a sale leaseback transaction and other finance projects.
(9)	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statements of operations.
(10)	Consists of the write-off of debt issuance costs in connection with the refinancing of the 2016 credit facility.
(11)

Tax impact of adjustments calculated applying the applicable statutory rates. The Company’s adjusted effective tax rate is 25.2%, 23.4%, and 23.0% for each of the fiscal years 2020, 2019 and 2018, respectively.

(12)

Fiscal 2020 includes a valuation allowance of $20.5 million associated with tax attributes primarily attributable to incremental costs removed from the calculation of Adjusted Net Income. Fiscal 2019 includes a valuation allowance of $6.6 million associated with tax attributes primarily attributable to incremental costs removed from the calculation of Adjusted Net Income, as well as an uncertain tax position unrelated to ongoing operations of $12.0 million.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus before investing in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Related to Our Business and Industry

Public health outbreaks, epidemics or pandemics, including the global COVID-19 outbreak, have disrupted and may continue to disrupt, our business, and could materially affect our business, results of operations, and financial condition.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs in the markets in which we and our franchisees operate all of which can affect our business, liquidity, financial condition and results of operations. In December 2019, a novel strain of coronavirus, referred to as 2019-ncov, COVID-19 coronavirus epidemic, or COVID-19, was identified. COVID-19 has since spread globally, including the United States where we have our executive offices and principal operations. The global pandemic resulting from the outbreak of COVID-19 has disrupted global health, economic and market conditions, consumer behavior and food service operations.

Governmental authorities, nationally and internationally, have recommended social distancing and have imposed quarantine, shelter-in-place, curfew and similar isolation measures, including government orders and other restrictions on the conduct of business operations in an effort to slow the spread of COVID-19. While certain regions have begun re-opening, our shops and other facilities in some of such regions may be subject to modified hours and operations and/or reduced traffic even without government imposed restrictions. In addition, we face risks related to resurgences of COVID-19, including the emergence of new variant strains of COVID-19, in regions that have reopened, which have and may in the future necessitate renewed government restrictions.

If any of our employees or the employees of our franchisees were to contract COVID-19 or other illnesses, our operations could be significantly disrupted, since this could require us or our franchisees to quarantine some or all such employees or close and disinfect our impacted facilities. While we have enacted protections, including the installation of “sneeze” guards, a glove and mask policy, and conversion of aisles to “one-way” traffic, we may nonetheless be subject to COVID-19 outbreaks in our shops and Doughnut Factories. If a significant percentage of our workforce or the workforce of our business partners are unable to work, including because of illness or government restrictions in connection with pandemics or disease outbreaks, our operations may be negatively impacted, potentially materially adversely affecting our business, liquidity, financial condition and results of operations.

Operations in our and our franchisees’ shops have been and, at least in the short term, are expected to continue to be disrupted to varying degrees. The COVID-19 pandemic has impacted our and our franchisees’ businesses globally. In the United States, we temporarily closed the lobbies of our shops in March 2020 and shifted to drive-thru, “to-go” and delivery. We also experienced delays in opening new shops, including our New York City flagship Hot Light Theater Shop. With a prioritization on health and safety of our Krispy Kremers and Insomniac team members and customers, we were able to re-open shops under modified operations to meet public health guidelines and evolving customer behaviors and expectations. As of January 3, 2021, all of our shops in the United States and Canada are fully open.

Internationally, government-mandated lock-down periods significantly impacted our company-owned businesses in the United Kingdom and Australia. In the United Kingdom, 21 shops remain closed due to COVID-19 restrictions as of January 3, 2021, and a total of nine shops and a manufacturing facility have been permanently closed since March 2020 as a result of the COVID-19 pandemic. As of January 3, 2021, 75 shops representing 6.7% of our total shops internationally were closed due to COVID-19 pandemic restrictions.

In addition, our business is affected by consumer preferences and perceptions. The risk of contracting viruses has and could continue to cause employees or guests to avoid gathering in public places, which has had, and could further have, adverse effects on ours and our franchisees’ guest traffic and the ability to adequately staff shop locations. Even if a virus or other disease does not spread significantly within a specific area, the perceived risk of infection or health risk in such area may adversely affect our business, liquidity, financial condition and results of operations.

Many consumer behaviors have changed during the COVID-19 pandemic as a result of mandates or orders from federal, state and local authorities, and concerns about the transmission of COVID-19, including less time spent commuting or outside the home, leading to fewer shop visits and more food and beverage prepared and consumed at home, or by delivery. These changes in behavior may continue following global vaccine distribution, the lifting of such mandates or orders and the resumption of more normal economic and operating conditions, possibly beyond the end of the pandemic. These changes have and could continue to negatively impact ours and our franchisees’ sales and customer traffic, which has and could continue to materially and adversely impact our business, liquidity, financial condition and results of operations.

In addition, we believe that our and our franchisees’ sales, customer traffic, and profitability are strongly correlated to consumer discretionary spending, which is influenced by general economic conditions, unemployment levels, and the availability of discretionary income all of which has been, and may continue to be, negatively impacted by the COVID-19 pandemic. In general, the food service industry’s sales are dependent upon discretionary spending by consumers, and reductions in sales at our and our franchisees’ shops would adversely impact our profitability.

The length of time it may take for global vaccine distribution and more normal economic and operating conditions to resume remains uncertain and the economic recovery period could continue for a prolonged period even after the health risks of the pandemic subside. We expect that certain operational changes made during the pandemic, particularly with respect to enhanced health and safety measures in franchised shops, will remain in place for an extended period (and some of these changes may be permanent changes) and could increase our and our franchisees’ costs.

The COVID-19 pandemic may also have the effect of heightening other risks disclosed in this prospectus, including, but not limited to, those related to our ability to service our debt obligations, supply chain interruptions and/or commodity price increases, and the financial condition of our franchisees.

Changes in consumer preferences and demographic trends could negatively impact our business.

Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing brands. For instance, if prevailing health or dietary preferences cause consumers to avoid indulgences such as doughnuts or cookies in favor of foods that are perceived as healthier, our sales would suffer. In addition, the food service industry continues to be under heightened legal and legislative scrutiny related to menu labeling resulting from the perception that the practices of food service companies have contributed to nutritional, caloric intake, obesity, or other health concerns of their guests. For example, if we are unable to adapt to changes in consumer preferences and trends, or if regulatory changes are implemented that impact any of our markets, our operating results could be negatively impacted.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

Our success depends on our ability to maintain our brand image, extend our products to new channels, expand our brand image with new product offerings and deliver consistent high-quality, delicious products to our customers.

While we seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, the majority of our marketing initiatives rely on a social-media focused approach to create positive impacts on both our brand value and reputation. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not maintain, extend, and expand our brand image, then our business, financial condition and results of operations could be materially and adversely affected. These risks are especially pronounced in light of our reliance on our social-media presence to promote our brand and maintain customer loyalty and engagement.

In addition, increasing regulatory or legal action against us, product recalls or other adverse publicity could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if these actions are unfounded or not material to our operations.

The food service industry is affected by food safety issues, including food tampering or contamination.

Food safety, including the possibility of food tampering or contamination is a concern for any food service business. Any report or publicity linking us or one of our franchisees to food safety issues, including food tampering or contamination, could adversely affect our reputation as well as our revenues and profits. Increased use of social media could amplify the effects of negative publicity. These risks may be increased as we introduce new products or increase distribution channels, such as our Branded Sweet Treat Line or DFD business channels. Food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain or lower margins for us and our franchisees. Additionally, food safety issues could expose us to litigation, governmental investigation, recalls or fines.

The food service industry is affected by litigation, regulation and publicity concerning food quality, health and other issues, which can cause customers to avoid our products and result in liabilities.

Food service businesses can be adversely affected by litigation, by regulation and by complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one shop or a limited number of shops, including shops operated by our franchisees, or as we introduce new products or increase distribution channels, such as our Branded Sweet Treat Line or DFD business channels. In addition, class action lawsuits have been filed and may continue to be filed against various food service businesses (including quick service restaurants) alleging, among other things, that food service businesses have failed to disclose the health risks associated with high-fat foods and that certain food service business marketing practices have encouraged obesity. Adverse publicity about these allegations may negatively affect us and our franchisees, regardless of whether the allegations are true, by discouraging customers from buying our products. Because one of our competitive strengths is the taste and quality of our doughnuts and other indulgence products, adverse publicity or regulations relating to food quality or other similar concerns affect us more than it would food service businesses that compete primarily on other factors. We could also incur significant liabilities if such a lawsuit or claim results in a decision against us or as a result of litigation costs regardless of the result.

Adverse weather conditions could adversely affect our business.

Adverse weather conditions can impact guest traffic at our and our franchisees’ shops and, in more severe cases such as hurricanes, tornadoes, flooding or other natural disasters (which can be worsened as a result of climate change), cause temporary closures, sometimes for prolonged periods, which would negatively impact our shop sales. Changes in weather could result in construction delays, interruptions to the availability of utilities, and shortages or interruptions in the supply of food items and other supplies, which could increase our costs.

We may not be successful in implementing important strategic initiatives, which may have an adverse impact on our business.

We depend on our ability to continue to grow and evolve through various important strategic initiatives. We have developed a number of strategic initiatives designed to foster our growth and improve our profitability. Our business growth strategy has the following principal components: increasing trial and frequency of customer visits, growing our omni-channel network in new and existing markets, growing Insomnia and driving additional efficiencies in and benefits from our omni-channel business model. There can be no assurance that we will be able to implement these important strategic initiatives or that these strategic initiatives will deliver on their intended results, which could in turn adversely affect our business.

In addition to other factors listed in this risk factors section, factors that may adversely affect the successful implementation of these strategic initiatives include the following:

•	imposition of additional taxes by jurisdictions, such as on certain types of food, beverages, ingredients or based on number of employees;

•

construction cost increases associated with new shop openings and remodeling of existing shops; delays in shop openings for reasons beyond our control, such as the delays we experienced in opening our New York City flagship Hot Light Theater Shop due to the COVID-19 pandemic, or a lack of desirable real estate locations available for lease at reasonable rates;

•	not successfully scaling our manufacturing or supply chain infrastructure as our product offerings increase and as we continue to expand our omni-channel business model; and

•	the deterioration in our credit ratings, which could limit the availability of financing and increase the cost of obtaining financing to fund our initiatives.

Effectively managing growth can be challenging, particularly as we expand into new markets. If we are not successful in implementing our strategic initiatives, we may be required to evaluate whether certain assets, including goodwill and other intangibles, have become impaired. In the event we record an impairment charge, it could have a material impact on our financial results.

We may not realize the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions.

We are in the process of acquiring additional franchised shops domestically and internationally. In certain circumstances, our existing franchisees may retain a minority stake in the franchise shops we acquire and continue to participate in the operation of the applicable shops. Such arrangements are entered into on a case-by-case basis. In addition, from time to time we evaluate and may complete other mergers, acquisitions, divestitures, joint ventures, strategic partnerships, minority investments or strategic transactions, including our November 2019 majority-stake partnership with WKS Holdings, our April 2018 majority-stake partnership with Great Circle Family Foods and our acquisition of all of the equity interests of Krispy Kreme Holding UK Ltd., Krispy Kreme Mexico S. de R.L. de C.V., Krispy Kreme Holdings Pty Ltd and Krispy Kreme Doughnut Japan Co., Ltd. We expect to continue this trend, looking for strategic opportunities to acquire or partner with our domestic and international franchisees.

Past and potential future strategic transactions may involve various inherent risks, including, without limitation:

•

expenses, delays or difficulties in integrating acquired Krispy Kreme franchised shops, strategic partnerships or investments into our organization, including the failure to realize expected synergies and/or the inability to retain key personnel;

•	diversion of management’s attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;

•	inability to generate sufficient revenue, profit, and cash flow from acquired Krispy Kreme franchised shops, companies, strategic partnerships or investments;

•	the possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions or other strategic transactions; and

•	the possibility that investments we have made may decline significantly in value, which could lead to the potential impairment of the carrying value of goodwill associated with acquired businesses.

Past and potential future strategic transactions may not ultimately create value for us and may harm our reputation and materially adversely affect our business, financial condition and results of operations.

We will face risks as we complete our legacy wholesale business evolution of DFD and the introduction of our Branded Sweet Treats Line.

We are in the process of completing the evolution of our legacy wholesale business by transforming our DFD model and introducing our new Branded Sweet Treat Line. Such efforts have entailed significant costs and uncertainties arising from, among other things, our manufacturing facilities intervention, our transition to an omni-channel business model, building and developing our information technology and logistics systems and adaption to our new corporate organization and talent. These efforts have incurred certain costs relating to, among other things:

•	severance costs from payroll reductions;

•	asset, equipment and inventory write-downs;

•	lease termination costs;

•	shop conversion costs;

•	systems upgrade costs;

•	contract termination costs; and

•	third-party costs to help facilitate the transformation through transitional services.

In connection with the evolution of our legacy wholesale business, we have and continue to rollout our DFD business channels. We have also launched our new Branded Sweet Treat Line. Successful implementation of these business lines relies and will continue to rely on our ability to capitalize and realize certain goals, including identifying retail partners, expanding the geographies we serve and developing and maintaining the manufacturing and logistical capacity to service our Branded Sweet Treat Line and DFD business channels. In addition, these may exacerbate or be exacerbated by other risk factors included herein, especially those related to our logistical and manufacturing capacity and ability to compete in the indulgence market.

There is no guarantee that we will achieve the benefits we anticipate or achieve the costs savings, revenue generation and other positive effects necessary to offset the costs and risks discussed above. In addition, our Branded Sweet Treat Line has thus far been unprofitable and has only been deployed domestically. There is no guarantee that it will see success among consumers in international markets or ever turn a profit either domestically or internationally. Any failure to recognize our expected benefits could materially and adversely affect our business, our results of operations and financial condition.

Our success depends on our ability to compete with many food service businesses.

We compete with many well-established food service companies. At the shop level, we compete with other indulgence retailers and bakeries, specialty coffee retailers, bagel shops, quick service restaurants, delicatessens, take-out food service companies, convenience stores and supermarkets. Our Branded Sweet Treat Line competes primarily with grocery store bakeries and packaged snack foods.

In both our shop and Branded Sweet Treat Line business channels, aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins. Moreover, many of our competitors offer consumers a wider range of products. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As competitors expand their operations, competition may intensify. In addition, the start-up costs associated with retail indulgence and similar food service establishments are not a significant impediment to entry into the retail indulgence business.

In addition to the above, our omni-channel business approach, especially our Insomnia brand, which emphasizes delivery as a key component, competes with local and international indulgence brands in a highly competitive space. While we control and operate our e-Commerce platform, we rely on third-party food delivery services, including DoorDash, for last-mile delivery of our products. We are also a partner platform on such services, in which the end-to-end transaction with customers, including delivery of our products is conducted by the third-party platform. Our customers may prefer other indulgence providers’ e-Commerce platforms or other delivery platforms and services for a variety of competitive reasons, including delivery availability, app user experience and overall market demand for food delivery.

If we are unable to successfully compete, we may be unable to sustain or increase our revenues and profitability as well as leverage the growth and we expect to achieve through our omni-channel business model.

A key portion of our growth strategy depends on opening new Krispy Kreme shops both domestically and internationally.

A core part of our business strategy is expansion of our shops, DFD and e-Commerce and delivery business channels’ reach to new geographies, markets and customers, nationally and internationally. Our ability to effect such an expansion may be influenced by factors beyond our and our franchisees’ control, which may slow shop development and impair our growth strategy. Our ability to successfully open new shops and acquire direct control over existing franchise shops will depend on various factors, including the availability of suitable sites, the negotiation of acceptable leases or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of our franchisees, and general economic and business conditions. We may also be limited by logistical or other operational concerns, including an inability to source product components or logistical services. Further, certain international markets of ours are heavily reliant on our franchisees and there can be no assurance that our franchisees will successfully develop or operate their shops in a manner consistent with our concepts and standards, or will have the business abilities or access to financial resources necessary to open and maintain the shops required by their agreements.

New or acquired Krispy Kreme shops may require significant expense before opening or re-opening and, once opened, may not be profitable for some time following their opening.

Our success has been, and in the future will continue to be, significantly impacted by the timing of new Krispy Kreme shop openings (often dictated by factors outside of our control), including landlord delays, associated pre-opening costs and operating inefficiencies. We typically incur the most significant portion of pre-opening costs associated with a given shop within the several months preceding the opening of the shop. Thereafter, our new shops take a period of time to reach target operating levels due to inefficiencies typically associated with new shops, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. Likewise, upon acquisition of a formerly franchised shop, we may incur inefficiencies as we integrate such shops into network of directly controlled shops, train or retrain personnel and negotiate or restructure logistical networks. We may incur additional costs in new markets, particularly if we are required to develop or negotiate new transportation or logistical networks, which may impact the profitability of those shops. These additional costs may be exacerbated where such new markets are in countries that we have not previously operated in. Although we have specific target operating and financial metrics, new shops may not meet these targets or may take longer than anticipated to do so. Any new shops we open may not be profitable or achieve operating results similar to those of our existing shops, which could adversely affect our business, financial condition or results of operations.

Our new Branded Sweet Treat Line and DFD business channels depend on key customers and are subject to risks if such key customers reduce the amount of products they purchase from us or terminate their relationships with us.

Sales to retail customers through both our Branded Sweet Treat Line and DFD channels represent a substantial portion of our revenue. The infrastructure necessary to support our Branded Sweet Treat Line and DFD business channels results in significant fixed and semi-fixed costs. Also, the loss of one of our large retail customers or significant financial difficulties in their businesses could adversely affect our financial condition and results of operations.

We have several large retail customers throughout the world. However, no single retail customer accounted for more than 10% of our total revenue in the fiscal years ended January 3, 2021, December 29, 2019 or December 30, 2018. These customers do not enter into long-term contracts; instead, they make purchase decisions based on a combination of price, product quality, consumer demand and service quality. They may in the future use more of their shelf space, including space currently used for our products, for other products, including private label products. If our sales to one or more of these customers are reduced, this reduction may adversely affect our business.

We are the exclusive supplier of doughnut mixes or mix concentrates to all Krispy Kreme shops worldwide. We also supply other key ingredients and flavors to all domestic Krispy Kreme company-owned shops. If we have any problems supplying these ingredients, our and our franchisees’ ability to make doughnuts could be negatively affected.

We are the exclusive supplier of doughnut mixes for many domestic and international Krispy Kreme shops and the exclusive supplier of doughnut mix concentrate, which is blended with other ingredients to produce doughnut mixes at both domestic and international production facilities, for all Krispy Kreme shops globally. We also are the exclusive supplier of certain other key ingredients and flavors to all domestic company-owned shops, most domestic franchise shops and some international franchise shops. We manufacture all of our concentrates at our manufacturing facility located in Winston-Salem, North Carolina and produce doughnut mix domestically at our Winston-Salem plant and a third-party facility in Pico Rivera, California. We distribute doughnut mixes and other key ingredients and flavors using independent contract distributors for Krispy Kreme shops domestically and internationally.

The Pico Rivera facility produces mix for distribution to most Krispy Kreme shops west of the Mississippi River and has the capacity to manufacture our doughnut mixes for other regions in the event of a shut-down or loss of capacity at our Winston-Salem facility. Nevertheless, an interruption of production at any manufacturing facility could impede our ability or that of our franchisees to make doughnuts domestically. Internationally, we produce doughnut mix at several plants and any disruption at such facilities may have regional impacts on the ability of our locations and our franchisees’ locations doughnut production capabilities. In addition, since we exclusively produce doughnut mix concentrate at our Winston-Salem facility, any shutdown or disruption of such facility would disrupt our entire global supply chain of doughnut mix concentrate without an adequate alternative source.

We generally ship our mix and concentrate internationally from a single port in Florida. While mix and concentrate are generally supplied in amounts sufficient to provide for doughnut production on a longer-term basis, delays in shipping or logistics chains could impact ours and our franchisees’ international operations. Events that delay shipment may be known or unknown, including events arising in connection with adverse weather events, customs and border shutdowns, trade conflicts and general trade route delays, including the recent stoppage in the Suez Canal. In addition, in the event that any of our relationships with our raw material suppliers terminate unexpectedly, even where we have multiple suppliers for the same ingredient, we may not be able to obtain adequate quantities of the same high-quality ingredients at competitive prices. As we continue to expand our global footprint the above risks may be exacerbated as we encounter supply shortages, logistical hurdles and other costs associated with operating and supplying a global network of shops.

Our profitability is sensitive to changes in the cost of raw materials.

Although we utilize forward purchase contracts and futures contracts and/or options on such contracts to mitigate the risks related to commodity price fluctuations, such contracts do not fully mitigate commodity price risk, particularly over the longer term. In addition, the portion of our anticipated future commodity requirements that is subject to such contracts varies from time to time.

Flour, shortening and sugar are our three most significant ingredients. We also purchase a substantial amount of gasoline to fuel our fleet of delivery vehicles for our DFD business and significant amounts of packaging materials to make, among other things, our iconic boxes for our dozens and half-dozens. The prices of wheat and soybean oil, which are the principal components of flour and shortening respectively, and of sugar and gasoline, have been volatile in recent years. We attempt to leverage our size to achieve economies of scale in purchasing, but there can be no assurances that we can always do so effectively. Adverse changes in commodity prices could adversely affect our profitability.

We are the only manufacturer of substantially all of our doughnut-making equipment. If we have any problems producing this equipment, our shops’ ability to make doughnuts could be negatively affected.

We manufacture our custom doughnut-making equipment in one facility in Winston-Salem, North Carolina. Our facility may be affected by:

•	failure of our suppliers to comply with regulatory or quality requirements, or to comply with our specifications;

•	failure of our suppliers to timely notify us of changes to the components they supply;

•	contractual or other disputes with any such supplier, including with respect to compliance with product supply and/or payment terms;

•	change of ownership of a supplier through acquisition or sale of a business;

•	any strike or work stoppage;

•	disruptions in shipping, such as adverse weather events, customs and border shutdowns, trade conflicts and general trade route delays, including the recent stoppage in the Suez Canal;

•	manufacturing limitations or other restrictions on availability or use of raw materials or components necessary for the development, testing, manufacture or sale of our doughnut-making equipment; or

•	a natural disaster or extraordinary event caused by fire, flood, earthquakes, environmental accidents or pandemic, all of which can be exacerbated or worsened by climate change.

Although we have limited backup sources for the production of our equipment, obtaining new equipment quickly in the event of a loss of our Winston-Salem facility would be difficult. In such an event, we would be forced to rely on third-party manufacturers or shift production to another manufacturing facility, and we could face significant delays in manufacturing and increased costs, which would jeopardize our ability to supply equipment to new shops or new parts for the maintenance of existing equipment in established shops on a timely basis.

We have limited suppliers for many of the product components and services that we rely on and any interruption in supply could impair our ability to make and deliver our signature products, adversely affecting our operating results.

We utilize a sole supplier for our glaze flavoring and glaze base. In addition, all of the cookie dough used by our Insomnia brand is supplied by a single supplier. Unless and until we can secure alternative suppliers for such components, our dependence on such supplier will subject us to the possible risks of shortages, interruptions and price fluctuations. Any interruption in the delivery of glaze flavoring would adversely affect our ability to produce and deliver our signature products, including our hot Original Glazed® doughnut, to our customers on a timely and competitive basis and could adversely affect our operating results.

If we experience significant increased demand, including as a result of our global expansion, or need to replace the existing supplier, there can be no assurance that additional supplies of product components will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Even if we are able to find alternative sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, there can be no assurance that our existing supplier will continue to provide components that are consistent with our standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell our products and related increased administrative and shipping costs.

In addition, we rely on a limited number of providers for our U.S. warehousing and logistics for shop delivery. As our Hub & Spoke and omni-channel business model expands, we will increasingly rely on such providers for logistics services, which exposes us to risks related to such providers’ ability to service our needs and the costs of such service. We have recently seen increased costs related to such service arising out of our increased demand for logistics needs, and the rollouts of our DFD business channels and introduction of our new Branded Sweet Treat Line as part of the evolution of our legacy wholesale business. Our inability to negotiate reasonable terms with such providers or identify an alternative provider for logistics services could reduce our margins in a material way. Furthermore, dealing with a limited number of providers exposes us to increased risks arising from such suppliers’ distribution networks. Increases in the price of fuel, employee strikes, organized labor activities, inclement weather and a variety of other known and unknown factors could limit our providers’ ability to service our logistical needs. If we are unable to source alternative logistical providers, our costs may significantly increase and, if we are unable to pass increased distribution costs on to our customers in the form of higher prices for our products, our business, financial condition and results of operations could be adversely affected.

We rely on information technology in our operations and are making improvements to important business systems. Any material failure, inadequacy or interruption of that technology could adversely affect our ability to effectively operate our business and result in financial or other loss.

We and our franchisees rely on computer systems and information technology to conduct our business and our ability to effectively manage our business depends significantly on the reliability and capacity of these systems. In addition, we must effectively respond to changing guest expectations and new technological developments. Disruptions or failures of these systems could cause an interruption in our business which could have a material adverse effect on our results of operations and financial condition.

We intend to perform upgrades to two of our information technology systems in 2021 to ensure we remain on supportable versions of key software. These systems include the ERP system which handles manufacturing, finance and logistics as well as the point of sale system which enable retail sales at the shops. Implementing these systems is a lengthy and expensive process that may result in a diversion of resources from other initiatives and activities. Continued execution of the project plans, or a divergence from them, may result in cost overruns, project delays or business interruptions. Business interruptions also could result from the failure of other important information technology platforms we use to operate our business, including platforms hosted or otherwise provided by third parties on our behalf. Any disruptions, delays or deficiencies in the design and/or implementation of any of these systems, or our inability to accurately predict the costs of such initiatives or our failure to generate revenue and corresponding profits from such activities and investments, could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition.

Systems failures and resulting interruptions could adversely affect our omni-channel business strategy.

Our omni-channel approach will in large part rely on our information technology systems to operate successfully, including the implementation of our delivery strategy. As we expand our DFD and delivery business channels, our exposure to such risks will increase.

Our systems, which in some cases rely on third-party providers, may experience service interruptions, degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism as a result of criminal third parties (including state-sponsored organizations with significant financial and technological resources), third parties we do business with and our and our franchisees’ employees. Our reliance on third-parties increases our exposure to such risks as we exercise a lesser degree of control over such persons. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. As a result, if we experience any outsized material impacts from a failure of our systems, our business, results of operations and financial condition could be materially and adversely effected.

While we endeavor to keep all systems current, within two revisions of the most current software and firmware versions, there can be no guarantee that we can reliably update and maintain our systems. In instances where we are unable to do so, the mitigating controls we put in place to reduce the risk may fail. Any such failure could lead to e-Commerce downtime, disruptions to our information technology systems and expose vulnerabilities to cyber-criminals.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers.

The e-Commerce and delivery aspects of our omni-channel strategy will depend on consumers ability to access to our branded platforms and third-party platforms via a mobile device or personal computer and the Internet. We may operate in jurisdictions with limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our platform. In addition, the Internet infrastructure that we, third-party platforms and our consumers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our branded e-Commerce platforms or third-party platforms. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our business and results of operations.

If we or our franchisees or licensees are unable to protect our customers’ payment card data and other regulated, protected or personally identifiable information, we or our franchisees could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we and our franchisees maintain, and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. Further, our guests and employees have a high expectation that we and our service providers will adequately protect their personal information.

Further, the standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment data at risk, are determined and controlled by the payment card industry, not by us. For example, we are subject to industry requirements such as the Payment Card Industry Data Security Standard, or PCI-DSS, as well as certain other industry standards. Any failure to comply with these rules and/or requirements could significantly harm our brand, reputation, business and results of operations. We also rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed.

We are, and may increasingly become, subject to other various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts For example, the State of California enacted the California Consumer Privacy Act (the “CCPA”), which became effective January 2020 and requires companies that process information on California consumers to, among other things, provide new disclosures and options to consumers about data collection, use and sharing practices. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Additionally, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances, and that require opt-in consent from consumers to process certain sensitive personal information. Other states plan to pass data privacy laws that are similar to the CCPA, CPRA and CDPA, further complicating the legal landscape. In addition, laws in all 50 states require businesses to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach (and, in some cases, to regulators). State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the General Data Protection Regulation (“GDPR”), which was adopted by the European Union effective May 2018, requires companies to meet stringent requirements regarding the handling of personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”) or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Further, the United Kingdom’s decision to leave the European Union has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers. Moreover, the GDPR confers a private right-of-action on certain individuals and associations. Our failure to adhere to or successfully implement appropriate processes to adhere to the requirements of GDPR, CCPA and other evolving laws and regulations in this area could expose us and our franchisees to financial penalties and legal liability. Our and our franchisees’ systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so.

Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If our practices are not consistent, or are viewed as not consistent, with changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to fines, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, lawsuits, loss of export privileges, severe criminal or civil sanction or other penalties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from our products and services. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

Breaches or failures of our information technology systems or other cybersecurity or data security-related incidents may have an adverse impact on our business, liquidity, financial condition and results of operations.

Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our franchisees’ information systems and records. An actual or perceived breach in the security of our information technology systems or those of our franchisees and third-party service providers could lead to an interruption in the operation of our systems, resulting in material adverse impacts on our business, liquidity, financial condition and results of operations, and could result in adverse publicity and significant damage to our brand and reputation with customers and third parties with whom we do business. Additionally, a significant theft, loss, disclosure, modification or misappropriation of, or access to, guests’, employees’, third parties’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from guests and employees, any of which could have a material adverse effect on our financial condition and results of operations.

The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial or degradation of service attacks, malware or ransomware), change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. In addition, our employees, franchisees, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate regulated, protected, or personally identifiable information, and may purposefully or inadvertently cause a breach involving or compromise of such information. Third parties may have the technology or know-how to breach the security of the information collected, stored, or transmitted by us or our franchisees, and our respective security measures, as well as those of our technology vendors, may not effectively prohibit others from obtaining improper access to this information. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of such a breach or compromise. There is no assurance that any security procedures or controls that we or our third-party providers have implemented will be sufficient to prevent data-security related incidents from occurring.

We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted or existing security breaches or failures and their consequences. As data security-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. We could be forced to expend significant financial and operational resources in responding to a security breach, including investigating and remediating any information security vulnerabilities, defending against and resolving legal and regulatory claims and complying with notification obligations, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition and results of operations. In addition, our remediation efforts may not be successful and we could be unable to implement, maintain and upgrade adequate safeguards.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

Political, economic, currency and other risks associated with our international operations could adversely affect our and our international franchisees’ operating results.

As of April 4, 2021 and excluding Doughnut Factories, there were 1,145 Krispy Kreme shops operated outside of the United States and Canada, representing 67% of our total shop count. Of this total, 718 shops are owned and operated by franchisees. Our revenues from international operations and business segments are exposed to risks associated with doing business in foreign countries. Risks arising from our international operations include, but are not limited to:

•	differences in consumer tastes and preferences for indulgent experiences;

•	recessionary or expansive trends in international markets;

•	uncertainties arising from the implementation of the United Kingdom’s exit from the European Union, including any additional financial, legal, tax and trade burdens on our operations there;

•	interpretation and application of laws and regulations, including tax, tariffs, labor, merchandise anti-bribery and privacy laws and regulations, including the GDPR;

•	import or other business licensing requirements;

•	the enforceability of intellectual property and contract rights;

•	limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new U.S. and international regulations;

•	changes in inflation rates;

•	difficulty in staffing, developing and managing foreign operations and supply chain logistics, including ensuring the consistency of our product quality and service;

•	local laws that make it more expensive and complex to negotiate with, retain or terminate employees;

•	local regulations, health guidelines and safety protocols related to the COVID-19 pandemic;

•	competition with entrenched competitors as we expand our international operations; and

•	increase in anti-American sentiment and the identification of the brand as an American brand.

Royalties from our franchisees are based on a percentage of net sales (as defined in our franchise agreements) generated by our foreign franchisees’ operations. Royalties payable to us by our international franchisees are based on a conversion of local currencies to U.S. dollars using the prevailing exchange rate, and changes in exchange rates could adversely affect our revenues. To the extent that the portion of our revenues generated from international operations increases in the future, our exposure to changes in foreign political and economic conditions and currency fluctuations will increase.

We also are subject to governmental regulations throughout the world that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act, the Foreign Corrupt Practices Act, and applicable local law. We typically export our products, principally our doughnut mixes and doughnut mix concentrates, to our franchisees in markets outside the United States. Numerous government regulations apply to both the export of food products from the United States as well as the import of food products into other countries. If one or more of the ingredients in our products are banned, alternative ingredients would need to be identified. Although we intend to be proactive in addressing any product ingredient issues, such requirements may delay our ability to open shops in other countries in accordance with our desired schedule.

We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchised shops and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline.

As a franchisor, we are subject to regulation by the Federal Trade Commission (the “FTC”) and by domestic and foreign laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to offer franchises would cause us to lose future franchise revenues and revenues generated through our Market Development segment. In addition, domestic or foreign laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.

Our international operations rely in part on our franchisees. Disputes with our franchisees, or failures by our franchisees to operate successfully, to develop or finance new shops or build them on suitable sites or open them on schedule, could adversely affect our growth and our operating results.

Franchisees, which are all independent operators, primarily based in international markets and not Krispy Kreme employees, contributed approximately 9.4% of our total revenues in fiscal 2020. These franchise revenues included franchisee purchases of product ingredients, equipment and other supplies directly from Krispy Kreme. We rely in part on these franchisees and the manner in which they operate their locations to develop and promote our business. We occasionally have disputes with franchisees, which could materially adversely affect our business, financial condition and results of operations. We provide training and support to franchisees, but the quality of franchise shop operations may be diminished by any number of factors beyond our control and it we may be unable to ensure proper procedures, especially with regard to ensuring the highest quality of products are offered at our shops, will be adhered to. In addition, since most of our current franchised operations exist internationally, we may have difficulty exercising greater degrees of control than we would with our company-

owned or domestic franchise shops. The failure of our franchisees to operate franchises successfully could have a material adverse effect on us, our reputation and our brands, and could materially adversely affect our business, financial condition and results of operations. In addition, although we do not control our franchisees and they operate as independent contractors, actions taken by any of our franchisees may be seen by the public as actions taken by us, which, in turn, could adversely affect our reputation or brands.

Lack of access to financing by our franchisees on reasonable terms could adversely affect our future operations by limiting franchisees’ ability to open new shops or leading to additional franchisee shop closures, which would in turn reduce our Market Development segment revenue. Most development agreements specify a schedule for opening shops in the territory covered by the agreement. These schedules form the basis for our expectations regarding the number and timing of new Krispy Kreme shop openings. In the past, we have agreed to extend or modify development schedules for certain franchisees and may do so in the future.

Market Development segment revenues are directly related to sales by franchise shops and, accordingly, the success of franchisees’ operations has a direct effect on our revenues, results of operations and cash flows.

Our franchisees could take actions that could harm our business.

Franchisees are independently owned and operated, and they are not our employees. Although we provide certain training and support to franchisees, our franchisees operate their shops as independent businesses. Consequently, the quality of franchised shop operations may be diminished by any number of factors beyond our control. Moreover, franchisees may not operate shops in a manner consistent with applicable laws and regulations or in accordance with our standards and requirements. Also, franchisees may not successfully hire and train qualified managers and other shop personnel. Although we believe we currently generally enjoy a positive relationship with our franchisees, there is no assurance that future developments, some of which may be outside our control, may significantly harm our future relationships with existing and new franchisees. In addition, our image and reputation, and the image and reputation of other franchisees, may suffer materially if our franchisees do not operate successfully, or in accordance with our standards and requirements, which could result in a significant decline in Krispy Kreme’s branded sales, our revenues and our profitability.

Recent healthcare legislation and other potential employment legislation could adversely affect our business.

Federal legislation regarding government-mandated health benefits and potential minimum wage legislation is expected to increase our and our domestic franchisees’ costs. In the past several years states have increased their minimum wages and there is mounting pressure to increase minimum wage on a federal level as well. In addition, for those of our employees paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs, which may also be increased by inflationary pressures and any shortages in the labor market.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. It is difficult to predict the overall trend of government regulation, and we may be subject to significant and sweeping change or reforms arising out of legislative initiatives surrounding labor laws, healthcare laws or other laws affecting our labor costs. Significant additional government regulations could impose increased compliance costs on us and we may be subject to litigation arising out of noncompliance with such regulations. Such risks, combined with other increases in our labor costs, could materially and adversely affect our business, financial condition and operating results.

Risks Related to Our Organizational Structure

After the completion of this offering, JAB will control through its affiliate a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and JAB’s interests may conflict with ours or yours in the future.

Immediately following this offering, JAB will control through its affiliate a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and JAB will be able to control the outcome of matters submitted to a stockholder vote. Even if JAB ceases to beneficially own shares of our common stock through its affiliate representing a majority of the total voting power, for so long as JAB continues to beneficially own a significant percentage of our common stock through its affiliate, JAB will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, JAB will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, JAB will be able to cause or prevent a change of control of us or a change in composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of common stock as part of the sale of us and ultimately might affect the market price of our common stock. See “Certain Relationships and Related Party Transactions – Investors’ Rights Agreement.”

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, JAB will beneficially own approximately     % of our common stock through its affiliate (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, JAB will exercise significant influence over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of JAB may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, JAB may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock – Anti-Takeover Effects of Delaware Law and Our Organizational Documents.”

Certain provisions of Delaware Law, the Investors’ Rights Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of Delaware Law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors or JAB, as the beneficial owner of a majority of our common stock.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Furthermore, immediately following this offering, JAB will control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders through its affiliate, and JAB will be able to control the outcome of matters submitted to a stockholder vote.

In addition, under our amended and restated certificate of incorporation, our board of directors will have the authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation will preclude future issuances without stockholder approval of the authorized but unissued shares of our common stock. These factors could have the effect of making the replacement of incumbent directors more time consuming and difficult.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by JAB, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock – Anti-Takeover Effects of Delaware Law and Our Organizational Documents” and “Certain Relationships and Related Party Transactions.”

Risks Related to Our Intellectual Property

Our failure or inability to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights could adversely affect our business, including the value of our brands.

We own certain common-law trademark rights in the United States, as well as numerous trademark and service mark registrations in the United States and in other jurisdictions. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position. Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed or otherwise violated. For example, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion in the marketplace. The value of our intellectual property could also diminish if others assert rights in or ownership of our trademarks, service marks and other intellectual property rights, or trademarks or service marks that are similar to ours. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark or service mark owners who have prior rights to our trademarks and service marks or to similar trademarks and service marks. In addition, there could be potential trade name, service mark or trademark infringement claims brought by owners of other registered trademarks or service marks, or trademarks or service marks that incorporate variations of our trademarks or service marks. During trademark and service mark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or in other foreign jurisdictions. Additionally, opposition or cancellation proceedings may in the future be filed against our trademark or service mark applications and registrations, and our trademarks and service marks may not survive such proceedings. While we may be able to continue the use of our trademarks and service marks in the event registration is not available, particularly in the United States, where such rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks or service marks if such parties are able to successfully claim infringement in court. In the event that our trademarks or service marks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Over the long term, if we are unable to establish name recognition based on our trademarks and service marks, then we may not be able to compete effectively. Any claims or customer confusion related to our trademarks and service marks could damage our reputation and brand and substantially harm our business, liquidity, financial condition and results of operations.

We may be required to protect our trademarks, service marks and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect and enforce our intellectual property rights. We have a system in place that is designed to detect potential infringement on our trademarks and service marks. The protective actions that we take, however, may not be sufficient, in some jurisdictions, to secure our trademark and service mark rights for some of the goods and services that we offer or to prevent imitation by others, which could adversely affect the value of our trademarks and service marks or cause us to incur litigation costs, or pay damages or licensing fees to a prior user or registrant of similar intellectual property. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

From time to time, legal action by us may be necessary to enforce or protect our intellectual property rights, including our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation, other violation or invalidity. Even if we are successful in defending our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to or not infringed or otherwise violated by the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or assert other claims against us, which could harm our business. If we are not successful in defending such claims in litigation, we may not be able to use, sell or license a particular product or offering due to an injunction, or we may have to pay damages that could, in turn, harm our results of operations. In addition, governments may adopt regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Our inability to enforce our intellectual property rights under these circumstances may harm our competitive position and our business.

Our commercial success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Whether merited or not, we have faced, and may in the future face, allegations that we or parties indemnified by us, or our or their respective products or services, have infringed, misappropriated or otherwise violated the trademarks, patents, copyrights, trade secrets or other intellectual property rights of third parties. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue claims, regardless of whether such claims have merit, which can be time-consuming, divert management’s attention and financial resources and be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing products, obtain licenses or modify our products or trademarks while we develop non-infringing substitutes. Otherwise, we may incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products. If we require a third-party license, it may not be available on reasonable terms or at all. We may also have to redesign our products and trademarks so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time.

Loss of our trade secret recipes could adversely affect our sales.

We derive significant competitive benefit from the fact that our doughnut recipes and formulations are trade secrets. Although we take reasonable steps to safeguard our trade secrets, should they become known to competitors, our competitive position could suffer substantially. Furthermore, trade secrets can be difficult to protect. We seek to protect our trade secrets and other know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors and other third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our recipes and formulations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States are less willing or unwilling to protect trade secrets. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties.

Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, improperly used or disclosed intellectual property rights, confidential or proprietary information, trade secrets or know-how of any such individual’s current or former employer or other third party. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our intellectual property rights. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, we cannot guarantee that we have entered into invention assignment agreements with each party that may have developed intellectual property rights for us. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property rights. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be insufficient or breached, and we may not be able to obtain adequate remedies for such breaches. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property rights owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Our reliance on third parties, including our franchisees and other licensees, may negatively impact our ability to protect our intellectual property.

Although we monitor and restrict third-party activities through our partnership and license agreements, third parties, including our franchisees and other licensees, may use, refer to, or make statements about our brands that do not make proper use of our trademarks, service marks or required designations, that improperly alter trademarks, service marks or branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. This may result in dilution or tarnishment of our intellectual property. It is not possible for us to obtain registrations for all possible variations of our branding in all territories where we operate. Third parties may seek to register or obtain registration for domain names and trademarks involving localizations, variations, and versions of certain branding tools, and these activities may limit our ability to obtain or use such rights in such territories. Franchisee, licensee and other third-party noncompliance with the terms and conditions of our partnership or license agreements may reduce the overall goodwill of our brands, whether through the failure to meet health and safety standards (including with respect to additional sanitation protocols and guidelines in connection with the COVID-19 pandemic), engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices.

Moreover, unauthorized third parties may conduct business using our intellectual property to take advantage of the goodwill of our brands, resulting in consumer confusion or dilution. Any reduction of our goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and operating results.

Risks Related to this Offering and Our Common Stock

An active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to have our common stock approved for listing on Nasdaq, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected. Additionally, upon the completion of this offering, JAB will beneficially own approximately     % of our common stock through its affiliate (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full), which may inhibit the development and maintenance of an active trading market. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following the completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly operating results or our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions to, or departures of, key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements or actions taken by JAB as our principal stockholder;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;

•	sales of substantial amounts of our common stock by JAB or other significant stockholders or our insiders, or the expectation that such sales might occur;

•

volatility or economic downturns in the markets in which we, our franchisees and our customers are located caused by pandemics, including the COVID-19 pandemic, and related policies and restrictions undertaken to contain the spread of such pandemics or potential pandemics; and

•	general market, political and economic conditions, in the insurance industry in particular, including any such conditions and local conditions in the markets in which any of our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

We expect to be a “controlled company” within the meaning of the corporate governance standards of             . As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements of Nasdaq.

After the completion of this offering, JAB will hold a majority of the voting power of shares of common stock eligible to vote in the election of our directors through its affiliate. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a controlled company, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirement that, within one year of the date of the listing of our common stock a majority of our board of directors consists of “independent directors,” as defined under the rules of             .

These requirements will not apply to us as long as we remain a controlled company. While JAB controls a majority of the voting power of our outstanding shares of common stock through its affiliate, we may also elect to not have our remuneration and nomination committee consist entirely of independent directors and we will not be required to have a written charter addressing that committee’ purpose and responsibilities or have annual performance evaluations of that committee. Accordingly, if we elect in the future not to comply with all of the corporate governance requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management – Controlled Company Exemption.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be              shares of common stock outstanding (or              shares outstanding if the underwriters exercise their option to purchase additional shares of common stock in full). Of our issued and outstanding shares, only the              shares of common stock sold in this offering (or              shares if the underwriters exercise the option to purchase additional shares of common stock in full) will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act. Following completion of the offering, approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of common stock in full) will be held by an affiliate of JAB and can be resold into the public markets in the future in accordance with the requirements of Rule 144, subject to the lock-up agreements described below. The sale by JAB’s affiliate of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. See “Shares Eligible For Future Sale.”

We and our executive officers and directors and certain of our stockholders, including JAB, have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time. See “Underwriting.”

In addition, following the completion of this offering, we will have the Investors’ Rights Agreement with JAB, that will provide a framework for our ongoing relationship with JAB. See “Certain Relationships and Related Party Transactions – Investors’ Rights Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares of common stock in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         in the net tangible book value per share, based upon the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus).

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

We may be unable to pay dividends on our common stock.

Following the closing of this offering, we intend to pay cash dividends on our common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant. See “Dividend Policy.”

Our ability to pay dividends may also be restricted by the terms of our existing debt agreements, or any future debt or preferred equity securities. Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our board of directors will not adjust the amount or timing of regular cash dividends or cause us to cease paying dividends altogether.

In addition, we are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. An inability of our subsidiaries to generate sufficient cash flow from operations may prevent us from making dividends on our common stock.

General Risks

The London Interbank Offered Rate calculation method may change and LIBOR is expected to be phased out after 2021.

Interest on our 2019 Facility, which is scheduled to mature in 2029, may be calculated based on the London Interbank Offered Rate (LIBOR). On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2023. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our credit facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated credit facility or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

If tax laws change or we experience adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws, including impacts of the Tax Cuts and Jobs Act of Public Law No. 115-97 and the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the consequences of which have not yet been fully determined. A number of the jurisdictions we currently operate in, including the United States, as well as a number of other countries and organizations such as the Organization for Economic Co-operation and Development, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business or require us to change the manner in which we operate our business.

In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. Tax authorities are increasingly scrutinizing the tax positions of companies. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

Our annual effective income tax rate can change materially as a result of changes in our geographic mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate. Additionally, changes in tax laws and changes made by regulatory authorities could have a significant effect on our overall effective income tax rate.

The full realization of our deferred tax assets may be affected by a number of factors, including future earnings and the feasibility of on-going planning strategies.

We have deferred tax assets including federal, state and foreign net operating loss carryforwards, accruals not yet deductible for tax purposes, tax credits and other items. We have established valuation allowances to reduce the deferred tax assets related to U.S. federal tax credits, foreign and state and local net operating loss carryforwards, as well as foreign capital loss carryforwards to an amount that is more likely than not to be realized. Our ability to utilize the deferred tax assets depends in part upon our ability to generate future taxable income within each respective jurisdiction during the periods in which these temporary differences reverse or our ability to carryback any losses created by the deduction of these temporary differences.

Due to legal or regulatory changes, such as suspensions on the use of deferred tax assets and tax credits by certain jurisdictions, possibly with retroactive effect, our existing deferred tax assets and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. For example, California temporarily suspended the use of certain net operating losses and tax credits to offset revenue losses associated with the COVID-19 pandemic. Other jurisdictions could also impose limitations on the use of certain deferred tax assets and tax credits.

We expect to realize the deferred tax assets over an extended period. If we are unable to generate sufficient future taxable income in the United States and/or certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. Our effective tax rate would increase if we were required to increase our valuation allowances against our deferred tax assets.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our reporting results do not meet their expectations, our stock price could decline.

Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, to the fullest extent permitted by law, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Securities Exchange Act of 1934 (the “Exchange Act”), or rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, the Exchange Act, and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

To date, we have not conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we have in the past and may in the future, identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our common stock from Nasdaq or other adverse consequences that would materially harm our business and reputation.

REORGANIZATION

Prior to the completion of this offering, we will effect a              -for-1 split of each outstanding share of our common stock (the “Stock Split”). Immediately thereafter, our wholly owned subsidiary, Krispy Kreme Holdings, Inc. (“KKHI”), will merge with and into the Company, with the Company being the surviving entity (the “Merger”). The outstanding equity interests of KKHI, and the vested management equity awards will be exchanged for equivalent shares and awards of the Company, respectively. All references to shares outstanding, and any other share references, in this prospectus, give effect to both the Stock Split and the Merger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that relate to our plans, objectives, estimates and goals. Statements expressing expectations regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•

the impact of pandemics, including the COVID-19 pandemic, including demand for the Company’s products, illness, quarantines, government actions, facility closures, shop closures or other restrictions in connection with the COVID-19 pandemic, and the extent and duration thereof, related impact on our ability to meet customer needs and on the ability of third parties on which we rely, including our franchisees, suppliers, customers, contract manufacturers, distributors, to meet their obligations to us, the extent that government funding and reimbursement programs in connection with the COVID-19 pandemic are available to us, and the ability to successfully implement measures to respond to such impacts;

•	the quality of our and our franchised shop operations and changes in sales volume;

•	changes in consumer preferences and demographic;

•	adverse weather conditions, including those related to climate change;

•	unsuccessful implementation of important strategic initiatives;

•	risks arising from future acquisitions;

•	our success depends on our ability to compete with many food service businesses;

•	risks related to our reliance on key customers in our Branded Sweet Treat Line and DFD business channels;

•	risks related to our inability to successfully grow nationally and internationally;

•

our ability to execute on our omni-channel business strategy, including as we complete our legacy wholesale business evolution as a result of the transformation to DFD and the introduction of our Branded Sweet Treat;

•	the price and availability of raw materials needed to produce our indulgence products;

•	changes in customer preferences and perceptions;

•	our ability to compete across all aspects of our business;

•	our relationship with our customers, our key contractors and franchisees;

•	risks related to our information, technology and logistics systems and those of the third parties we do business with and rely upon;

•	political, economic, currency and other risks associated with our international operations;

•	our ability to implement our acquire and integrate additional franchised locations;

•	risks related to the food service industry, including safety standards and standards regarding the protection of consumer information;

•	changes in labor relations or the effects of newly imposed government regulations; and

•	the other risks and uncertainties described under “Risk Factors.”

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for management to predict all such factors or to assess the impact of each such factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus).

The principal purpose of this offering is to provide us with additional capital including to allow us to reduce indebtedness, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds that we receive from this offering to repay outstanding indebtedness under the revolving credit facility portion of our 2019 Credit Facility and the Related Party Notes, with the remainder to be used for general corporate purposes.

The 2019 Credit Facility matures on June 13, 2024. Borrowings under the 2019 Facility bear interest at a rate equal to LIBOR rounded up to the next 1/16% of 1% or the Alternative Base Rate (which is the greatest of the prime rate, the Federal Funds rate plus 0.50%, or the one-month LIBOR rate plus 1.00%), in each case plus the Applicable Rate. The Applicable Rate for LIBOR loans ranges from 1.75% to 2.25%, and for Base Rate loans ranges from 0.75% to 1.25%, in each case depending on the Company’s leverage ratio. All borrowings outstanding under the 2019 Facility as of April 4, 2021 were LIBOR loans. The Applicable Rate was 2.00% for the fiscal year ended January 3, 2021, and the LIBOR rate was 0.19% for the fiscal year ended January 3, 2021, under the 2019 Credit Facility. In addition, certain affiliates of the underwriters have also acted as lenders in connection with our 2019 Credit Facility, for which they have received, and will receive, customary fees and expenses as consideration therewith.

For a description of the Related Party Notes, see “Certain Relationships and Related Party Transactions – Existing Commercial Arrangements with JAB Related Persons – Related Party Notes.”

At this time, we have not specifically identified a large single use for which we intend to use the entirety of the net proceeds and, accordingly, pending use of the entirety of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DIVIDEND POLICY

Commencing on the fiscal quarter ended                  and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock. We expect to pay an initial quarterly cash dividend of $         per share for the quarter ended                  , which is expected to be paid in                 . Thereafter, we expect to pay the dividend subsequent to the close of each fiscal quarter.

Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in certain of our subsidiaries’ credit facilities, and such other factors as our board of directors may deem relevant. See “Risk Factors – Risks Relating to this Offering and our Common Stock – We may be unable to pay dividends on our common stock.”

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of April 4, 2021:

•	on an actual basis;

•	on a pro forma basis giving effect to the Stock Split and the Merger; and

•

on a pro forma as adjusted basis, after giving effect to the Stock Split, the Merger and the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses), and repayment of the revolving credit facility portion of our 2019 Credit Facility and the Related Party Notes with the proceeds of this offering, and with the remainder of the net proceeds therefrom, reflected as cash on our balance sheet, as if they had occurred on April 4, 2021.

The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Summary Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of April 4, 2021
	Actual	Pro Forma	Pro Forma as Adjusted (1)(2)
	($ in thousands, except share numbers)
Cash and cash equivalents	$50,650	$	$

Debt:
2019 Credit facility – revolving credit facility(3)	$185,000	$	$
2019 Credit facility – term loan	647,500
Related Party Notes(4)	350,147
Finance lease obligations	26,979

Total debt (5)	1,209,626

Common stock, par value $0.01 per share; 100,000 shares of common stock authorized, actual and shares authorized, pro forma and pro forma as adjusted; 71,626 shares of common stock issued and outstanding, actual; shares of common stock issued and outstanding, pro forma; shares of common stock issued and outstanding, pro forma as adjusted	1

Preferred stock, par value $0.01 per share;                 shares of preferred stock authorized, actual, pro forma and pro forma as adjusted;                 shares of preferred stock issued and outstanding, actual, pro forma and pro forma as adjusted

Additional paid-in capital	849,090
Shareholder note receivables	(18,228)

Accumulated other comprehensive loss, net of tax	1,630

Retained deficit	(145,256)

Noncontrolling interest	176,166

Total stockholders’ (deficit) equity	863,403

Total capitalization	$2,073,029	$	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million each, assuming that the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. Each increase (decrease) of 1,000,000 common stock at the assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million each, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)

Excludes certain grants of              options to purchase shares of our common stock and              restricted stock units to certain of our employees and directors in May 2021, prior to this offering. The estimated fair values of the options and RSUs granted were $17.0 million and $41.7 million, respectively. Also excludes $144.1 million of capital contributions from certain stockholders and other minority interest investors made in April 2021. For more information see Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	The 2019 Credit Facility provides for up to $300.0 million of revolving borrowing capacity.
(4)	For more information on the Related Party Notes, see “Certain Relationships and Related Party Transactions - Related Party Notes”
(5)	Excludes the impact of debt issuance costs of $5.0 million.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value per share of our common stock upon the completion of this offering.

As used in this “Dilution” section, (i) our pro forma net tangible book deficit per share is determined by dividing our pro forma net tangible book deficit(tangible assets less total liabilities) by the total number of our outstanding common stock that will be outstanding immediately prior to the closing of this offering but after giving effect to Stock Split and the Merger, and (ii) our pro forma as adjusted net tangible book value per share of common stock represents pro forma net tangible book value divided by the number of shares of common stock outstanding immediately after giving effect to Stock Split, the Merger and the closing of this offering.

Our pro forma net tangible book deficit as of April 4, 2021, was approximately $         million, or approximately $         per share.

After giving effect to the sale of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of April 4, 2021 would have been approximately $        million, or approximately $        per share. This represents an immediate increase in the net tangible book value of $        per share to existing stockholders and an immediate dilution (i.e., the difference between the offering price and the pro forma as adjusted net tangible book value after this offering) to new investors participating in this offering of $        per share.

The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share	$
Pro forma net tangible book deficit per share as of April 4, 2021	$
Increase per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share

Dilution per share to new investors in this offering (1)	$

(1)	Dilution is determined by subtracting pro forma as adjusted net tangible book value per share from the initial public offering price paid by a new investor.

The following table summarizes on a pro forma as adjusted basis of                 , the total number of shares of common stock owned by our existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $        , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting estimated discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Our existing stockholders			%	$		%	$

New investors in this offering			%	$		%	$

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro

forma as adjusted net tangible book value as of April 4, 2021 by approximately $        million, our pro forma as adjusted net tangible book value per share by $        per share and the dilution in adjusted pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us at the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of April 4, 2021 by approximately $        million, our pro forma as adjusted net tangible book value per share by $        per share and, in the case of an increase, the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, and, in the case of a decrease, the dilution in adjusted pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, in each case assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” herein. Our actual results could differ materially from the forward-looking statements included herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

Krispy Kreme is one of the most beloved and well-known sweet treat brands in the world. Over its 83-year history, Krispy Kreme has developed a broad consumer base, selling 1.3 billion doughnuts across 30 countries in fiscal 2020. We are an omni-channel business operating through a network of doughnut shops, partnerships with leading retailers, and a rapidly growing e-Commerce and delivery business. We believe that we have one of the largest and most passionate consumer followings today, exemplified by the over 38 billion total media impressions generated by Krispy Kreme in fiscal 2020. As an affordable indulgence enjoyed across cultures, races, and income levels, we believe that Krispy Kreme has the potential to deliver joyful experiences across the world.

Krispy Kreme doughnuts are world-renowned for their freshness, taste and quality. Our iconic Original Glazed doughnut is universally recognized for its melt-in-your-mouth experience. One differentiating aspect of the Original Glazed® doughnut is its ability to be served hot. In our Hot Light Theater Shops, we produce fresh Original Glazed doughnuts right in front of our guests and turn on our iconic “Hot Now” light to let the world know that our doughnuts are hot and ready. We dedicate ourselves to providing the freshest and most awesome doughnut experience imaginable, with 73% of our surveyed customers, in a 2021 survey conducted by the Company, reporting that if they could eat only one doughnut brand for the rest of their life, they would choose Krispy Kreme.

On July 27, 2016, Krispy Kreme Doughnuts, Inc. (“KKDI”), our predecessor, was acquired by JAB Beech, Inc., an indirect controlled subsidiary of JAB, at which time KKDI’s common stock ceased trading on the New York Stock Exchange (the “JAB Acquisition”).

Since the JAB Acquisition, we have transformed our business and re-focused our strategy to grow our presence and expand our consumer reach. This is exemplified by the development of our omni-channel business model, which levers our Hot Light Shops to provide an experiential consumer experience and produce doughnuts for our fresh retail, DFD, e-Commerce and delivery, ensuring that our consumers are able to access our products in numerous ways. A critical component of this re-imagined access to consumers has been the evolution of our legacy wholesale business. We transitioned to our DFD business in the United States which previously consisted of longer shelf-life Original Glazed doughnuts, that we believe were not representative of the freshness and quality that we and our customers expect from the Krispy Kreme brand. Over the past few years, we have started to fully transition to a DFD model that is enabled by our Hot Light Theater Shops and Doughnut Factories. We have also introduced our Branded Sweet Treat Line offered through grocery, mass merchandise and convenience retail locations, which launched in mid-2020. We believe the transformed DFD model and new Branded Sweet Treat Line provide a superior customer experience and has led to greater demand from our retail partners and higher sales per DFD point of access.

We have also acquired and integrated a number of our formerly franchised operations, granting us more direct control and the ability to integrate acquired locations into our Hub & Spoke network. Our acquisition of a controlling interest in Insomnia in September 2018 additionally added a complementary rapidly growing sweet treat brand to our portfolio, presenting us with additional growth opportunities by leveraging our distribution scale and know-how.

As of April 4, 2021, we had approximately 1,706 Krispy Kreme and Insomnia branded shops and 7,371 DFD doors for a total of 9,077 global points of access with consumers in 30 countries around the world, of which 7,841 were controlled and operated by us and 1,236 were franchised. See “ – Key Factors Effecting Our Results and Prospects – Expanding our geographic footprint and consumer points of access by leveraging our omni-channel business model” for detail on our global points of access.

The following table presents a summary of our financial results for the periods indicated:

	Quarters Ended		Fiscal Years Ended
(in thousands except percentages)	April 4, 2021 (Q1 2021)	March 29, 2020 (Q1 2020)	Q1 2021 vs Q1 2020	January 3, 2021 (Fiscal 2020)	December 29, 2019 (Fiscal 2019)	December 30, 2018 (Fiscal 2018)	Fiscal 2020 vs Fiscal 2019	Fiscal 2019 vs Fiscal 2018
Total Net Revenues	$321,809	$261,216	23.2%	$1,122,306	$959,408	$795,883	17.0%	20.5%
Net Loss	(378)	(10,948)	-96.5%	(60,940)	(34,001)	(12,439)	-79.23%	-173.34%
Adjusted Net Income(1)	18,853	12,102	55.8%	47,944	55,193	52,640	-13.1%	4.8%
Adjusted EBITDA(1)	47,794	37,749	26.6%	152,890	151,031	128,300	1.2%	17.7%

(1)

Refer to “About this Prospectus – Non-GAAP Financial Measures” and “Prospectus Summary – Summary Historical Consolidated Financial Information” above for more information as to how we define and calculate Adjusted EBITDA and Adjusted Net Income and for a reconciliation of Adjusted EBITDA and Adjusted Net Income to net loss, the most comparable GAAP measure.

Basis of Presentation

We operate and report financial information on a 52- or 53-week fiscal year ending on the Sunday closest to December 31. This prospectus reflects our results of operations for the 53-week period ended January 3, 2021 (“fiscal 2020”) and the 52-week periods ended December 29, 2019 (“fiscal 2019”) and December 30, 2018 (“fiscal 2018”), respectively. This prospectus also reflects our results of operations for the quarters ended April 4, 2021 (“Q1 2021” or “the first quarter of fiscal 2021”) and March 29, 2020 (“Q1 2020” or “the first quarter of fiscal 2020”). In a 52-week fiscal year, each of the Company’s quarterly periods comprises 13 weeks. The additional week in a 53-week fiscal year is added to the fourth fiscal quarter, resulting in a 14-week quarter. Accordingly, fiscal 2020 reflects an extra week of revenue and expenses relative to fiscal 2019 and fiscal 2018. Q1 2021 and Q1 2020 were both 13 week periods.

We conduct our business through the following three reported segments:

•	U.S. and Canada: reflects all of our company-owned operations in the United States and Canada, including our Krispy Kreme and Insomnia shops, DFD and our Branded Sweet Treat Line.

•	International: reflects all of our Krispy Kreme company-owned operations in the U.K. and Ireland (“U.K./Ireland”), Australia, New Zealand and Mexico.

•

Market Development: reflects our franchise operations across the globe. It also includes our company-owned operations in Japan, which belonged to a franchise that we acquired in December 2020 (“KK Japan”). Our franchise operations include franchisee royalties and sales of doughnut mix, other ingredients, supplies and doughnut-making equipment to franchisees.

We use Adjusted EBITDA as our segment measure of profit and loss pursuant to Accounting Standards Codification (“ASC”) Topic 280. The accounting policies used for internal management reporting at the operating segments are consistent with those described in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. Refer to Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our segment results and a reconciliation between segment Adjusted EBITDA and our consolidated net loss.

Our Omni-Channel Model

We believe our omni-channel model, enabled by our Hub & Spoke approach, allows us to maximize our market opportunity while ensuring control and quality across our suite of products. We apply a tailored approach across a variety of distinct shop formats to grow in discrete, highly attractive and diverse markets, and maintain brand integrity and scarcity value while maximizing significant untapped consumer demand. The production capacity of our Hot Light Theater Shops and Doughnut Factories (“Hubs”) allow us to leverage our investment by efficiently expanding to our consumers wherever they may be – whether in a local Fresh Shop, in a grocery or convenience store, on their commute home or directly to their doorstep via home delivery.

Hub & Spoke

•

Hot Light Theater Shops and other Hubs – Immersive and interactive experiential shops which provide unique and differentiated customer experiences while serving as local production facilities for our network. These locations serve as Hubs to enable our Hub & Spoke model and expand our brand’s reach. Each shop features our famous glaze waterfalls and “Hot Now” light that communicate the joy and emotion at the core of our brand. Hot Light Theater Shops are typically destination locations, with 87% of U.S. locations featuring drive-thru capability. Our flexible drive-thru model offers a convenient off-premise experience which accounted for 46% and 64% of U.S. doughnut shop sales in fiscal 2019 and 2020, respectively. We also have smaller Mini-Hot Light Theater Shops that serve hot doughnut experiences to high foot fall, urban locations. In higher density urban environments, we also utilize Doughnut Factories to provide fresh doughnuts to Spoke locations, which include Fresh Shops and DFD doors.

•

Fresh Shops – Smaller doughnut shops and kiosks, without manufacturing capabilities, selling fresh doughnuts delivered daily from Hub locations. Fresh Shops expand our consumer-serving capacity, while maintaining quality and scarcity value.

•

Delivered Fresh Daily – Krispy Kreme branded doughnut cabinets within high traffic grocery and convenience locations, selling fresh doughnuts delivered daily from Hub locations. Through our DFD partnerships, we are able to significantly expand our points of access so that more consumers can experience Krispy Kreme doughnuts. These additional Spoke locations further leverage our manufacturing Hub locations, creating greater system efficiency. Consistent with our commitment to product quality, our current DFD business has been transformed materially from our legacy wholesale model. In 2018, we began strategically exiting unprofitable, low-volume doors and pivoting towards delivered-fresh-daily products offered in branded in-store cabinets. This evolution, which had a negative short-term financial impact, was largely completed in 2020 and we believe positions us for strong and sustainable growth in DFD.

•

e-Commerce and Delivery – Fresh doughnuts for pickup or delivery, ordered via our branded e-Commerce platforms or through third-party digital channels. In the United States and Canada our branded e-Commerce platform enables attractive opportunities like gifting and office catering, further fueling our momentum across key geographies. For fiscal 2020, 18% of our U.S. sales, inclusive of Insomnia and exclusive of our Branded Sweet Treat Line and DFD, were digital and we aim to grow this significantly in the next few years, both domestically and internationally. The acquisition of Insomnia allowed us to further develop our e-Commerce business by leveraging Insomnia’s expertise and capabilities to accelerate Krispy Kreme’s digital opportunity.

Branded Sweet Treat Line

Our Krispy Kreme branded sweet treat line offers a delicious, quality experience free of artificial flavors. This new line of products is distributed in the United States through major grocery, mass merchandise, and convenience locations, allowing us to capture the sweet snacking occasion for our customers seeking more convenience. Our Branded Sweet Treat Line, alongside our DFD business channel, are both the products of our legacy wholesale business evolution.

Significant Events and Transactions

COVID-19 Impact

The COVID-19 pandemic has, to date, impacted our business both positively and negatively. From the onset of the COVID-19 pandemic, our first priority has been ensuring the health and safety of our employees, partners and consumers and compliance with applicable health and safety regulations. Among other measures taken in response to the COVID-19 pandemic, we closed lobby dining at our open shops in March of 2020 and offered only pick up, take out, drive thru and contact-less delivery and implemented enhanced safety protocols, including an additional sanitation regime, “one-way” only foot traffic, installation of “sneeze” guards and a glove and mask policy. During the second quarter of fiscal 2020, we began to re-open certain lobby dining, in accordance with applicable regulatory requirements.

The COVID-19 pandemic also resulted in the temporary closure of certain Krispy Kreme shops, with the most significant temporary closures occurring internationally including the U.K./Ireland, Australia and Mexico. For example, by the end of first quarter of fiscal 2020, all of our 122 U.K./Ireland shops were closed and approximately 40% of our international franchise shops were closed as a result of the COVID-19 pandemic with our U.K./Ireland shops remaining closed for a minimum of six weeks and the other international shop closures spanning a variety of durations. A second wave of closures impacted some of our U.K./Ireland shops in November 2020, following a short period of reopening. We also permanently closed 17 company-owned shops in the U.K./Ireland, Australia and Mexico, resulting in approximately $6.3 million in closing-related costs in fiscal 2020. Almost all of these shop closures were due to impacts from the COVID-19 pandemic. Many of our Fresh Shop locations in shopping centers, airports or business districts around the world were heavily impacted by the pandemic even if they weren’t forced to close due to the traffic declines in those areas. In addition, the timing of the pandemic, and the resulting decline in tourism and increase in remote work, delayed the opening of our New York City flagship Hot Light Theater Shop, resulting in losses for an extended period and a headwind to our planned sales growth for fiscal 2020.

Conversely, our COVID-19 mitigation measures had a better than expected impact in many cases. For example, we accelerated the rollout of Krispy Kreme’s e-Commerce and delivery platform in the United States, which was officially launched in February 2020 after earlier pilots. Our e-Commerce and delivery sales expanded significantly across the globe in fiscal 2020, reflecting our efforts and shifts in consumer behavior in response to the COVID-19 pandemic, accounting for approximately 17% of our U.S. sales, inclusive of Insomnia and exclusive of our Branded Sweet Treat Line and DFD for fiscal 2020. e-Commerce continues to be a growing part of our omni-channel business in fiscal 2021. In addition, with drive-thrus at many of our doughnut shops, we were well positioned to provide convenient pick-up options to customers through the COVID-19 pandemic. Over the course of the COVID-19 pandemic we saw a significant expansion of drive-thru utilization and we realized significant sales increases at most drive-thru capable locations.

In our U.S. and Canada segment, sales experienced a substantial decline through March 2020 as a result of shop closures and changes in consumer behavior, but began their recovery in April 2020, fueled by consumer adoption of digital channels and our promotions. Positive quarter-over-quarter organic revenue growth continued in each subsequent quarter in fiscal 2020. In our International segment, sales were slower to recover, beginning with a decline in March 2020 that lasted or recurred throughout the remainder of the year, particularly in our European markets. The most significant impact in Europe was felt in the second quarter of fiscal 2020, as our entire U.K./Ireland market was shut for approximately six weeks, leading to substantial lost revenue and profits, and this market has not yet recovered to pre-pandemic levels.

As of the end of the first quarter of 2021, all Krispy Kreme shops in the U.S. and Canada were operational with approximately 68% of these shops open for lobby dining. All Insomnia shops were also operational throughout the first quarter of fiscal 2021. The U.S. and Canada Krispy Kreme business benefited in the first quarter of fiscal 2021 from strong operational execution, e-Commerce expansion, media campaigns and product innovation. In addition to similar strong performance in these areas for Insomnia, our cookie business benefited from expansion of nationwide shipping which occurred throughout the last three quarters of fiscal 2020 and has continued into fiscal 2021. In March 2021, we offered a free doughnut to anyone in the U.S. who received their COVID-19 vaccination. The promotion was highly successful in driving incremental demand and surpassed 7.6 billion earned media impressions and over 5,300 media placements in the first ten of the initiative alone.

As of the end of the first quarter of 2021, approximately 96% of global shops were operational, including all shops in Mexico, Australia and New Zealand. However, some geographies remained impacted with 43 international franchise shops and 34 U.K./Ireland shops still temporarily closed as of the end of the first quarter of 2021.

We believe we emerged from the COVID-19 pandemic a stronger and more resilient company, with a more complete understanding of how to reach our customers effectively. This led to positive organic growth despite shop closure disruption. While we are optimistic and believe we will continue to show such resiliency, we plan to continue evaluating the impact of the pandemic and responding dynamically to any new challenges it may present. For more information, see “Risk Factors – Risks Related to Our Business and Industry – Public health outbreaks, epidemics or pandemics, including the global COVID-19 outbreak, have disrupted and may continue to disrupt, our business, and could materially affect our business, results of operations, and financial condition.”

Strategic Acquisitions

Franchises

From the start of fiscal 2018 through the end of the first quarter of 2021, we have invested $465.6 million to acquire a significant number of our franchised Krispy Kreme shops, completing transactions with 24 franchisees to acquire control of 165 shops in the United States and 304 shops internationally. In certain circumstances, our existing franchisees may retain a minority stake in the franchise shops we acquire and continue to participate in the operation of the applicable shops. Such arrangements are entered into on a case-by-case basis. We believe increasing control in our system has allowed us to more rapidly and efficiently deploy our omni-channel model. As of the end of the first quarter of 2021, our company-owned shops in the United States and Canada accounted for approximately 84% of Krispy Kreme’s branded sales based on the sales in the final month of the quarter defined as total product sales from company-owned and franchise shops (which excludes our sales of doughnut mix and other supplies to franchisees) in these countries. Internationally, we have generally focused on acquiring franchise shops in our largest and most strategic growth markets, including the U.K./Ireland, Mexico and Australia, among others, which we believe provide a strong base for future organic growth. Over one-third of all of Krispy Kreme’s global sales are generated outside of the United States.

We recognize substantially higher revenue for a company-owned shop compared to a franchise shop, from which we generally earn only royalties and fees based on a percentage of sales and sales of doughnut mix and other supplies. Accordingly, we expect our franchise acquisition strategy to accelerate our total net revenue growth, which will be reflected in higher U.S. and Canada or International segment revenue, depending on the location of the acquired shops, and partially offset by lower Market Development segment revenue. In general, our franchisees in the United States and Canada purchase substantially all of their supplies from us, whereas internationally certain supplies (for example, packaging) are typically sourced locally by franchisees. Additionally, certain of our franchise group acquisitions, particularly from some of our strongest franchise operators, were structured as majority-stake partnerships, with the former franchisees retaining minority stakes, resulting in increased minority interest in the profits or losses of those operations. Decisions to pursue majority-stake partnerships over full acquisitions were largely driven by considerations of operational efficiency, with such majority-stake partners selected based on their franchised shops’ historical performance compared to other franchisees.

Shops governed under our majority-stake partnerships perform at or above the levels of our company-owned shops. We strategically decide to enter into majority-stake partnerships with operators who demonstrate various core competencies that we identify. Individual acquired shops have generally performed better in terms of product sales following acquisition by us compared to their performance prior to acquisition. Such performance improvements are typically driven by the shops’ integration into our omni-channel model. Our majority-stake partnerships and franchise acquisitions have contributed significantly to our growth over the last three fiscal years and future franchise acquisitions are expected to contribute materially to our revenue growth. They have also impacted the comparability of our results between periods. See “About this Prospectus — Non-GAAP Financial Measures—Organic Revenue Growth” above.

Insomnia Cookies

In September 2018 we acquired a 74.7% interest in Insomnia, which operates in our U.S. and Canada segment and has contributed significantly to our e-Commerce and delivery performance in the U.S. since its acquisition. We consolidate the financial results of Insomnia and deduct the non-controlling interest’s share of its results from operations in net income attributable to noncontrolling interest.

U.S. Legacy Wholesale Business Evolution

Our legacy wholesale business in the United States has evolved in the last few years. In fiscal 2018, we began the transition to our DFD business by exiting unprofitable, low-volume doors. Then, in the second half of 2019, we implemented a DFD model that is enabled by our Hot Light Theater Shops and Doughnut Factories. We also introduced our new Branded Sweet Treat Line, which launched in mid-2020. The new Branded Sweet Treat Line was launched exclusively in Walmart in fiscal 2020 and consists of multiple varieties of Doughnut Bites and Mini Crullers that provide a premium line of packaged, shelf-stable cake doughnut products giving consumers more opportunities to enjoy our high-quality sweet treats. The one-time costs of our evolution to DFD and the introduction of our Branded Sweet Treat Line were $4.1 million and $20.5 million in fiscal 2019 and fiscal 2020, respectively, relating to consulting and advisory fees, personnel transition costs, and network conversion and set-up costs. This evolution also resulted in declines in sales of legacy products, which offset otherwise stronger organic revenue growth for our U.S. and Canada segment. This evolution was largely completed in fiscal 2020, and we believe it positions us for strong and sustainable growth in both DFD and our Branded Sweet Treat Line.

Key Factors Affecting Our Results and Prospects

Since the JAB Acquisition, we have transformed our business and focused our strategy on growing our revenue and cash flows through our transformed omni-channel model aimed at attracting new consumers and increasing the frequency with which our consumers indulge in our sweet treats. Our Hub & Spoke approach also facilitates the organic growth of our geographic footprint and the integration and profitability of our acquired franchises. We expect the success of this business model to continue driving our results and growth prospects as a result of:

Increase trial and frequency

Almost all consumers desire an occasional indulgence, and when they indulge, they want a high quality, emotionally differentiated experience. We believe we have significant runway to be part of a greater number of shared indulgence occasions. On average, consumers visit Krispy Kreme less than three times per year, creating a significant frequency opportunity. The success of recently launched products including filled rings and minis, seasonal favorites and flavored glazes affirms our belief that our innovations create greater opportunities for consumers to engage with our brand. We intend to strengthen our product portfolio by centering further innovation around seasonal, and societal events, and through the development of new innovation platforms to drive sustained baseline growth. Our strategy of linking product launches with relevant events has allowed us to effectively increase consumption occasions while meaningfully engaging with our communities and consumers. Our gifting value proposition and Branded Sweet Treat Line’s products, which each fulfill distinct consumption occasions, will continue to make our brand and products more accessible and allow us to participate with greater frequency in small and large indulgent occasions.

Expand our omni-channel network in new and existing markets

We will continue to leverage our proven omni-channel business model to expand our global points of access to consumers in new countries, cities and communities. From fiscal 2018 through April 4, 2021, we acquired 469 franchised shops. Our footprint of company-owned and franchised shops now spans 41 states and the District of Columbia in the United States, Canada and 28 other countries around the world. We have additionally identified key international whitespace market opportunities that we plan to expand our geographic footprint to, including China, Brazil, and parts of Western Europe. Shops opened in new markets are expected to consist of company-owned shops or entered via franchise operations, as we continue our plans to reduce our number of franchised shops.

The following table presents our global points of access with consumers, by segment and type, as of the end of the first quarter of 2021, first quarter of 2020, fiscal 2020, fiscal 2019 and fiscal 2018, respectively (for more information on global points of access, see “About this Prospectus – Key Performance Indicators”):

	Global Points of Access(1)
	Quarters Ended			Fiscal Years Ended
	April 4, 2021	March 29, 2020		January 3, 2021	December 29, 2019	December 30, 2018
U.S. and Canada:
Hot Light Theater Shops	236	176		229	175	131
Fresh Shops	59	47		47	45	25
Cookie Shops	191	174		184	168	146
DFD doors (2)	4,712	2,032	(4)	4,137	2,288	2,606

Total	5,198	2,429		4,597	2,676	2,908
International:
Hot Light Theater Shops	29	27		28	27	20
Fresh Shops	350	358		348	365	149
DFD doors	2,185	1,773	(4)	1,986	1,849	1,730

Total	2,564	2,158		2,362	2,241	1,899
Market Development: (3)
Hot Light Theater Shops	111	167		119	166	212
Fresh Shops	730	706		732	693	872
DFD doors (2)	474	382		465	264	35

Total	1,315	1,255		1,316	1,123	1,119

Total global (as defined)	9,077	5,842		8,275	6,040	5,926

Total Hot Light Theater Shops	376	370		376	368	363
Total Fresh Shops	1,139	1,111		1,127	1,103	1,046
Total Cookie Shops	191	174		184	168	146

Total Shops	1,706	1,655		1,687	1,639	1,555

Total DFD Doors	7,371	4,187		6,588	4,401	4,371

Total global points of access (as defined)	9,077	5,842		8,275	6,040	5,926

(1)	Excludes Branded Sweet Treat Line distribution points and legacy wholesale business doors.

(2)

DFD doors for both the U.S. and Canada and Market Development segments exclude legacy wholesale doors, which have been declining consistent with our strategy to evolve our legacy wholesale business to focus on the new DFD model and our new Branded Sweet Treat Line. As of January 3, 2021, December 29, 2019, and December 30, 2018, the legacy wholesale doors were 1,508, 4,693 and 4,590 for the U.S. and Canada segment, respectively, and 187, 1,919, and 2,378 for the Market Development segment, respectively. As of April 4, 2021 there were no legacy wholesale doors remaining for the U.S. and Canada and the Market Development segments.

(3)

Includes locations in Japan, which were acquired in December 2020 and are now company-owned. As of the end of the first quarter of fiscal 2021, there were three Hot Light Theater Shops, 45 Fresh Shops and 31 DFD doors in Japan operating. As of the end of fiscal 2020, there were three Hot Light Theater Shops, 40 Fresh Shops and 24 DFD doors in Japan operating. All remaining points of access in the Market Development segment relate to our franchisee business.

(4)

DFD doors are determined as those with sales in the last seven days at the end of each period. Due to temporary closures related to the COVID-19 pandemic there was a decline in DFD doors as of the end of the first quarter of fiscal 2020 compared to the end of fiscal 2019.

We believe that our opportunities for geographic expansion and increased points of access with willing buyers are extensive and will drive sales growth, as recognition of our brand among consumers is substantially greater than their access to our shops and other points of sale.

Our total global points of access expanded as of the end of each fiscal year from 2018 to 2020 and for the first quarter of fiscal 2021. This expansion was driven by organic growth of our doughnut shops, which is a significant driver of our revenue growth, and growth of our DFD doors in the United States as part of the evolution of our legacy DFD business. New shop growth and DFD door growth was offset by the phase out of our legacy wholesale business which caused door reductions from 2018 to 2020 which are not included in the table above as our legacy DFD business has been largely exited and is not part of our future business strategy.

We plan to continue adding new DFD locations, growing from our current network of over 4,700 third-party retail locations through our U.S. and Canada segment and in over 2,100 such locations through our International segment (mainly in the U.K./Ireland and Australia), to expand the availability of our products to consumers, regardless of where they shop. Though not as accretive to sales growth as shops, we believe the strategy of DFD expansion to reach new customers is important to the long-term penetration of our brand and products in new markets. We have recently commenced our DFD offering in additional international markets, including Mexico, Japan and South Africa, which we believe creates an attractive long-term incremental growth opportunity. We also recently launched our Branded Sweet Treat Line, providing consumers with what we believe to be a superior line of packaged, shelf-stable products. We intend to continue to expand the distribution of our Sweet Treat Line’s products across the United States. In connection with such expansion plans we have invested in two manufacturing sites, one third-party and one company-owned, where we produce Branded Sweet Treat Line products for sale in the United States. We expect to make further capital expenditures as our Branded Sweet Treat Line increases in scale, which may include investing in additional production capacity.

We believe our Hub & Spoke approach, which is designed to support gradual urban and regional growth, offers lower risk opportunities to scale our presence in both existing and new markets. To continue to expand our global points of access effectively, we intend to invest in new Hubs that provide opportunity for expanded doughnut production and distribution where the demand exists and can continue to develop through opening of additional points of access. We plan to open new Hot Light Theater Shops in strategic locations to fuel growth across our other shops and distribution channels and to selectively grow our footprint in new and existing international markets, both through new company-owned shops and new franchises or majority-stake partnerships. In addition to Hot light Theater Shops we believe that opening Doughnut Factories in key urban markets will help scale our presence through expanding our capacity to produce doughnuts for the various points of access with consumers. The larger scale production and capacity of Doughnut Factories provides an opportunity to enhance supply and demand agility, realize efficiencies in labor and production expenses and seek lower rent locations for these non-customer facing production sites.

The average new Hot Light Theater Shop takes approximately 60 weeks from lease signing to shop opening. The construction phase typically requires 10 to 36 weeks and costs between $2.4 million and $4.3 million, with the high end driven by differences in regional labor cost. Construction time and cost for shops supported by the Hot Light Theater Shop vary by location and shop type. For example, an urban inline Fresh Shop requires six to 40 weeks from signing to opening and we expect cost to build will be between $0.2 million and $1.5 million. We work with an established network of general contractors with direct oversight from our internal construction team.

The following table presents our Hubs, by segment and type, as of the end of each of the first quarter of 2021, the first quarter of 2020, fiscal 2020, fiscal 2019 and fiscal 2018, respectively:

	Quarters Ended		Fiscal Years Ended
	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
U.S. and Canada:
Hot Light Theater Shops (1)	232	175	226	174	130
Doughnut Factories	5	6	5	6	6

Total	237	181	231	180	136
Hubs with Spokes (as defined)	113	88	113	76	53
International:
Hot Light Theater Shops (1)	27	27	27	27	18
Doughnut Factories	11	9	9	9	7

Total	38	36	36	36	25
Hubs with Spokes (as defined)	38	36	36	36	25
Market Development:
Hot Light Theater Shops (1)	110	164	116	163	211
Doughnut Factories	25	25	26	26	26

Total	135	189	142	189	237

Total Hubs (as defined)	410	406	409	405	398

(1)	Hub counts include only Hot Light Theater Shops and do not include Mini Theaters.

For more information about Hubs, see “About this Prospectus – Key Performance Indicators.”

We utilize certain non-GAAP financial measures to assist in measuring the utilization of assets in our Hub and Spoke model. One such key key performance indicator is Fresh Revenue per Average Hub with Spokes, which is calculated using Fresh Revenue with Spokes divided by the average number of Hubs with Spokes in operation during the period. For a description of Fresh Revenue from Hubs with Spokes, and Fresh Revenue per Average Hub with Spokes, see “About this Prospectus — Non-GAAP Financial Measures.”

Average Fresh Revenue per Hub with Spokes was as follows for each of the periods below:

	Fiscal Years Ended
(in thousands)	January 3, 2021	December 29, 2019	December 30, 2018
U.S. and Canada:
Revenue	$782,717	$587,522	$443,563
Non-Fresh Revenue (1)	(128,619)	(112,051)	(125,684)
Fresh Revenue from Insomnia and Hubs without Spokes (2)	(323,079)	(271,067)	(156,778)

Fresh Revenue from Hubs with Spokes	331,019	204,404	161,101
Fresh Revenue per Average Hub with Spokes (millions)	$3.5	$3.2	$3.1
International:
Fresh Revenue from Hubs with Spokes (3)	230,185	223,115	185,840
Fresh Revenue per Average Hub with Spokes (millions)	$6.4	$8.3	$7.6

(1)	Includes legacy wholesale business revenue and Branded Sweet Treat Line revenue.
(2)	Includes Insomnia revenue and Fresh Revenue generated by Hubs without Spokes.
(3)	Total International net revenue is equal to Fresh Revenue from Hubs with Spokes for that business segment.

Our U.S. market had undergone a transformation of our legacy wholesale business to DFD doors. As shown above, Fresh Revenue from Hubs with Spokes equals the Fresh Revenue derived from those Hubs currently producing product sold through Fresh Shops and/or DFD doors, but excluding Fresh Revenue derived from those Hubs not currently producing product sold through Fresh Shops and/or DFD doors. In the United States and Canada there are still Hubs not currently producing products sold through Fresh Shops and/or DFD doors and are therefore excluded from Fresh Revenue from Hubs with Spokes. Our International segment was originally established where all Hubs produced product sold through Fresh Shops and/or DFD doors and are therefore all included in Fresh Revenue from Hubs with Spokes.

In addition, we have substantially expanded our digital sales, which accounted for approximately 10.8% and 18.4% of U.S. retail sales in fiscal 2019 and 2020, respectively. For example, we are continuing to invest in our web- and app-based platforms and leveraging third-party last-mile logistics to expand our consumer reach. We applied the lessons learned from the acquisition and operation of our Insomnia brand, which had over 50% of its sales derived from e-Commerce, to accelerate our digital expansion in response to the challenges posed by the COVID-19 pandemic, resulting in substantial organic revenue growth in our U.S. and Canada segment. We will continue to invest in further digital innovation and expansion and believe this channel will continue to grow in importance.

Continue to Grow Insomnia

We intend to continue to build the presence of Insomnia’s platform in existing and new markets. We intend to leverage Insomnia’s dedicated following and expand its platform with younger consumers, growing its community of “Insomniacs” who love its crave-worthy products. With a “imagine what’s possible” mindset at the core of this brand, Insomnia plans to continue to expand its brand reach beyond college markets into additional major metropolitan communities, leveraging internal delivery capabilities to continue to build out its omni-channel network. Furthermore, with 54% of Insomnia’s sales coming from e-Commerce for fiscal 2020, we will continue to invest in expanding its digital audience and brand reach through extended delivery and nationwide shipping opportunities. We believe Insomnia’s delivery and digital capabilities keep it agile and continue to enable sales acceleration in the United States – as evidenced by the addition of 17 new shops in fiscal 2020 and the opening of seven new shops in the first quarter of 2021.

Drive Additional Efficiency Benefits from Our Omni-Channel Execution

We are making focused investments in our omni-channel strategy to expand our presence efficiently while driving top-line growth and margin expansion. The Hub & Spoke model enables an integrated approach to operations, which is designed to bring efficiencies in production, distribution and supervisory management while ensuring product freshness and quality are consistent with our brand promise no matter where customers experience our doughnuts. To support the Hub & Spoke model in the United States, we are implementing new labor management systems and processes in our shops and new delivery route optimization technology to support our DFD logistics chain. In addition, we are launching a new demand planning system that is intended to improve service and to deliver both waste and labor efficiencies across all of our business channels, including production of our Branded Sweet Treat Line. We are also continuing to invest in our manufacturing capabilities to support growth of our Branded Sweet Treat Line by implementing new packing automation technology, which is intended to significantly increase productivity through labor savings and increased capacity.

Components of Revenues and Expenses

Product sales

Product sales include revenue derived from (1) the sale of doughnuts, cookies and complementary products on-premises and to DFD and Branded Sweet Treat Line customers and (2) the sale of doughnut mix, other ingredients and supplies and doughnut-making equipment to our franchisees.

Royalties and other revenues

Royalties and other revenues are derived primarily from ongoing royalties and advertising fees charged to franchisees, which are based on a percentage of franchisee net sales, development and initial franchise fees relating to franchise rights and new shop openings, and other revenue, including licensing revenues from our arrangement with Keurig for use in the manufacturing of portion packs for the Keurig brewing system.

Product and distribution costs

Product and distribution costs includes mainly raw material (principally sugar, flour, wheat, oil and their derivatives) and production costs (including labor) related to doughnuts, cookies, other sweet treats, doughnut mix, packaging, and logistics costs related to raw materials.

Operating expenses

Operating expenses consist of expenses primarily related to company-operated shops including payroll and benefit costs for service employees at company-operated locations, Hub & Spoke driver and delivery costs, rent and utilities, expenses associated with company operations, costs associated with procuring materials from suppliers and other shop-level operating cost.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, include management and support personnel (including field personnel in corporate support functions), including salaries and benefits (including share-based compensation), marketing and advertising costs, travel, compliance, information technology and professional fees. We expect our operating expenses to increase in future periods, particularly as we continue to expand our operations globally, develop new products and enhancements for existing products and as we begin to operate as a public company, including as a result of costs to comply with the rules and regulations applicable to companies listed on a.national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations and accounting expense.

Pre-opening costs

Pre-opening costs include labor, rent, utilities and other expenses that are required as part of the setup and use of a new shop, prior to generating sales. Pre-opening costs also include costs to integrate acquired franchises back into the company-owned model, which typically occur with the relevant shop closed over a one to three-day period subsequent to acquisition. Pre-opening costs do not include expenses related to strategic planning (for example, new site lease negotiations), which are recorded in SG&A.

Other expenses, net

Other expenses, net include asset impairment charges, shop closing costs, gain or loss on disposal of assets, and other miscellaneous expenses and income.

Depreciation and amortization expense

Depreciation and amortization expense include depreciation of fixed assets and amortization of intangible assets which do not have indefinite lives.

Income tax expense

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

Results of Operations

The following comparisons are historical results and are not indicative of future results which could differ materially from the historical financial information presented.

Quarter ended April 4, 2021 compared to the Quarter ended March 29, 2020

The following table presents our unaudited condensed consolidated results of operations for Q1 2021 and Q1 2020:

	Quarters Ended
	April 4, 2021		March 29, 2020
(in thousands except percentages)		% of Revenue		% of Revenue	Change
	Amount		Amount		$	%
Net revenue
Product sales	$313,585	97.4%	$251,536	96.3%	$62,049	24.7%
Royalties and other revenues	8,224	2.6%	9,680	3.7%	(1,456)	-15.0%

Total net revenues	321,809	100.0%	261,216	100.0%	60,593	23.2%
Product and distribution costs	79,997	24.9%	68,148	26.1%	11,849	17.4%
Operating expenses	147,541	45.8%	115,779	44.3%	31,762	27.4%
Selling, general and administrative expense	59,044	18.3%	49,196	18.8%	9,848	20.0%
Pre-opening costs	1,391	0.4%	3,437	1.3%	(2,046)	-59.5%
Other (income)/expenses, net	(3,245)	-1.0%	1,171	0.4%	(4,416)	-377.1%
Depreciation and amortization expense	23,401	7.3%	19,087	7.3%	4,314	22.6%

Operating income	13,680	4.3%	4,398	1.7%	9,282	211.1%

	Quarters Ended
	April 4, 2021		March 29, 2020
(in thousands except percentages)		% of Revenue		% of Revenue	Change
	Amount		Amount		$	%
Interest expense, net	8,249	2.6%	8,644	3.3%	(395)	-4.6%
Interest expense – related party	5,566	1.7%	5,566	2.1%	—	0.0%
Other non-operating (income)/expense, net	(442)	-0.1%	2,548	1.0%	(2,990)	-117.3%

Income/(loss) before income taxes	307	0.1%	(12,360)	-4.7%	12,667	102.5%
Income tax expense/(benefit)	685	0.2%	(1,412)	-0.5%	2,097	148.5%

Net loss	(378)	-0.1%	(10,948)	-4.2%	10,570	96.5%
Net income attributable to noncontrolling interest	2,683	0.8%	567	0.2%	2,116	373.2%

Net loss attributable to Krispy Kreme, Inc.	$(3,061)	-1.0%	$(11,515)	-4.4%	$8,454	73.4%

Product sales: Product sales increased $62.0 million, or 24.7%, from Q1 2020 to Q1 2021. Approximately $34.6 million of the increase in product sales was attributable to shops acquired from franchisees.

Royalties and other revenues: Royalties and other revenues decreased $1.5 million, or 15.0%, from Q1 2020 to Q1 2021, reflecting the impact of the acquisition of KK Japan in December 2020, as well as the impact of certain COVID-19 restrictions in key international markets where there were shop closures and reduced traffic, resulting in lower royalties.

The following table presents a further breakdown of total net revenue and organic revenue growth by segment for the periods indicated:

(in thousands except percentages)	U.S. and Canada	International	Market Development	Total Company
Total net revenues Q1 2021	$222,470	$66,506	$32,833	$321,809
Total net revenues Q1 2020	170,450	60,659	30,107	261,216

Total Net Revenue Growth	52,020	5,847	2,726	60,593
Total Net Revenue Growth %	30.5%	9.6%	9.1%	23.2%
Impact of acquisitions	(31,705)	—	(2,139)	(33,844)
Impact of foreign currency translation	—	(4,963)	—	(4,963)
Impact of 53rd Week	—	—	—	—

Organic Revenue Growth	$20,315	$884	$587	$21,786

Organic Revenue Growth%	11.9%	1.5%	1.9%	8.3%

U.S. and Canada segment net revenue growth, which reflects franchise acquisitions (17 shops in the first quarter of fiscal 2021 and 51 shops in the second half of fiscal 2020), was also driven by strong net revenue growth and organic revenue growth. U.S. and Canada net revenue grew $52.0 million, or approximately, 30.5%, from Q1 2020 to Q1, 2021 and U.S. and Canada organic revenue grew $20.3 million, or approximately 11.9%, from Q1 2020 to Q1 2021, driven mainly by our adaptation to changing consumer behavior in response to the COVID-19 pandemic as well as new Krispy Kreme and Insomnia shop openings. U.S. and Canada segment net revenue growth was also driven by the expansion of our digital and delivery channels (with delivery transactions considered 82% incremental to in-shop transactions in fiscal 2020) and social media and other marketing campaigns (such as “Acts of Joy”) that delivered over 38 billion media impressions in fiscal 2020, while only costing approximately $12.0 million. As COVID-19 restrictions began to ease in certain areas in the first quarter of fiscal 2021, these positive trends were amplified by the contrasting impact of shop closures and slowdown in consumer foot traffic in response to the COVID-19 pandemic in the first quarter of fiscal 2021. In addition, the launch of our Branded Sweet Treat Line with Walmart in June of 2020 as well as the addition of several new customers in the first quarter of fiscal 2021 provided additional net revenue and organic revenue growth which we expect to continue to grow as we expand this business to new customers and channels. Our strategic expansion of the DFD programs also contributed to net revenue and organic revenue growth with added points of access, but was more than offset by a $26.1 million decline in revenue from our legacy wholesale business, reflecting the evolution of the DFD business and the discontinuance of certain legacy extended shelf-life products sold through that channel. Throughout 2021, we will continue to see expansion of new fresh points of access, but they will be largely offset, and in many cases more than offset, by the exit of the legacy wholesale business which occurred mostly through the back half of 2020.

Our International segment net revenue growth in the first quarter of fiscal 2021 reflected positive impact of foreign currency translation and 9.6% net revenue growth and 1.5% organic revenue growth. Despite ongoing COVID-19 restrictions in place, our international markets experienced a partial rebound in the first quarter of fiscal 2021, helped by our continued increase in global e-Commerce penetration as we benefited from the favorable COVID-related shift in consumer behavior. The impact from the rebound was amplified by the impact of the COVID-19 pandemic in the first quarter of fiscal 2021, particularly in the U.K./Ireland. U.K./Ireland’s expansion of DFD doors also contributed to the U.K./Ireland market’s partial rebound.

Our Market Development segment growth in the first quarter of fiscal 2021 from the first quarter of fiscal 2020 mainly reflects the impact from the acquisition of KK Japan. The 9.1% net revenue growth and 1.9% organic revenue growth was driven by improved market conditions for international franchise locations as COVID-19 restrictions in certain key markets began to ease.

Product and distribution costs (exclusive of depreciation and amortization): Product and distribution costs increased $11.8 million, or 17.4%, from Q1 2020 to Q1 2021, largely in line with and attributable to the same factors as our revenue growth.

Product and distribution costs as a percentage of revenue decreased by approximately 120 basis points from 26.1% in the first quarter of fiscal 2020 to 24.9% in the first quarter of fiscal 2021. This decrease was primarily driven by our U.S. and Canada franchise business, where the timing of certain lower margin machinery and equipment sales to franchisees in the first quarter of fiscal 2020 contributed to the higher comparative cost as a percentage of revenue.

Operating expenses: Operating expenses increased $31.8 million, or 27.4%, from Q1 2020 to Q1 2021, driven mainly by franchise acquisitions and new shop openings.

Operating expenses as a percentage of revenue increased approximately 150 basis points, from 44.3% in the first quarter of fiscal 2020 to 45.8% in the first quarter of fiscal 2021, driven mainly by the impact of franchisee acquisitions, which results in additional operating expenses which are needed to run company-owned operations versus franchises. This was particularly evident in the Market Development segment where the acquisition of KK Japan contributed to an increase of approximately $6.0 million of operating expenses. The increase in operating expenses as a percentage of revenue was partially offset by the COVID-19 impacts on our U.K./Ireland and Insomnia businesses in the first quarter of fiscal 2020. In the first quarter of fiscal 2020, U.K./Ireland continued to incur fixed cost despite shutdowns; at the same time, Insomnia incurred costs amidst college shutdowns due to the business’ historical reliance on college campuses.

Selling, general and administrative expense: Selling, general and administrative (SG&A) expenses increased $9.8 million, or 20.0%, from Q1 2020 to Q1 2021. The increase was driven mainly by SG&A expenses incurred by franchise shops acquired subsequent to the first quarter of fiscal 2020 ($3.6 million) as well as costs related to the preparation for our initial public offering ($3.5 million). As a percentage of revenue, SG&A decreased by approximately 50 basis points, from 18.8% in the first quarter of fiscal 2020 to 18.3% in the first quarter of fiscal 2021, largely reflecting cost savings measures in response to the COVID-19 pandemic and stronger leverage of SG&A costs as net revenue continues to increase.

Pre-opening costs: Pre-opening costs decreased $2.0 million, or 59.5%, from Q1 2020 to Q1 2021, primarily driven by $2.6 million pre-opening expenses (including $1.4 million of occupancy expenses) associated with our expansion in NYC in the first quarter of fiscal 2020, including expenses incurred as we prepared for the opening of our New York City flagship Hot Light Theater Shop later in 2020.

Other (income)/expenses: Other income, net of $3.3 million in the first quarter of fiscal 2021 was primarily driven by one-time COVID-related business interruption insurance proceeds of approximately $3.5 million in the U.K./Ireland in the first quarter of fiscal 2021.

Depreciation and amortization expense: Depreciation and amortization expense increased $4.3 million, or 22.6%, from Q1 2020 to Q1 2021, primarily driven by the impact of acquired franchises and depreciation resulting from increased capital expenditures.

Other non-operating (income)/expense, net: Other non-operating expense, net of $2.5 million in the first quarter of fiscal 2021 was primarily driven by an unrealized loss on a commodity derivative instrument as fuel prices fell globally.

Income tax expense/(income): Income tax expense of $0.7 million in the first quarter of fiscal 2021 was driven by the mix of income between the U.S. and foreign jurisdictions, as well as minor discrete items recognized in the quarter.

Net income attributable to noncontrolling interest: Net income attributable to noncontrolling interest for the first quarter of fiscal 2021 increased $2.1 million, or 373.2%, from the first quarter of fiscal 2020, reflecting stronger earnings allocated to the shareholders of consolidated subsidiaries KKHI and Insomnia driven by improvements in our overall company performance.

Results of Operations by Segment – quarter ended April 4, 2021 compared to quarter ended March 29, 2020

The following table presents Adjusted EBITDA by segment for the periods indicated:

	Quarters Ended		Change
(in thousands except percentages)	April 4, 2021	March 29, 2020	$	%
Adjusted EBITDA
U.S. and Canada	$28,731	$22,860	$5,871	25.7%
International	15,571	11,268	4,303	38.2%
Market Development	10,891	10,712	179	1.7%
Corporate	(7,399)	(7,091)	(308)	-4.3%

Total Adjusted EBITDA (1)	$47,794	$37,749	$10,045	26.6%

(1)	Refer to “Prospectus Summary – Summary Historical Consolidated Financial Information” above for a reconciliation of Adjusted EBITDA to net loss.

U.S. and Canada Adjusted EBITDA increased $5.9 million, or 25.7%, from Q1 2020 to Q1 2021, primarily driven by the sales increase of 30.5%. Approximately $1.4 million of this growth was driven by the adverse impacts of the COVID-19 pandemic on our U.S. and Canada segment, particularly on Insomnia, in the first quarter of fiscal 2020 due to the early shutdown of almost all college campuses. Adjusted EBITDA margin was essentially flat. Adjusted EBITDA profitability improved at both Krispy Kreme and Insomnia company-owned shops, driven by strong revenue growth. EBITDA flow through from U.S. and Canada Krispy Kreme and Insomnia in the first quarter of fiscal 2021 was offset by incremental costs from our New York City market entry and Branded Sweet Treat Line (initiatives which currently have higher operational expenses compared to the prior comparative quarter that have not yet been absorbed by the sales generated).

International Adjusted EBITDA increased $4.3 million, or 38.2%, from Q1 2020 to Q1 2021, primarily due to the U.K./Ireland one-time insurance proceeds ($3.5 million) which helped to offset continued COVID-19 impacts in our international segment, particularly the U.K./Ireland business. The increase in Adjusted EBITDA as well as the improvement in Adjusted EBITDA profitability were further amplified by the adverse impacts of the COVID-19 pandemic on our international markets, particularly in the U.K./Ireland, during the first quarter of fiscal 2020.

Market Development Adjusted EBITDA margin declined from Q1 2020 to Q1 2021 due to change in mix between company-owned and franchise shops resulting from the acquisition of KK Japan.

Fiscal 2020 compared to fiscal 2019

The following table presents our audited consolidated results of operations for fiscal 2020 and 2019:

	Fiscal Years Ended				Change
(in thousands except percentages)	January 3, 2021		December 29, 2019
	Amount	% of Revenue	Amount	% of Revenue	$	%
Net revenue
Product sales	$1,085,110	96.7%	$912,805	95.1%	$172,305	18.9%
Royalties and other revenues	36,926	3.3%	46,603	4.9%	(9,677)	-20.8%

Total net revenues	1,122,036	100.0%	959,408	100.0%	162,628	17.0%
Product and distribution costs	310,909	27.7%	262,013	27.3%	48,896	18.7%
Operating expenses	488,061	43.5%	390,849	40.7%	97,212	24.9%
Selling, general and administrative expense	216,317	19.3%	190,237	19.8%	26,080	13.7%
Pre-opening costs	11,583	1.0%	7,078	0.7%	4,505	63.6%
Other expenses	10,488	0.9%	7,465	0.8%	3,023	40.5%
Depreciation and amortization expense	80,398	7.2%	63,767	6.6%	16,631	26.1%

Operating income	4,280	0.4%	37,999	4.0%	(33,719)	-88.7%
Interest expense, net	34,741	3.1%	38,085	4.0%	(3,343)	-8.8%
Interest expense – related party	22,468	2.0%	21,947	2.3%	520	2.4%
Other non-operating (income)/expense, net	(1,101)	-0.1%	(609)	-0.1%	(492)	-80.8%

Loss before income taxes	(51,828)	-4.6%	(21,424)	-2.2%	(30,404)	-141.9%
Income tax expense	9,112	0.8%	12,577	1.3%	(3,465)	-27.6%

Net loss	(60,940)	-5.4%	(34,001)	-3.5%	(26,939)	-79.2%
Net income attributable to noncontrolling interest	3,361	0.3%	3,408	0.4%	(47)	-1.4%

Net loss attributable to Krispy Kreme, Inc.	$(64,301)	-5.7%	$(37,409)	-3.9%	$(26,892)	-71.9%

Product sales: Product sales increased $172.3 million, or 18.9%, from fiscal 2019 to fiscal 2020. Approximately $135.2 million of the increase in product sales was attributable to shops acquired from franchisees and approximately $19.4 million was driven by an additional week in fiscal 2020 compared to fiscal 2019.

Royalties and other revenues: Royalties and other revenues decreased $9.7 million, or 20.8%, from fiscal 2019 to fiscal 2020, reflecting the impact of franchise acquisitions, mainly in Mexico, and the COVID-19 pandemic and the related shop closures and reduced traffic at numerous international franchise locations, which resulted in lower royalties, partially offset by an increase of $1.6 million, driven by an additional week in fiscal 2020 compared to fiscal 2019.

The following table presents a further breakdown of total net revenue and organic revenue growth by segment for the periods indicated:

(in thousands except percentages)	U.S. and Canada	International	Market Development	Total Company
Total net revenues Fiscal 2020	$782,717	$230,185	$109,134	$1,122,036
Total net revenues Fiscal 2019	587,522	223,115	148,771	959,408

Total net revenue growth	195,195	7,070	(39,637)	162,628
Total net revenue growth %	33.2%	3.2%	-26.6%	17.0%
Impact of acquisitions	(121,671)	(42,811)	35,053	(129,429)
Impact of foreign currency translation		(906)		(906)
Impact of 53rd Week	(15,615)	(3,287)	(1,603)	(20,505)

Organic revenue growth	$57,909	$(39,934)	$(6,187)	$11,789

Organic revenue growth %	9.9%	-17.9%	-4.2%	1.2%

U.S. and Canada segment growth, which reflected franchise acquisitions (51 shops in fiscal 2020 and 58 shops in fiscal 2019, of which 36 were acquired in November 2019), was also driven by strong net revenue growth and organic revenue growth. U.S. and Canada net revenue grew $195.2 million, or approximately 33.2% from fiscal 2019 to fiscal 2020 and U.S. and Canada organic revenue grew $57.9 million, or approximately 9.9%, from fiscal 2019 to fiscal 2020, driven mainly by new Krispy Kreme and Insomnia shop openings and our adaptation to changing consumer behavior in response to the COVID-19 pandemic, including the expansion of our digital and delivery channels and social media campaigns such as “Acts of Joy.” In addition, the launch of our Branded Sweet Treat Line with Walmart in June of 2020 provided additional net revenue and organic revenue growth which we expect to continue to grow as we expand this business to new customers and channels. These positive trends were partially offset by a $26.2 million decline in revenue from our legacy wholesale business, reflecting evolution of the DFD business and the discontinuance of certain legacy extended shelf-life products sold through that channel. Organic growth was uneven during fiscal 2020, with our slowest growth in the first fiscal quarter of 2020, reflecting the impact of shop closures and slowdown in consumer foot traffic in response to the COVID-19 pandemic in March, and our strongest growth was in the third fiscal quarter of 2020, reflecting a pick-up in digital and delivery channel sales and our Branded Sweet Treat Line’s product launch in June 2020.

Our International segment growth in fiscal 2020 reflected the acquisition of 231 franchise shops in Mexico in November 2019 with an increase in net revenue of 3.2%, but was mostly offset by our organic performance, which declined by 17.9%. The organic revenue decline was due to the impact of the COVID-19 pandemic, particularly in the U.K./Ireland, where organic product sales declined by $29.0 million year-over-year as a result of extended government-mandated closures, including a nationwide shutdown lasting approximately six weeks in the second fiscal quarter and select shop shutdowns in the fourth fiscal quarter in fiscal 2020. Our International segment organic revenue declined by 44% in the second fiscal quarter of 2020 compared to the first fiscal quarter of 2020 and while sales have improved gradually since, we have yet to reach pre-pandemic organic sales levels.

Our Market Development segment, which is primarily comprised of franchised shops, contracted due to the lost revenue from the acquisition of 51 and 58 U.S. franchise shops in fiscal 2020 and fiscal 2019, respectively, and 231 franchise shops in Mexico in November of 2019. The 26.6% net revenue decline and 4.2% organic revenue decline was due to the impact of the COVID-19 pandemic and the related shop closures and reduced traffic at numerous international franchise locations, particularly in Middle East and Asia Pacific regions, which resulted in lower royalties and fees and decreased sales of supplies to franchisees.

Product and distribution costs (exclusive of depreciation and amortization): Product and distribution costs increased $48.9 million, or 18.7%, from fiscal 2019 to fiscal 2020, largely in line with and attributable to the same factors as our revenue growth.

Product and distribution costs as a percentage of revenue increased by approximately 40 basis points from 27.3% in fiscal 2019 to 27.7% in fiscal 2020. This increase was primarily driven by the change in mix between company-owned and franchise shops, as our margins for company-owned shops are substantially lower than for franchise shops, despite contributing substantially more to our profits in dollar terms. Costs related to our legacy wholesale business evolution contributed $3.5 million of the increase in product and distribution costs in fiscal 2020, mainly reflecting inventory losses due to the obsolescence of discontinued products and higher production labor costs. Raw material costs remained relatively stable from fiscal 2019 to fiscal 2020.

Operating expenses: Operating expenses increased $97.2 million, or 24.9%, from fiscal 2019 to fiscal 2020, driven mainly by franchise acquisitions. The additional week in fiscal 2020 contributed approximately $8.7 million to the increase.

Operating expenses as a percentage of revenue increased approximately 280 basis points, from 40.7% in fiscal 2019 to 43.5% in fiscal 2020, driven mainly by added sanitation and safety measures in response to the COVID-19 pandemic ($8.2 million) and DFD evolution ($2.6 million). As a substantial portion of operating expenses are fixed, the impact of the COVID-19 pandemic resulting in shop closures across our International segment operations did not result in a material operating expense reduction, though we took measures across the globe to partially offset the negative impact of the COVID-19 pandemic, including temporary staffing reductions and rent abatements, mainly in international markets.

Selling, general and administrative expense: Selling, general and administrative (SG&A) expenses increased $26.0 million, or 13.7%, from fiscal 2019 to fiscal 2020. The increase was driven mainly by an increase in third-party consulting and advisory fees related to strategic initiatives in fiscal 2020, mainly our legacy wholesale business evolution ($5.9 million), costs related to the preparation for our initial public offering ($3.2 million), the additional week in fiscal 2020 ($2.9 million) and higher spend on our digital platform. As a percentage of revenue, SG&A decreased by approximately 50 basis points, from 19.8% in fiscal 2019 to 19.3% in fiscal 2020, largely reflecting cost savings measures in response to the COVID-19 pandemic.

Pre-opening costs: Pre-opening costs increased $4.5 million, or 63.6%, from fiscal 2019 to fiscal 2020, primarily driven by a $3.7 million pre-opening rent expense associated with the opening of our New York City flagship Hot Light Theater Shop in fiscal 2020 and costs for conversion of acquired franchises.

Other expenses: Other expenses increased $3.0 million, or 40.5%, from fiscal 2019 to fiscal 2020, primarily driven by higher fixed asset impairment expenses and losses on disposal of assets related to our legacy wholesale business evolution and COVID-19 related shop closures.

Depreciation and amortization expense: Depreciation and amortization expense increased $16.6 million, or 26.1%, from fiscal 2019 to fiscal 2020. Approximately $8.4 million and $1.0 million, respectively of the increase in depreciation and amortization expense was attributable to expenses from franchises acquired during fiscal 2019 and 2020 and an additional week in fiscal 2020 compared to fiscal 2019. Excluding the impact of acquired franchises and the additional week in fiscal 2020, depreciation and amortization expense increased approximately $7.2 million, primarily driven by depreciation resulting from capital expenditures in fiscal 2019 and 2020.

Interest expense, net: Interest expense decreased $3.3 million, or 8.8%,, from fiscal 2019 to fiscal 2020, primarily reflecting the substantial decline in the one-month LIBOR rate in fiscal 2020. See “– Capital Resources and Liquidity.”

Interest expense – related party: Interest payable to our related party increased $0.4 million, or 2.4%, from fiscal 2019 to fiscal 2020, mainly due to an additional week of interest incurred in the 53-week period of fiscal 2020 compared to the 52-week period in fiscal 2019.

Income tax expense: Income tax expense decreased $3.5 million, or 27.6%, from fiscal 2019 to fiscal 2020. During fiscal 2020, income tax expense was significantly impacted by the recording of a valuation allowance against state net operating loss carryforwards and federal tax credits as well as the mix of pre-tax earnings between different jurisdictions. During fiscal 2019, income tax expense was significantly impacted by the recording of a valuation allowance against U.S. foreign tax credits, the mix of pre-tax earnings between different jurisdictions, and the impact of uncertain tax positions.

Net income attributable to noncontrolling interest: Net income attributable to noncontrolling interest for fiscal 2020 remained constant at $3.4 million for both fiscal 2019 and fiscal 2020, reflecting improved results from our U.S. majority-stake partnerships and Insomnia in fiscal 2020, offset by a decline in income from international majority-stake partnerships.

Results of Operations by Segment – fiscal 2020 compared to fiscal 2019

The following table presents Adjusted EBITDA by segment for the periods indicated:

	Fiscal Years Ended		Change
(in thousands except percentages)	January 3, 2021	December 29, 2019	$	%
Adjusted EBITDA
U.S. and Canada	$98,555	$75,815	$22,740	30.0%
International	45,022	53,663	(8,641)	-16.1%
Market Development	39,067	51,615	(12,548)	-24.3%
Corporate	(29,754)	(30,062)	308	1.0%

Total Adjusted EBITDA (1)	$152,890	$151,031	$1,859	1.2%

(1)	Refer to “Prospectus Summary – Summary Historical Consolidated Financial Information” above for a reconciliation of Adjusted EBITDA to net loss.

U.S. and Canada Adjusted EBITDA increased $22.7 million, or 30.0%, from fiscal 2019 to 2020, primarily driven by the sales increase of 33.2%. Throughout the year, improved Adjusted EBITDA profitability at both Krispy Kreme and Insomnia company-owned shops was driven by strong revenue growth at existing locations, but partially offset by incremental operating costs, including payroll, related to the COVID-19 pandemic that are reflected within Adjusted EBITDA. Adjusted EBITDA margin was also adversely impacted by Insomnia from the late first quarter through the second quarter of fiscal 2020, as almost all college campuses, where a portion of our Insomnia shops are located, shut down during that time. Incremental expenses incurred for the launch of our Branded Sweet Treat Line during the year also had a marginally offsetting impact. We continue our efforts to improve the manufacturing efficiency of our Branded Sweet Treat Line and expect to gain additional scale as new customers are added in fiscal 2021.

International Adjusted EBITDA declined $8.6 million, or 16.1%, from fiscal 2019 to fiscal 2020, due to widespread impacts of the COVID-19 pandemic on our international markets, particularly in the U.K./Ireland. Additionally, substantial revenue declines were noted in our other company-owned markets, driving an overall organic revenue decline of 18% for fiscal 2020, with Adjusted EBITDA profitability margins naturally declining more than revenue due to our partially fixed cost base. Our international markets were able to achieve a lower cost structure than usual, however, as they leveraged government funding and rent abatements to lower certain fixed costs and took actions throughout the year to reduce unnecessary spending.

Market Development Adjusted EBITDA declined $12.5 million, or 24.3%, from fiscal 2019 to fiscal 2020 due to both the impact of franchisee acquisitions in fiscal 2019 and 2020 as well as the impact of the COVID-19 pandemic on our international franchise locations. While U.S. and Canada franchisees preformed reasonably well (largely in line with our U.S. and Canada segment), varied impacts from the COVID-19 pandemic were felt internationally as many countries were substantially impacted by the COVID-19 pandemic and varying regulatory responses to the pandemic.

Fiscal 2019 compared to fiscal 2018

The following table presents our audited consolidated results of operations for the fiscal years 2019 and 2018:

	Fiscal Years Ended				Change
(in thousands except percentages)	December 29, 2019		December 30, 2018
	Amount	% of Revenue	Amount	% of Revenue	$	%
Net revenue
Product sales	$912,805	95.1%	$748,860	94.1%	$163,945	21.9%
Royalties and other revenues	46,603	4.9%	47,023	5.9%	(420)	-0.9%

Total net revenues	959,408	100.0%	795,883	100.0%	163,525	20.5%
Product and distribution costs	262,013	27.3%	246,458	31.0%	15,555	6.3%
Operating expenses	390,849	40.7%	295,966	37.2%	94,883	32.1%
Selling, general and administrative expense	190,237	19.8%	160,932	20.2%	29,305	18.2%
Pre-opening costs	7,078	0.7%	1,903	0.2%	5,175	271.9%
Other expenses	7,465	0.8%	6,708	0.8%	757	11.3%
Depreciation and amortization expense	63,767	6.6%	49,447	6.2%	14,320	29.0%

Operating income	37,999	4.0%	34,469	4.3%	3,530	10.2%
Interest expense, net	38,085	4.0%	27,881	3.5%	10,204	36.6%
Interest expense—related party	21,947	2.3%	18,902	2.4%	3,045	16.1%
Other non-operating (income)/expense, net	(609)	-0.1%	5,443	0.7%	(6,052)	-111.2%

(Loss)/income before income taxes	(21,424)	-2.2%	(17,757)	-2.2%	(3,667)	-20.7%
Income tax expense	12,577	1.3%	(5,318)	-0.7%	17,895	336.5%

Net (loss)/income	(34,001)	-3.5%	(12,439)	-1.6%	(21,562)	-173.3%
Net income attributable to noncontrolling interest	3,408	0.4%	1,633	0.2%	1,775	108.7%

Net loss attributable to Krispy Kreme, Inc.	$(37,409)	-3.9%	$(14,072)	-1.8%	$(23,337)	-165.8%

Product sales: Product sales increased $163.9 million, or 21.9%, from fiscal 2018 to fiscal 2019. Approximately $136.2 million of the increase in product sales was attributable to the acquisition of Insomnia in September 2018 and shops acquired from franchisees. The drivers of our $36.3 million in organic revenue growth are discussed below.

Royalties and other revenues: Royalties and other revenues decreased $0.4 million, or 0.9%, from fiscal 2018 to fiscal 2019, reflecting the impact of franchise acquisitions, mainly in the United States.

The following table presents a breakdown of net revenue and organic revenue growth by segment for the periods indicated:

	U.S. and Canada	International	Market Development	Total Company
Total net revenues Fiscal 2019	$587,522	$223,115	$148,771	$959,408
Total net revenues Fiscal 2018	443,563	185,840	166,480	795,883

Total net revenue growth	143,959	37,275	(17,709)	163,525
Total net revenue growth %	32.5%	20.1%	-10.6%	20.5%
Impact of acquisitions	(133,249)	(23,825)	18,871	(138,203)
Impact of foreign currency translation	—	10,939	—	10,939

Organic revenue growth	$10,710	$24,389	$1,162	$36,261

Organic revenue growth %	2.4%	13.1%	0.7%	4.6%

U.S. and Canada segment growth was driven mainly by acquisitions (58 shops in fiscal 2019, 39 Krispy Kreme U.S. shops and 135 Insomnia shops in fiscal 2018). Net revenue grew by $144.0 million or 32.5% and organic revenue grew by $10.7 million, or 2.4%, from fiscal 2018 to fiscal 2019, driven by new Krispy Kreme and Insomnia shop openings and, to a lesser extent, improved sales at company-owned shops. These positive organic impacts were mostly offset by a $8.4 million decline in our legacy wholesale business product sales attributable to the commencement of the evolution of DFD, which began by exiting some of the lower volume, less profitable doors.

International segment growth was driven mainly by net revenue growth of $37.3 million or 20.1% and organic revenue growth of $24.4 million, or 13.1%, from fiscal 2018 to fiscal 2019 driven by new shop openings in the U.K./Ireland, Australia and New Zealand, increased retail traffic at our U.K./Ireland shops driven by highly successful promotional campaigns, which drove low double-digit sales increases, the expansion of DFD sales in the U.K./Ireland due to better placement of DFD cabinets in grocery locations and the expansion of DFD sales in New Zealand with a large new customer.

Market Development segment, which is primarily comprised of franchised shops, contracted due to the lost revenue from the acquisition of 58 U.S. franchise shops in fiscal 2019, as well as the acquisition of 29 franchise shops in March 2018 in Australia and 231 franchise shops in November 2019 in Mexico. Net revenue decreased 10.6% and organic revenue increased 1% from fiscal 2018.

Product and distribution costs (exclusive of depreciation and amortization): Product and distribution costs (exclusive of depreciation and amortization) increased $15.6 million, or 6.3%, from fiscal 2018 to fiscal 2019, largely for the same reasons as the increase in product sales described above. Product and distribution costs as a percentage of revenue declined 3.7% from fiscal 2018 to fiscal 2019, largely due to a change in sales mix due to our acquisition of Insomnia and the aforementioned decline in DFD sales in the United States and Canada in connection with our legacy wholesale business evolution. A slight increase in prices in the United States and Canada coupled with relatively stable raw material and distribution costs also contributed to the margin improvement.

Operating expenses: Operating expenses increased $94.9 million, or 32.1%, from fiscal 2018 to fiscal 2019, with the majority of this increase due to the acquired businesses. Operating expenses as a percentage of revenue increased 3.5% from fiscal 2018 to fiscal 2019 largely driven by increased shop and delivery labor costs and occupancy costs as a percentage of revenue. The increase in shop and delivery labor and occupancy costs were driven by the acquisition of Insomnia and franchise shops. The Insomnia business requires additional delivery labor due to a higher proportion of delivery transactions.

Selling, general and administrative expense: Selling, general and administrative (SG&A) expenses increased $29.3 million, or 18.2%, from fiscal 2018 to fiscal 2019, with much of the increase attributable to acquisitions in fiscal 2018 and 2019. In addition, we had incremental transaction and integration expenses in fiscal 2019 primarily due to higher costs associated with the acquisition and integration of Mexico. These incremental transaction and integration costs were largely offset by higher costs in fiscal 2018 due to restructuring, relocation and recruiting associated with reorganizing and building our leadership team.

Pre-opening costs: Pre-opening costs increased $5.2 million, or 271.9%, from fiscal 2018 to fiscal 2019, primarily driven by $2.4 million associated with the New York City flagship Hot Light Theater Shop as well as an increase in new shop openings in fiscal 2019 compared with fiscal 2018 particularly in our U.S. and Canada segment, including a full year of new shop openings for Insomnia compared to only a few months in fiscal 2018.

Depreciation and amortization expense: Depreciation and amortization expense increased $14.3 million, or 29.0%, from fiscal 2018 to fiscal 2019, primarily driven by additional depreciation and amortization associated with acquisitions. Depreciation expense also increased as a result of increased capital spending within the existing business as the Company continued to grow its presence by expanding into new areas including the first new shop opening in Ireland in fiscal 2019.

Interest expense, net: Interest expense increased $10.2 million, or 36.6%, from fiscal 2018 to fiscal 2019, primarily related to the increase in the average debt outstanding resulting from funding acquisitions completed in the back half of fiscal 2018, as well as throughout fiscal 2019. Additionally, interest expense increased resulting from the write off of $1.7 million of deferred financing fees in connection with the June 2019 refinancing and $3.3 million due to realized gains on interest rate swaps in fiscal 2018 which did not recur in fiscal 2019.

Interest expense – related party: Interest expense to our related party increased $3.0 million, or 16.1%, from fiscal 2018 to fiscal 2019, primarily due to entering into an additional unsecured note with Krispy Kreme GP for $54.0 million in fiscal 2019.

Other non-operating (income)/expense, net: Other non-operating income decreased $6.1 million, or 111.2%, from fiscal 2018 to fiscal 2019. The non-operating expense incurred in fiscal 2018 primarily related to a loss on contingent consideration associated with the Company’s acquisition of an Australia franchisee in fiscal 2018, where an additional $4.7 million payment was made due to the acquired franchise hitting certain financial targets subsequent to the acquisition.

Income tax expense: Income tax expense increased $17.9 million, or 336.5%, from fiscal 2018 to fiscal 2019. During fiscal 2019, income tax expense was significantly impacted by the recording of a valuation allowance against U.S. foreign tax credits, the mix of pre-tax earnings between different jurisdictions, and the impact of uncertain tax positions. During fiscal 2018, income tax expense was significantly impacted by the mix of pre-tax earnings between different jurisdictions and certain acquisition-related costs.

Net income attributable to noncontrolling interest: Net income attributable to noncontrolling interest for fiscal 2019 increased $1.8 million, or 108.7%, from fiscal 2018 to fiscal 2019, primarily driven by incremental income generated by the acquisition of additional majority-stake partnership partners including Insomnia (approximately 75% owned) in fiscal 2018, Awesome Doughnut (70% owned) in fiscal 2018 and WKS-Krispy Kreme (55% owned) in fiscal 2019.

Results of Operations by Segment – fiscal 2019 compared to fiscal 2018

The following table presents selected information about our segments’ results for fiscal 2019 and 2018:

	Fiscal Years Ended		Change
(in thousands except percentages)	December 29, 2019	December 30, 2018	$	%
Adjusted EBITDA
U.S. and Canada	$75,815	$55,915	$19,900	35.6%
International	53,663	43,735	9,928	22.7%
Market Development	51,615	56,271	(4,656)	-8.3%
Corporate	(30,062)	(27,621)	(2,441)	-8.8%

Total Adjusted EBITDA (1)	$151,031	$128,300	$22,731	17.7%

(1)	Refer to “Prospectus Summary – Summary Historical Consolidated Financial Information” for a reconciliation of Adjusted EBITDA to net loss.

U.S. and Canada Adjusted EBITDA increased $19.9 million, or 35.6%, from fiscal 2018 to fiscal 2019, primarily driven by the net revenue increase of 32.5%, which was largely due to acquisitions made in fiscal 2018 and 2019. EBITDA as a percentage of net revenue improved due to efficiencies in the U.S. and Canada Krispy Kreme business.

International Adjusted EBITDA increased $9.9 million. or 22.7%, from fiscal 2018 to fiscal 2019, due largely to substantial organic revenue growth, particularly in the U.K./Ireland due to increased retail traffic and

DFD sales. A portion of the increase was also due to a full year of the Australian business in fiscal 2019 versus only 9.5 months in fiscal 2018 as well as six weeks of additional net revenue and adjusted EBITDA from the acquisition of our Mexican franchisee in November of 2019.

Market Development Adjusted EBITDA declined $4.7 million, or 8.3%, from fiscal 2018 to fiscal 2019, due primarily to the impact of both domestic and international franchisee acquisitions in both fiscal 2018 and fiscal 2019. Adjusted EBITDA as a percentage of net revenue increased in fiscal 2019 as a higher mix of net revenue came from royalties rather than supply chain sales to franchisees.

Corporate costs decreased $2.4 million, or 8.8%, from fiscal 2018 to fiscal 2019 primarily due to increased headcount necessary due to growth in the business.

Quarterly Results of Operations and Other Data

	For the Quarters Ended
(in thousands)	April 4, 2021 (13 weeks)	January 3, 2021 (14 weeks)	September 27, 2020 (13 weeks)	June 28, 2020 (13 weeks)	March 29, 2020 (13 weeks)	December 29, 2019 (13 weeks)	September 29, 2019 (13 weeks)	June 30, 2019 (13 weeks)	March 31, 2019 (13 weeks)
Total net revenues	$321,809	$325,615	$290,233	$244,972	$261,216	$265,272	$234,484	$233,030	$226,622
Operating income	13,680	318	132	(568)	4,398	4,664	9,501	10,065	13,769
(Loss)/income before income taxes	307	(13,298)	(12,985)	(13,185)	(12,360)	(9,344)	(4,491)	(7,364)	(225)
Income tax expense/(benefit)	685	11,525	499	(1,500)	(1,412)	11,379	(205)	1,478	(75)
Net loss	(378)	(24,823)	(13,484)	(11,685)	(10,948)	(20,723)	(4,286)	(8,842)	(150)
Net loss attributable to Krispy Kreme, Inc.	(3,061)	(25,304)	(14,852)	(12,630)	(11,515)	(21,736)	(5,192)	(9,504)	(977)
Net revenue growth	23.2%	22.7%	23.8%	5.1%	15.3%	14.6%	19.0%	17.6%	33.9%
Non-GAAP Measures
Adjusted EBITDA	47,794	43,651	39,780	31,710	37,749	47,504	33,909	33,254	36,364
Adjusted Net Income	$18,853	$15,109	$13,284	$7,449	$12,102	$23,141	$11,294	$7,883	$12,875
Organic revenue growth	8.3%	2.0%	8.1%	-6.7%	1.3%	5.7%	5.9%	3.1%	3.1%

	For the Quarters Ended
(in thousands)	April 4, 2021 (13 weeks)	January 3, 2021 (14 weeks)	September 27, 2020 (13 weeks)	June 28, 2020 (13 weeks)	March 29, 2020 (13 weeks)	December 29, 2019 (13 weeks)	September 29, 2019 (13 weeks)	June 30, 2019 (13 weeks)	March 31, 2019 (13 weeks)
Net loss	$(378)	$(24,823)	$(13,484)	$(11,685)	$(10,948)	$(20,723)	$(4,286)	$(8,842)	$(150)
Interest expense, net	8,249	8,478	7,908	9,711	8,644	8,763	8,426	11,776	9,120
Interest expense – related party (1)	5,566	5,770	5,566	5,566	5,566	5,631	5,630	5,693	4,993
Income tax expense/(benefit)	685	11,525	499	(1,500)	(1,412)	11,379	(205)	1,478	(75)
Depreciation and amortization expense	23,401	22,779	20,435	18,097	19,087	19,644	14,860	14,766	14,497
Stock-based compensation	2,368	2,384	3,095	2,970	3,170	3,114	2,556	1,741	3,269
Other non-operating (income) expense, net (2)	(442)	(632)	(357)	(2,660)	2,548	(386)	(64)	(40)	(119)

	For the Quarters Ended
(in thousands)	April 4, 2021 (13 weeks)	January 3, 2021 (14 weeks)	September 27, 2020 (13 weeks)	June 28, 2020 (13 weeks)	March 29, 2020 (13 weeks)	December 29, 2019 (13 weeks)	September 29, 2019 (13 weeks)	June 30, 2019 (13 weeks)	March 31, 2019 (13 weeks)
Pre-opening costs and related costs (3)	1,391	1,999	4,185	3,908	3,877	3,187	2,678	1,607	959
Strategic initiatives (4)	—	6,594	4,649	5,661	3,613	4,058	—	1	—
Acquisition and integration expenses (5)	2,152	3,982	4,274	812	3,611	14,238	3,296	2,650	249
Store closure expenses (6)	—	1,425	2,058	2,786	—	629	—	—	—
Restructuring and severance expenses (7)	—	—	—	—	—	242	—	341	—
Other (8)	4,802	4,170	952	(1,956)	(7)	(2,272)	1,018	2,083	3,621

Adjusted EBITDA	$47,794	$43,651	$39,780	$31,710	$37,749	$47,504	$33,909	$33,254	$36,364

Net loss	$(378)	$(24,823)	$(13,484)	$(11,685)	$(10,948)	$(20,723)	$(4,286)	$(8,842)	$(150)
Interest expense – related party (1)	5,566	5,770	5,566	5,566	5,566	5,631	5,630	5,693	4,993
Stock-based compensation	2,368	2,384	3,095	2,970	3,170	3,114	2,556	1,741	3,269
Other non-operating (income) expense, net (2)	(442)	(632)	(357)	(2,660)	2,548	(386)	(64)	(40)	(119)
Pre-opening costs and related costs (3)	1,391	1,999	4,185	3,908	3,877	3,187	2,678	1,607	959
Strategic initiatives (4)	—	6,594	4,649	5,661	3,613	4,058	—	1	—
Acquisition and integration expenses (5)	2,152	3,982	4,274	812	3,611	14,238	3,296	2,650	249
Store closure expenses (6)	—	1,425	2,058	2,786	—	629	—	—	—
Restructuring and severance expenses (7)	—	—	—	—	—	242	—	341	—
Other (8)	4,802	4,170	952	(1,956)	(7)	(2,272)	1,018	2,083	3,621
Amortization of acquisition related intangibles (9)	7,449	7,190	6,566	6,192	6,380	6,372	5,129	4,687	5,130
Loss on extinguishment of debt (10)	—	—	—	—	—	—	—	1,567	—
Tax impact of adjustments (11)	(4,714)	(12,861)	(6,195)	(4,145)	(5,708)	(7,413)	(6,048)	(5,005)	(5,077)
Tax specific adjustments (12)	659	19,911	1,975	—	—	16,464	1,385	1,400	—

Adjusted Net Income	$18,853	$15,109	$13,284	$7,449	$12,102	$23,141	$11,294	$7,883	$12,875

(1)	Consists of interest expense related to the Related Party Notes. We intend to use a portion of the net proceeds from this offering to repay the Related Party Notes.
(2)	Consists primarily of foreign translation gains and losses in each fiscal year.
(3)	Consists of pre-opening costs as reflected within the Consolidated Statement of Operations and additional incremental related costs. Pre-opening costs, which include rent, labor and marketing expenses incurred prior to opening a new shop, were $ 1.4 million, $11.6 million and $7.0 million for the quarter ended April 4, 2021 and in fiscal 2020 and 2019 respectively. Additional incremental related costs of $2.4 million and $1.4 million in fiscal 2020 and 2019, respectively, related to our New York City flagship Hot Light Theater Shop opening and consisted of additional consulting and training costs incurred and reflected in selling, general and administrative expenses.
(4)

Fiscal 2020 and 2019 consist mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the evolution of our legacy wholesale business in the United States.

(5)

Consists of acquisition and integration-related costs in connection with our business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

(6)	Consists of lease termination costs, impairment charges, and loss on disposal of property, plant and equipment.
(7)	Consists of severance and related benefits costs associated with our hiring of a new global management team.
(8)

The quarter ended April 4, 2021 consists primarily of $3.5 million of consulting and advisory fees incurred in connection with the preparation for our initial public offering. Fiscal 2020 includes $1.2 million of management fees paid to JAB for the quarter ended January 3, 2021 and $2.7 and $0.5 million total for the quarters ended September 27, 2020 and January 3, 2021, respectively consulting and advisory fees incurred in connection with preparation for our initial public offering, partially offset by a $2.5 million gain on the sale of land for the quarter ended June 28, 2020. Fiscal 2019 includes $3.1 million ($1.8 million for the quarter ended March 31, 2019, $1.0 million for the quarter ended December 29, 2019 and the remaining for the quarters ended June 30, 2019 and September 29, 2019) lease impairment expenses related to our Winston-Salem office location incurred in connection with our Corporate headquarters relocation to Charlotte, North Carolina.

(9)	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statements of operations.
(10)	Consists of the write-off of debt issuance costs in connection with the refinancing of the 2016 credit facility.
(11)

The adjusted effective tax rate for the interim periods differs from the annual adjusted effective tax rate due to the tax effect of certain discrete items recorded during the interim periods. Tax impact of adjustments calculated applying the applicable statutory rates. The Company’s adjusted effective tax rate is 25.2% and 23.4% for each of the fiscal 2020 and 2019 respectively.

(12)

Fiscal 2020 includes a valuation allowance of $20.5 million associated with tax attributes primarily attributable to incremental costs removed from the calculation of Adjusted Net Income, mainly in the fourth quarter of fiscal 2020. Fiscal 2019 includes a valuation allowance of $6.6 million associated with tax attributes primarily attributable to incremental costs removed from the calculation of Adjusted Net Income, as well as an uncertain tax position unrelated to ongoing operations of $12.0 million mainly in the fourth quarter of fiscal 2019.

	For the Quarters Ended
(in thousands except percentages)	April 4, 2021 (13 weeks)	January 3, 2021 (14 weeks)	September 27, 2020 (13 weeks)	June 28, 2020 (13 weeks)	March 29, 2020 (13 weeks)	December 29, 2019 (13 weeks)	September 29, 2019 (13 weeks)	June 30, 2019 (13 weeks)	March 31, 2019 (13 weeks)
Total net revenues – current year	$321,809	$325,615	$290,233	$244,972	$261,216	$265,272	$234,484	$233,030	$226,622
Total net revenues – prior year	261,216	265,272	234,484	233,030	226,622	231,471	197,115	198,101	169,196

Total net Revenue Growth	60,593	60,343	55,749	11,942	34,594	33,801	37,369	34,929	57,426
Total Net Revenue Growth %	23.2%	22.7%	23.8%	5.1%	15.3%	14.6%	19.0%	17.6%	33.9%
Impact of acquisitions	(33,844)	(32,715)	(34,577)	(28,889)	(33,248)	(21,758)	(29,087)	(32,511)	(54,847)
Impact of foreign currency translation	(4,963)	(1,728)	(2,117)	1,240	1,699	1,202	3,371	3,718	2,648
Impact of 53rd Week	—	(20,505)	—	—	—	—	—	—	—

Organic Revenue Growth	$21,786	$5,395	$19,055	$(15,707)	$3,045	$13,245	$11,653	$6,136	$5,227

Organic Revenue Growth%	8.3%	2.0%	8.1%	-6.7%	1.3%	5.7%	5.9%	3.1%	3.1%

Capital Resources and Liquidity

Our principal sources of liquidity to date have included cash from operating activities, cash on hand, amounts available under our debt facilities, and our SCF Program (as defined below). Our primary use of liquidity is to fund the cash requirements of our business operations, including working capital needs, capital expenditures, acquisitions and other commitments.

Our future obligations primarily consist of our debt and lease obligations, as well as commitments under ingredient and other forward purchase contracts. As of January 3, 2021, we had the following future obligations:

•	An aggregate principal amount of $806.3 million outstanding under the 2019 Facility;

•	An aggregate principal amount of $344.6 million outstanding under the Related Party Notes;

•	Non-cancellable future minimum operating lease payments totaling $645.0 million;

•	Non-cancellable future minimum finance lease payments totaling $43.7 million; and

•	Purchase commitments under ingredient and other forward purchase contracts of $48.3 million.

As of April 4, 2021, our outstanding principal amount under the 2019 Facility was $832.5 million, and our outstanding principal amount under the Related Party Notes was $350.1 million. In addition, on April 9, 2021, we received $144.1 million in capital contributions from shareholders and other minority interests, which was used to repay a portion of the outstanding debt balance.

Refer to Notes 7, 8, 14 and 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

We had cash and cash equivalents of $37.5 million as of January 3, 2021 and $50.7 million as of April 4, 2021. We believe that our existing cash and cash equivalents and debt facilities, together with the proceeds of this offering, will be sufficient to fund our operating and capital needs for at least the next twelve months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to acquire franchises, the growth of our presence in new markets and the expansion of our omni-channel model in existing markets. We may enter into arrangements in the future to acquire or invest in complementary businesses, services and technologies. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

Cash Flows

We generate significant cash from operations and have substantial credit availability and capacity to fund operating and discretionary spending such as capital expenditures and debt repayments. Our requirement for working capital is not significant because our customers pay us in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items. The following table and discussion present, for the periods indicated, a summary of our key cash flows from operating, investing and financing activities:

	Quarters ended		Fiscal Years Ended
(in thousands)	April 4, 2021	March 29, 2020	January 3, 2021	December 29, 2019	December 30, 2018
Net cash provided by (used in) operating activities	$40,641	$(89)	$28,675	$80,812	$148,337
Net cash used in investing activities	(63,653)	(22,399)	(168,128)	(226,606)	(303,283)
Net cash provided by financing activities	36,814	281,680	139,441	129,077	166,195

Cash Flows Provided by Operating Activities

Cash provided by operations totaled $40.6 million for the first quarter of fiscal 2021, an increase of $40.7 million compared with the amount for the first quarter of fiscal 2020. Cash provided by operations increased primarily due to operating results producing a smaller net loss in the first fiscal quarter of 2021 due in part to impacts on business operations during the COVID-19 pandemic in the first fiscal quarter of 2020. The increase also reflected an improvement of approximately $26.2 million in working capital as a result of changes in receivable and payable balances.

Cash provided by operations totaled $28.7 million for fiscal 2020, a decrease of $52.1 million compared with the amount for fiscal 2019. Cash provided by operations decreased primarily due to operating results producing a larger net loss in fiscal 2020 due in part to impacts on business operations during the COVID-19 pandemic and changes in receivable and inventory balances partially due to the launch of our Branded Sweet Treat Line. In addition, fiscal 2019 included the collection of a $28.6 million related-party income tax receivable balance.

Cash provided by operations totaled $80.8 million for fiscal 2019, a decrease of $67.5 million compared with the amount for fiscal 2018. The decrease was primarily due to over $100.0 million less cash generated by accounts payable in fiscal 2019. This was due to the use of structured payables for cash generation in fiscal 2019 while more traditional extensions of payment terms were used in fiscal 2018. This decrease in cash generation was partially offset by increased cash generated from deferred income taxes in fiscal 2019 versus fiscal 2018.

We have undertaken broad efforts to improve our working capital position and cash generation, in part by negotiating longer payment terms with vendors. We have an agreement with a third-party administrator which allows participating vendors to track our payments, and if voluntarily elected by the vendor, to sell payment obligations from us to financial institutions (the “Supply Chain Financing Program” or the “SCF Program”). Our typical payment terms for trade payables range to 180 days outside of the SCF Program, depending on the type of vendors and the nature of the supplies or services. For vendors under the SCF Program, we have established payable terms ranging up to, but not exceeding, 360 days. When participating vendors elect to sell one or more of our payment obligations, our rights and obligations to settle the payables on their contractual due date are not impacted. We have no economic or commercial interest in a vendor’s decision to enter into these agreements and the financial institutions do not provide us with incentives such as rebates or profit sharing under the SCF Program. We agree on commercial terms with vendors for the goods and services procured, which are consistent with payment terms observed at other peer companies in the industry, and as the terms are not impacted by the SCF Program, such obligations are classified as trade payables.

Cash Flows Used in Investing Activities

Cash used for investing activities totaled $63.7 million for the first quarter of fiscal 2021, an increase in investment of $41.3 million compared with the first quarter of fiscal 2020. The increase is primarily due to $33.6 million cash used for acquisitions of franchised stores in the first fiscal quarter of 2021 and an incremental $7.5 million of property and equipment purchases.

Cash used for investing activities totaled $168.1 million for fiscal 2020, a decrease in investment of $58.5 million compared with fiscal 2019. The decrease is primarily due to $75.5 million less cash used for acquisitions in fiscal 2020, partially offset by an incremental $21.5 million of property and equipment purchases.

Cash used in investing activities was $226.6 million for fiscal 2019, a decrease of $76.7 million compared with fiscal 2018. The decrease is primarily driven by cash used for acquisitions of $340.9 million and $42.8 million of property and equipment purchases, partially offset by $79.4 million generated through a sale leaseback transaction related to company shop assets that were previously owned.

Cash Flows Provided by Financing Activities

Cash provided by financing activities totaled $36.8 million for the first quarter of fiscal 2021, a decrease of $244.9 million compared with the first quarter of fiscal 2020. The decrease was mainly driven by a $260.0 million draw down on the revolving credit facility during the first quarter of fiscal 2020 which was related to cash preservation at the onset of the COVID-19 pandemic.

Cash provided by financing activities totaled $139.4 million for fiscal 2020, an increase of $10.4 million compared to fiscal 2019. Cash provided by financing activities primarily included increased net issuance of debt in order to fund acquisitions, as well as cash provided by working capital through structured payables programs.

Cash provided by financing activities totaled $129.1 million for fiscal 2019, a decrease of $37.1 million compared with fiscal 2018, primarily due to an $80.0 million capital contribution in fiscal 2018 partially offset by additional cash generated by structured payables and less distributions to shareholders and non-controlling interest holders in fiscal 2019. Net cash generated by structured payables programs was $55.9 million in fiscal 2019 compared to $13.8 million in fiscal 2018.

We utilize various purchase cards issued by financial institutions to facilitate purchases of goods and services. By using the cards, we receive rebates and differing levels of discounts based on timing of repayment. The payment obligations under these purchase cards are classified as structured payables on our consolidated balance sheets and the associated cash flows are included in the financing section of our consolidated statement of cash flows. During fiscal 2020 and 2019, the balances under the various purchase cards increased by $67.5 million and $55.9 million, respectively, resulting in a net financing cash generation of $123.4 million over the past two fiscal years.

Debt

Related Party Notes

We are party to a senior unsecured note agreement with Krispy Kreme G.P. (“KK GP”) for an aggregate principal amount of $283.1 million. In April 2019, we entered into an additional unsecured note with KK GP for $54.0 million (such notes together, the “Related Party Notes”), which in part funded the repayment of $78.9 million of third-party debt. The Related Party Notes will mature in series: $202.3 million in October 2027, $89.9 million in October 2028 and $44.9 million in October 2029, with an interest rate of 6.55%, 6.65% and 6.75%, respectively. The interest payment is due 60 days after December 31 of each calendar year. Any overdue amount of principal and interest will bear interest payable at a rate per annum equal to the sum of (1) 2% and (2) the weighted average interest rates of the notes. The unpaid accrued interest is included in Related Party Notes payable in the consolidated balance sheets. Additionally, the Related Party Notes include covenants that prohibit us to subordinate the Related Party Notes to other unsecured indebtedness. As of January 3, 2021, and December 29, 2019, the outstanding amount of principal and interest was $344.6 million and $340.2 million, respectively. The interest expense for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018 was $22.5 million, $21.9 million and $18.9 million, respectively. As of April 4, 2021 and March 29, 2020, the outstanding amount of principal and interest was $350.1 million and $345.8 million, respectively. The interest expense was $5.6 million for both the first quarter of fiscal 2021 and the first quarter of fiscal 2020.

We intend to use a portion of the proceeds from this offering to repay the Related Party Notes. Therefore, we anticipate less interest expense and higher cash provided by operating activities in future periods.

See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

2019 Facility

On June 13, 2019, we entered into a new credit agreement (the “2019 Facility”). The 2019 Facility provides for senior secured credit facilities in the form of $700.0 million in aggregate principal of term loans and $300.0 million of revolving capacity. The initial proceeds from the 2019 Facility were used to repay the outstanding amounts under the 2016 credit facility. Borrowings under the 2019 Facility are subject to an interest rate of one-month LIBOR plus 2.25% if our Total Net Leverage Ratio (as defined in the 2019 Facility) equals or exceeds 4.00 to 1.00, 2.00% if our Total Net Leverage Ratio is less than 4.00 to 1.00 but greater than or equal to 3.00 to 1.00 or 1.75% if our Total Net Leverage Ratio is less than 3.00 to 1.00, as determined under the 2019 Facility. We are required to make equal installments of 1.25% of the aggregate closing date principal amount of the term loans on the last day of each fiscal quarter. All remaining term loan and revolving loan balances are to be due five years from the initial closing date.

Under the terms of the 2019 Facility, we are subject to a requirement to maintain a Total Net Leverage Ratio of less than 5.50 to 1.00 as of January 3, 2021, which reduces to 5.00 to 1.00 by April 2, 2023. The Total Net Leverage Ratio under the 2019 Facility is defined as the ratio of (a) Total Indebtedness (as defined in the 2019 Facility, which includes all debt and finance lease obligations) minus unrestricted cash and cash equivalents to (b) a defined calculation of adjusted EBITDA (“2019 Facility Adjusted EBITDA”) for the most recently ended

Test Period (as defined in the 2019 Facility). Our Total Net Leverage Ratio was 3.98 to 1:00 as of the end of fiscal 2020 and 3.83 to 1:00 as of the end of fiscal 2019. The 2019 Facility Adjusted EBITDA for purposes of these restrictive covenants includes incremental adjustments beyond those included in our Adjusted EBITDA non-GAAP measure. Specifically, the 2019 Facility Adjusted EBITDA definition includes pro forma impact of EBITDA to be received from new shop openings and acquisitions for periods not yet in operation, acquisition-related synergies and cost optimization activities and incremental add-backs for COVID-19 expenses and lost profits.

Our Total Net Leverage Ratio was 3.82:1.00 as of the end of the first quarter of 2021, 3.98:1:00 as of the end of fiscal 2020 and 3.83:1:00 as of the end of fiscal 2019.

The borrowings under the 2019 Facility are collateralized by substantially all of our equity interests in subsidiaries. The 2019 Facility also contains covenants which, among other things, generally limit (with certain exceptions): mergers, amalgamations, or consolidations; the incurrence of additional indebtedness (including guarantees); the incurrence of additional liens; the sale, assignment, lease, conveyance or transfer of assets; certain investments; dividends and stock redemptions or repurchases in excess of certain amounts; transactions with affiliates; engaging in materially different lines of business; and other activities customarily restricted in such agreements. The 2019 Facility also prohibits the transfer of cash or other assets to the parent company, whether by dividend, loan or otherwise, but provides for exceptions to enable the parent company to pay taxes, directors’ fees and operating expenses, as well as exceptions to permit dividends in respect of our common stock and stock redemptions and repurchases, to the extent permitted by the 2019 Facility.

We were in compliance with the financial and other covenants related to the 2019 Facility as of April 4, 2021, as of the date of this prospectus and expect to remain in compliance over the next 12 months. If we are unable to meet the 2019 Facility financial or other covenants in future periods, it may negatively impact our liquidity by limiting our ability to draw on the revolving credit facility, could result in the lenders accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder, and could require the replacement of the 2019 Facility with new sources of financing which there is no guaranty we could secure. For additional information, refer to Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The financial information discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon or derived from our audited consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of the financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our audited consolidated financial statements.

On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. We review our financial reporting and disclosure practices and accounting policies quarterly to confirm that they provide accurate and transparent information relative to the current economic and business environment. A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that our critical accounting policies and estimates are:

Self-Insurance Risks and Receivables from Insurers

We are subject to workers’ compensation, vehicle and general liability claims and are self-insured for the cost of all workers’ compensation, vehicle and general liability claims up to the amount of stop-loss insurance coverage purchased from commercial insurance carriers. We maintain accruals for the estimated cost of claims, without regard to the effects of stop-loss coverage, using actuarial methods which evaluate known open and incurred but not reported claims and consider historical loss development experience. In addition, we record receivables from the insurance carriers for claims amounts estimated to be recovered under the stop-loss insurance policies when these amounts are estimable and probable of collection. We estimate such stop-loss receivables using the same actuarial methods used to establish the related claims accruals and taking into account the amount of risk transferred to the carriers under the stop-loss policies. The stop-loss policies provide coverage for claims in excess of retained self-insurance risks, which are determined on a claim-by-claim basis. If a greater amount of claims are reported, or if medical costs increase beyond our expectations, our liabilities may not be sufficient, and we could recognize additional expense.

Income taxes

Our provision for income taxes, deferred tax assets and liabilities including valuation allowance requires the use of estimates based on our management’s interpretation and application of complex tax laws and accounting guidance. We are primarily subject to income taxes in the United States. We establish reserves for uncertain tax positions for material, known tax exposures in accordance with ASC 740 relating to deductions, transactions and other matters involving some uncertainty as to the measurement and recognition of the item. We may adjust these reserves when our judgment changes as a result of the evaluation of new information not previously available and will be reflected in the period in which the new information is available. While we believe that our reserves are adequate, issues raised by a tax authority may be resolved at an amount different than the related reserve and could materially increase or decrease our income tax provision in future periods.

Goodwill and Indefinite lived intangibles

For each reporting unit, the Company assesses goodwill for impairment annually at the beginning of the fourth fiscal quarter or more frequently when impairment indicators are present. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment charge for the difference up to the carrying value of the allocated goodwill. The value is estimated under a discounted cash flow approach, which incorporates assumptions regarding future growth rates, terminal values and discount rates. For the fiscal years 2020, 2019 and 2018, there were no goodwill impairment charges. The fair value of each of our reporting units is significantly in excess of its carrying value, and absent a sustained multi-year global decline in our business in key markets such as the U.S. and Canada, we do not anticipate incurring significant goodwill impairment in the next 12 months.

Other intangible assets primarily represent the trade names for our brands, franchise agreements (domestic and international), reacquired franchise rights, customer relationships and non-competition agreements. The trade names have been assigned an indefinite useful life and are reviewed annually for impairment. All other intangible assets are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are assessed for impairment whenever triggering events or indicators of potential impairment occur. We did not have any impairment charges of other intangible assets during any of the periods presented.

New Accounting Pronouncements

Refer to Note 1 to the audited consolidated financial statements included elsewhere in this prospectus for a detailed description of recent accounting pronouncements issued and adopted.

Quantitative and Qualitative Disclosures About Market Risk

Effects of Changing Prices – Inflation

We are exposed to the effects of commodity price fluctuations in the cost of ingredients of our products, of which flour, sugar and shortening are the most significant. We have demonstrated an ability to manage inflationary cost increases effectively due to rapid inventory turnover, ability to adjust pricing of our products, and from time to time we may enter into forward contract for supply, purchase exchange-traded commodity futures contracts, and options on such contracts, for raw materials which are ingredients of our products or which are components of such ingredients, including wheat and soybean oil. We are also exposed to the effects of commodity price fluctuations in the cost of gasoline used by our delivery vehicles. To mitigate the risk of fluctuations in the price of our gasoline purchases, we may purchase swaps, exchange-traded commodity futures contracts and options on such contracts.

Interest Rate Risk

We are exposed to changes in interest rates on any borrowings under our debt facilities, which bear interest based on the one-month LIBOR (with a floor of zero). Generally, interest rate changes could impact the amount of our interest paid and, therefore, our future earnings and cash flows, assuming other factors are held constant. To mitigate the impact of changes in LIBOR on interest expense for a portion of our variable rate debt, we have entered into interest rate swaps on $505.0 million notional of our $832.5 million of outstanding debt as of April 4, 2021, which we account for as cash flow hedges. Based on the $327.5 million of unhedged outstanding as of April 4, 2021, a 100 basis point increase in the one-month LIBOR would result in a $3.3 million increase in interest expense for a twelve-month period, while a 100 basis point decrease would result in the floor of zero and thus a decrease in interest expense of $0.6 million for a twelve-month period based on the daily average of the one-month LIBOR for the fiscal quarter ended April 4, 2021.

The Financial Conduct Authority in the U.K. intends to phase out LIBOR by the end of 2023. We have negotiated terms in consideration of this discontinuation and do not expect that the discontinuation of the LIBOR rate, including any legal or regulatory changes made in response to its future phase out, will have a material impact on our liquidity or results of operations. Refer to “Risk Factors” section within this Registration Statement for a discussion of risks related to the expected discontinuation of LIBOR.

Foreign Currency Risk

We are exposed to foreign currency translation risk on the operations of our subsidiaries that functional currencies are other than the U.S. dollar, whose revenues accounted for approximately 23% of our total net revenues for fiscal 2020. A substantial majority of these revenues, or approximately $230.2 million, were attributable to subsidiaries whose functional currencies are the British pound sterling, the Australian dollar and the Mexican peso. A 10% increase or decrease in the average fiscal 2020 exchange rate of the British pound sterling, the Australian dollar and the Mexican peso against the U.S. dollar would have resulted in a decrease or increase of approximately $23.0 million in our fiscal 2020 total net revenues.

From time to time, we engage in foreign currency exchange and credit transactions with our non-U.S. subsidiaries, which we typically hedge. To date, the impact of such transactions, including the cost of hedging, has not been material. We do not engage in foreign currency or hedging transactions for speculative purposes.

BUSINESS

Our Purpose

The Joy of Krispy Kreme

Krispy Kreme is one of the most beloved and well-known sweet treat brands in the world. Over its 83-year history, Krispy Kreme has developed a broad consumer base, selling 1.3 billion doughnuts across 30 countries in fiscal 2020. We are an omni-channel business operating through a network of doughnut shops, partnerships with leading retailers, and a rapidly growing e-Commerce and delivery business. We believe that we have one of the largest and most passionate consumer followings today, exemplified by the over 38 billion total media impressions generated by Krispy Kreme in fiscal 2020. As an affordable indulgence enjoyed across cultures, races, and income levels, we believe that Krispy Kreme has the potential to deliver joyful experiences across the world.

Krispy Kreme doughnuts are world-renowned for their freshness, taste and quality. Our iconic Original Glazed doughnut is universally recognized for its melt-in-your-mouth experience. One differentiating aspect of the Original Glazed® doughnut is its ability to be served hot. In our Hot Light Theater Shops, we produce fresh Original Glazed doughnuts right in front of our guests and turn on our iconic “Hot Now” light to let the world know that our doughnuts are hot and ready. We dedicate ourselves to providing the freshest and most awesome doughnut experience imaginable, with 73% of our surveyed customers, in a 2021 survey conducted by the Company, reporting that if they could eat only one doughnut brand for the rest of their life, they would choose Krispy Kreme.

Sharing and gifting are important and distinct attributes of our success. More than 75% of our doughnuts are sold in sharing quantities of a dozen or half-dozen. While 64% of our doughnut sales in fiscal 2020 were from our Original Glazed doughnut, we also offer a wide range of fresh, high quality doughnuts and sweet treats that are unique to Krispy Kreme. We believe we have a strong track record of innovation across varieties, shapes and flavors.

We believe our consumers’ passion for the Krispy Kreme experience combined with our expertise in innovation provide us with unique opportunities to efficiently create major media-driven events. For example, our recent promotion gifting doughnuts to individuals who received a COVID-19 vaccination resulted in over seven billion earned media impressions. We also believe Krispy Kreme plays a significant role in moments of joy beyond simple individual food indulgence, including school and sports events, community celebrations, holidays, weddings, birthdays and many other occasions.

We are an omni-channel business, creating doughnut experiences via (1) our Hot Light Theater and Fresh Shops, (2) DFD, (3) e-Commerce and delivery and (4) our new Branded Sweet Treat Line. We have an efficient Hub & Spoke model, which leverages a balance of our Hot Light Theater Shops with their famous glaze waterfalls, smaller Fresh Shops and branded cabinets within high traffic grocery and convenience locations. Our e-Commerce platform and delivery capability are significant enablers of our omni-channel growth. We also recently launched our Branded Sweet Treat Line, a new line of Krispy Kreme-branded packaged sweet treats intended to extend our consumer reach with shelf-stable, high quality products available through grocery, mass merchandise, and convenience locations.

In addition to creating awesome doughnut experiences, we create “cookie magic” through Insomnia, which specializes in warm, delicious cookies delivered right to the doors of its Insomniacs, along with an innovative portfolio of cookie cakes, ice cream, cookie-wiches and brownies. Since its founding in a college dorm room in 2003, Insomnia has built a dedicated following across its core demographic of young consumers. Insomnia is a digital-first concept with 54% of its sales driven through e-Commerce and 50% of sales delivered off-premise in fiscal 2020. By leveraging the power of each platform, both Insomnia and Krispy Kreme enjoy significant benefits from their partnership. Insomnia’s strong existing digital and delivery capabilities help Krispy Kreme accelerate its e-Commerce business. Insomnia benefits from Krispy Kreme’s experience in scaling and navigating omni-channel expansion. Targeting affordable, high quality emotional indulgence experiences is at the heart of both brands.

In recent years, we substantially invested in our business to accelerate performance and position us for long-term, sustained growth. We have invested in our omni-channel model, brand positioning, product quality and innovation capabilities. Our legacy wholesale business has evolved by transforming our DFD business channels and introducing our new Branded Sweet Treat Line. Our DFD business is enabled by our Hot Light Theater Shops and Doughnut Factories to ensure consistent and fresh quality across all channels where consumers experience our products. We have increased control of our network by acquiring and integrating certain of our franchised locations in the United States and acquiring the existing businesses in the United Kingdom, Australia, Mexico and Japan. These investments have allowed us to accelerate the implementation of our strategic vision, while ensuring a consistent and engaging experience for our customers. We are present in 30 countries representing a wide diversity of markets and cultures, with over one-third of Krispy Kreme’s global sales generated outside of the United States and Canada, and our aided awareness in tracked markets is 94%.

Our purpose of touching and enhancing lives is reflective of how we operate on a daily basis and the love we have for our people, our communities and planet. The love for our people is present in our safe, inclusive and diverse workplace and the opportunities for growth we provide to all Krispy Kremers. These values are reinforced through our initiatives and programs, for example our Diversity and Inclusion Council, Employee Resource Groups, and unconscious bias training. We care for our communities by ensuring the highest quality products as well as through our philanthropic initiatives and Acts of Joy. We show our love of the planet through the use of sustainable practices that limit our use of resources and have a positive impact on our planet. This includes our commitment to responsible sourcing, waste and food waste reduction, more sustainable packaging, as well as several green energy initiatives currently underway. Going forward, we are committed to actively pursuing new opportunities to make a positive impact on our people, our communities and planetas well as regularly reporting on our progress, leveraging globally accepted ESG reporting frameworks.

Our strategy is built on our belief that almost all consumers desire an occasional indulgence, and that when they indulge, they want a high quality, emotionally differentiated experience. We believe this desire, especially one which is affordable to consumers, exists during good times and bad. For example, despite the challenges faced by businesses all over the world during the COVID-19 pandemic, Krispy Kreme continued to grow, reaching the highest level of sales in our brand’s history with net revenue of $1.1 billion in fiscal 2020. This speaks to the appeal and resiliency of our brand and market.

The strength of our brand, strategy and people is demonstrated by our strong financial performance:

•	For fiscal 2020, we generated $1,122.0 million of net revenue, $152.8 million of Adjusted EBITDA, $47.9 million of Adjusted Net Income and $60.9 million of net loss

•	From fiscal 2016 to fiscal 2020, our net revenue CAGR was 19.1%

•	From fiscal 2016 to fiscal 2020, our global points of access increased from 5,720 to 8,275

(1)	As described in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus, we adopted the new revenue recognition standard during the annual period beginning on

January 1, 2018. Prior to that time, advertising contributions and related expenditures were not included in the consolidated statements of operations. Net revenue for fiscal 2020, 2019 and 2018 is inclusive of advertising contributions totaling $8.1 million, $9.3 million and $7.8 million, respectively, in accordance with our adoption of the new revenue recognition standard. The inclusion of these impacts was responsible for 0.2 percentage points of the CAGR from fiscal 2016 to fiscal 2020. Other impacts to net revenue as a result of adopting the new revenue recognition standard are deemed immaterial.
(2)

The JAB Acquisition (as defined below) was completed on July 27, 2016. Fiscal 2016 net revenue, as presented above, includes the predecessor period net revenue of $310 million for the period from December 28, 2015 to July 27, 2016 and the successor period net revenue of $247 million for the period from July 28, 2016 to January 1, 2017.

(3)

Global points of access reflects all locations at which fresh doughnuts and cookies can be purchased. We define global points of access to include all Hot Light Theater Shops, Fresh Shops, DFD doors and cookie shops, at both company-owned and franchise locations (does not include new Branded Sweet Treat Line).

For a description of organic revenue growth, Adjusted EBITDA and Adjusted Net Income, see “About this Prospectus – Non-GAAP Financial Measures” and for more information on global points of access, see “About this Prospectus – Key Performance Indicators.”

Our Global Opportunity

We operate in the large, stable and steadily growing approximately $650 billion global indulgence market*, and believe we are well-positioned to gain share in this attractive market. While Krispy Kreme has developed 94% aided awareness in our tracked markets, only a small fraction of the world’s population has the geographic proximity to be Krispy Kreme customers today. In addition, we believe market conditions will remain highly favorable as global consumers’ longstanding demand for quality indulgence continues to grow. Data indicates that nearly all consumers (97%) enjoy indulgences at least occasionally and we believe Krispy Kreme is poised to meet this growing consumer demand and seize the opportunity to be part of a growing number of shared indulgence occasions.

Indulgence foods have proven to be recession-resistant historically, as exhibited by 4.0% category growth through the global financial crisis (CAGR 2007-2009) and 4.3% during the current COVID-19 pandemic (year-over-year 2019-2020). We believe people love an occasional indulgence, no matter the environment. With favorable secular trends around indulgence and our positioning as a shared occasion treat, we aim to continue to strengthen our position as a leader in the category and capture outsized share of this attractive market opportunity.

The Ingredients of Our Success

We believe the following competitive differentiators position us to generate significant growth as we continue towards our goal of becoming the most loved sweet treat brand in the world.

Beloved Global Brand with Ubiquitous Appeal

We believe that Krispy Kreme is an iconic, globally recognized brand with rich history that is epitomized by our fresh Original Glazed doughnut. We are one of the most loved sweet treat retailers in the United States and many markets around the world. We have an extremely loyal, energetic, and emotionally connected consumer base and leading engagement rates that are 19% greater than those of the closest peer in the global indulgence market. We believe that our brand love and ubiquitous appeal, as demonstrated by our strong Net Promotor Score in the United States, differentiate us from the competition. We continuously seek to understand what consumers are celebrating or experiencing in their lives and actively engage our passionate followers to activate this emotional connection through memorable, sharable moments – our “Acts of Joy” – which we believe further fuel our brand love. In fiscal 2020 alone, Krispy Kreme generated over 38 billion total media impressions, up from less than two billion media impressions in 2016.

Creating Awesome Experiences

We provide authentic indulgent experiences, delivering joy through high quality doughnuts made from our own proprietary formulations. Our strict quality standards and uniform production systems ensure the customer’s interaction with Krispy Kreme is consistent with our brand promise, no matter where in the world they experience it. We aim to create product experiences that align with seasonal and trending consumer interests and make positive connections through simple, frequent, brand-focused offerings that encourage shared experiences.

Our experiences start with our Hot Light Theater Shops which create an immersive and interactive environment to showcase our brand. When our Hot Light is on, our manufacturing process is on full display to our customers, including our iconic glaze waterfall and fresh hot-off-the-line doughnut offering. Sharing this manufacturing process with consumers speaks to the authenticity and wholesomeness of our brand and highlights the fresh and high-quality nature of our products. We believe the sights, smells, sounds and taste of the experience cannot be replicated at scale and result in a virtuous cycle of one generation introducing the next to our one-of-a-kind brand.

We utilize seasonal innovations, alongside the expansion of our core product offering, to inspire customer wonder and keep our consumers engaged with the brand and our products. Our sweet treat assortment begins with our iconic Original Glazed doughnut inspired by our founder’s classic yeast-based recipe that serves as the canvas for our product innovation and ideation. Using the Original Glazed doughnut as our foundation, we have expanded our offerings to feature everyday classic items such as our flavor glazes and “minis,” which lend themselves well to gifting occasions such as birthdays and school activities. Our “Original Filled” rings offer the benefits of a filled shell doughnut without the mess. Our seasonal items create unique assortments centered on holidays and events, with St. Patrick’s Day, July Fourth, Halloween, Christmas and Easter, all examples of holidays for which we routinely innovate. We also maintain brand relevance by participating in significant cultural moments. We have made heart-shaped conversation doughnuts with edible phrases for Valentine’s Day and offered free Original Glazed doughnuts and election stickers to anyone who voted in the 2020 U.S. presidential election. We launched filled rings tied to the 50th anniversary of the Apollo moon landing in 2019 and in 2021 we celebrated the safe landing of NASA’s Perseverance on Mars with a special Mars-themed doughnut. We strategically launch offerings tied to these historic moments to gain mind share, grow brand love and help drive sales.

Creating an Emotional Connection with Our Local Communities

Acts of Joy

We believe the experiences Krispy Kreme creates drive an emotional connection with our consumers and in our local communities, resulting in a positive brand halo around Krispy Kreme. We believe a truly loved brand must maintain cultural relevance by demonstrating an understanding of what consumers are celebrating or experiencing in their lives. We our passionate followers and activate this emotional connection through strategic initiatives, such as charitable giving and events. We call these memorable, sharable moments “Acts of Joy” which we believe further fuels our brand love. Recent Acts of Joy include:

•

“Healthcare Mondays” – across eight Mondays in fiscal 2020, we gave unlimited doughnuts to any health care worker who asked, with no purchase requirement, simply to thank them for their important work through the COVID-19 pandemic. This drove over 4.2 billion earned media impressions and over 1,800 media placements.

•

“Be Sweet Saturdays” – for every Saturday in April and May of fiscal 2020, we gave consumers a free, separately sealed and bagged, Original Glazed dozen to share with friends or neighbors they could not see due to pandemic restrictions. This drove significant media coverage and contributed to positive sales throughout respective April and May weekends.

•

“Senior Week” – we gave a free “Graduate Dozen” to all graduating high school and college seniors who were denied their moment of walking across the stage to accept a diploma in 2020. This became an event unto itself with four-hour lines in certain locations, generating over 2 billion earned media impressions and over 2,400 media placements.

•

“COVID-19 Vaccine Offer” – in March 2021, we offered a free doughnut to anyone who received a COVID-19 vaccination. This promotion was incredibly well received and surpassed 7.6 billion earned media impressions and over 5,300 media placements in the first ten days of the initiative alone.

Raise Dough for Your Cause

In addition to these initiatives, we also help community organizations raise money for their respective worthwhile causes through our “Raise Dough for Your Cause” platform by offering favorable doughnut pricing for local fundraising events. Leveraging our iconic Original Glazed doughnut dozens, these events often serve as an introduction to the brand and help bring new consumers into the Krispy Kreme experience.

Leveraging our Omni-Channel Model to Expand Our Reach

We believe our omni-channel model, enabled by our Hub & Spoke approach, allows us to maximize our market opportunity while ensuring control and quality across our suite of products. We apply a tailored approach across a variety of distinct shop formats to grow in discrete, highly attractive and diverse markets, and maintain brand integrity and scarcity value while capitalizing on significant untapped consumer demand. Many of our shops offer drive-thrus, which also expand their off-premises reach. Our Hot Light Theater Shops’ production capacity allow us to leverage our investment by efficiently expanding to our consumers wherever they may be — whether in a local Fresh Shop, in a grocery or convenience store, on their commute home or directly to their doorstep via home delivery.

Hub & Spoke

•

Hot Light Theater Shops and other Hubs – Immersive and interactive experiential shops which provide unique and differentiated customer experiences while serving as local production facilities for our network. These locations serve as Hubs to enable our Hub & Spoke model and expand our brand’s reach. Each features our famous glaze waterfalls and “Hot Now” light that communicate the joy and emotion at the core of our brand. Hot Light Theater Shops are typically destination locations, with 87% of U.S. locations featuring drive-thru capability. Our flexible drive-thru model offers a convenient off-premise experience which accounted for 46% and 64% of U.S. doughnut shop sales in fiscal 2019 and 2020, respectively. We also have smaller Mini-Hot Light Theater Shops that serve hot doughnut experiences to high foot fall, urban locations. In higher density urban environments, we also utilize Doughnut Factories to provide fresh doughnuts to Spoke locations, which include Fresh Shops and DFD doors.

•

Fresh Shops – Smaller doughnut shops and kiosks, without manufacturing capabilities, selling fresh doughnuts delivered daily from Hub locations. Fresh Shops expand our consumer-serving capacity, while maintaining quality and scarcity value.

•

Delivered Fresh Daily – Krispy Kreme branded doughnut cabinets within high traffic grocery and convenience locations, selling fresh doughnuts delivered daily from Hub locations. Through our DFD partnerships, we are able to significantly expand our points of access so that more consumers can experience Krispy Kreme doughnuts. These additional Spoke locations further leverage our manufacturing Hub locations, creating greater system efficiency. Consistent with our commitment to product quality, our current DFD business has been transformed materially from our legacy wholesale model. In 2018, we began strategically exiting unprofitable, low-volume doors and pivoting towards delivered-fresh-daily products offered in branded in-store cabinets. This evolution, which had a negative short-term financial impact, was largely completed in 2020 and we believe positions us for strong and sustainable growth in DFD.

•

e-Commerce and Delivery – Fresh doughnuts for pickup or delivery, ordered via our branded e-Commerce platforms or through third-party digital channels. In the United States and Canada our branded e-Commerce platform enables attractive opportunities like gifting and office catering, further fueling our momentum across key geographies. For fiscal 2020, 18% of our U.S. sales, inclusive of Insomnia and exclusive of our Branded Sweet Treat Line and DFD, were digital and we aim to grow this significantly in the next few years, both domestically and internationally. The acquisition of Insomnia allowed us to further develop our e-Commerce business by leveraging Insomnia’s expertise and capabilities to accelerate Krispy Kreme’s digital opportunity.

Branded Sweet Treat Line

Our Krispy Kreme branded packaged sweet treat line offers a delicious, quality experience free of artificial flavors. This new line of products is distributed in the United States through major grocery, mass merchandise, and convenience locations, allowing us to capture the sweet snacking occasion for our customers seeking more convenience.

Our Fast-Growing, Digital-First Cookie Concept

Our addition of Insomnia has expanded our sweet treat platform to include a complementary brand rooted in the belief that indulgent experiences are better enjoyed together. Insomnia delivers warm, delicious cookies right to the doors of individuals and companies alike. Insomnia is a digital-first brand with 54% of its sales coming from e-Commerce channels in fiscal 2020. We own the night through incredibly craveable offerings of cookies (over 65 million sold in 2020), brownies, cookie cakes, ice cream, cookie-wiches and cold milk. In addition to satisfying late night cravings, Insomnia delivers the cookie magic across a broad set of daytime occasions, including retail, gifting and catering. Through its 191 locations as of April 4, 2021, Insomnia is able to deliver locally within 30 minutes while also expanding its nationwide delivery capabilities that allows it to deliver next-day to more than 95% of addresses in the United States. We continue to leverage these digital and internal delivery capabilities while expanding Insomnia’s omni-channel presence, combining both of our strengths to improve our overall platform.

Proven Team Creating and Leading Distinct Entrepreneurial and Collaborative Culture

Led by a team of highly experienced, passionate and committed executives, we maintain an entrepreneurial culture, which we call our “Leadership Mix.” Our “Krispy Kremers” bring our culture to life every day. Our values are underpinned by a timeless aspiration to touch and enhance lives – delivering joy to our customers is fundamental to everything we do at Krispy Kreme. Giving back to our communities through fundraising and philanthropic work is at our core and ingrained in our culture and hiring.

Our talent and culture serve as our foundation for achieving our growth strategies. We believe we have instilled our purpose and Leadership Mix across our system, globally. Utilizing global key performance objectives, we inspire our Krispy Kremers to continually improve and never settle. We believe that our culture plays a key role in our position as one of the most loved sweet treat brands in the world.

Our Growth Strategies

We have made investments in our brand, our people and our infrastructure and believe we are well positioned to drive sustained growth as we execute on our strategy. Across our global organization, we have built a team of talented and highly engaged Krispy Kremers and Insomniac team members. Over the past several years we have taken increased control of the U.S. market to enable execution of our omni-channel strategy, including accelerating growth across our doughnut shops, DFD, e-Commerce and Branded Sweet Treat Line. Globally, we have developed an operating model that sets the foundation for continued expansion in both existing and new geographies. As a result, we believe we are in a position to combine a globally recognized and loyalty-inspiring brand with a leading management team and we aim to unlock increased growth in sales and profitability through the following strategies:

•	Increase trial and frequency;

•	Expand our omni-channel network in new and existing markets;

•	Continue to grow Insomnia Cookies; and

•	Drive additional efficiency benefits from our omni-channel execution.

Increase trial and frequency

Almost all consumers desire an occasional indulgence, and when they indulge, they want a high quality, emotionally differentiated experience. We believe we have significant runway to be part of a greater number of shared indulgence occasions. On average, consumers visit Krispy Kreme less than three times per year, creating a significant frequency opportunity. The success of recently launched products including filled rings and minis, seasonal favorites and flavored glazes affirms our belief that our innovations create greater opportunities for consumers to engage with our brand. We intend to strengthen our product portfolio by centering further innovation around seasonal, and societal events, and through the development of new innovation platforms to drive sustained baseline growth. Our strategy of linking product launches with relevant events has allowed us to effectively increase consumption occasions while meaningfully engaging with our communities and consumers.

Our marketing and innovation efforts have expanded the number of incremental consumer use cases for Krispy Kreme doughnuts. For example, our gifting value proposition makes doughnuts an ideal way to celebrate everyday occasions like birthdays and holidays, through gifting sleeves and personalized gift messaging. The new Branded Sweet Treat Line creates a new opportunity in snacking or everyday “lunchbox” occasions. Our gifting value proposition and Branded Sweet Treat Line’s products, which each fulfill distinct consumption occasions, will continue to make our brand and products more accessible and allow us to participate with greater frequency in small and large indulgent occasions, from impromptu daily gatherings with family and friends to holidays and weddings, and everything in between.

Expand our omni-channel network in new and existing markets

We believe there are opportunities to continue to grow in new and existing markets in which we currently operate by further capitalizing on our strong brand awareness as we deploy our Hub & Spoke model. We apply a deliberate approach to growing these discrete, highly attractive markets and maintain our brand integrity and scarcity value while unlocking significant consumer demand.

We believe our omni-channel strategy, empowered by our Hub & Spoke model, will allow us to effectively seize expansion opportunities both domestically and internationally. Despite our high brand awareness, we have a limited presence in certain key U.S. markets, such as New York and Chicago and have yet to build a significant presence in key U.S. cities, including Boston and Minneapolis. We believe this provides us ample opportunity to grow within markets in which we are already present. We have also identified similar key international whitespace market opportunities such as China, Brazil, and parts of Western Europe. Our successful track record of entering new diverse markets including the Philippines, South Africa, Guatemala and Saudi Arabia demonstrates our ability to effectively penetrate a broad range of market types. New markets will either consist of company-owned shops or entered via franchise operations, to be determined on a case-by-case basis.

Our dynamic omni-channel strategy allows us to efficiently tailor our model and add e-Commerce, Spokes and Branded Sweet Treat Line channels to most effectively pursue each market opportunity, leveraging our existing footprint and technology and innovation capabilities.

Hot Light Theater Shops: We intend to efficiently and selectively grow our physical presence in existing and underserved markets, including our international markets. Our strategy to deploy our Hub & Spoke model includes strategically opening new Hot Light Theater Shops to ensure we are creating scarcity value of our experiential format while providing sufficient market capacity to fuel growth across our other formats. We continue to transform and reimagine key locations into Hot Light Theater Shops to strengthen our experiential offering and inspire interactive brand occasions for more consumers.

Fresh Shops and DFD: Maximizing potential distribution is a key growth driver for Krispy Kreme and we intend to supplement market penetration by adding Fresh Shops and DFD locations to further expand our brand reach and ensure our products are available wherever our consumers choose to shop. Our current DFD business has been transformed from our legacy wholesale model and we believe positions us for strong and sustainable growth in DFD. Expanding through our Spoke locations allows us to leverage existing capacity in our Hub locations to drive capital efficient growth. Today, our DFD presence reaches over 4,700 doors across the United States and Canada, and 2,100 doors internationally. New listings in key markets have seen marked success, which we intend to emulate globally by leveraging our brand equity and consumer pull to continue penetrating new doors through Fresh Shops and DFD.

e-Commerce and delivery: e-Commerce is a key driver of our growth, driven both by increased consumer convenience and the expansion of digitally enabled value propositions. Our branded e-Commerce network enables us to build a direct relationship with our consumers and creates a fully integrated and highly convenient experience, whether through “click and collect” or home delivery. As consumer expectations around convenience increase, we have been able to meet our consumers’ needs with a highly personal digital platform. e-Commerce also enables and supports a broad range of occasions, including home delivery, gifting, in-office catering and business solutions, and further activation of our fundraising program. We will continue to expand through third-party delivery aggregators as an additional way to drive penetration with new consumers. Growth of e-Commerce and the delivery channel leverages our existing doughnut shop network, helping achieve operating efficiencies. With the expansion of this channel, we believe we can leverage valuable consumer data to acquire new consumers and extract higher consumer lifetime value by creating relationships with them outside of our shops.

Branded Sweet Treat Line:

The third-party retail channel is important to the doughnut and sweet treats categories, and we intend to continue to drive growth across this channel by expanding our partnerships with global and regional retail customers and introducing new Branded Sweet Treat Line’s products to further expand our offering. We believe that our new line of nine different packaged, shelf-stable products, including a variety of Doughnut Bites and Mini Crullers, are superior to alternative offerings, and combined with our strategic advantage in the market as one of the most loved sweet treats brand, present an opportunity to sell into new retailers and accelerate their sell-through velocity once they reach shelves. To support the growth of our Branded Sweet Treat Line, we have invested in additional third-party manufacturing facilities where we produce cake doughnuts under the guidance of Krispy Kreme employees to ensure product quality and freshness are consistent with our brand promise and experience.

While the initial launch of our Branded Sweet Treat Line is focused on the U.S. market, we believe an opportunity exists to deploy our Branded Sweet Treat Line internationally in the future.

Continue to Grow Insomnia Cookies

We intend to continue to build the presence of Insomnia’s platform in existing and new markets. We intend to leverage Insomnia’s dedicated following and expand its platform with younger consumers, growing its community of “Insomniacs” who love its crave-worthy products. With a “imagine what’s possible” mindset at the core of this brand, Insomnia plans to continue to expand its brand reach beyond college markets into additional major metropolitan communities, leveraging internal delivery capabilities to continue to build out its omni-channel network. Furthermore, with 54% of Insomnia’s sales coming from e-Commerce, we will continue to invest in expanding its digital audience and brand reach through extended delivery and nationwide shipping opportunities. We believe Insomnia’s delivery and digital capabilities keep it agile and continue to enable sales acceleration in the United States – as evidenced by the addition of 17 new stores in fiscal 2020 with another 30 commencing construction in 2021 despite the impact of the COVID-19 pandemic and associated restrictions. In fiscal 2020, Insomnia also demonstrated its highly effective innovation capabilities to drive deeper engagement through consumer-centric products like vegan cookies, mini cookies, deluxe cookies, cookie butter, lil’ and big dippers and three layer cookie cakes.

Drive Additional Efficiency Benefits from Our Omni-Channel Execution

We are making focused investments in our omni-channel strategy to expand our presence efficiently while driving top-line growth and margin expansion. The Hub & Spoke model enables an integrated approach to operations, which is designed to bring efficiencies in production, distribution and supervisory management while ensuring product freshness and quality are consistent with our brand promise no matter where customers experience our doughnuts. To support the Hub & Spoke model in the United States, we are implementing new labor management systems and processes in our shops and new delivery route optimization technology to support our DFD logistics chain. In addition, we are launching a new demand planning system that is intended to improve service and to deliver both waste and labor efficiencies across all of our business channels, including production of our Branded Sweet Treat Line. We are also investing in our manufacturing capabilities to support growth of our Branded Sweet Treat Line by implementing new packing automation technology, which is intended to significantly increase productivity through labor savings and increased capacity. By streamlining these operations across our platform, we believe we can continue to deliver on our brand promise and provide joy to our consumers while continuing to drive efficiencies across our platform.

Our Offerings

We aspire to create the most awesome doughnut experience imaginable, with a constant focus on quality, freshness, and taste serving as core foundations of our business philosophy. Our doughnuts are inspired by our founder’s original yeast doughnut recipe, dating back to 1937. We use premium, high-quality ingredients and make our doughnuts using our proprietary doughnut mix and doughnut-making equipment. At the heart of Krispy Kreme is our signature Original Glazed doughnut which is typically sold in dozens to be enjoyed with family and friends. Our Original Glazed also provides us with an attractive value proposition as our most popular doughnut has a higher gross margin than the average company margin.

In our Hot Light Theater Shops and Doughnut Factories we produce doughnuts using a traditional process, perfected over 83 years of experience. Our doughnuts are hand-mixed in shop, before going through a proofing process that allows the yeast rings to rise right in front of our doughnut shop guests. The risen dough is flash fried, flipped, and dropped onto the doughnut conveyer where it progresses towards our distinctive glaze waterfall. From the glaze waterfall, the hot doughnuts come through our display curve, where as soon as they are safe to eat they are offered up as samples to guests. The taste of a hot Original Glazed doughnut right off the line is a distinctive part of the Krispy Kreme experience.

In addition to the Original Glazed doughnut, which is offered at every doughnut shop globally, we offer 15 to 20 doughnut varieties at any one time. Our core offering includes a broad range of doughnuts including different icings (chocolate, strawberry), fillings (lemon, Kreme), and forms (shells, rings, minis). We typically offer seasonal and other limited time offerings, featuring innovative recipes and ingredients designed to keep our customers engaged and curious about what we might do next.

We are constantly innovating the Krispy Kreme experience to attract new consumers and drive frequency of occasions. We continue to innovate with new flavors, limited releases, and branded partnerships, among others, increasing the number of use cases and sharable moments. Our seasonal items create unique assortments centered on holidays and events such as Valentine’s Day heart shaped doughnuts or our year-end Christmas assortments. Our co-branded offerings, like our Oreo glazed or our Reese’s Peanut Butter doughnuts, continue to introduce new fans to the Krispy Kreme experience.

We offer our doughnuts individually, in half-dozens or in dozens to be enjoyed and shared for a wide variety of occasions. With each doughnut we seek to provide an affordable indulgence and shared, emotional experiences to consumers and communities. Whether gifted, enjoyed on-the-go, or as a group experience in one of our Hot Light Theater Shops, our doughnuts are the irresistibly original sweet treat. Sales of doughnuts comprise approximately 93% of total domestic Krispy Kreme branded shop sales, with the balance comprised principally of beverage sales.

Our beverage offerings include signature brewed coffee, hot chocolate and chillers. Taken hot or cold, our wide variety of beverages complement a hot doughnut or are an everyday pleasure on their own.

Branded Sweet Treat Line

In fiscal 2020, we launched our new Branded Sweet Treat Line, comprised of nine different packaged, shelf-stable offerings, including a variety of Doughnut Bites and Mini Crullers. Our Branded Sweet Treat Line aligns with the Krispy Kreme brand promise and expands the sweet snacking experience at-home and on-the-go, and is available at a range of grocery, mass merchandise, and convenience retailers. Our Branded Sweet Treat Line offers a delicious, high-quality experience, and is free of artificial flavors. The offerings themselves are inspired by products available in our doughnut shops, featuring our distinctive original glaze.

Insomnia Cookies

Insomnia specializes in delivering warm, delicious cookies and continues to grow its platform to meet the consumers wherever, whenever and however they choose to experience it. In addition to their cookies, Insomnia offers an innovative portfolio of sweets, including “Cookie’wiches” (ice cream sandwiches), “Big’wiches” (cookie-filled sandwiches), brownies, cookie cakes, ice cream, special catering packages, milk and more. Insomnia also offers packaged sweet treat boxes and is expanding its nationwide delivery capabilities to deliver next-day to more than 95% of addresses in the United States. With an “imagine what is possible” mentality at the core of the brand, Insomnia continues to innovate, revolutionizing the cookie game through its Cookie Lab, where recent innovations include cookie butter, lil’ and big dippers, mini-cookies, and vegan cookies.

A taste of our offerings

Our Omni-Channel Model

We have created a global omni-channel approach to developing our brand, leveraging a Hub & Spoke model to increase access and provide a full spectrum of fresh doughnut experiences, while ensuring network and capital efficiency. We offer consumers access through a variety of channels – experiential Hot Light Theater Shops, Fresh Shops/kiosks, DFD locations, e-Commerce/delivery, and through our Branded Sweet Treat Line available in a range of retailers. In the Hub & Spoke fresh doughnut network, Hot Light Theater Shops provide an immersive and interactive retail brand experience. We seek to maintain scarcity value given the uniqueness of the Hot Light Theater Shop experience while allowing these locations to also serve as production and distribution Hubs to Fresh Shops, kiosks, and DFD cabinets within the same market. In this way we are able to enhance and protect the integrity of the brand while increasing utilization of existing assets, maximizing production efficiency, and expanding reach within markets. We believe there is significant opportunity to extend our omni-channel model to new markets, both domestically and internationally.

Hot Light Theater Shops

Our Hot Light Theater Shops and Doughnut Factories serve as the primary Hubs to enable our Hub & Spoke model and expand our brand reach. Through our Hot Light Theater Shops, we are able to be flexible in identifying the best location to open these doughnut shop experiences. Hot Light Theater Shops are typically destination retail locations while Mini-Hot Light Theater Shops deliver hot doughnut experience to high foot fall, urban locations. Our existing shop portfolio consists of a variety of inline, end cap, and freestanding buildings, and majority of our Hot Light Theater Shops include drive-thru capability and are able to produce up to 270 dozen doughnuts per hour. Our Mini-Hot Light Theater Shops are able to produce up to 110 dozen doughnuts per hour. These buildings range from under 2,900 square feet in our Mini-Hot Light Theater Shops to 3,700 square feet in our Hot Light Theater Shops, with an average of roughly 3,300 square feet and seating capacity for approximately 26 guests. In higher density urban environments, we also utilize Doughnut Factories to provide fresh doughnuts to Spoke locations.

Fresh Shops

In order to expand access and increase customer convenience, we operate Fresh Shop locations and Kiosk doughnut shops in high traffic locations like airports, malls, and dense urban environments. Fresh Shops are Spoke locations, receiving fresh doughnut deliveries from nearby Hot Light Theater Shops or Doughnut Factory locations. While there is no production on site in our Fresh Shop locations, we maintain our strict quality standards through centralized production and daily delivery. This operating model allows for smaller format, lower capital investment shops, and gives us access to real estate that would be otherwise unavailable. These shops range from under 1,000 square feet for Kiosks to 3,000 square feet in our Fresh Shops, with an average of roughly 600 square feet.

Delivered Fresh Daily (DFD)

Our Hub & Spoke approach is further enhanced by our DFD program, giving consumers expanded access through Krispy Kreme branded in-store cabinets in grocery and convenience locations. Our current DFD business has been transformed from our legacy wholesale model. With over 7,500 DFD locations globally, we significantly expand our total points of access, leveraging the production assets in our Hot Light Theater Shops, and serving consumers that do not have access to our doughnut shop network. The prominent placement of our DFD cabinets creates a greater degree of impulse purchasing and ensures that Krispy Kreme remains top-of-mind.

We have a range of DFD cabinets and display tables that allow us to be successful in many different grocery and convenience environments. In our highest traffic locations, our full-sized DFD cabinets allow us to display our broadest range of fresh doughnuts, along with a digital display used for marketing and promotional communication. Our product offering is consistent with our doughnut shop assortment, including a regular cadence of limited time offering and seasonal doughnuts. In less trafficked environments, we offer a smaller DFD cabinet or table, featuring a pre-boxed assortment of our best-selling doughnuts. In every outlet, our DFD doughnuts are delivered fresh, every day, to ensure that we maintain our highest standards of quality. The consumer price of doughnuts bought from DFD cabinets is consistent with pricing in our nearby doughnut shops. Our data shows that the DFD program does not directly compete with our doughnut shop locations, even when there are multiple points of access in the same trade area.

Selecting the right retail partners is key to the success of the DFD business, and we maintain a high bar for selecting the right partners, and the right individual doors within those partners. Globally, we partner with many of the top retailers to implement in-store cabinets, including Walmart and Kroger in the United States, a large grocery retailer in the United Kingdom and 7-Eleven and a pilot program with an Australian supermarket in Australia. In other global markets we work to identify local retail partners that are best positioned to execute our DFD offering—premium retailers, with high traffic, and strong overlap with our core consumer. Our data has shown that a Krispy Kreme branded cabinet is a significant traffic driver for our retail partners, and a highly productive use of retail space. Our direct service model and scan-based trading make us an attractive partner from the retail partner perspective, allowing us to be selective in who we choose as our DFD partners.

To execute the DFD program, our Krispy Kremers deliver doughnuts from our Hub Hot Light Theater Shops or Doughnut Factories, into our grocery and convenience partners, and merchandise doughnuts in our branded Krispy Kreme cabinets. Our network consists of over 500 delivery trucks that we control that complete direct store delivery. We use route mapping tools to create the optimal distribution routes for our drivers, as they make deliveries to Spoke locations. A typical route includes a mix of Fresh Shops, kiosks, and DFD cabinet locations, creating a highly efficient integrated network. We are constantly re-evaluating our route network and DFD doors to ensure that every route is operating at the highest possible level of efficiency and profitability.

e-Commerce and Delivery

The vast majority our doughnut shops (Hot Light Theater, Mini-Hot Light Theater and Fresh Shop) serve as access points for our e-Commerce and Delivery offering, delivering fresh doughnuts directly to customers in their homes or offices. In the United States, the majority of our e-Commerce business comes through our “owned” e-Commerce channel, available through our website and custom mobile app, which allows us to engage directly with our consumers. Our branded e-Commerce capability allows us to drive a number of digitally enabled value propositions, including gifting, catering, and fundraising. In our international markets, we primarily fulfill our e-Commerce offering through third-party platforms. These programs expand the potential use cases for the Krispy Kreme brand, and increase customer frequency.

Our U.S. e-Commerce front end is a custom-developed user experience designed specifically for Krispy Kreme. The experience was built leveraging capabilities provided by an OLO SaaS platform, while last mile delivery is managed by third-party partners. Nationally and internationally, we expand our e-Commerce reach through partnerships with third-party order aggregators, including Door Dash, Uber Eats and Deliveroo, which further broadens our brand accessibility. Increasing our digital capability helps maximize profitability, establish and maintain direct consumer relationships, and collect, protect, and leverage valuable consumer data as we continue to expand our e-Commerce and delivery platforms. Our ownership of the customer and other transactional data collected through our e-Commerce platform supports our omni-channel loyalty and Customer Relationship Management (“CRM”) strategies. We use our global loyalty programs and customer databases to communicate directly with our customers regarding upcoming marketing promotions, as well as to offer individualized offers and experiences.

Through our partnership with Insomnia, we have been able to leverage key learnings from Insomnia’s strong digital and delivery capabilities to help accelerate Krispy Kreme’s e-Commerce business. Insomnia is a digital-first concept with 54% of its sales driven by e-Commerce and 50% of sales delivered off-premise in fiscal 2020. The Insomnia Technology platform is largely internally developed and integrated, allowing for a seamless Insomniac experience and efficient execution. Through its 191 locations as of April 4, 2021, Insomnia is able to deliver locally within 30 minutes while also expanding its nationwide delivery capabilities to allow them to deliver next-day to more than 95% of addresses in the United States. Insomnia’s loyalty program “Cookie Dough” currently has over 1.5 million users, as of April 16, 2021 with a recent launch of an expanded loyalty program for dedicated users called “Cookie Magic.”

Building Our Network

Omni-channel Market Development Strategy

Product quality standards are at the heart of market development strategy. Our fresh doughnuts are made from scratch daily and are identical regardless of channel within our Hub & Spoke network. The same consumer experiences us in many different need states, so we aspire to meet those needs while creating a seamless and consistent view of our brand.

Markets are defined by shopper behavior – the ways in which people live, work, commute, shop, eat are heavily influenced by the level of urbanicity and population density in a trade area. We utilize a framework that classifies markets into different archetypes and defines the balance of experiential Hot Light Theater Shops, Fresh Shops, and DFD locations that optimizes for both our brand development and our capital efficiency. We target and design our markets by Designated Market Area (“DMA”) on the following criteria:

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Dense Urban: Markets which typically have greater than three million people. These markets have a high propensity for pedestrian traffic and typically have higher real estate costs. These cities typically have a Doughnut Factory or multiple Hot Light Theater Shops to support a network of Fresh Shops, kiosks, and DFD locations. Given real estate constraints, they tend to have more Mini-Hot Light Theater Shops than Hot Light shops, which allow us to access to smaller footprint, high street sites to maximize foot traffic.

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Urban / Suburban: Markets which typically have greater than 500,000 people but are smaller than our dense urban markets. These markets typically feature greater automobile traffic and therefore greater reliance on drive-thru for convenience. Shop networks are focused on Hot Light Theater Shops and DFD with select Fresh Shop and kiosk locations.

•	Suburban / Rural: Markets which typically have 250,000-500,000 people. Given lower population densities, these markets typically have one Hot Light Theater Shop which supports DFD routes and delivery.

Site Selection

We believe that finding great locations for Krispy Kreme shops and developing successful Hub & Spoke networks is critical to the success of the business. Our site selection process starts with complete mapping of the market to understand our total potential points of access – across experiential retail, Fresh Shop, DFD, and delivery – and develop a target trade area strategy. Our trade area strategy takes a comprehensive view at the consumer impact, and financial considerations of the Hub & Spoke strategy, including evaluating distribution costs, production capacity, and potential wholesale DFD partners. Before being approved, we complete a full assessment for not only every site but also its implications and impact on the broader market network to understand its financial potential and required capital investment. Most sites in the portfolio are leased sites, typically negotiated to include extensions at our option. Our strategy to increase ownership and control of our markets has streamlined our site selection process.

Shop Experience and Design

After securing a shop site, we commence the process of designing the Krispy Kreme doughnut shop experience. We have developed a small portfolio of design prototypes with a goal of providing flexibility on different types of real estate while maintaining consistency in our brand experience. Our design prototype has been successfully validated in the market, has been well received by consumers, and has proven to be efficient from an operations perspective. Our internal design team works with our network of architecture partners to adapt our prototype design to the specific site, incorporate locally relevant design elements and conform to jurisdictional constraints as appropriate. When a final design is aligned, we develop a complete set of construction documents along with an itemized construction budget and timeline.

Our doughnut shop experience has been re-defined over the past several years, taking inspiration from our history and feedback from our consumers. Our design celebrates our industrial past while contemporizing the experience for our guests. The shop design puts doughnuts at the center of experience, with our doughnut making equipment visible from every angle of the shop, as well as a prominent doughnut display case. Our paper hat dispenser, again inspired by our history, invites our guests to put on a hat and immerse themselves in the experience. Whimsical details can be found throughout, like our “Glaze for Days” neon sign, or our doughnut shaped tables designed for sharing with friends and families. Throughout the shop we create unique opportunities for our guests to take photographs of themselves enjoying their Krispy Kreme experiences, including in front of our iconic hot light. With our new shop design, we have digitized the in-shop experience with digital menu boards, and interactive in-shop elements. New shops have made the digital “click and collect” experience much easier for our guests, with pick-up stations prominently placed in shop, and easy access for delivery drivers. We continue to evolve our drive thru experience to increase convenience and experience for our guests, including installation of digital drive thru menu boards.

Global Operating Standards

We aspire to create consistent consumer experiences across every channel in which we operate. To ensure that our guests enjoy the same Krispy Kreme experience anywhere in the world, we run our operations following a set of global operating standards. Our Krispy Kreme employees follow these to ensure that our shops stay beautiful, our doughnuts are consistently delicious, and our guests continue to return to us time after time. Established globally in 2019 and available on an in-house web portal, these operating standards cover processing and production, serving guests, shop interior and exterior, equipment, safety and risk management. Examples range from managing the temperature of the fryer all the way through to remembering to offer paper hats to guests with families. We assess our ongoing performance using KPIs, including customer satisfaction and Net Promoter Score, as well as in-person audits.

Branded Sweet Treat Line

Our new Branded Sweet Treat Line gives us access to a new part of the indulgence category including grocery snacks and packaged cake doughnuts. The new Branded Sweet Treat Line presents us an opportunity to reinvent a large and sleepy category, by bringing new innovation and driving category growth. Additionally, we are able to extend the Krispy Kreme brand beyond the limits of our Hub & Spoke network at an affordable price point ranging from $3.97 to $5.49. With 4,712 doors as of April 4, 2021, we believe our network of retail partners enables us to reach many parts of the United States and Canada, and eventually throughout much of the world, to give our consumers access to Krispy Kreme where we may not want to open a doughnut shop.

Our products are offered through a broad range of grocery and convenience stores, distributed through a national warehouse network. To support the expansion of our Branded Sweet Treat Line, we have invested in additional third-party manufacturing facilities where we produce cake doughnuts under the guidance of Krispy Kreme employees to ensure product freshness and quality are consistent with our brand promise. We continue to add new retailers in the United States as part of our expansion strategy.

Krispy Kreme generated considerable excitement when it launched its Branded Sweet Treat Line in over 4,700 Walmart locations across the United States. Our nine products achieved top 10% of category at Walmart and represented 6% of Walmart’s sweet treats sales within six months of launch.

Global Network

Krispy Kreme is a global brand, operating in 30 countries around the world. Our brand has shown the potential to be successful in many different cultures and economies, which we believe supports our aspiration to become the most loved sweet treat brand in the world. Our approach to building our global network through a combination of direct ownership and local partners accelerates growth, while balancing risk and capital investment. The following table presents our global points of access as of April 4, 2021:

	Global Points of Access (1)
	Hot Light Theater Shops	Fresh Shops	DFD doors	Cookie Shops	Total	Company- Owned (%)
U.S. and Canada	236	59	4,712	191	5,198	100%
International	29	350	2,185	—	2,564	100%
Market Development (2)	111	730	474	—	1,315	5%

Total global points of access	376	1,139	7,371	191	9,077	85%

(1)	Excludes Branded Sweet Treat Line distribution points and legacy wholesale business doors.
(2)	Includes Japanese locations, which are company-owned.

Net revenue per point of access can vary significantly by region and type of point of access. Total fiscal 2020 U.S. and Canada net revenue of $782.7 million and International net revenue of $230.2 million consisted of the following revenue by channel:

Net revenue for the Market Development segment consists primarily of franchisee royalties and sales of doughnut mix, other ingredients, supplies and doughnut-making equipment to franchisees. Beginning in December 2020, net revenue from our Japan company-owned operations were included, for which the vast majority of the revenue is from sales at our doughnut shops.

United States and Canada

The U.S. and Canada continues to be our largest most developed market. Our U.S. and Canada footprint extends from coast-to-coast with over 5,000 total points of access, including 295 doughnut shops covering 41 states, in addition to five Doughnut Factories and our Branded Sweet Treat Line’s national footprint. Driven by our heritage as a North Carolina brand, we continue to have an area of regional strength in the Southeast, in addition to strong presence in many of the largest U.S. metropolitan areas including Los Angeles and San Francisco. In the past few years we have expanded our presence in New York City, including the addition of our flagship Hot Light Theater Shop in Times Square. Our U.S. business has shown strong growth through a combination of marketing and innovation activity in the core, and expansion of the Hub & Spoke network. There remains significant opportunity for Hub & Spoke development, including a number of markets in which we are under-penetrated (New York, Chicago, Houston, Philadelphia) and markets where we have no presence today (Boston, Minneapolis).

We believe that in many major markets there is consumer demand that supports many more points of access. In our top ten U.S. markets there is a population of approximately 100 million people being served by only 726 points of access. In the next top 40 markets there is a population of approximately 123 million people being served by 3,026 points of access. There is an opportunity for us to expand our network of fresh access, leveraging our existing assets and growing in a highly capital efficient way. When a market is fully developed, we are able to create a dense network of points of access, supported by a system of fully integrated routes that we believe is not easy to replicate. The Hub & Spoke model also ensures that we are able to get the freshest possible doughnuts to every point of access.

In the United States and Canada, the majority of our system is company controlled and operated. As of April 4, 2021, Krispy Kreme had 26 franchise partners across the United States and Canada. Over the past two years, we have increased our control of the system by 31% through acquiring our franchise partners, primarily in the highest priority geographies. As a result, our system is now 85% company-owned and 15% franchise-owned. By owning our domestic and Canadian locations, we believe we are able to more efficiently implement our omni-channel model, while ensuring consistent quality across the system. Our drive-thrus extend our shops’ reach and offer a convenient off-premise experience and accounted for 46% and 64% of U.S. doughnut shop sales in fiscal

2019 and 2020 respectively. Many of our U.S. franchisees are longstanding partners, who have been a part of Krispy Kreme for decades.

e-Commerce and delivery have been a major driver of growth in the United States since the launch of our branded e-Commerce platform in February of 2020. As consumers have gravitated towards the convenience of digital and delivery, our custom designed experience has proven to be a valuable asset. We continue to expand our e-Commerce capability in the United States, and are investing in new value propositions including gifting, catering, and fundraising.

Our DFD business in the United States and Canada is composed of over 4,700 doors as of April 4, 2021, serviced by our Hub locations across the country. Our DFD partners include a mix of traditional grocery stores, mass merchandise retailers, and convenience stores, all serviced by our Krispy Kremers. We manage a fleet of over 500 trucks in the U.S. operating network of DFD routes, delivering doughnuts from our Hub locations to our DFD Spokes. The expansion of our DFD network has been a major driver of growth, leveraging our existing manufacturing Hubs.

The launch of our Branded Sweet Treat Line in the United States creates an additional avenue for growth, providing much greater access to the Krispy Kreme experience. Our national distribution through Walmart and other major retailers allows us to expand our footprint and compete in another part of the indulgence category.

Insomnia Cookies

As of April 4, 2021, Insomnia has 191 locations in 40 states nationwide, highlighting their broad reach through local delivery and omni-channel model. With 148 locations serving 177 college campuses currently as well as 36 urban locations, Insomnia specializes in late night delivery of warm, delicious cookies to students, faculty, and the broader community. Similar to Krispy Kreme, Insomnia shares the belief that treats are better shared together, and we believe that there is a significant opportunity for Insomnia to continue to expand beyond college campuses across the U.S. and eventually, internationally. In fiscal 2020 alone, Insomnia opened 17 new stores and hired over 2,600 new Insomniac team members across the network despite the COVID-19 pandemic and expects to accelerate growth in fiscal 2021.

With digital at its core, Insomnia operates its delivery model through an internally developed, company-owned web and mobile platform and an internal network of delivery drivers. Insomnia’s technology platform is largely internally developed and integrated, allowing for a seamless Insomniac experience and efficient execution. The strength of the technology and operating processes allow Insomnia to deliver warm, delicious cookies to customers’ doors locally in less than 30 minutes while also enabling expansion of its nationwide delivery capabilities to allow next-day delivery to more than 95% of addresses in the United States.

International

Outside of the United States, we have a well-established, company-owned, omni-channel businesses in the United Kingdom/Ireland, Australia/New Zealand and Mexico. In these markets, the omni-channel model is well established, with substantial room for continued growth. In each of these markets we have high-performing leadership teams in place to drive the business locally.

Krispy Kreme UK operates a large network of doughnut shops and DFD routes across England, Scotland, and Ireland. Our highly efficient Hub & Spoke network is fully integrated across 116 doughnut shops and approximately 1,199 DFD doors as of April 4, 2021. We have a longstanding DFD partnership with a large grocery retailer in the United Kingdom, with branded Krispy Kreme cabinets prominently placed in high traffic shops, as well as rapidly growing presence in Sainsbury and Asda. In Ireland, we opened a highly successful Hot Light Theater Shop in fiscal 2018 and have a rapidly growing DFD business.

Krispy Kreme Australia has a well-developed omni channel business across the country. Well placed Hot Light Theater Shops in major metropolitan areas, including Sydney and Melbourne, operate as Hubs for our network of Fresh Shops. Through a partnership with 7-Eleven, Inc. we have expanded our DFD reach to over 711 convenience locations as of April 4, 2021. We also recently expanded our DFD business to 25 grocery locations in Australia. We have introduced Krispy Kreme to New Zealand in the past several years, with a high performing Hot Light Theater Shop in Auckland. The New Zealand business has expanded its omni-channel business through a successful partnership with BP New Zealand.

Krispy Kreme Mexico operates a network of over 229 locations across the country as of April 4, 2021, with a concentration in Mexico City. Given shopping habits in Mexico, the network is more heavily weighted to Fresh Shop and kiosks locations in high traffic malls and urban centers. We are currently testing a DFD program in Mexico, in partnership with Oxxo in the convenience channel, and with Chedraui in grocery stores. We believe there remains significant white space for omni-channel development in Mexico, and the team is currently building a pipeline of new Hub locations to enable future growth.

In order to increase convenience and access to our products, we offer drive-thrus at certain of our international locations across the United Kingdom, Australia and Mexico.

e-Commerce and delivery are also a major driver of growth in our International segment. While our domestic e-Commerce capabilities are focused on our Krispy Kreme branded platform, we primarily fulfill international delivery via third-party platforms. We continue to see e-Commerce as a key part of our success across our global operations and expect it to continue to grow.

Market Development

We have 52 national and international franchise partners who operate 793 shops across 25 countries as of April 4, 2021. By partnering with strong international operators, we are able to execute our omni-channel model, while maintaining consistency and quality of our doughnuts. Our market development approach allows us to benefit from the expertise of local operators, limits our total investment and risk, and increases the pace with which we can grow.

The brand and business model have proven to be successful in a broad range of cultures and economies, with limited adaptation required. Our largest partner markets include Korea, the Middle East, and Philippines. In each case we have a strong local franchise partner who has invested to build a strong and differentiated brand positioning, leveraging our global brand equity. We are driving growth through the expansion of our omni-channel model, and by continued investment in our core business through marketing and innovation activation. Our team provides ongoing support to partner markets in the form of operations, training, design, and marketing and innovation. Through a process of strict controls and ongoing audits, we are able to ensure that the Krispy Kreme experience in franchise partner markets remains consistent around the world.

In fiscal 2020, we acquired our franchise partner in Japan, with a network of Hot Light Theater Shops, Fresh Shops, and an ongoing DFD pilot. We believe there is potential for the Krispy Kreme brand in Japan, both through growth in the core and expansion of the omni-channel network.

We believe there is potential for continued growth of our omni-channel network into markets where we are not yet present, including China, Brazil, and parts of Western Europe.

Franchise Partnerships

Krispy Kreme’s vision and culture extend to our franchisees globally. We believe our highly-diversified, engaged global franchisee base demonstrates the viability of the Krispy Kreme brand across numerous types of owners and operators, limits our risk and provides a strong platform for growth. Our U.S. and international franchisees pay similar types of fees, including a royalty based on a percentage of their net sales, initial franchise and development fees per new shop, renewal fees and transfer fees. In the United States, franchise agreements require our franchisees to pay us a royalty of 4.5% of their net sales. Typically, international franchisees pay us a royalty of 6% of their net sales. Additionally, franchisees pay ongoing fees to support the brand’s marketing and other initiatives, including brand fund contributions. The development fee ranges between $12,500 and $25,000 per shop in the United States and $10,000 and $25,000 per shop for international markets. The initial franchise fee ranges between $12,500 and $25,000 in the United States and $10,000 and $25,000 for international markets. These ranges are based on shop format. The initial term of domestic franchise agreements is typically 15 years. A franchisee may elect to renew the term of a franchise agreement and, if approved, will typically pay a renewal fee upon execution of the renewal term.

Team Members and Human Capital Resources

Investing in, developing, and maintaining human capital is critical to our success. We globally employ approximately 21,000 employees as of April 1, 2021, including 16,500 at Krispy Kreme locations that we refer to as our “Krispy Kremers.” We are not a party to any collective bargaining agreement, although we have experienced occasional unionization initiatives. We believe our relationships with our team members generally are good.

We depend on our Krispy Kremers to provide great customer service, to make our products in adherence to our high quality standards and to maintain the consistency of our operations and logistics chain. While we continue to operate in a competitive market for talent, we believe that our culture, policies, and practices contribute to our strong relationship with our Krispy Kremers, which we feel is instrumental to our business model. Our culture is best captured by our Leadership Mix, which are the dozen behaviors that guide us every day. The Leadership Mix was developed based on the beliefs of our founder, incorporating years of learning on what makes Krispy Kreme such a special organization. These cultural behaviors are shared with Krispy Kremers globally, through an internally developed Leadership Mix training program.

The Leadership Mix is what keeps our consumers at the center of everything we do and ensures that our Krispy Kremers are empowered to do the right thing for our consumers and for the business. We pride ourselves on being an entrepreneurial and innovative team that is not afraid to take smart risks in service of creating awesome doughnut experiences.

Consistent with our Leadership Mix ingredients, we pride ourselves on attracting a diverse team of Krispy Kremers and Insomniac team members from a wide range of backgrounds. As of April 1, 2021, our U.S. Krispy Kreme company-owned operations include approximately 9,100 employees, of which 97% are field-based employees and the remaining 3% are corporate employees. 62% of such employees are people of color and 53% of such employees are female. We believe our diverse team drives the entrepreneurial culture that is at the center of our success.

The success of our business is fundamentally connected to the well-being of our Krispy Kremers. Accordingly, we are committed to their health, safety and wellness. During the ongoing COVID-19 pandemic, we have taken and continue to take extraordinary measures that we determined were in the best interest of our Krispy Kremers and complied with government regulations.

Our Total Rewards platform provides Krispy Kremers and their families with access to a variety of competitive, innovative, flexible and convenient pay, health, and wellness programs. Our total package of pay and benefits is designed to support the physical, mental, and financial health of our people and includes medical, dental, vision, EAP, life insurance and retirement benefits as well as disability benefits and assistance with major life activities such as educational reimbursement and adoption. Many of these benefits are available to our part-time Krispy Kremers; we believe that offering select benefits to our part-time Krispy Kremers offers us a competitive advantage in recruiting and retaining talent.

Giving back to our communities through fundraising and philanthropic work is at our core. In 1955, Krispy Kreme Fundraising was created to provide a way for qualified community organizations to raise funds for their worthwhile causes. Last year alone, we helped organizations raise approximately $37 million to support their initiatives. We love bringing smiles to others, especially those who need them the most.

We care about our Krispy Kremers and the communities that we serve. We believe that our continued success comes from connecting in our communities to give back and in attracting, rewarding, retaining, and developing a diverse team in a culture of inclusion that values, welcomes, respects, and celebrates diversity.

Marketing and Innovation

Our marketing strategy is as unique and innovative as our brand. Krispy Kreme’s marketing strategy is to participate in culture through “Acts of Joy,” deliver new product experiences that align with seasonal and trending consumer and societal interests and to create positive connections through simple, frequent, brand-focused offerings that encourage shared experiences. The tactics which support this strategy are also distinct. In the United States, Krispy Kreme’s paid media strategy is 100% digital with a heavy focus on social media where our passionate consumer base engages and shares our marketing programs far and wide through their own networks. Earned media is also an important part of our media mix. We create promotions and products that attract media outlets to our brand. Through the widespread dissemination of our programs through pop culture, entertainment and news outlets we believe we are able to achieve attention disproportionately large relative to our spend in a media environment populated by brands with far larger media budgets.

We believe our marketing strategy, supported with non-traditional media tactics has proven to be a potent combination that simultaneously drives sales while growing brand love.

Maintaining Cultural Relevance

We believe that to be a truly loved brand we must participate in culture by demonstrating an understanding of what our consumers are struggling with or celebrating in their lives. This approach has been core to our strategy for several years, but the impact was pronounced during the pandemic where we created a sustained campaign focused on conspicuous generosity that we called “Acts of Joy.” In fiscal 2020 and 2021 Krispy Kreme has executed over a dozen “Acts of Joy” bringing tens of millions of smiles to people’s faces during challenging times. Examples of these campaigns include “Healthcare Mondays,” “Be Sweet Saturdays,” “Senior Week,” and free doughnuts for anyone who was vaccinated for COVID-19, all of which generated significant earned media impressions and media placements.

The quantity and quality of media coverage for these events – channels included ABC News, NBC News, CBS News, all network morning shows, late night network talk-shows, MSNBC, Fox Business, The NYTimes, WSJ, Washington Post, USA Today and dozens more – enabled Krispy Kreme to give away over 30 million doughnuts (and counting), increase brand love and drive the business in a difficult environment. These “Acts of Joy” help create a relationship with consumers who will identify Krispy Kreme as a brand that stands for good in the communities we serve and further connect by consuming our sweet treat. We believe that this builds highly loyal, recurring consumers that also serve as brand advocates and ambassadors who serve as the foundation of brand growth.

We also draw inspiration from important societal events, creating a unique way for our consumers to celebrate and engage. For example, in celebration of the recent Mars rover landing, we offered a Mars Doughnut available for one day only. This special offering created social “buzz” and significant consumer traffic for our doughnut shops. Our ability to create this connection between our consumers and our brand is what has helped make the Krispy Kreme brand iconic, and also helps to solidify our position in popular culture.

Furthermore, while our consumers span cultures, races and income levels, we believe they are conscious and passionate about the brands they trust. Our consumers expect and demand a brand that aligns with their values, which are increasingly trending towards sustainability and social purpose. We believe our purpose of touching and enhancing lives and our the love for our people, our communities and planet will position us as a stronger and more attractive consumer business.

New Product Experiences

Limited time seasonal innovation and permanent innovations used to create customer wonder and are an essential ingredient in keeping our consumers engaged with the brand and the products. Our limited time offerings are anticipated by consumers and the media alike and generate significant social sharing amongst our fans and media coverage. The impact of limited time seasonal offerings goes well beyond the sales of the innovations themselves; they drive traffic and create additional sales of our core product offering

Permanent innovations are created with the intent of servicing new occasions or to better serve existing occasions. Recent examples include ‘minis’ – which lend themselves well to gifting occasions and child-focused occasions like birthdays or school activities – and ‘Original Filled’ rings which offer the benefits of a filled shell doughnut without the mess.

Social Media

Krispy Kreme has a strong brand presence across both emerging and well-established social media platforms, including Facebook, Instagram, Twitter, YouTube, Tik Tok and Pinterest. Across these platforms, we have 9.98 million followers and industry-leading engagement rates that are 19% greater than those of our closest peer in the global indulgence market. These channels enable us to engage with our consumers on a personal level, while spreading the global brand of Krispy Kreme, including communicating promotional activity, featured products, new shop openings and highlighting core equities of the brand. Social media allows precise geo-targeting around our shops and effective targeting of consumers likely to be interested in our messages. We adhere to social media guidelines that embody our strategic vision and apply to both company-owned and franchised restaurants. These guidelines will continually evolve as new technologies and social networking tools emerge. Krispy Kreme has a strong brand presence across both emerging and well-established social media platforms, including Facebook, Instagram, Twitter, YouTube, Tik Tok and Pinterest.

Our Consumers

We seek to bring joy to everyone. Our global reach encompasses 30 countries with over one-third of Krispy Kreme’s global sales generated outside the United States. Within the United States, we serve a diverse base of consumers according to research from The NPD Group / CREST as of year-end 2020:

Supply Chain

Sourcing and supplies

We are committed to sourcing the best ingredients available for our products. The principal ingredients to manufacture our products include flour, shortening, and sugar which are used to formulate our proprietary doughnut mix and concentrate at our Winston-Salem manufacturing facility. We procure the raw materials for these products from a number of different suppliers. Although most raw materials we require are typically readily available from multiple suppliers, we currently have 20 main suppliers in addition to our own mix plant.

We manufacture our doughnut mix at our mix plant in Winston-Salem, North Carolina and a third-party facility in Pico Rivera, California, domestically, and at several locations internationally, where we produce the doughnut mix used to make our doughnuts across the United States and internationally. In support of international markets, we produce a concentrate exclusively at our Winston-Salem facility for shipping efficiency. The concentrate is mixed with commodity ingredients in local markets to get to a finished doughnut mix. Throughout the process, the recipe for what makes a Krispy Kreme doughnut remains known only to the company.

At an additional facility in Winston-Salem, North Carolina, we manufacture our proprietary doughnut making equipment for shipment to new shops and Doughnut Factories around the world. We manufacture a range of doughnut making lines, with different capacities to support the needs of different shop types.

In addition, we provide other ingredients, packaging and supplies, principally to company-owned and domestic franchise shops. Our Krispy Kreme shop level replenishments generally occur on a weekly basis working with two national distribution partners. In addition, we serve New York City with a regional distribution partner to best serve our needs in that market.

In the United States, we operate out of five Doughnut Factories located in Concord, North Carolina, Indianapolis, Indiana, Monroe, Ohio, New York, New York and Fort Lauderdale, Florida. Internationally, we operate 36 Doughnut Factories, of which 23 are operated by franchisees. Each Doughnut Factory is staffed by Krispy Kremers and supports multiple business channels for Krispy Kreme. Each Doughnut Factory manufactures on a daily basis to provide finished products depending on shop needs. In addition, they also provide DFD finished products to support local and regional markets. We operate DFD routes out of each Doughnut Factory today to ensure our DFD doughnuts are delivered fresh, every day, and maintain our highest standards of quality and brand experience.

We utilize our Concord, North Carolina Doughnut Factory to also manufacture our Branded Sweet Treat Line products, including a variety of Doughnut Bites and Mini Crullers, which are shelf stable and cake-based products. In addition, we also work with and oversee a co-manufacturer production facility located in Burlington, Iowa. After manufacturing, packaging, and palletizing our Branded Sweet Treat Line products, we transport the products to a third-party warehousing and distribution vendor. This vendor warehouses, consolidates, and provides direct shipments to our retail partners’ supply networks.

Insomnia operates a nationwide, efficient supply chain. To support the Insomnia stores, it has third-party logistic providers that bring ingredients and supplies to its bakeries to create their warm, delicious products. Today, Insomnia works with four distribution centers and is expanding to work with eight centers by July 2021 to provide more efficient and cost-effective logistic solutions.

Quality control

We operate an integrated supply chain to help maintain the consistency and quality of products. Our business model is centered on ensuring consistent quality of our products. We manufacture doughnut mixes at our facility in Winston-Salem, North Carolina. Additionally, we also manufacture doughnut mix concentrates, which are blended with flour and other ingredients by contract mix manufacturers to produce finished doughnut mix. We have an agreement with an independent food company to manufacture certain doughnut mixes using concentrate for domestic regions outside the southeastern United States and to provide backup mix production capability in the event of a business disruption at the Winston-Salem facility. In-process quality checks are performed throughout the production process, including ingredients, moisture percentage, fat percentage, sieve size, and metal checks. We provide specific instructions to franchise partners for storing and cooking our products. All products are transported and stored at ambient temperature.

Competition

We compete in the fragmented indulgence industry. Our domestic and international competitors include a wide range of retailers of doughnuts and other treats, coffee shops, other café and bakery concepts. We also compete with snacks sold through convenience stores, supermarkets, restaurants and retail stores in the United States. The number, size and strength of competitors vary by region and by category. We also compete against retailers who sell sweet treats such as cookies, cupcakes and ice cream shops. We compete on elements such as food quality, freshness, convenience, accessibility, customer service, price and value. We view our brand engagement, overall consumer experience and the uniqueness of our Original Glazed doughnut as important factors that distinguish our brand from competitors, both in the doughnut and broader indulgence categories. See “Risks Related to Our Business and Industry – Our success depends on our ability to compete with many food service businesses.”

Trademarks, Service Marks and Trade Names

Our doughnut shops are operated under the Krispy Kreme® trademark, and we use many federally and internationally registered trademarks and service marks, including Original Glazed®, Hot Krispy Kreme Original Glazed Now®, Insomnia Cookies® and the logos associated with these marks. We have registered various trademarks in over 65 other countries and we generally license the use of these trademarks to our franchisees for the operation of their doughnut shops. We have also licensed our marks for other consumer goods. We believe that our trademarks and service marks have significant value and are important to our brand. To better protect our brand, we have registered and maintain numerous Internet domain names.

Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed or otherwise violated. Opposition or cancellation proceedings may in the future be filed against our trademark or service mark applications and registrations, and our trademarks and service marks may not survive such proceedings. Additionally, although we take reasonable steps to safeguard our trade secrets, trade secrets can be difficult to protect, and others may independently discover our trade secrets and other confidential information. From time to time, legal action by us may be necessary to enforce or protect our intellectual property rights or to determine the validity and scope of the intellectual property rights of others, and we may also be required from time to time to defend against third-party claims of infringement, misappropriation, other violation or invalidity.

For more information on the risks associated with our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Environmental regulation. We are subject to a variety of international, foreign, federal, state and local environmental laws and regulations governing areas such as the generation, management, storage, disposal and release of, and exposure to, hazardous materials and wastes; emission of materials to air, water and other environmental media; greenhouse gases and climate change; and worker health and safety. Such laws and regulations, which have tended to become more stringent over time, can require significant costs for compliance and can result in significant costs related to investigation or remediation of contamination, or as a result of violations or noncompliance.

Local regulation. Our shops, both those in the United States and those in international markets, are subject to licensing and regulation by a number of government authorities, which may include health, sanitation, safety, fire, building and other agencies in the countries, states or municipalities in which the shops are located. Developing new doughnut shops in particular areas could be delayed by problems in obtaining the required licenses and approvals or by more stringent requirements of local government bodies with respect to zoning, land use and environmental factors. Our agreements with our franchisees require them to comply with all applicable federal, state and local laws and regulations, and indemnify us for costs we may incur attributable to their failure to comply.

Food product regulation. Our doughnut mixes are primarily produced at our manufacturing facility in Winston-Salem, North Carolina and by third parties with which we have contracted for the production of mix. Production at and shipments from our Winston-Salem facility and those other production facilities are subject to applicable federal and state governmental rules and regulations. Similar state regulations may apply to products shipped from our doughnut shops to convenience stores or grocers and mass merchants.

As is the case for other food producers, numerous other government regulations apply to our products. For example, the ingredient list, product weight and other aspects of our product labels are subject to state, federal and international regulation for accuracy and content. Most states periodically check products for compliance. The use of various product ingredients and packaging materials is regulated by the United States Department of Agriculture and the Federal Food and Drug Administration. Conceivably, one or more ingredients in our products could be banned, and substitute ingredients would then need to be identified.

International trade. We conduct business outside the United States in compliance with all foreign and domestic laws and regulations governing international business and trade. In connection with our international operations, we typically export our products, principally our doughnut mixes (or concentrates which are combined with other ingredients sourced locally to manufacture mixes) to our company-owned and franchise shops in markets outside the United States. Numerous government regulations apply to both the export of food products from the United States as well as the import of food products into other countries. If one or more of the ingredients in our products are banned, alternative ingredients would need to be identified. Although we intend to be proactive in addressing any product ingredient issues, such requirements may delay our ability to open shops in other countries in accordance with our desired schedule.

Employment regulations. We are subject to state and federal labor laws that govern our relationship with team members, such as minimum wage requirements, overtime and working conditions and citizenship requirements. Many of our team members are paid at rates which are influenced by changes in the federal wage regulations. Accordingly, changes in the wage regulations could increase our labor costs. The work conditions at our facilities are regulated by the Occupational Safety and Health Administration and are subject to periodic inspections by this agency. In addition, the enactment of recent legislation and resulting new government regulation relating to healthcare benefits may result in additional cost increases and other effects in the future.

Franchise regulation. We must comply with regulations adopted by the FTC and with several state and foreign laws that regulate the offer and sale of franchises. The FTC’s Trade Regulation Rule on Franchising (“FTC Rule”) and certain state and foreign laws require that we furnish prospective franchisees with a franchise disclosure document containing information prescribed by the FTC Rule and applicable state and foreign laws and regulations. We register in domestic and foreign jurisdictions that require registration for the sale of franchises. Our domestic franchise disclosure document complies with FTC disclosure requirements, and our international disclosure documents comply with applicable requirements.

We also must comply with a number of state and foreign laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor’s ability to: terminate or not renew a franchise without good cause; interfere with the right of free association among franchisees; disapprove the transfer of a franchise; discriminate among franchisees with regard to charges, royalties and other fees; and place new shops near existing franchises. Bills intended to regulate certain aspects of franchise relationships have been introduced into the United States Congress on several occasions during the last decade, but none have been enacted.

Other regulations. We are subject to a variety of consumer protection and similar laws and regulations at the federal, state and local level. Failure to comply with these laws and regulations could subject us to financial and other penalties. We have several contracts to serve United States military bases, which require compliance with certain applicable regulations. The shops which serve these military bases are subject to health and cleanliness inspections by military authorities.

Seasonality

Our sales peak at various times throughout the year due to certain promotional events and holiday celebrations. Additionally, our hot beverage sales generally increase during the fall and winter months while our iced beverage sales generally increase during the spring and summer months. Quarterly results also may be affected by the timing of the opening of new shops and the closing of existing shops. For these reasons, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Research and Development

New product innovation is important to the success of our business. We believe that the development of new Krispy Kreme doughnuts, beverages and other products attracts new consumers to our brand, increases shop sales, and allows our shops to strengthen day part offerings. One of our properties in Winston-Salem, North Carolina includes research and development facilities including test kitchens and doughnut producing equipment used in developing new products and processes.

Legal Proceedings

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. We do not presently anticipate any material legal proceedings that, if determined adversely to us, would have a material adverse effect on our financial position, results of operations or cash flows.

See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof. As used in this section only, references to “we,” “us,” “our” and “Krispy Kreme” mean, subsequent to May 28, 2021, Krispy Kreme, Inc. and, prior to May 28, 2021, Krispy Kreme Doughnuts Inc.

Name	Age	Position
Olivier Goudet	56	Director, Chairman of the Board
Paul Michaels	69	Director, Lead Independent Director
David Bell	49	Director
Patricia Capel	49	Director
Ozan Dokmecioglu	49	Director
David Deno	63	Director
Carl Lee, Jr.	61	Director
Debbie Roberts	56	Director
Lubomira Rochet	44	Director
Michelle Weese	50	Director
Henry Yeagley	35	Director
Michael Tattersfield	55	Director, President and Chief Executive Officer
Josh Charlesworth	46	Chief Operating Officer and Chief Financial Officer
Andrew Skehan	60	North America President
David Skena	50	Chief Marketing Officer
Matthew Spanjers	45	Chief Growth Officer
Catherine Tang	53	Chief Legal Officer and Corporate Secretary
Terri Zandhuis	52	Chief People Officer
Joey Pruitt	41	Chief Accounting Officer

Olivier Goudet, age 56, has served as Krispy Kreme’s Chairman since May 2017 and a director of Krispy Kreme from September 2016. Mr. Goudet is currently Managing Partner and Chief Executive Officer of JAB Holding Company, a position he has held since 2012. He serves as Chairman of the Board of JDE Peet’s N.V. and Pret A Manger. He is also a Director of Keurig Dr. Pepper, Inc., Panera Bread Company, Caribou Coffee Company / Einstein Noah, Espresso House, National Veterinary Associates, Bally and Coty Inc. He previously served as Chairman of the Board of Anheuser-Busch InBev SA/NV. He is the former Executive Vice President and Chief Financial Officer of Mars, Inc. and has served as an independent advisor to the Mars Board of Directors. Mr. Goudet began his career at Mars, serving on the finance team of its French business and held several senior executive positions at the VALEO Group, including Group Finance Director. Mr. Goudet holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. We believe that Mr. Goudet’s extensive financial expertise and senior executive experience, as well as significant governance and oversight experience attained through his tenure as a director of several public companies, qualifies him to serve on our board of directors.

Paul Michaels, age 69, has served as one of Krispy Kreme’s directors since May 2017. Mr. Michaels served as the Chief Executive Officer of Mars Inc. from 2004 to January 2015. Before joining Mars, Mr. Michaels spent 15 years at Johnson & Johnson in multiple consumer divisions, Since his retirement he has actively participated on the following Board of Directors as an independent director. Coty Inc. from June 2015 through December 2020, Dyla LLC since January 2018, Compassion First Vet Hospitals from May 2019 until December 2020, Panera Bread since January 2021 and Keurig Dr. Pepper Inc. since July 2018. Mr. Michaels holds a BA from the University of Notre Dame. We believe that Mr. Michaels’ expertise and creativity in launching, building and supporting global brands in the consumer products industry and his extensive executive experience with complex multinational consumer product organizations qualifies him to serve on our board of directors.

David Bell, age 49, has served as one of Krispy Kreme’s directors since September 2016. Mr. Bell is currently a Senior Partner of JAB Holding Company, where he joined as a Partner in 2012. Prior to that, Mr. Bell held various positions in corporate development and corporate strategy at Mars, Inc. from 2008 to 2012. Mr. Bell also held various positions at Goldman Sachs, including serving as Vice President, from 2000 to 2008. Prior to that, Mr. Bell served as an associate at Perseus, L.L.C. from 1996 to 1998 and Senior Auditor at PricewaterhouseCoopers LLC from 1993 to 1996. He is also currently a member of the board of directors of Panera Bread Company and National Veterinary Associates. Mr. Bell holds a B.S. in Commerce from the University of Virginia and an MBA from the Wharton School at the University of Pennsylvania. We believe that Mr. Bell’s significant financial and industry experience qualifies him to serve on our board of directors.

Patricia Capel, age 49, has served as one of Krispy Kreme’s directors since April 2021. Ms. Capel is currently a Partner at JAB. Prior to joining JAB in March 2021, Ms. Capel held various positions at Anheuser Busch Inbev, including serving as Business President for Andina from January 2019 to March 2021, Integration Vice President from August 2016 to December 2018 and Vice President of Global People from 2011 to July 2016. Prior to her over 25 year tenure at Anheuser Busch Inbev and Ambev, Ms. Capel held positions at PricewaterhouseCoopers LLC and Cargill Argicola SA. Ms. Capel holds a Bachelor’s degree in Business Administration from Universidade de Sao Paulo, and an MBA from Business School Sao Paulo. We believe that Ms. Capel’s significant experience with global companies and expertise in the consumer products industry qualifies her to serve on our board of directors.

David Deno, age 63, has served as one of Krispy Kreme’s directors since September 2016. Mr. Deno currently serves as Chief Executive Officer and a member of the Board of Directors of Bloomin’ Brands, Inc. (“Bloomin’ Brands”). Prior to March 2019, Mr. Deno served as the Chief Financial and Administrative Officer of Bloomin’ Brands from 2012 to 2019. Mr. Deno’s career has included more than 15 years in senior level operations and financial positions at PepsiCo, Inc. (PepsiCo) and YUM! Brands, Inc. (YUM! Brands) (formerly subsidiary of PepsiCo). Mr. Deno holds an MBA from the University of Michigan and a bachelor’s degree in Economics and Political Science from Macalester College. Mr. Deno has served as a Macalester trustee since 1998. We believe that Mr. Deno’s experience working with global brands in the consumer products industry, extensive management experience and deep understanding of financial control matters qualifies him to serve on our board of directors.

Ozan Dokmecioglu, age 49, has served as one of Krispy Kreme’s directors since September 2020. Mr. Dokmecioglu currently serves as the Chief Financial Officer of Keurig Dr. Pepper Inc and, prior to its merger, served as the Chief Financial Officer of Keurig Green Mountain (“KGM”) beginning in May 2016. Mr. Dokmecioglu joined KGM from Kellogg Inc., where he served from 2012 until 2016 in the positions of Vice President Finance, Chief Financial Officer North America and as Vice President Finance, Chief Financial Officer Europe. Before joining Kellogg in 2012, Mr. Dokmecioglu built his career in finance leadership roles in the US, Europe, and Middle East with Kraft Foods Inc., Cargill Inc. and Arthur Andersen. Mr. Dokmecioglu holds a BS in Business Administration from the Middle East Technical University in Ankara, Turkey, and a certificate in Project Investment and Appraisal Management from Harvard University. We believe that Mr. Dockmecioglu’s significant operating, financial and executive experience in the consumer products industry qualifies him to serve on our board of directors.

Carl Lee, Jr., age 61, has served as one of Krispy Kreme’s directors since September 2014. Mr. Lee currently serves as President and Chief Executive Officer of Benestar Brands, a holding company formed to build a mid-size snack food company with a portfolio of differentiated brands. Prior to joining Benestar Brands in 2017, he served as Chief Excecutive Officer of Snyder’s-Lance, Inc. from 2013 to 2017. Before joining Snyder’s-Lance in 2013, Mr. Lee served as the CEO of Snyder’s of Hanover for five years. Mr. Lee built his career in various sales and marketing positions with Frito-Lay, Inc. Mr. Lee holds a B.S. in Business Management from University of South Alabama Mitchell College of Business. We believe that Mr. Lee’s extensive experience in the snack food and indulgence markets qualifies him to serve on our board of directors.

Debbie Roberts, age 56, has served as one of Krispy Kreme’s directors since April 2020. Ms. Roberts has served as the Executive Vice President, Chief Operating Officer of Panera Bread since September 2020. Before joining Panera, Ms. Roberts held various roles at McDonald’s Corporation since 1990. Most recently at McDonald’s Ms. Roberts served as the President Northeast Zone from December 2014 to December 2016, and the President East Zone from January 2016 to April 2018. Ms. Roberts holds a Bachelor of Science in Accounting from University of Illinois Urbana-Champaign. We believe that Ms. Roberts’ extensive management experience in the food and beverage industry and financial expertise qualifies her to serve on our board of directors.

Lubomira Rochet, age 44, has served as one of Krispy Kreme’s directors since June 2021. Effective as of June 2021, Ms. Rochet will be a partner of JAB. Ms. Rochet is also a director of Keurig Dr Pepper, Inc. and Societe Generale. Prior to joining JAB, Ms. Rochet served as Chief Digital Officer for L’Oréal S.A. since March 2014. Prior to joining L’Oréal, Ms. Rochet held various positions at Valtech Corporation, Microsoft Corporation and Sogeti, a branch of CapGemini Group. Ms. Rochet has served as an independent Director of Societe Generale since May 2017. Ms. Rochet graduated from École Normale Supérieure, holds a Master’s Degree in economics from College of Europe and a Master’s degree in Political Science from Sciences Po Paris. We believe that Ms. Rochet’s deep expertise in digital marketing, ecommerce, direct-to-consumer selling and the use of data, technology and innovative business models qualifies her to serve on our board of directors.

Michelle Weese, age 50, has served as one of Krispy Kreme’s directors since December 2020. Ms. Weese will serve as the Chief Corporate Affairs Officer of Bristol Myers Squibb effective June 2021. Prior to joining Bristol Myers Squibb, from Jan 2019 to March 2021, Ms. Weese served as the General Secretary North America and member of the North American executive team at France-based Danone, a $30B food and beverage company and largest certified B-Corp in the world. Prior to Danone, Ms. Weese was the Chief Executive Officer of Stratigence, LLC, a management consulting agency, from 2009 to 2019. Prior to creating Stratigence, Michelle was the Global Head of Corporate Communications for Mars, Incorporated across all Brands and businesses. In her more than a decade at Mars, she also served as Senior Vice President of Corporate Affairs North America and held a seat on the North American management team across all Brands and Divisions. Ms. Weese holds a B.A. in Journalism from Georgia State University We believe that Ms. Weese’s significant management and finance experience gained through senior leadership positions at several major corporations qualifies her to serve on our board of directors.

Henry Yeagley, age 35, has served as one of Krispy Kreme’s directors since September 2016. Mr. Yeagley has been at BDT & Company since July 2011. He currently serves as a Managing Director and leads the firm’s Middle Market Group. Mr. Yeagley also currently serves as a director of Panera Bread, a position he has held since July 2017. Mr. Yeagley holds a BS in Finance from Penn State University, and a holds a MSc from Stanford University Graduate School of Business. We believe that Mr. Yeagley’s significant investing experience and expertise in corporate strategy and financial analysis qualifies him to serve on our board of directors.

Michael Tattersfield, age 55, has served as our President and Chief Executive Officer since January 2017. Prior to joining Krispy Kreme, Mr. Tattersfield served as the Chief Executive Officer and President of Caribou Coffee Company from August 2008 to July 2017. He served as the Chief Executive Officer of Einstein Bros. Bagels Franchise Corporation from February 2016 to July 2017, Chief Executive Officer of Einstein and Noah Corporation, as well as Chief Executive Officer of Manhattan Bagel Company from January 2015 to July 2017. Mr. Tattersfield holds an MBA from Harvard and a B.S. in Accounting from Indiana University. He currently serves as a member of the Board of Directors of Panera Bread.

Josh Charlesworth, age 46, has served as our Chief Financial Officer since April 2017 and our Chief Operating Officer since May 2019. He served as our Corporate Secretary from July 2018 to August 2020. Prior to joining Krispy Kreme, Mr. Charlesworth held various leadership positions at Mars, Incorporated. He most recently served as Global Chief Financial Officer of Mars Chocolate from January 2015 to April 2017. Mr. Charlesworth holds a B.Sc. in Economics from the London School of Economics and is a member of the Chartered Institute of Management Accountants.

Andrew Skehan, age 60, has served as our President of North America since November 2017. Prior to joining Krispy Kreme, Mr. Skehan held various leadership positions at Popeyes Louisiana Kitchen (“Popeyes”). He most recently served as President of North America from March 2017 to October 2017 and President of International from March 2015 to March 2017. Prior to the acquisition by Restaurant Brands International, Mr. Skehan led a significant expansion of Popeyes globally. He has also served in senior leadership positions in marketing and operations with Wendy’s, Churchill Downs Incorporated, and PepsiCo Restaurants. Mr. Skehan served as an officer in the U.S. Navy, specializing in Surface Warfare, serving both aboard ship and on the Staff of the Commander in Chief of the Pacific Fleet. He holds an MBA from the University of Rhode Island and a B.S. from the U.S. Naval Academy.

David Skena, age 50, has served as our Chief Marketing Officer since November 2018. Prior to joining Krispy Kreme, Mr. Skena served as Chief Marketing Officer at Ruby Tuesday from July 2015 to May 2018. Prior to Ruby Tuesday, Mr. Skena was a marketer at PepsiCo where he most recently served as Vice President of Premium and Value Brands, including Stacy’s Pita Chips and Smartfood popcorn, among others. Prior to PepsiCo, he served in brand management at Kraft Foods, Inc. for multiple brands. Mr. Skena holds a B.A. in Economics from Bucknell University, a Graduate Diploma in Economics from the University of East Anglia and an MBA from the Kellogg School of Management at Northwestern University.

Matthew Spanjers, age 45, has served as our Chief Growth Officer since August 2019. He served as our Chief Strategy and Development Officer from April 2017 to August 2019. Prior to joining Krispy Kreme, Mr. Spanjers served as Chief Development Officer with Caribou Coffee Company and Einstein Bros. Bagels Franchise Corporation from February 2016 to April 2017, as well as Chief Development Officer and Senior Vice President Commercial with Caribou Coffee Company from February 2015 to April 2017. Mr. Spanjers previously worked with McKinsey and Company, a global management consulting firm. Mr. Spanjers holds a B.A. in English Literature from Yale University and an MBA from the Stanford Graduate School of Business.

Catherine Tang, age 53, has served as our Chief Legal Officer since July 2020 and as our Corporate Secretary since August 2020. Prior to joining Krispy Kreme, Ms. Tang held various positions with Yum! Brands, Inc. She most recently served as Vice President and Associate General Counsel of Yum! Brands from January 2017 to July 2020, Chief New Business Development Officer for KFC Global from July 2015 to January 2017, and Chief Legal Officer of KFC Corporation, a subsidiary of Yum! Brands, from August 2009 to July 2015. Ms. Tang holds a J.D. from the Louis D. Brandeis School of Law at the University of Louisville and a B.A. in Economics and Government from the University of Texas at Austin.

Terri Zandhuis, age 52, has served as our Chief People Officer since August 2017. Prior to joining Krispy Kreme, Ms. Zandhuis served as Executive Vice President, Chief People Officer for AOL, a division of Verizon, from July 2015 to September 2016. She served as Vice President, Human Resources for eBay Enterprise, formerly a subsidiary of eBay, from April 2012 to June 2015. She currently serves as Vice Chair of Make-A-Wish Central & Western North Carolina. She also serves as a member of the Board of Trustees of Cannon School, an independent private school located in Concord, North Carolina. Ms. Zandhuis holds a B.A. in Organizational Management from the University of Michigan.

Joey Pruitt, age 41, has served as our Vice President and Chief Accounting Officer since November 2017 and as Assistant Secretary since May 2018. He served as our Corporate Controller from November 2017 to June 2019. Prior to joining Krispy Kreme, Mr. Pruitt served as Vice President, Corporate Controller of Snyder’s Lance, Inc. from March 2017 to October 2017, Vice President, Financial Accounting and External Reporting from March 2016 to March 2017, and Director of External Financial Reporting from August 2011 to March 2016. Mr. Pruitt began his career with PricewaterhouseCoopers, LLP in 2002, holding various roles in the

Assurance practice with the most recent role of Audit Senior Manager concluding in 2011. Mr. Pruitt maintains a CPA certification in the state of North Carolina and holds a Master of Science in Accountancy and B.S. in Business Administration from The University of North Carolina at Wilmington.

Board of Directors

In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. Our amended and restated certificate of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Immediately after this offering, our board of directors will initially be composed of twelve members.

Director Independence

Our board of directors has determined that Mr. Dokmecioglu, Mr. Deno, Mr. Lee, Mr. Michaels, Ms. Weese and Mr. Yeagley are “independent directors” as defined under the listing requirements of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of Nasdaq, in the case of members of the audit and finance committee and remuneration and nomination committee, our board of directors will also make an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and Nasdaq regulations for audit and finance committee members and by the SEC, Nasdaq and the IRS for remuneration and nomination committee members.

There are no family relationships among any of our directors or executive officers.

Controlled Company Exemption

We will be a “controlled company” within the meaning of the corporate governance standards of                 . As a controlled company, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirement that, within one year of the date of the listing of our common stock a majority of our board of directors consists of “independent directors,” as defined under the rules of Nasdaq.

Following this offering, as long as JAB controls a majority of the voting power of our outstanding shares of common stock through its affiliate, we may utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

In any case, these exemptions do not modify the independence requirements for our audit and finance committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of Nasdaq within the applicable time frame.

Committees of the Board of Directors

Upon the completion of this offering, we will establish the following committees of our board of directors:

Audit and Finance Committee

The audit and finance committee, among other things:

•

reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•

has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews and approves in advance any proposed related person transactions.

The members of the audit and finance committee are Mr. Deno, Mr. Michaels and Mr. Yeagley. Mr. Deno is the Chair of our audit and finance committee. Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq require that our audit and finance committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Mr. Deno, Mr. Michaels and Mr. Yeagley meet the definition of “independent director” for purposes of serving on the audit and finance committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq. Our board of directors has determined that each director appointed to the audit and finance committee is financially literate, and our board of directors has determined that Mr. Deno is our audit and finance committee financial expert.

Remuneration and Nomination Committee

The remuneration and nomination committee, among other things:

•	reviews, modifies and approves (or if it deems appropriate, makes recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviews and recommends to our board of directors the salaries, benefits and equity incentive grants, consultants, officers, directors and other individuals we compensate;

•

reviews and approves corporate goals and objectives relevant to executive officer compensation, evaluates executive officer performance in light of those goals and objectives, and determines executive officer compensation based on that evaluation;

•	reviews and approves the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	oversees our compensation and employee benefit plans;

•

reviews the performance of our board of directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on our board of directors and the suitability of proposed nominees as directors;

•	advises our board of directors with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of our board of directors and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the remuneration and nomination committee are Ms. Capel, Mr. Lee and Mr. Michaels. Ms. Capel is the Chair of our remuneration and nomination committee. All members of our remuneration and nomination committee are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.

Renumeration and Nomination Committee Interlocks and Insider Participation

No member of our remuneration and nomination committee is or has been one of our officers or employees, and none has any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, remuneration and nomination committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our remuneration and nomination committee.

Code of Business Conduct and Ethics

We will adopt a Code of Business Conduct and Ethics, which will be posted on our website, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof.

We will also adopt a Code of Ethics for Executive Officers that is applicable to our Chief Executive Officer, Chief Financial Officer and other executive officers. The Code of Ethics for Principal Executive and Senior Financial Officers will be posted on our website. We intend to post any amendments to the Code of Ethics for Principal Executive and Senior Financial Officers and any waivers that are required to be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Philosophy & Objectives

The overriding objective of our compensation programs for our Named Executive Officers (NEO) is to encourage, reinforce and reward delivery of stockholder value.

Our Named Executive Officers (“NEOs”) for fiscal year 2020 are:

•	Michael Tattersfield, President and Chief Executive Officer (“CEO”)

•	Joshua Charlesworth, Chief Financial Officer and Chief Operating Officer

•	Andrew Skehan, North America President

•	Matthew Spanjers, Chief Growth Officer

•	Theresa Zandhuis, Chief People Officer (“CPO”)

Elements of Compensation

NEO compensation consists of base salary, an annual cash incentive award under our annual bonus program, equity awards under our Long-Term Incentive Plan (“LTIP”), and our unique Executive Ownership Program. We also provide certain limited benefits and perquisites in line with general practice. Variable pay under our bonus program, LTIP and Executive Ownership Program has been, and will continue to be, the most significant element of our NEO compensation program. The Company is reviewing its current compensation programs for the NEOs in connection with this offering.

The 2020 executive compensation program applicable to the NEOs consisted of the following principal elements:

Compensation Element	Method for Establishing its Value	Form of Payment	Who Establishes Objectives and Participation
Base Salary	Compensation market analysis from 3rd party consultant	Cash	Except with respect to their own compensation, the CPO and the CEO recommend, and the Remuneration and Nomination Committee approves
Annual Bonus Pay	Collective performance as defined by the bonus program metrics applicable to each NEO	Cash	Except with respect to their own compensation, the CPO and the CEO recommend, and the RemCom approves: (i) NEO participation in the annual incentive program and (ii) corporate metrics. The Remuneration and Nomination Committee determines performance against corporate metrics.

Compensation Element	Method for Establishing its Value	Form of Payment	Who Establishes Objectives and Participation
Long-Term Incentive	Compensation market analysis from 3rd party consultant	RSUs that cliff-vest 4.5 years from the date of the grant	Except with respect to their own compensation, the CPO and the CEO recommend target grant levels for each NEO, and the Remuneration and Nomination Committee approves target grant levels.
Executive Ownership Program	NEO investment in Common Stock	Matching RSUs generally vest 4.5-years from the date of grant. Each award is subject to the NEO’s continued employment with the Company and subject to full or partial forfeiture in the event that the NEO does not achieve and maintain their initial investment in the Company.	Except with respect to their own compensation, the CPO and the CEO recommend, and the Remuneration and Nomination Committee approves target investment levels for each NEO.
Benefits and Perquisites	Minor portion of compensation

Base Salary

We pay base salaries to provide executives with a secure, fixed base of cash compensation in recognition of individual responsibilities and job performance.

Salary levels are typically set and reviewed periodically by the Remuneration and Nomination Committee. Any salary increases are approved by the Remuneration and Nomination Committee after a comparative analysis of base salaries for similar positions among the market data set provided the independent compensation consultant. When determining base salaries, the Remuneration and Nomination Committee considers external market conditions in addition to total direct compensation targets and personal performance. The Remuneration and Nomination Committee approved a base salary increase of $100,000 solely for Mr. Tattersfield, effective as of January 1, 2021. No other NEOs received a base salary increase.

Each NEO’s base salary for fiscal year 2020 was, and is for fiscal year 2021, as follows:

NEO	2020 Base Salary	2021 Base Salary
Michael Tattersfield	$1,000,000	$1,100,000
Joshua Charlesworth	$800,000	$800,000
Andrew Skehan	$650,000	$650,000
Matthew Spanjers	$525,000	$525,000
Theresa Zandhuis	$500,000	$500,000

Annual Bonus Pay

The annual bonus program is a key component of the compensation program for our NEOs. Our bonus program is designed to stimulate achievement of business results by linking performance-based annual cash incentives, up to a pre-established maximum amount, to the achievement of various performance targets. We believe that the bonus program encourages, reinforces and rewards delivery of stockholder value by linking annual cash awards with the achievement of quantifiable performance measures.

In fiscal 2020, target bonus awards for each NEO were calculated as a percentage of such NEO’s base salary and may be multiplied by a factor ranging from zero to two (2) times such target award based on actual performance of the Company and the individual NEO, with 100% of the bonus payout based on the Company’s achieving the defined financial performance criteria at the target level.

Plan Design

For fiscal year 2020, our NEOs participated in either the U.S. Bonus Plan or the Consolidated Bonus Plan. The bonus period for each plan ran from January 1 through December 31, 2020 and was based on our performance compared to the prior fiscal year based on three metrics: total net sales, adjusted EBITDA and Cash (measured as net working capital). We generally define “adjusted EBITDA” as earnings before interest expense, net (including interest payable to related parties), income tax expense/(benefit), and depreciation and amortization, with further adjustments for stock-based compensation, other non-operating (income)/expense, pre-opening and other related costs, strategic initiatives, acquisition and integration expenses, store closure expenses, restructuring and severance expenses and other non-recurring, infrequent or non-core income and cost items.

At the beginning of 2020, award targets were assigned by the Remuneration and Nomination Committee to each of our NEOs and the Remuneration and Nomination Committee specified that the performance needed to achieve the “Unacceptable,” “Marginal,” “Acceptable,” “Good,” “Very Good,” and “Excellent” levels for each bonus metric. All NEOs are assigned to the Consolidated Bonus Plan except for Mr. Skehan who is assigned to the U.S. Bonus Plan. Mr. Skehan is responsible for driving strategic growth and overall U.S. business and therefore is assigned to the U.S. Bonus plan. The U.S. Bonus is measured on the U.S. and Canada business segment performance.

		Krispy Kreme 2020 Bonus Metric Category(1)
NEO	Target as % of Base Salary	Payout Opportunity	Net Sales	Adjusted EBITDA	Cash (millions)
Michael Tattersfield	110%		23.7%	17.5%	$20.3
Joshua Charlesworth	80%		23.7%	17.5%	$20.3
Andrew Skehan	80%	0%—200%	22%	11.8%	$18.9
Matthew Spanjers	80%	of Target	23.7%	17.5%	$20.3
Theresa Zandhuis	70%		23.7%	17.5%	$20.3

(1)	All goals are based on growth over previous fiscal year. Targets included in the table above represent performance at the level of “Very Good.”

2020 Consolidated Bonus Plan Metrics	2020 Bonus Actuals(1)	Performance Level
Net Sales	17%	Below Unacceptable
EBITDA	-3%	Below Unacceptable
Cash	$19.4 million	Good

(1)	Actuals are based on growth over previous fiscal year.

2020 U.S. Bonus Plan Metrics	2020 Bonus Actuals(1)	Performance Level
Net Sales	24%	Very Good
EBITDA	9%	Acceptable
Cash	$17.7 million	Good

(1)	Actuals are based on growth over previous fiscal year.

Our bonus awards were calculated and paid in March 2021 after the end of the fiscal year, in a single payment (net of any taxes withheld). Notwithstanding our achievement levels as compared to the pre-determined performance targets under the Consolidated Bonus Plan, the Remuneration and Nomination Committee approved and awarded a payout at the “Good” rating resulting in paying out at 100% of target under the Consolidated Bonus Plan following a holistic assessment of achievement and progress across the global Krispy Kreme business, and in consideration of events and impacts of the COVID-19 pandemic (as further described in section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Events and Transactions – COVID-19 Impact”). Operations in our and our franchisees’ shops have been and are expected, at least in the short term, to continue to be disrupted to varying degrees due to the COVID-19 pandemic, including disruptions related to ongoing national, state and local regulatory restrictions. In response to the outbreak, in March 2020, we closed all dining rooms and temporarily shifted to drive through and “to-go” only operating model domestically. We had several shop opening delays, particularly in New York City where local restrictions were impacting our ability to open new locations. In determining the bonus payout levels under the Consolidated Bonus Plan, the Remuneration and Nomination Committee recognized that, notwithstanding these unprecedented disruptions, the executive officers have continued to manage the business and find ways to drive growth and manage cash. Separately, the Remuneration and Nomination Committee approved a payout between the “Good” and “Very good” rating under the U.S. Bonus Plan based on performance, resulting in paying out at 128% of target under the terms of the plan.

NEO	Target as % of Base Salary	Payout Opportunity	Total Payout ($)
Michael Tattersfield	110%	100%	$1,100,000
Joshua Charlesworth	80%	100%	$640,000
Andrew Skehan	80%	128%	$665,600
Matthew Spanjers	80%	100%	$420,000
Theresa Zandhuis	70%	100%	$350,000

Long-Term Equity-Based Compensation

To balance incentives to achieve short-term and long-term success, the compensation program for our NEOs also includes long-term equity-based compensation under the LTIP. We closely align the interests of our NEOs with those of our stockholders by paying a significant portion of total compensation in the form of long-term equity-based incentives. Long-term equity-based compensation, granted in the form of time-vesting restricted stock units (“RSUs”) and non-qualified stock options (“NSOs”), provides direct alignment between the interests of our NEOs and stockholders. Our executive officers, including our NEOs, received a grant of RSUs and NSOs in 2021 with a graded vesting schedule where 60% vest on the third anniversary date, an additional 20% on the fourth anniversary date and final 20% on the fifth anniversary date, subject to continued employment with the Company to help ensure long-term retention of key executive talent. In connection with the offering, we are adopting a new omnibus equity incentive plan, which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Executive Ownership Program

We strongly believe in encouraging stock ownership by our NEOs. We have designed certain equity compensation programs to promote stock ownership and investment in the Company in order to align the interests of our executives with those of our stockholders.

At the time of hire or promotion, executives are offered the opportunity to participate in our Executive Ownership Program (“EOP”), with participation required for all executives at or above the Vice President level. This is generally a one-time opportunity upon achieving eligibility, although participants who experience a promotion into a higher level of the EOP program are given an opportunity to increase their investment to the level commensurate with their new title. Executives are assigned both a minimum and maximum investment level and then make an election to purchase shares of our common stock at the specified ownership amount. The executive will then receive a matching award of RSUs (“Matching RSUs”) on a one-for-one basis corresponding to the number of shares elected to be purchased. These Matching RSUs generally have a 4.5-year cliff vesting period tied to continued employment with the Company, and are subject to forfeiture, in whole or in part, if the executive does not own and maintain his or her investment level of our common stock through the applicable vesting date.

Each executive typically has a 1.5-year period to purchase EOP shares to meet his or her commitment amount. At the end of the investment period, if the executive has purchased EOP shares equivalent to his or her commitment amount and continues to hold the EOP shares for the remainder of the vesting period, the executive will retain (and is eligible to vest in), the full number of Matching RSUs awarded. From time to time, the Remuneration and Nomination Committee will approve the opportunity for the executives to increase their ownership levels through the EOP. These additional investments by the executives are not matched with RSU awards.

Loans to Employees

We are party to certain loans entered into by and between ourselves and certain of our employees and officers, which held an aggregate balance of $18.7 million as of January 3, 2021. Such loans were granted in connection with the purchase of equity in certain of our subsidiaries. Each of such loans for the executive officers have been repaid in full prior to the date of this offering.

Competitive Compensation

Our compensation program for our NEOs is designed to compensate them competitively to ensure that we attract and retain the right talent to deliver stockholder value. The Remuneration and Nomination Committee generally reviews and targets between the 50th percentile and 75th percentile of market pay level when assessing executive compensation, but pay decisions are based on a more comprehensive set of considerations such as company performance, individual executive performance, experience, and internal equity. The Remuneration and Nomination Committee reviews and uses two data sources for benchmarking compensation analysis. The first source is peer group proxy data which mirrors the peer group historically used to value the Company. The company’s revenue and EBITDA are near the 25th percentile of the peer group. The compensation consultant then performs a regression analysis to compare our compensation practices against those peers. The second compensation source is Korn Ferry’s 2018 Retail Executive Compensation Database.

Other Benefits and Perquisites

Our NEOs participate in the same benefit plans generally available to our employees. These benefit plans include health insurance, ancillary coverages, life insurance and disability coverage. NEOs receive the same coverage as the rest of our employees.

Retirement Plans

Our NEOs participate in the same 401(k) retirement plan as the rest of our employees.

Employment and Change in Control Arrangements

As a standard practice the Company does not have any other employment agreements or change in control agreements for its executive officers. However, an exception was made for Mr. Tattersfield and Mr. Charlesworth, the first two executive hires after the JAB purchase.

Except with respect to their own compensation, the CEO and the CPO make recommendations to the Remuneration and Nomination Committee and the Remuneration and Nomination Committee approves, any and all compensation elements. The CPO uses a third-party consultant to provide comparable market data for all compensation elements that are used in making such recommendations to the Remuneration and Nomination Committee.

Tax and Accounting Implications

Section 162(m) of the Code generally limits, for U.S. corporate income tax purposes, the annual tax deductibility of compensation paid to certain current and former executive officers to $1 million. Although the Company believes that tax deductibility of executive compensation is an important consideration, the Remuneration and Nomination Committee in its judgement may, nevertheless, authorize compensation payments that are not fully tax deductible, and/or modify compensation programs and practices without regard for tax deductibility when it believes that such compensation is appropriate.

Additionally, we do not provide tax gross ups for our NEOs except in the case of standard relocation benefits available to employees generally. In fiscal year 2020, we did not provide any relocation benefits to any of our NEOs.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by our NEOs in fiscal year 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Michael Tattersfield, President and Chief Executive Officer	2020	$1,000,000		$550,436		$1,100,000		$18,169	$2,668,605
Joshua Charlesworth, Chief Financial Officer and Chief Operating Officer	2020	$800,000		$500,000		$640,000		$11,400	$1,951,400
Andrew Skehan, North America President	2020	$650,000		$500,000		$665,600		$11,400	$1,827,000
Matthew Spanjers, Chief Growth Officer	2020	$525,000		$500,000		$420,000		$11,400	$1,456,400
Theresa Zandhuis, Chief People Officer	2020	$500,000		$400,000		$350,000		$11,400	$1,261,400

(1)

Amounts reflect the full grant-date fair value of restricted stock unit awards granted during 2020 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all restricted stock unit awards made to executive officers in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts reported in the All-Other Compensation column reflect other compensation for Mr. Tattersfield that includes: $10,688.57 for an auto lease, home allowance of $3,213.85 and home incidentals of $4,266.88. The amounts reported for all of the other NEOs reflect the Company matching contribution under our 401(k) plan for fiscal year 2020. Mr. Tattersfield was not eligible for a matching contribution under the 401(k) plan for fiscal year 2020.

Grants of Plan-Based Awards

The following table sets forth information regarding equity plan awards and non-equity incentive plan awards by us to our NEOs in fiscal year 2020.

Name	Grant Date(1)				All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards(2)
		Threshold ($)	Target ($)	Maximum ($)
Michael Tattersfield	4/1/2020		$1,100,000	$2,200,000		$550,346
Joshua Charlesworth	4/1/2020		$640,000	$1,280,000		$499,957
Andrew Skehan	4/1/2020		$520,000	$1,040,000		$499,957
Matthew Spanjers	4/1/2020		$420,000	$840,000		$499,957
Theresa Zandhuis	4/1/2020		$350,000	$700,000		$400,022

(1)	Each grant of RSUs cliff vests 4.5 years from the applicable grant subject to continued employment with us on the vesting date.
(2)	In accordance with SEC rules, the amounts reported in this column represent the grant date fair value of shares underlying the RSUs, calculated in accordance with ASC 718.

Outstanding Equity Awards

The following table sets forth information regarding exercisable and unexercisable stock options and vested and unvested equity awards held by each NEO as of December 31, 2020. All such awards relate to shares of our common stock.

	Stock Awards
Name	Grant Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (2) ($)
Michael Tattersfield	11/18/2016		$20,102,000
	4/7/2017		$517,828
	4/7/2017		$1,827,473
	5/1/2018		$132,070
	5/1/2018		$1,398,597
	4/1/2019		$113,677
	4/1/2019		$1,203,205
	9/6/2019		$119,004
	4/1/2020		$590,597
Joshua Charlesworth	4/7/2017		$6,091,610
	4/7/2017		$1,015,252
	5/1/2018		$776,942
	4/1/2019		$668,492
	4/1/2020		$536,522
Andrew Skehan	11/16/2017		$3,583,282
	5/1/2018		$776,942
	4/1/2019		$668,492
	4/1/2020		$536,522
Matthew Spanjers	4/7/2017		$6,091,610
	4/7/2017		$609,191
	5/1/2018		$466,165
	4/1/2019		$668,492
	4/1/2020		$536,522
Theresa Zandhuis	9/15/2017		$2,150,009
	5/1/2018		$466,165
	3/4/2019		$334,296
	4/1/2019		$401,035
	4/1/2020		$429,278

(1)	Each grant of RSUs cliff vests 4.5 years from the applicable grant subject to continued employment with us on the vesting date.
(2)

The market value of shares underlying RSUs that have not vested is calculated based on the fair market value of our common stock as of December 31, 2020 which our board of directors determined to be $100.51.

Options Exercised and Stock Vested

The following table sets forth information regarding stock awards that vested and acquired by our NEOs during fiscal year 2020.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Tattersfield
Joshua Charlesworth
Andrew Skehan
Matthew Spanjers
Theresa Zandhuis

Post-Termination Compensation

Michael Tattersfield

The Company’s employment agreement with Mr. Tattersfield is an at-will employment agreement. In the event (i) the Company terminates Mr. Tattersfield’s employment without Cause or (ii) if he terminates his employment for Good Reason, in each case, he will receive a payment equal to one year of base salary plus one additional month for each completed year he has worked for the company subject to a maximum period of 24 months. Prior to receiving any of the severance benefits, Mr. Tattersfield must execute and not revoke a release of claims in favor of us. In addition, Mr. Tattersfield is subject to a one- year post-termination non-compete.

Joshua Charlesworth

The Company’s employment agreement with Mr. Charlesworth is an at-will employment agreement. In the event (i) the Company terminates Mr. Charlesworth’s employment without Cause or (ii) if he terminates his employment for Good Reason, in each case, he will receive a payment equal to one year of base salary plus one additional month for each completed year he has worked for the company subject to a maximum period of 24 months. Prior to receiving any of the severance benefits, Mr. Charlesworth must execute and not revoke a release of claims in favor of us. In addition, Mr. Charlesworth is subject to a one- year post-termination non-compete.

Equity Treatment Upon Termination Scenarios

Termination of Employment

In the event of an executive’s termination, all unvested RSUs will immediately forfeit on the date of such termination, except as described below.

Double-Trigger Equity Vesting Upon a Change of Control

In the event of a change of control of the Company, all outstanding RSUs and Matching RSUs, including those held by our NEOs, have double-trigger protection which means that no accelerated vesting of outstanding RSUs will occur unless both (1) a change of control occurs, and (2) the executive is involuntarily terminated within 24 months of such change of control.

Death or Disability

In the event of an executive’s termination due to death or disability, all outstanding RSUs and Matching RSUs become fully vested and payable.

Retirement

In the event of an executive’s retirement (generally defined as attaining the age of 60 and completing ten years of service), outstanding RSUs and Matching RSUs vest on a pro rata basis.

Name	Dollar Amount of Payments at Termination	Value of Stock at Termination due to Retirement(1)	Value of Stock at Termination due to Death or Disability	Dollar Amount of Payments Following Termination for Change in Control	Value of Stock At Following Termination for Change in Control(2)
Michael Tattersfield	$1,466,666.67	$44,101,275.15	$70,105,724.90	$1,466,666.67	$70,105,724.90
Joshua Charlesworth	$1,000,000	$7,645,594.68	$16,734,412.45	$1,000,000	$16,734,412.45
Andrew Skehan(1)	$—	$4,083,319.26	$9,648,557.96	$—	$9,648,557.96
Matthew Spanjers(1)	$—	$6,091,609.57	$14,463,590.02	$—	$14,463,590.02
Theresa Zandhuis(1)	$—	$3,538,856.59	$7,319,640.75	$—	$7,319,640.75

(1)

All restricted stock units would forfeit following a standard termination. Amounts reported in this column represent the value of RSUs that would be accelerated on a pro rata basis in connection with a termination of employment due to retirement, determined by multiplying the value of our common stock of $100.51 per share on December 31, 2020 by the number of RSUs

(2)

Amounts reported in this column represent the value of RSUs that would be accelerated in full connection with a qualifying termination of employment on or following a change in control, determined by multiplying the value of our common stock of $100.51 per share on December 31, 2020 by the number of RSUs.

Director Compensation Table

The following table sets forth information regarding director compensation during our fiscal year 2020. We pay four primary components of compensation to our non-employee directors: an annual cash retainer, committee retainer, committee chairman retainer, and an equity grants in the form of time-vesting RSUs that generally cliff vest at the end of 4.5 years. Board members may from time to time receive fees for service on ad hoc committees. The Company is reviewing its current compensation programs for the non-employee directors in connection with this offering.

Retainer ($)
Annual retainer for service on the Board	$50,000
Additional annual retainers:
for Chairman	$200,000
for Audit Committee chairman	$15,000
for Committee members	$5,000
for Remuneration and Nomination Committee chairman	$10,000

Annual Equity Grant
Retainer ($)
Chairman	$255,000
Other Board Members	$85,000

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Olivier Goudet	$196,875	$255,000	—	—	$451,875

Fabien Simon(3)	$26,250	$85,000	—	—	$111,250

David Bell	$56,250	$85,000	—	—	$141,250

David Deno	$60,938	$85,000	—	—	$145,938

Carl Lee	$51,563	$85,000	—	—	$136,563

Paul Michaels	$46,875	$85,000	—	—	$131,875

Henry Yeagley (BDTCP)(4)	$56,250	$85,000	—	—	$141,250

Manuel Martinez(5)	$56,250	$85,000	—	—	$141,250

Justine Tan(6)	$25,000	$85,000	—	—	$110,000

Ozan Dokmecioglu(6)	$27,500	—	—	—	$27,500

Michelle Weese(7)	$12,500	—	—	—	$12,500

(1)	All members of the board agreed to a 25% reduction in the second quarter of fiscal year 2020 board retainers. The retainers for subsequent quarters were paid at normal rates.
(2)

Each grant of RSUs cliff vests at the end of 4.5 years subject to continued service on the board. The dollar value of the RSU grants reflect the grant date fair value of restricted stock unit awards calculated in accordance with ASC Topic 718.

(3)	Mr. Simon ceased to be on the board as of September 22, 2020.
(4)	The board retainer for Mr. Yeagley is paid to BDT Investments
(5)	Mr. Martinez ceased to be on the board as of March 2021.
(6)	Each of Ms. Tan and Mr. Dokmecioglu joined the board during the third quarter of fiscal year 2020.
(7)	Ms. Weese joined the board during the fourth quarter of fiscal year 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2018 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each, a “5% Holder”), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Existing Commercial Arrangements with JAB Related Persons

Immediately following this offering, JAB will beneficially own approximately     % of our common stock through its affiliate (or approximately     % if the underwriters exercise their option to purchase additional shares in full). We have negotiated certain arm’s-length commercial arrangements with certain companies that JAB has controlling investments in which are set forth below:

License, Distribution and Supply Agreements

We have entered into a licensing agreement, as amended, with Keurig Dr Pepper Inc. (“KDP”), an affiliate of JAB, pursuant to which KDP maintains certain licenses to the Krispy Kreme trademark for use in the manufacturing of portion packs for the Keurig brewing system (“Keurig Packs”). For the years ended January 3, 2021, December 29, 2019 and December 30, 2018, royalty revenues from Keurig Packs sold through KDP were $1.9 million, $2.4 million and $2.3 million, respectively.

Tax Sharing Arrangements

We are also party to certain tax sharing arrangements, (the “Tax Matters Agreement”), entered into in December 2018 with JAB and certain of its affiliates. The Tax Matters Agreement governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filings of tax refunds and provide for certain other matters relating to taxes. We had a $7.4 million and $7.4 million related party receivable from JAB as of January 3, 2021 and December 29, 2019, respectively. In the fiscal year ended December 29, 2019, we collected $28.6 million cash from the related-party income tax receivable balance outstanding as of December 30, 2018. In addition, we had a $15.3 million and $0.0 million related party payable to the other JAB affiliates party to the Tax Matters Agreement as of January 3, 2021 and December 29, 2019, respectively, offset with a $15.3 million income tax receivable due from taxing authorities in the fiscal year ended January 3, 2021.

Related Party Notes

We are party to the Related Party Notes entered into in April 2019 with KK G.P. The Related Party Notes will mature in series: $202.3 million in October 2027, $89.9 million in October 2028 and $44.9 million in October 2029, with an interest rate of 6.55%, 6.65% and 6.75%, respectively. The interest payment is due 60 days after December 31 of each calendar year. Any overdue amount of principal and interest will bear interest payable at a rate per annum equal to the sum of (1) 2% and (2) the weighted average interest rates of the notes. The unpaid accrued interest is included in Related Party Notes payable in the consolidated balance sheets. Additionally, the Related Party Notes include covenants that prohibit us from subordinating the Related Party

Notes to other unsecured indebtedness. As of January 3, 2021, and December 29, 2019, the outstanding amount of principal and interest was $344.6 million and $340.2 million, respectively. The interest expense for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018 was $22.5 million, $21.9 million and $18.9 million, respectively.

We intend to use a portion of the proceeds from this offering to repay the Related Party Notes. Therefore, we anticipate less interest expense and higher cash provided by operating activities in future periods.

Capital Contributions

On April 9, 2021, the Company received $144.1 million in capital contributions from JAB and certain minority interest investors. This amount will be accounted for as a capital contribution in the Condensed Consolidated Statements of Changes in Shareholders’ Equity.

Transactions to be Entered into in Connection with this Offering

Investors’ Rights Agreement

Following the completion of this offering, we will have the Investors’ Rights Agreement with JAB that will provide a framework for our ongoing relationship with JAB.

Financial Advisory Agreement

In September 2019, we entered into a service agreement, replacing a previous agreement, with BDT & Company, LLC (“BDT”), a minority investor in KKI, to provide advisory services to our wholly-owned subsidiary, Krispy Kreme Doughnut Corporation, including valuation services related to certain acquisitions. For the years ended January 3, 2021, December 29, 2019 and December 30, 2018 the costs of BDT’s services provided to Krispy Kreme Doughnut Corporation pursuant to such agreements were $1.8 million, $0.0 million and $1.6 million, respectively.

Loans to Employees

Prior to this offering, we were party to certain loans entered into between November 2016 and October 2020, by and between ourselves and certain of our employees and officers, which held an aggregate balance of $18.7 million and $17.2 million as of January 3, 2021 and December 29, 2019, respectively. Such loans were granted in connection with the purchase of equity in certain of our subsidiaries. Each of such loans have been repaid in full on May 14, 2021.

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must disclose to our Chief Legal Officer any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our Chief Legal Officer will then communicate that information to our audit and finance committee, or chair thereof. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our NEOs;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock outstanding as of                 , 2021 before the offering. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of                 , 2021, after giving effect to the offering (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares).

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after                 , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Krispy Kreme, Inc., 2116 Hawkins Street, Charlotte, North Carolina 28203.

	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares of Common Stock	%	Shares of Common Stock	%	Shares of Common Stock	%
Selling Stockholders

5% Stockholders
KK G.P. (1)

NEOs and Directors
Olivier Goudet
Paul Michaels
David Bell
Patricia Capel
Ozan Dokmecioglu
Dave Deno
Carl E. Lee, Jr.
Debbie Roberts
Lubomira Rochet

	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares of Common Stock	%	Shares of Common Stock	%	Shares of Common Stock	%
Michelle Weese
Henry Yeagley
Michael Tattersfield
Josh Charlesworth
Andrew Skehan
Matthew Spanjers
All executive officers and directors as a group (20 persons)

*	Represents beneficial ownership of less than 1%.
(1)

Agnaten SE (“Agnaten”) and Lucresca SE (“Lucresca”), each of which is a company with its registered seat in Austria, and JAB, a Dutch corporation, indirectly have voting and investment control over the shares held by KK G.P., which, through JAB, is an indirect subsidiary of Agnaten and Lucresca. Agnaten and Lucresca are each controlled by Renate Reimann-Haas, Wolfgang Reimann, Stefan Reimann-Andersen and Matthias Reimann-Andersen, who with Peter Harf and Olivier Goudet exercise voting and investment authority over the shares held by KK G.P. Agnaten, Lucresca, JAB and KK G.P. disclaim the existence of a “group” and disclaim beneficial ownership of these securities except to the extent of a pecuniary interest therein. The address of Agnaten and Lucresca is Rooseveltplatz 4-5/Top 10, 1090 Vienna, and the address of JAB is Piet Heinkade 55, 1019 GM Amsterdam, The Netherlands. The address of KK G.P. is C/O JAB Holding Company LLC 1701 Pennsylvania Avenue NW, Suite 801, Washington, DC 20006.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock gives effect to this offering and is qualified in its entirety by reference to our organizational documents, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon completion of the Stock Split and this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                 shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, we will have                  shares of common stock outstanding. There will be no shares of preferred stock outstanding immediately following the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of common stock present in person or represented by proxy. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the voting power of all shares of common stock.

Holders of our common stock will be entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock).

Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	the dividend rights, conversion rights, redemption privileges and liquidation preferences of the series;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of common stock.

Investors’ Rights Agreement

For a description of the Investors’ Rights Agreement that we will have with JAB following the completion of this offering, see “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”

Anti-Takeover Effects of Delaware Law and Our Organizational Documents

The following is a summary of certain provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for holders of shares of common stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Certain Anti-takeover Provisions of Delaware Law

We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Choice of Forum

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Our amended and restated bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

For more information on the risks associated with our choice of forum provision, see “Risk Factors — General Risks — Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees)

to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements and any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaw. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Following the JAB Acquisition and prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon the completion of this offering, we will have                  shares of common stock issued and outstanding (or                  shares if the underwriters exercise their option to purchase additional shares of common stock in full). All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. Upon the completion of this offering, approximately                 % of our outstanding common stock (or approximately                 % if the underwriters exercise the option to purchase additional shares of common stock in full) will be held by an affiliate of JAB. These shares and all remaining shares that will be outstanding upon completion of this offering (other than the shares of common stock sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

                shares of our common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 of the Securities Act and we expect that substantially all of these restricted securities will be subject to lock-up agreements. A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities for at least six months would be entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately                  shares immediately after this offering; and (2) the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under our equity incentive plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 shares.

Investors’ Rights Agreement

Following the completion of this offering, we will have the Investors’ Rights Agreement with JAB entitling JAB to certain registration rights with respect to shares of our common stock held by JAB following this offering. For a description of the Investors’ Rights Agreement, see “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.” These shares will represent                 % of our outstanding common stock upon completion of this offering (or approximately                 % if the underwriters exercise the option to purchase additional shares of common stock in full).

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income and estate tax consequences generally applicable to Non-U.S. Holders (as defined herein) of common stock that hold such shares as capital assets (generally, for investment). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change (possibly on a retroactive basis) or differing interpretations. No ruling from the IRS has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of shares of common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships or other pass-through entities that hold common stock and partners or members in these partnerships or other entities should consult their tax advisors regarding the U.S. federal income and other tax consequences of the purchase, ownership and disposition of common stock.

This summary does not address the potential application of the alternative minimum tax, the Medicare tax on net investment income or any other tax considerations applicable to a Non-U.S. Holder’s specific facts and circumstances and, except with respect to the U.S. federal estate tax consequences discussed below, does not consider any other U.S. federal tax consequences or the state, local or non-U.S. tax consequences of an investment in common stock. It also does not apply to Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws, including, without limitation: U.S. expatriates and former citizens or long-term residents of the United States; persons holding our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment; banks, insurance companies, and other financial institutions; brokers, dealers, or traders in securities; “controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax; tax-exempt organizations or governmental organizations; persons deemed to sell our common stock under the constructive sale provisions of the Code; persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; tax-qualified retirement plans; “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion is not tax advice. The discussion included herein is only a summary. Accordingly, we urge you to consult your tax advisor with respect to your U.S. federal, state, local, non-U.S. income, and other tax consequences in light of your particular situation with respect to holding and disposing of our common stock.

Dividends

Distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common stock), and the balance in excess of adjusted basis will be taxed as gain recognized on a sale or exchange. See discussion below under “Dispositions.”

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” any dividend paid to a Non-U.S. Holder with respect to our common stock will generally be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Holder must certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E in order to obtain the benefit of such right.

A dividend paid to a Non-U.S. Holder that is effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) is not subject to withholding if the Non-U.S. Holder provides an IRS Form W-8ECI certifying that the dividend is so connected. Instead, such dividend is subject to U.S. federal income tax on a net basis at regular graduated rates applicable to U.S. persons generally and, for corporate Non-U.S. Holders, may also be subject to a 30% “branch profits tax” unless the Non-U.S. Holder qualifies for a lower rate under an applicable U.S. income tax treaty.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaty.

Dispositions

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” any gain realized by a Non-U.S. Holder on a sale, exchange or other disposition of common stock will generally not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the tax year of the disposition and meets certain other conditions; or

•

we are or have been a “U.S. real property holding corporation” (“USRPHC”) under Section 897 of the Code at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you are a Non-U.S. Holder described in the first bullet immediately above, you will be required to pay U.S. federal income tax on the net gain derived from the disposition under regular graduated rates (or such lower rate specified by an applicable income tax treaty) as if you were a U.S. person as defined by the Code. In addition, a corporate Non-U.S. Holder described in the first bullet immediately above also may be subject to the branch profits tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). If you are an individual Non-U.S. Holder described in the second bullet above, you will be required to pay a flat 30% U.S. federal income tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the disposition, which gain may be offset by U.S.-source capital losses for the year.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

A Non-U.S. Holder will generally be required to comply with certain certification procedures to establish that it is not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of our common stock. In addition, we are required to annually report to the IRS and the Non-U.S. Holder the amount of any distributions paid to the Non-U.S. Holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld, if any, may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability; provided that certain required information is furnished on a timely basis to the IRS.

U.S. Federal Estate Taxes

Common stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), withholding at a rate of 30% generally will be required on dividends in respect of, and (subject to the proposed Treasury regulations discussed below) gross proceeds from the sale of, common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury regulations discussed below) gross proceeds from the sale of, common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we, or the applicable withholding agent, will in turn provide to the Secretary of the Treasury. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. We will not pay any additional amounts to holders in respect of any amounts withheld.

Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, this withholding tax will not apply to the gross proceeds from the sale or disposition of our common stock. Taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are promulgated. Non-U.S. Holders should consult their tax advisors regarding these requirements.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Evercore Group L.L.C.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC
Capital One Securities, Inc.
C.L. King & Associates, Inc.
Credit Agricole Securities (USA) Inc.
Mischler Financial Group, Inc.
MUFG Securities Americas Inc.
Samuel A. Ramirez & Company, Inc.
Santander Investment Securities Inc.
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to purchase all of the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us and the selling stockholders.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and the selling stockholders have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions.

Our directors and executive officers, the selling stockholders, and certain of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with certain exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain customary transactions.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on Nasdaq under the symbol “DNUT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and the selling stockholders, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates, and such selling stockholders, in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, certain affiliates of the underwriters have also acted as lenders in connection with our 2019 Credit Facility, for which they have received, and will receive, customary fees and expenses as consideration therewith.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (the “DIFC”)

This document relates to an Exempt Offer in accordance with and as defined by the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of twelve months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(ii)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of the securities exchanges in the world, including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent,

(ii) the South African Public Investment Corporation,

(iii) persons or entities regulated by the Reserve Bank of South Africa,

(iv) authorized financial service providers under South African law,

(v) financial institutions recognized as such under South African law,

(vi) a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law), or any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain tax matters will be passed upon for us by McDermott, Will & Emery LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Krispy Kreme, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s website. We also maintain a website at www.krispykreme.com at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We intend to furnish our stockholders with annual reports containing combined financial statements audited by our independent registered accounting firm.

Krispy Kreme, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.) (a Delaware corporation) and subsidiaries (the “Company”) as of January 3, 2021 and December 29, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years ended January 3, 2021, December 29, 2019 and December 30, 2018, and the related notes and financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2021 and December 29, 2019, and the results of its operations and its cash flows for each of the three years ended January 3, 2021, December 29, 2019 and December 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Note 6 to the consolidated financial statements, for each reporting unit, the Company assesses goodwill for impairment annually at the beginning of the fourth quarter or more frequently when impairment indicators are present. Management estimates the fair values of the goodwill reporting units using a combination of the income and market approaches. We identified the estimation of the fair values of the reporting units as a critical audit matter.

The principle considerations for our determination that the estimation of the fair values of the reporting units is a critical audit matter is that there was high estimation uncertainty due to significant judgement with respect to assumptions used to project the future cash flows, including revenue growth rates, earnings, and capital expenditures, discount rate, guideline public companies and market multiples. Given the subjective nature and judgement applied by management, auditing these estimates required a high degree of auditor judgement and an increased extent of effort including the use of specialists.

Our audit procedures related to the estimation of the fair value of the reporting units included the following, among others.

•	Utilized an internal valuation specialist to evaluate:

•	The methodologies used and whether they were acceptable for the underlying assets or operations and applied correctly by performing independent calculations

•	The calculation of the risk-adjusted discount rates by recalculating the weighted average cost of capital

•

The guideline public companies and transactions utilized by the Company by examining financial metrics of the comparable public companies and transactions within the industry, and considering market participant guidance and perspective

•

We evaluated the reasonableness of management’s forecasts of revenues, earnings and capital expenditures by assessing the historical accuracy of management’s estimates and the reasonableness of assumptions used by management, including analyzing the sensitivity of changes in significant assumptions and the resulting impact to the estimated fair values.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2017.

Denver, Colorado

April 23, 2021 (except Note 6a and Note 18, as to which the date is May 28, 2021)

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Consolidated Statements of Operations

(In thousands, except per share amounts and number of shares)

	Fiscal Years Ended
	January 3, 2021 (53 weeks)	December 29, 2019 (52 weeks)	December 30, 2018 (52 weeks)
Net revenue
Product sales	$1,085,110	$912,805	$748,860
Royalties and other revenues	36,926	46,603	47,023

Total net revenues	1,122,036	959,408	795,883
Product and distribution costs	310,909	262,013	246,458
Operating expenses	488,061	390,849	295,966
Selling, general and administrative expense	216,317	190,237	160,932
Pre-opening costs	11,583	7,078	1,903
Other expenses, net	10,488	7,465	6,708
Depreciation and amortization expense	80,398	63,767	49,447

Operating income	4,280	37,999	34,469
Interest expense, net	34,741	38,085	27,881
Interest expense – related party	22,468	21,947	18,902
Other non-operating (income)/expense, net	(1,101)	(609)	5,443

Loss before income taxes	(51,828)	(21,424)	(17,757)
Income tax expense/(benefit)	9,112	12,577	(5,318)

Net loss	(60,940)	(34,001)	(12,439)
Net income attributable to noncontrolling interest	3,361	3,408	1,633

Net loss attributable to Krispy Kreme, Inc.	$(64,301)	$(37,409)	$(14,072)

Net loss per share:
Common stock - Basic	$(904.39)	$(518.40)	$(173.52)
Common stock - Diluted	(904.53)	$(519.30)	(173.85)
Weighted average shares outstanding:
Basic	71,626	71,626	71,626
Diluted	71,626	71,626	71,626

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Fiscal Years Ended
	January 3, 2021 (53 weeks)	December 29, 2019 (52 weeks)	December 30, 2018 (52 weeks)
Net loss	$(60,940)	$(34,001)	$(12,439)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax benefit/(expense) of $0.0 million, ($0.8) million and $6.9 million	19,426	6,940	(20,764)
Unrealized loss on cash flow hedges, net of income tax benefit of $4.8 million, $2.1 million and $1.2 million	(14,430)	(6,446)	(3,734)
Unrealized loss on employee benefit plans, net of income tax benefit/(expense) of $0.0 million, $0.0 million and $0.0 million	(106)	—	—

Total other comprehensive income/(loss)	4,890	494	(24,498)

Comprehensive loss	(56,050)	(33,507)	(36,937)

Net income attributable to noncontrolling interest	3,361	3,408	1,633
Currency translation adjustment income/(loss) attributable to noncontrolling interest	547	—	(688)

Total comprehensive income attributable to noncontrolling interest	3,908	3,408	945

Comprehensive loss attributable to Krispy Kreme, Inc.	$(59,958)	$(36,915)	$(37,882)

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Consolidated Balance Sheets

(In thousands, except per share amounts and number of shares)

	As of
	January 3, 2021	December 29, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$37,460	$35,373
Marketable securities	1,048	2,022
Restricted cash	23	77
Accounts receivable, net	74,351	48,353
Inventories	38,519	22,563
Prepaid expense and other current assets	12,692	9,486

Total current assets	164,093	117,874
Property and equipment, net	395,255	323,581
Goodwill	1,086,546	1,049,675
Other intangible assets, net	998,014	984,866
Operating lease right of use asset, net	399,688	385,153
Other assets	17,399	13,477

Total assets	$3,060,995	$2,874,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$41,245	$46,361
Current operating lease liabilities	45,675	46,943
Accounts payable	148,645	138,751
Accrued liabilities	124,951	80,562
Structured payables	137,319	69,883

Total current liabilities	497,835	382,500
Long-term debt, less current portion	785,810	713,722
Related party notes payable	344,581	340,195
Noncurrent operating lease liabilities	376,099	354,876
Deferred income taxes, net	144,866	152,710
Other long-term obligations and deferred credits	63,445	47,206

Total liabilities	2,212,636	1,991,209
Commitments and contingencies
Shareholders’ Equity:
Common stock, $0.01 par value; 100,000 shares authorized; 71,626 shares issued and outstanding as of January 3, 2021 and December 29, 2019	1	1
Additional paid-in capital	846,748	835,482
Shareholder note receivable	(18,660)	(17,232)
Accumulated other comprehensive loss, net of income tax	(1,208)	(5,551)
Retained deficit	(142,197)	(77,880)

Total shareholders’ equity attributable to Krispy Kreme, Inc.	684,684	734,820
Noncontrolling interest	163,675	148,597

Total shareholders’ equity	848,359	883,417

Total liabilities and shareholders’ equity	$3,060,995	$2,874,626

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except number of shares)

	Common Stock		Additional Paid-in Capital	Shareholder Note Receivable	Accumulated Other Comprehensive Income/(Loss)			Retained (Deficit) Earnings	Noncontrolling Interest	Total
	Shares Outstanding	Amount			Foreign currency translation adjustment	Unrealized loss on cash flow hedges	Unrealized loss on employee benefit plans
Balance at December 31, 2017	71,626	$1	$732,309	$(17,078)	$18,453	$—	$—	$(23,629)	$69,870	$779,926
Net (loss)/income for the fiscal year ended December 30, 2018		—	—	—	—	—	—	(14,072)	1,633	(12,439)
Other comprehensive loss for the fiscal year ended December 30, 2018 before reclassifications		—	—	—	(20,764)	(4,729)	—	—	—	(25,493)
Reclassification from AOCI		—	—	—	—	995	—	—	—	995
Capital contribution by shareholders		—	80,000	—	—	—	—	—	—	80,000
Share-based compensation		—	9,134	29	—	—	—	—	—	9,163
Purchase of shares by noncontrolling interest		—	—	(2,163)	—	—	—	—	8,052	5,889
Noncontrolling interest of acquired entity		—	—	—	—	—	—	—	60,189	60,189
Distribution to shareholders		—	—	—	—	—	—	(29,750)	(89)	(29,839)
Distribution to noncontrolling interest		—	—	2,060	—	—	—	—	(8,390)	(6,330)
Other		—	—	(339)	—	—	—	(158)	—	(497)

Balance at December 30, 2018	71,626	$1	$821,443	$(17,491)	$(2,311)	$(3,734)	$—	$(67,609)	$131,265	$861,564
Change in accounting standard		—	—	—	—	—	—	29,767	1,711	31,478
Net (loss)/income for the fiscal year ended December 29, 2019		—	—	—	—	—	—	(37,409)	3,408	(34,001)
Other comprehensive income/(loss) for the fiscal year ended December 29,
2019 before reclassifications					6,940	(8,220)	—	—	—	(1,280)
Reclassification from AOCI		—	—	—	—	1,774	—	—	—	1,774
Share-based compensation		—	10,675	—	—	—	—	—	61	10,736
Purchase of shares by noncontrolling interest		—	—	(1,646)	—	—	—	—	17,267	15,621
Noncontrolling interest of acquired entity		—	—	—	—	—	—	—	16,010	16,010
Distribution to shareholders		—	—	—	—	—	—	(2,629)	—	(2,629)
Distribution to noncontrolling interest		—	—	2,269	—	—	—	—	(21,125)	(18,856)
Non-cash contribution for tax sharing arrangements with related parties		—	3,412	—	—	—	—	—	—	3,412
Other		—	(48)	(364)	—	—	—	—	—	(412)

Balance at December 29, 2019	71,626	$1	$835,482	$(17,232)	$4,629	$(10,180)	$—	$(77,880)	$148,597	$883,417
Net (loss)/income for the fiscal year ended January 3, 2021		—	—	—	—	—	—	(64,301)	3,361	(60,940)
Other comprehensive income/(loss) for the fiscal year ended January 3,
2021 before reclassifications		—	—	—	18,879	(22,063)	(106)	—	547	(2,743)
Reclassification from AOCI		—	—	—	—	7,633	—	—	—	7,633
Share-based compensation		—	11,601	—	—	—	—	—	—	11,601
Purchase of shares by noncontrolling interest		—	—	(1,467)	—	—	—	—	22,853	21,386
Distribution to shareholders		—	(39)	—	—	—	—	(3)	—	(42)
Distribution to noncontrolling interest		—	—	294	—	—	—	—	(11,683)	(11,389)
Other		—	(296)	(255)	—	—	—	(13)	—	(564)

Balance at January 3, 2021	71,626	$1	$846,748	$(18,660)	$23,508	$(24,610)	$(106)	$(142,197)	$163,675	$848,359

See accompanying notes to Consolidated Financial Statements

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Years Ended
	January 3, 2021 (53 weeks)	December 29, 2019 (52 weeks)	December 30, 2018 (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(60,940)	$(34,001)	$(12,439)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	80,398	63,767	49,447
Deferred income taxes	(36)	8,422	(17,907)
Loss on extinguishment of debt	—	1,567	—
Impairment and lease termination charges	4,701	3,081	2,755
Loss on disposal of property and equipment	2,771	585	166
Share-based compensation	11,601	10,741	9,449
Change in accounts and notes receivable allowances	1,047	365	33
Inventory write-off	726	231	426
(Gain)/loss on contingent consideration related to a business combination	(1,521)	(499)	4,728
Payment of contingent consideration in excess of acquisition date fair value	—	(4,229)	—
Collection of related party income tax receivable	—	28,593	—
Other	410	4,703	9,075
Change in assets and liabilities, excluding business acquisitions and foreign currency translation adjustments:
Accounts and notes receivable	(11,942)	(1,258)	(1,103)
Inventories	(15,353)	(3,217)	3,877
Other current and non-current assets	434	(5,603)	2,603
Deferred rent	—	—	2,658
Operating lease assets and liabilities	(1,575)	3,500	—
Accounts payable and accrued liabilities	12,906	(10,153)	90,792
Other long-term obligations and deferred credits	5,048	14,217	3,777

Net cash provided by operating activities	28,675	80,812	148,337

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(97,826)	(76,373)	(42,836)
Proceeds from disposals of assets	2,837	—	1,548
Proceeds from sale and leaseback transactions	—	—	79,366
Acquisition of shops and franchise rights from franchisees, net of cash acquired	(74,890)	(150,373)	(200,844)
Acquisition of Insomnia Cookies, net of cash acquired	—	—	(140,042)
Principal payments received from loans to franchisees	684	645	—
Purchases of held-to-maturity debt securities	(57)	(776)	(576)
Maturities of held-to-maturity debt securities	1,124	271	101

Net cash used for investing activities	(168,128)	(226,606)	(303,283)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	288,097	804,002	255,337
Repayment of long-term debt and lease obligations	(225,541)	(714,617)	(150,826)
Payment of financing costs	—	(5,665)	(1,886)
Proceeds from structured payables	292,756	124,666	34,382
Payments on structured payables	(225,320)	(68,757)	(20,532)
Payment of contingent consideration related to a business combination	(506)	(4,646)	—
Capital contribution by shareholders	—	—	80,000
Proceeds from sale of noncontrolling interest in subsidiary	21,386	15,625	5,889
Distribution to shareholders	(42)	(2,629)	(29,839)
Distribution to noncontrolling interest	(11,389)	(18,902)	(6,330)

Net cash provided by financing activities	139,441	129,077	166,195

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,045	(941)	410
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,033	(17,658)	11,659
Cash, cash equivalents and restricted cash at beginning of the fiscal year	35,450	53,108	41,449

Cash, cash equivalents and restricted cash at end of the fiscal year	$37,483	$35,450	$53,108

Supplemental schedule of non-cash investing and financing activities:
Accrual for property and equipment	10,182	10,489	697
Stock issuance under shareholder notes	1,535	1,856	2,163
Contingent consideration incurred for acquisition of Krispy Kreme Mexico	—	14,021	—
Contingent consideration incurred for acquisition of shops and franchise rights from domestic franchisees	—	506	—
Contingent consideration incurred for acquisition of Krispy Kreme Australia	—	—	4,646
Reconciliation of cash, cash equivalents and restricted cash at end of fiscal year:
Cash and cash equivalents	$37,460	$35,373	$52,880
Restricted cash	23	77	228

Total cash, cash equivalents and restricted cash	$37,483	$35,450	$53,108

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Index for Notes to Consolidated Financial Statements

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Notes to Consolidated Financial Statements

(Dollars in thousands, unless otherwise specified)

Note 1 —Description of Business and Summary of Significant Accounting Policies

Description of Business

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.) (“Krispy Kreme”) and its subsidiaries (collectively, the “Company”) operates through its omni-channel business model to provide an experiential consumer experience and produce doughnuts for fresh retail, Delivered Fresh Daily (“DFD”), e-Commerce and delivery and Krispy Kreme branded sweet treats (“Branded Sweet Treat Line”) distribution channels, ensuring that consumers are able to access products in numerous ways.

As of January 3, 2021, the Company had 1,687 Krispy Kreme and Insomnia Cookies branded shops in 30 countries around the world, of which 879 were controlled and operated by the Company and 808 were franchised. The ownership and location of those shops is as follows:

	Krispy Kreme Domestic	Krispy Kreme International	Insomnia Cookie Shops	Total
Company Shops	276	419	184	879
Franchise Shops	93	715	—	808

Total	369	1,134	184	1,687

Basis of Presentation and Consolidation

The Company operates and reports financial information on a 52 or 53-week year with the fiscal year ending on the Sunday closest to December 31. The data periods contained within fiscal years 2020, 2019 and 2018 reflect the results of operations for the 53-week period ended January 3, 2021 and the 52-week periods ended December 29, 2019 and December 30, 2018.

The accompanying Consolidated Financial Statements include the accounts of Krispy Kreme and subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany balances and transactions among Krispy Kreme and subsidiaries have been eliminated in consolidation. Investments in entities over which the Company has the ability to exercise significant influence but which it does not control and whose financial statements are not otherwise required to be consolidated, are accounted for using the equity method.

Noncontrolling interest in the Company’s Consolidated Financial Statements represents the interest in subsidiaries held by joint venture partners and employee shareholders. The joint venture partners hold noncontrolling interests in the Company’s consolidated subsidiaries, Awesome Doughnut, LLC (“Awesome Doughnut”) and W.K.S Krispy Kreme, LLC (“WKS Krispy Kreme”). Employee shareholders hold noncontrolling interests in the consolidated subsidiaries Krispy Kreme Holdings Inc. (“KKHI”), Krispy Kreme Holding UK Ltd. (“KKUK”), Krispy Kreme Holdings Pty Ltd (“KK Australia”), Krispy Kreme Mexico S. de R.L. de C.V. (“KK Mexico”) and Insomnia Cookies Holdings, LLC (“Insomnia Cookies”). Since the Company consolidates the financial statements of these subsidiaries, the noncontrolling owners’ share of each subsidiary’s net assets and results of operations are deducted and reported as a noncontrolling interest on the Consolidated Balance Sheets and as net income attributable to noncontrolling interest in the Consolidated Statements of Operations and comprehensive income attributable to noncontrolling interest in the Consolidated Statements of Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services.

Product sales

Product sales include revenue derived from (1) the sale of doughnuts, cookies and complementary products to on-premise, Branded Sweet Treat Line and DFD customers and (2) the sale of doughnut mix, other ingredients and supplies and doughnut-making equipment to franchisees. Revenue is recognized at the time of delivery for on-premise sales and sales to franchisees. For Branded Sweet Treat Line and DFD sales, revenue is recognized either at the time of delivery, net of provisions for estimated product returns or, with respect to those Branded Sweet Treat Line customers that take title to products purchased from the Company at the time those products are sold by the Branded Sweet Treat Line customer to consumers, simultaneously with such consumer purchases. Control transfers to customers at the time of delivery. Revenues from Branded Sweet Treat Line customers and from the sale of doughnut mix, other ingredients and supplies and doughnut-making equipment to franchisees include any applicable shipping and handling costs invoiced to the customer and the expense of such shipping and handling costs is included in Operating expenses. The Company recorded shipping revenue of approximately $15.2 million, $6.5 million and $2.8 million in the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Franchise revenue

Franchise revenue included in Royalties and other revenues is derived from development and initial franchise fees relating to new shop openings and ongoing royalties charged to franchisees based on their sales. The Company sells individual franchises domestically and internationally, as well as development agreements that grant the right to develop shops in designated areas. Generally, the franchise license granted for each individual shop within an arrangement represents a single performance obligation. The franchise agreements and development agreements typically require the franchisee to pay initial nonrefundable franchise fees (i.e. initial services such as training and assisting with shop set-up) prior to opening. The franchises also pay a royalty on a monthly basis based upon a percentage of franchisee gross sales. Royalties are recognized in income as underlying franchisee sales occur. The initial term of domestic franchise agreements is typically 15 years. The Company recognizes the initial nonrefundable fees over the term of the franchise agreements on an output method based on time elapsed, corresponding with the customer’s right to use the franchise for the term of the agreement. A franchisee may elect to renew the term of a franchise agreement and, if approved, will typically pay a renewal fee upon execution of the renewal term.

Franchise-related advertising fund revenue

Franchise-related advertising fund revenue included in Other revenues is derived from domestic and international franchise agreements that typically require the franchisee to pay advertising fees on a continuous monthly basis based on a percentage of franchisee net sales, which are recognized based on fees earned each period. Total advertising fund revenue for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018 is $8.1 million, $9.3 million and $7.8 million, respectively.

Gift card sales

The Company and its franchisees sell gift cards that are redeemable for products in the company-owned or franchise shops. The Company manages the gift card program and collects all funds from the activation of gift cards and reimburses franchisees for the redemption of gift cards in their shops. Deferred revenue for unredeemed gift cards is included in Accrued liabilities in the Consolidated Balance Sheets. As of January 3, 2021 and December 29, 2019, the gross amount of deferred revenue recognized for unredeemed gift cards was $18.0 million and $15.1 million, respectively. Gift cards sold do not have an expiration date or service fees charged. The likelihood of redemption may be determined to be remote for certain cards due to long periods of inactivity. In these circumstances, the Company recognizes revenue from unredeemed gift cards (“breakage revenue”) within Product sales if they are not subject to unclaimed property laws. The Company estimates breakage for the portfolio of gift cards and recognizes it based on the estimated pattern of gift card use. As of January 3, 2021 and December 29, 2019, deferred revenue, net of breakage revenue recognized, was $10.4 million and $9.3 million, respectively.

Gift card costs incurred to fulfill obligations under a contract are capitalized when such costs generate or enhance resources to be used in satisfying future performance obligations and the costs are deemed recoverable. Judgement is used in determining whether certain contract costs can be capitalized. These costs are capitalized and amortized on a systematic basis to match the timing of revenue recognition, depending on when the gift card is used. This amortization expense is recorded in operating expense in the Company’s Consolidated Statement of Operations. From time to time, management will review the capitalized costs for impairment. As of January 3, 2021 and December 19, 2019, the capitalized gift card costs were $1.7 million and $1.8 million, respectively.

Customer loyalty program

Customers can participate in spend-based loyalty programs. Customers who join the loyalty programs will receive a credit or point for each purchase of eligible product. After accumulating a certain number of credits or points, the customers can redeem their credits or points for a free product. The Company defers revenue based on an estimated selling price of the free product earned by the customer and establishes a corresponding liability in deferred revenue. As of January 3, 2021 and December 29, 2019, the deferred revenue related to loyalty programs is $3.6 million and $2.2 million, respectively.

Revenue-based taxes

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The primary revenue-based taxes are sales tax and value-added tax (“VAT”).

Operating Expenses

Operating expenses consist of expenses primarily related to company-operated shops including payroll and benefit costs for service employees at company-operated locations, rent and utilities, expenses associated with company operations, costs associated with procuring materials from suppliers and other shop-level operating costs.

Marketing Expenses

Costs associated with marketing the products, including advertising and other brand promotional activities, are expensed as incurred, and were approximately $34.0 million, $28.8 million and $23.0 million in the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Cash and Cash Equivalents and Restricted Cash

Cash equivalents consist of demand deposits in banks and short-term, highly liquid debt instruments with original maturities of three months or less.

All credit and debit card transactions that are processed in less than five days are classified as cash and cash equivalents. The amounts due from banks for these transactions totaled $9.6 million as of January 3, 2021 and $4.3 million as of December 29, 2019.

Restricted cash consists of funds related to the employee benefit plan.

Marketable Securities

Marketable securities consist of debt instruments that are being held to maturity longer than three months but less than one year. Their fair value approximates their carrying value on the Consolidated Balance Sheets.

Account Receivable, Net of Allowance for Expected Credit Losses

Accounts receivable relate primarily to payments due for sale of products, franchise fees, royalties, advertising fees and licensing fees. The Company maintains allowances for expected credit losses related to its accounts receivable, including receivables from franchisees, in amounts which the Company believes are sufficient to provide for losses estimated to be sustained on realization of these receivables. Such estimates inherently involve uncertainties and assessments of the outcome of future events, and changes in facts and circumstances may result in adjustments to the allowance for expected credit losses. The Company had allowance for expected credit losses of $1.4 million and $0.7 million as of January 3, 2021 and December 29, 2019, respectively.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist principally of receivables from Sweet Treat Line and DFD customers and franchisees and guarantees of certain franchisee leases. Branded Sweet Treat Line and DFD receivables are primarily from grocer/mass merchants and convenience stores. For the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, no customer accounted for more than 10% of revenue or a significant amount of receivables that would result in a concentration.

Management also evaluates the recoverability of receivables from the franchisees and maintain allowances for expected credit losses which management believes are sufficient to provide for losses which may be sustained on realization of these receivables. In addition, management evaluates the likelihood of potential payments by the Company under lease guarantees and records estimated liabilities for payments the managements consider probable.

Inventories

Inventories, which consist of raw materials, work in progress, finished goods and purchased merchandise, are recorded at the lower of cost and net realizable value with cost determined using the first-in, first-out method. Raw materials inventory also includes doughnut equipment spare parts. Finished goods and purchased merchandise are net of reserves for excess or obsolete finished goods.

Prepaid Expense and Other Current Assets

Prepaid expense and other current assets consist primarily of prepaid assets of $11.3 million and $8.1 million, related to service contracts and insurance premiums, as of January 3, 2021 and December 29, 2019, respectively.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

The lives used in computing depreciation are as follows:

Buildings	20 to 35 years
Machinery and equipment	3 to 15 years
Computer software	2 to 7 years

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term.

The Company assesses long-lived fixed asset groups for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the assets exceeds the sum of the undiscounted cash flows, the Company records an impairment charge in an amount equal to the excess of the carrying value of the assets over their estimated fair value.

Impairment charges related to the Company’s long-lived assets were $0.3 million, $0.5 million and $2.3 million for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Such charges related to underperforming shops, including refranchised shops, shops closed or likely to be closed and shops which management believes will not generate sufficient future cash flows to enable the Company to recover the carrying value of the shops’ assets, but which management has not yet decided to close. The impaired shop assets include real properties, the fair values of which were estimated based on independent appraisals or, in the case of any properties which the Company is negotiating to sell, based on its negotiations with unrelated third-party buyers; leasehold improvements, which are typically abandoned when the leased properties revert to the lessor; and doughnut-making and other equipment the fair values of which were estimated based on the replacement cost of the equipment, after considering refurbishment and transportation costs. The impairment charges are included within Other operating expenses on the Consolidated Statements of Operations.

Leases

Effective December 31, 2018, the first day of fiscal year 2019, the Company implemented Accounting Standards Update (“ASU”) 2016-02 (“the new standard”), Leases, which amended authoritative guidance on leases and is codified in ASC 842, Leases. The amended guidance requires lessees to recognize most leases on their balance sheets as right-of-use assets along with corresponding lease liabilities. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard also requires increased disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The FASB’s authoritative guidance provides companies with the option to apply this ASU to new and existing leases within the scope of the guidance as of the beginning of the period of adoption. The Company elected this transition method of applying the new lease standard and has recognized right-of-use assets, lease liabilities and any cumulative-effect adjustments to the opening balance of retained earnings as of December 31, 2018. Prior period amounts were not adjusted and will continue to be reported under the accounting standards in effect for those periods.

The adoption of the new standard had a material impact to the balance sheet due to the capitalization of right-of-use assets and lease liabilities associated with the current operating leases in which the Company is the lessee. The adoption of the new standard resulted in the recording of additional lease assets and lease liabilities (net of prior period reported capital leases) of $280.0 million and $291.0 million at the date of adoption, respectively. The adoption of the new standard had a material impact on the Consolidated Statements of Changes in Shareholders’ Equity due to the recognition of a deferred gain on a sale-leaseback transaction completed in March 2018 and the recognition of a previously unrecognized portion of an impairment to a right-of-use asset at the date of adoption. There was also a $4.1 million deferred tax benefit in the Consolidated Statements of Changes in Shareholders’ Equity as a result of the adoption. The adoption of the new standard did not have a material impact on the Consolidated Statements of Operations nor the Consolidated Statements of Cash Flows.

The cumulative effect of the changes made to the Company’s Consolidated Balance Sheets as of December 31, 2018 for the adoption of ASC 842 was as follows:

	December 30, 2018 (as reported)	ASC 842 Adjustments	December 31, 2018 (as adjusted)
Account
Operating lease right of use asset, net	$—	$270,170	$270,170
Property and equipment, net	227,102	10,085	237,187
Other intangible assets, net	920,265	(7,305)	912,960
Current portion of long-term debt	38,126	1,168	39,294
Current operating lease liabilities	—	24,088	24,088
Accrued liabilities	82,281	(2,967)	79,314
Noncurrent operating lease liabilities	—	258,152	258,152
Long-term debt, less current portion	592,684	7,152	599,836
Other long-term obligations and deferred credits	76,576	(54,378)	22,198
Deferred income taxes, net	128,360	8,257	136,617
Noncontrolling interest	131,265	1,711	132,976
Retained (deficit) earnings	$(67,609)	$29,767	$(37,842)

Upon the adoption of the new standard on December 31, 2018, the Company elected the package of practical expedients provided under the guidance. The practical expedient package applies to leases commenced prior to the adoption of the new standard and permits companies not to reassess whether existing or expired contracts are or contain a lease, the lease classification and any initial direct costs for any existing leases. The Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the right-of-use asset and the lease liability. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance and other operating costs in addition to a base rent. Any variable payments related to the lease are recorded as lease expense when and as incurred. The Company has elected this practical expedient for its real estate, vehicles and equipment leases. The Company did not elect the hindsight practical expedient. The Company has elected the short-term lease expedient. A short-term lease is a lease that, as of the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For such leases, the Company will not apply the recognition requirements of Topic 842 and instead will recognize the lease payments as lease cost on a straight-line basis over the lease term. Additionally, the Company elected the practical expedient under ASU No. 2018-01, which allows an entity to not reassess whether any existing land easements are or contain leases.

Lease termination costs represent the estimated fair value of liabilities related to unexpired leases, after reduction by the amount of accrued rent expense, if any, related to the leases, and are recorded when the lease contracts are terminated or, if earlier, the date on which the Company ceases use of the leased property. The fair values of these liabilities were estimated as the excess, if any, of the contractual payments required under the unexpired leases over the current market lease rates for the properties, discounted at a credit-adjusted risk-free rate over the remaining term of the leases. The provision for lease termination costs also includes adjustments to liabilities recorded in prior periods arising from changes in estimated sublease rentals and from settlements with landlords.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. For each reporting unit, the Company assesses goodwill for impairment annually at the beginning of the fourth quarter or more frequently when impairment indicators are present. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment charge for the difference up to the carrying value of the allocated goodwill. The value is estimated under a discounted cash flow approach, which incorporates assumptions regarding future growth rates, terminal values and discount rates. For the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, there were no goodwill impairment charges.

In fiscal year 2019, the Company changed the date of the annual impairment test from December 1 to the beginning of the fourth quarter. There has not been a lapse of more than 12 months between assessment dates and the change was not made with the intent of accelerating or delaying an impairment charge.

Other intangible assets primarily represent the trade names for the Company’s brands, franchise agreements (domestic and international), reacquired franchise rights, customer relationships and non-competition agreements. The trade names have been assigned an indefinite useful life and are reviewed annually for impairment. All other intangible assets are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are assessed for impairment whenever triggering events or indicators of potential impairment occur. The Company did not have any impairment charges of other intangible assets during any of the periods presented.

Accrued Liabilities

Accrued liabilities include accrued compensation, accrued legal fees, accrued utilities, accrued marketing and other accrued liabilities. As of January 3, 2021 and December 29, 2019, accrued compensation and benefits included in the Accrued liabilities balance was $34.1 million and $22.0 million, respectively.

Supply Chain Financing Program

The Company has undertaken broad efforts to improve its working capital, in part by negotiating longer payment terms with vendors. The Company has an agreement with a third-party administrator which allows participating suppliers to track payments from the Company, and if voluntarily elected by the supplier, to sell payment obligations from the Company to financial institutions (the “Supply Chain Financing Program” or the “SCF Program”). When participating suppliers elect to sell one or more of the Company’s payment obligations, the rights and obligations of the Company to settle its payables on their contractual due date are not impacted. The Company has no economic or commercial interest in a supplier’s decision to enter into these agreements and the financial institutions do not provide incentives such as rebates or profit sharing to the Company under the SCF Program. The Company and suppliers agree on commercial terms for the goods and services procured, which are consistent with payment terms observed at other peer companies in the industry. The Company’s obligations to its suppliers, including amounts due, are not impacted by the SCF Program and thus remain classified as trade payables.

Cards Program

The Company utilizes various purchase cards issued by financial institutions to facilitate purchases of goods and services. By using the cards, the Company receives rebates and differing levels of discounts based on timing of repayment. The payment obligations under these purchased cards are classified as Structured payables on the Consolidated Balance Sheets and constitute the entire Structured payables’ balance. The associated cash flows are included in the financing section of the Consolidated Statements of Cash Flows.

Share-based Compensation

The Company measures and recognizes compensation expense for share-based payment awards based on the fair value of each award at its grant date and recognizes expense over the related service period on a straight-line basis necessary for each award to vest. The Company accounts for forfeitures of share-based compensation awards as they occur. Compensation expense is included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Fair Value

The accounting standards for fair value measurements define fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The accounting standards for fair value measurements establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets that are accessible as of the measurement date for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities. These include certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, receivables, accounts payable and accrued liabilities and are reflected in the Consolidated Financial Statements at cost which approximates fair value for these items due to their short-term nature. Management believes the fair value determination of these short-term financial instruments is a Level 1 measure. The Company’s other assets and liabilities measured at fair value on a non-recurring basis include long-lived assets, right-of-use assets, goodwill and other indefinite-live intangible assets, if determined to be impaired. Refer to Property and Equipment, net policy section in Note 1 to the Consolidated Financial Statements, for information about impairment charges on long-lived assets. The fair values of assets evaluated for impairment were determined using an income-based approach and are classified as Level 3 measures within the fair value hierarchy.

Derivative Financial Instruments and Derivative Commodity Instruments

Management reflects derivative financial instruments, which typically consist of interest rate derivatives, foreign currency derivatives and fuel commodity derivatives in the Consolidated Balance Sheets at their fair value. Prior to April 30, 2018, changes in the fair value of the interest rate derivatives were reflected in income as the Company did not apply hedge accounting to those derivatives. For interest rate derivatives entered subsequent to April 30, 2018, changes in the fair value of the interest rate derivatives are reflected in other comprehensive income as the Company applies cash flow hedge accounting to those derivatives. Consistent with the classification of interest paid, cash flows from interest rate derivatives are classified as operating on the Consolidated Statements of Cash Flows. The changes in the fair values of the foreign currency and fuel commodity derivatives are reflected in income as the Company does not apply hedge accounting to those derivatives.

Self-Insurance Risks and Receivables from Insurers

The Company is subject to workers’ compensation, vehicle and general liability claims. The Company is self-insured for the cost of workers’ compensation, vehicle and general liability claims up to the amount of stop-loss insurance coverage purchased by the Company from commercial insurance carriers. The Company maintains accruals for the estimated cost of claims, without regard to the effects of stop-loss coverage, using actuarial methods which evaluate known open and incurred but not reported claims and consider historical loss development experience. As of January 3, 2021 and December 29, 2019, the Company had approximately $14.4 million and $11.2 million, respectively, reserved for such programs. The liability recorded for assessments has not been discounted. In addition, the Company records receivables from the insurance carriers for claims amounts estimated to be recovered under the stop-loss insurance policies when these amounts are estimable and probable of collection. The Company estimates such stop-loss receivables using the same actuarial methods used to establish the related claims accruals, and taking into account the amount of risk transferred to the carriers under the stop-loss policies. The stop-loss policies provide coverage for claims in excess of retained self-insurance risks, which are determined on a claim-by-claim basis. Inclusive of the receivables from the stop-loss insurance policies, the Company’s limited liability balance was $7.7 million and $7.1 million as of January 3, 2021 and December 29, 2019, respectively.

Preferred Stock

The Company has 1,000 shares of authorized preferred stock with one cent par value per share. There were no shares of preferred stock issued or outstanding as of January 3, 2021 and December 29, 2019.

Earnings (Loss) per Share (EPS)

The Company discloses two calculations of earnings (loss) per share (“EPS”): basic EPS and diluted EPS. The numerator in calculating common stock basic and diluted EPS is net income (loss) attributable to the Company. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of unvested restricted stock units (“RSUs”) when the effect is not antidilutive. Refer to Note 17, Net Loss per Share, to the Consolidated Financial Statements for further discussion.

Recent Accounting Pronouncements

Recently Adopted

Accounting Standards Adopted at the Beginning of Fiscal Year 2020

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU enables financial statement users to obtain more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity as of each reporting date. This ASU replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. It is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this standards did not materially impact the financial statements presented herein.

Accounting Standards Adopted at the Beginning of Fiscal Year 2019

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The guidance permits entities to reclassify the stranded income tax effects resulting from the Tax Cuts and Jobs Act, enacted in December 2017, (“Tax Act”) from accumulated other comprehensive income to retained earnings. The guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The guidance may be applied in the period of adoption or retrospectively to each period in which the effect of the change related to the Tax Act was recognized. The adoption of this standard did not have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill (step 2 of the current impairment test) to measure the goodwill impairment charge. Instead, entities will record impairment charges based on the excess of a reporting unit’s carrying amount over its fair value. It is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment test performed with a measurement date after January 1, 2017. The adoption of this standard did not have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing lease guidance under current U.S. GAAP. ASU 2016-02 is based on the principle that entities should recognize assets and liabilities arising from leases. Under the new standard, a lessee will recognize on its balance sheet a lease liability and a right-of-use (“ROU”) asset for all leases, including operating leases, with a term greater than 12 months. The new standard will also distinguish leases as either finance leases or operating leases. This distinction will affect how leases are measured and presented in the income statement and statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. Upon adoption, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Refer to the Leases policy section in Note 1 to the Consolidated Financial Statements for more information about the Company’s adoption of this standard.

Accounting Standards Adopted at the Beginning of Fiscal Year 2018

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For privately held companies, ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the guidance in ASU 2018-15 as of the beginning of fiscal year 2018 and applies the new guidance prospectively to costs incurred in fiscal year 2018 and thereafter. In fiscal year 2018, the Company capitalized $3.0 million of cloud-based software costs, of which $0.5 million has been amortized as of the end of the fiscal year.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends and simplifies the hedge accounting model in ASC 815, Derivatives and Hedging. The ASU enables entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The guidance requires the presentation of all items that affect earnings in the same income statement line as the hedged item and is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years with early adoption permitted. The adoption of this standard did not materially impact the financial statements presented herein.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU changes the definition of a business to assist companies in evaluating when a set of transferred assets and activities constitutes a business. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The adoption of this standard did not have a material impact on the Company’s financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updated guidance indicates that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs instead of when the asset has been sold to an outside party. The updated guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and early adoption is permitted. The amendments are to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of the adoption. The adoption of this standard did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 231): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight specific cash flow classification issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. Under ASU 2016-15, contingent consideration payments that were made to the seller related to the Company acquisition of KK Australia were classified as cash outflows for financing and operating activities, because they were not made “soon after” the acquisition.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. As a result, restricted cash should be included with cash and cash equivalents in the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The new standard also requires companies to disclose the nature of the restriction on restricted cash. The Company adopted the new standard in fiscal year 2018 and revised the prior period in accordance with this ASU.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU is intended to simplify several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The updated guidance is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the new standard at the beginning of fiscal year 2018. The adoption of this standard did not materially impact the financial statements presented herein.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this guidance at the beginning of fiscal year 2018. The adoption of this guidance did not materially impact the financial statements presented herein.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which provides for a single five-step model to be applied to all revenue from contracts with customers. The guidance also requires improved disclosures to help users of the financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The standard allows for either a full retrospective or modified retrospective transition method. In April 2016, the FASB issued ASU 2016-08 to clarify the implementation of ASU 2014-09. The guidance in ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company adopted the standard for its fiscal year 2018. The Company applied the modified retrospective method of adoption, recording the cumulative effect of applying the new standard to its retained earnings as of January 1, 2018, without restatement of prior periods. Refer to Note 16, Revenue Recognition, to the Consolidated Financial Statements for more information about the Company’s adoption of this standard.

Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. It is effective for all entities as of March 12, 2020 through December 31, 2022. A company may elect to apply the amendments for contract modifications by as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The Company is currently evaluating the effect of the new guidance on its Consolidated Financial Statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions in Topic 740 and clarifying and amending existing guidance. It is effective for annual and interim periods beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. There are several adoption methods for different amendments in this ASU, including retrospective method for amendments related to separate financial statements of legal entities that are not subject to tax, modified retrospective method for amendments related to changes in ownership of foreign equity method investments or subsidiaries, either retrospective or modified retrospective method for amendments related to franchise taxes that are partially based on income and prospective method for all other amendments. The Company is currently evaluating the impact of adoption to the financial statements and expect the adoption will not have a material impact on the Company’s financial statements.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its Consolidated Financial Statements or disclosures.

Note 2—Acquisitions

The Company strategically acquires companies in order to increase its footprint and sell products that diversify its existing offerings. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their estimated fair values as of the date of the acquisition.

Transaction-related expenses as a result of these acquisitions, which exclude costs incurred to integrate the acquired entities, were recorded within Operating income in the Statements of Operations (primarily Selling, general and administrative expenses) during the fiscal year such costs were incurred.

Goodwill recognized for these acquisitions represents the intangible assets that do not qualify for separate recognition and primarily includes the acquired customer base, the acquired workforce including shop partners in the region that have strong relationships with these customers and the existing geographic retail and online presence.

2020 Acquisitions

Acquisition of KK Japan

On December 8, 2020, the Company acquired all equity interests in Krispy Kreme Doughnut Japan Co., Ltd. (“KK Japan”). KK Japan holds the franchise and development rights of the Krispy Kreme brand for the territory of Japan. KK Japan manufactures and distributes doughnuts through 44 shops and through wholesale channels.

Acquisition-date fair value of consideration transferred was $3.8 million, consisting of settlement of pre-existing relationships, including the write-off of deferred revenue of ($0.1) million and the disposal of the franchise intangible asset related to the KK Japan franchisee recorded by the Company in connection with the acquisition by JAB Holding Company (“the Merger”). The net book value of the franchise intangible asset was $3.9 million as of the date of the acquisition of KK Japan.

The Company calculated an excess of estimated fair values of net assets acquired over the acquisition consideration paid, resulting in a bargain purchase gain of $0.7 million. The bargain purchase gain, which is primarily the result of favorable purchase terms due to KK Japan’s historical net losses from operations, was recorded within Other income in the Statements of Operations for the fiscal year 2020.

Acquisition of Other Krispy Kreme Shops in 2020

In 2020, the Company acquired the business and operating assets of an additional eight franchisees, collectively consisting of 51 Krispy Kreme shops in the United States. The Company paid total consideration of $89.9 million, consisting of $80.4 million cash and $9.5 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops’ assets. The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $2.6 million. It also includes the disposal of the franchise intangible asset related to the eight franchisees recorded by the Company at the time of the Merger. The net book value of the franchise intangible asset was a cumulative $6.9 million as of the dates of acquisition of the franchisees.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition for the 2020 acquisitions as well as the acquired businesses’ impact on consolidated results in the year of acquisition.

	KK Japan	Other KK Shops	Total Purchase Price Allocation for Acquisitions
Assets acquired:
Cash, cash equivalents and restricted cash	$5,340	$112	$5,452
Marketable securities	—	—	—
Receivables	3,322	—	3,322
Inventory	354	779	1,133
Other current assets	469	23	492
Property and equipment	1,029	16,585	17,614
Other intangible assets	—	48,011	48,011
Operating lease right of use asset	12,260	38,096	50,356
Other assets	3,975	3,781	7,756

Total identified assets acquired	26,749	107,387	134,136

Liabilities assumed:
Accounts payable	(2,522)	—	(2,522)
Accrued liabilities	(3,049)	(1,656)	(4,705)
Current operating lease liabilities	(4,430)	(2,968)	(7,398)
Noncurrent operating lease liabilities	(7,861)	(35,128)	(42,989)
Deferred income taxes, net	(1,966)	—	(1,966)
Other long-term obligations and deferred credits	(2,468)	—	(2,468)

Total liabilities assumed	(22,296)	(39,752)	(62,048)

Goodwill	—	22,329	22,329
Non-controlling interest	—	—	—
Bargain purchase gain	(688)	—	(688)

Purchase consideration, net	$3,765	$89,964	$93,729

Transaction costs (approx.)	$3,192	$4,636	$7,828
Reportable segment(s)	Market Development	US and Canada

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $38.5 million of total revenue and $0.3 million of net income attributable to the Company for fiscal year 2020. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

2019 Acquisitions

Acquisition of KK Mexico

On November 19, 2019, the Company acquired all equity interests in KK Mexico. KK Mexico holds the franchise and development rights of the Krispy Kreme brand for the territory of Mexico. KK Mexico manufactures and distributes doughnuts through 231 shops and through wholesale channels. Acquisition-date fair value of consideration transferred was $76.8 million, consisting of cash of $70.4 million, fair value of contingent consideration of $14.0 million and settlement of pre-existing relationships (net of debt pushed down) of ($7.6) million.

The purchase agreement for KK Mexico included potential earnout payments of up to $12.5 million based on EBITDA results for the fiscal year 2019 and up to $12.5 million for revenue results for the fiscal year 2020. The Company included the fair value of these contingent payments in the purchase consideration. Based on the EBITDA results for fiscal year 2019, the Company paid the full $12.5 million of contingent consideration related to the fiscal year 2019, which was included as a cash outflow from investing activities in the Company’s Consolidated Statements of Cash Flows for the fiscal year 2019. Based on the revenue results for the fiscal year 2020, the Company made no earnout payment related to this fiscal year and recognized a gain of $1.5 million in its Consolidated Statements of Operations for the fiscal year 2020.

The settlement of pre-existing relationships included in the purchase consideration includes the write-off of deferred revenue of ($0.5) million and the establishment of push-down debt of ($10.7) million. It also includes the disposal of the franchise intangible asset related to the KK Mexico franchisee recorded by the Company at the time of the Merger. The net book value of the franchise intangible asset was $3.6 million as of the date of the acquisition of KK Mexico.

Other intangible assets consist of reacquired franchise rights with an estimated useful life equal to the weighted average remaining franchise agreement term. None of the goodwill nor the reacquired franchise rights are deductible as goodwill for income tax purposes.

Within the measurement period, there were cumulative adjustments to goodwill of $1.2 million related to valuation adjustments on accounts receivable, property and equipment, operating lease right of use assets, other assets, accounts payable and deferred income taxes, net.

Acquisition of WKS Krispy Kreme

On November 18, 2019, the Company entered into a joint venture with W.K.S. Holdings Corporation (“WKS Holdings”) whereby the Company holds a 55% membership interest in WKS Krispy Kreme and WKS Holdings holds the remaining 45% membership interest. The Company paid total consideration of $19.6 million to acquire the interest in the joint venture, consisting of cash of $46.2 million, fair value of contingent consideration of $0.5 million and settlement of pre-existing relationships (net of debt pushed down) of ($27.1) million. WKS Holdings, a Krispy Kreme franchisee formerly operating under the name Hot Glaze Enchantment, contributed the assets of 30 Krispy Kreme shops in various states in the Western U.S. to the joint venture.

The contingent consideration arrangement required the Company to pay Hot Glaze Enchantment based on the fluctuation in fair value of rental payments associated with a Krispy Kreme shop in Layton, UT whereupon lease renegotiation was ongoing as of the acquisition date. The payment was to be on or before the earlier of (a.) April 30, 2021 or (b.) within 30 days following execution of the new lease agreement. Based on the results of the lease renegotiation a payment of $0.5 million was made to Hot Glaze Enchantment in 2020 to settle the contingent consideration liability. The Company has not recognized any expense associated with this contingent consideration in its Consolidated Statements of Operations for the fiscal year 2020.

The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of ($0.1) million and the establishment of push-down debt of ($33.0) million. It also includes the disposal of the franchise intangible asset related to the Westward Dough, LLC (which contributed six shops into the WKS Krispy Kreme joint venture) and Hot Glaze Enchantment franchisees recorded by the Company at the time of the Merger. The net book value of the franchise intangible asset was $6.0 million as of the date of acquisition of WKS Krispy Kreme.

Other intangible assets consist of reacquired franchise rights with an estimated useful life equal to the weighted average remaining franchise agreement term. A total of $49.2 million of goodwill and reacquired franchise rights are expected to be deductible as goodwill for U.S. income tax purposes.

The fair value of the 45% noncontrolling interest in WKS Krispy Kreme was estimated to be $16.0 million. The fair value estimate was based on a total value of the equity in WKS Krispy Kreme derived from the consideration paid by the Company for its equity interests.

Within the measurement period, there were cumulative adjustments to goodwill of $1.1 million related to valuation adjustments on property and equipment, other intangible assets and accounts payable.

Acquisition of Other Krispy Kreme Shops in 2019

In 2019, the Company acquired the business and operating assets of an additional three franchisees, collectively consisting of 22 Krispy Kreme shops in the United States. The Company paid total consideration of $26.6 million, consisting of $23.2 million cash and $3.4 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops’ assets. The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $0.2 million. It also includes the disposal of the franchise intangible asset related to the three franchisees recorded by the Company as of the time of the Merger. The net book value of the franchise intangible asset was a cumulative $3.2 million at the dates of acquisition of the franchisees.

Within the measurement period, there was an adjustment to goodwill of $0.1 million related to an adjustment to accrued liabilities.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the date of acquisition for the 2019 acquisitions as well as the acquired businesses’ impact on consolidated results in the year of acquisition. This table incorporates certain measurement period adjustments during the fiscal year 2019.

	KK Mexico	WKS	Other KK Shops	Total Purchase Price Allocation for Acquisitions
Assets acquired:
Cash, cash equivalents and restricted cash	$856	$2,356	$44	$3,256
Marketable securities	1	19	—	20
Receivables	4,242	115	334	4,691
Inventory	1,470	566	171	2,207
Other current assets	412	237	83	732
Property and equipment	14,383	19,213	5,758	39,354
Other intangible assets	52,779	26,400	16,049	95,228
Operating lease right of use asset	6,723	42,208	11,397	60,328
Other assets	1,649	51	559	2,259

Total identified assets acquired	82,515	91,165	34,395	208,075

Liabilities assumed:
Accounts payable	(6,002)	(1,702)	(565)	(8,269)
Accrued liabilities	(5,564)	(6,370)	(2,167)	(14,101)
Note payable	(10,706)	(33,000)	—	(43,706)
Noncurrent operating lease liabilities	(2,846)	(38,121)	(9,726)	(50,693)
Deferred income taxes, net	(16,576)	—	—	(16,576)
Other long-term obligations and deferred credits	(271)	—	(950)	(1,221)

Total liabilities assumed	(41,965)	(79,193)	(13,408)	(134,566)

Goodwill	36,223	23,606	5,625	65,454
Non-controlling interest	—	(16,010)	—	(16,010)

Purchase consideration, net	$76,773	$19,568	$26,612	$122,953

Transaction costs in 2020 (approx.)	$1,734	$540	$114	$2,388
Transaction costs in 2019 (approx.)	7,447	3,053	2,336	12,836

Total transaction costs (approx.)	$9,181	$3,593	$2,450	$15,224

Reportable segment(s)	International	US and Canada	US and Canada

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $31.7 million of total revenue and $3.7 million of net income attributable to the Company for fiscal year 2019. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

2018 Acquisitions

Acquisition of KK Australia

On March 18, 2018, the Company acquired all equity interests in KK Australia. KK Australia holds the franchise and development rights of the Krispy Kreme brand for the majority of the territory of Australia and all of New Zealand. KK Australia manufactures and distributes doughnuts through 29 shops and through wholesale channels. Acquisition-date fair value of consideration transferred was $123.0 million, consisting of cash of $118.3 million and fair value of contingent consideration of $4.7 million.

The contingent consideration arrangement required the Company to pay the seller if EBITDA of KK Australia for the fiscal year 2018 exceeded a certain target. The contingent consideration was capped at 12.5 million Australian dollars, which is equivalent to $8.8 million using the exchange rate on December 31, 2018. Based on the performance of KK Australia for the fiscal year 2018, the Company paid the full 12.5 million Australian dollars of contingent consideration. As a result, the Company recognized $4.7 million of additional expense associated with this contingent consideration in Other non-operating (income)/expense, net in its Consolidated Statements of Operations for the fiscal year ended December 30, 2018.

The settlement of pre-existing relationships included in the purchase consideration includes the disposal of the franchise intangible asset related to the KK Australia franchisee recorded at time of the Merger. The net book value of the franchise intangible asset was $3.8 million as of the date of acquisition of the franchisee. Disposal of the intangible asset resulted in $3.8 million of additional goodwill.

Other intangible assets acquired consisted primarily of reacquired franchise rights with an estimated useful life equal to the weighted average remaining franchise agreement term. The goodwill of $75.5 million is expected to be deductible for U.S. income tax purposes.

In connection with the acquisition, a former director of the seller was appointed Chief Executive Officer of KK Australia, purchased 2.60% of the shares in KK Australia and was granted restricted stock rights for an additional 1.91% of shares. Restricted stock rights will vest in full after the employment period of 4.5 years. The Company recognized compensation expense, separately from the business combination, of $0.5 million for the restricted stock grant in Selling, general and administrative expenses for the fiscal year 2018.

Awesome Doughnut Joint Venture

On April 30, 2018, the Company entered into a joint venture with Great Circle Family Foods LLC (“Great Circle”) whereby the Company holds a 70% membership interest in Awesome Doughnut and Great Circle holds the remaining 30% membership interest. The Company paid total consideration of $59.3 million to acquire the interest in the joint venture, consisting of $57.4 million cash and $1.9 million cancellation of pre-existing receivable from Great Circle. Great Circle, a Krispy Kreme franchisee, contributed substantially all assets of 17 Krispy Kreme shops in southern California to the joint venture.

The settlement of pre-existing relationships included in the purchase consideration includes the disposal of the franchise intangible asset related to the Awesome Doughnut franchisee recorded at time of the Merger. The net book value of the franchise intangible asset was $5.1 million as of the date of acquisition of the franchisee. Disposal of the intangible asset resulted in $5.1 million of additional goodwill.

Other intangible assets acquired consisted primarily of reacquired franchise rights with an estimated useful life equal to the weighted average remaining franchise agreement term. A total of $72.2 million of goodwill and reacquired franchise rights are expected to be deductible as goodwill for U.S. income tax purposes.

The fair value of the 30% noncontrolling interest in Awesome Doughnut was estimated to be $25.4 million. The fair value estimate was based on a total value of the equity in Awesome Doughnut derived from the consideration paid by the Company for its equity interests.

Acquisition of Insomnia Cookies

On September 16, 2018, the Company acquired a 74.7% interest in Insomnia Cookies for approximately $139.5 million in cash. As of the acquisition date, Insomnia Cookies had 135 cookie shops in the United States.

Other intangible assets acquired consisted of the Insomnia Cookies brand, which has an indefinite useful life. Goodwill is expected to be deductible for U.S. income tax purposes.

The fair value of the 25.3% noncontrolling interest in Insomnia Cookies was estimated to be $34.8 million using the income approach. As Insomnia Cookies was a private company, the fair value measurement was based on significant inputs unobservable in the market and thus represents a Level 3 measurement as defined in ASC 820, Fair Value Measurements. The fair value estimate was based on a total value of the equity in Insomnia Cookies derived from the consideration paid by the Company for its equity interests.

At the acquisition date, Insomnia Cookies was a party to a class action lawsuit alleging violations of minimum wage laws, overtime laws and attendant recordkeeping requirements. The estimated contingent liability for the class action lawsuit was determined to be approximately $2.0 million as of the acquisition date. The contingent liability for the class action lawsuit was settled for $1.5 million during 2020.

Acquisition of Other Krispy Kreme Shops in 2018

In 2018, the Company acquired the business and operating assets of five franchisees, collectively consisting of 22 Krispy Kreme shops in the United States. The Company paid total consideration of $28.5 million, consisting of $26.9 million cash and $1.6 million settlement of pre-existing relationships, to acquire substantially all of the shops’ assets.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the date of acquisition for the 2018 acquisitions as well as the acquired businesses’ impact on consolidated results in the year of acquisition. This table incorporates certain measurement period adjustments during the fiscal year 2019, which did not have a significant impact on the Company’s Consolidated Statements of Operations, balances sheets or cash flows.

	KK Australia	Awesome Doughnut Joint Venture	Insomnia Cookies	Other KK Shops	Total Purchase Price Allocation for Acquisitions
Assets acquired:
Cash, cash equivalents and restricted cash	$5,189	$132	$1,233	$—	$6,554
Marketable securities	1,164	—	—	—	1,164
Receivables	542	27	232	—	801
Inventory	1,714	206	2,346	1,022	5,288
Other current assets	363	223	506	354	1,446
Property and equipment	28,973	12,313	22,364	10,568	74,218
Other intangible assets	29,225	53,750	104,500	15,453	202,928
Other assets	—	68	672	—	740

Total identified assets acquired	67,170	66,719	131,853	27,397	293,139

Liabilities assumed:				—
Accounts payable	(3,794)	(274)	(5,866)	—	(9,934)
Accrued liabilities	(6,425)	(850)	(3,933)	—	(11,208)
Deferred income taxes, net	(6,617)	—	—	—	(6,617)
Long-term debt, less current portion			(2,692)	—	(2,692)
Other long-term obligations and deferred credits	(2,895)	(730)	—	(227)	(3,852)

Total liabilities assumed	(19,731)	(1,854)	(12,491)	(227)	(34,303)

Goodwill	75,529	19,904	54,851	2,315	152,599
Non-controlling interest	—	(25,431)	(34,758)	—	(60,189)
Bargain purchase gain	—	—	—	(980)	(980)

Purchase consideration, net	$122,968	$59,338	$139,455	$28,505	$350,266

Transaction costs in 2018 (approx.)	2,841	1,235	3,952	865	8,893

Reportable segment(s)	International	US and Canada	US and Canada	US and Canada

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $153.2 million of total revenue and $10.0 million of net income attributable to the Company for fiscal year 2018. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

Supplemental unaudited pro forma information

The following unaudited pro forma information presents estimated combined results of the Company as if the 2020 acquisitions had occurred on December 31, 2018, the 2019 acquisitions had occurred on January 1, 2018 and the 2018 acquisitions had occurred on January 2, 2017:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Revenue	$1,151,041	$1,083,747	$975,717
Loss before income taxes	$(48,788)	$(5,989)	$(5,214)

The amounts in the supplemental pro forma earnings for the fiscal years presented above reflect adjustments for transaction costs, franchise royalties and related expenses, and amortization that would have been charged assuming the same fair value adjustments to acquired intangibles. The acquisitions of “Other Krispy Kreme Shops” are not material to the Company’s financial statements, and therefore, the supplemental pro forma financial information related to these acquisitions is not included herein. These supplemental pro forma results are unaudited and are not necessarily indicative of results of operations that would have occurred had the acquisitions actually closed in the prior period. The pro forma results are also not indicative of results of operations for any future period.

Note 3—Accounts Receivable, net

The components of Accounts receivable, net are as follows:

	January 3, 2021	December 29, 2019
Trade receivables, net	$39,624	$34,202
Other receivables, net	26,887	6,250
Receivables from related parties, net	7,840	7,901

Total Accounts receivable, net	$74,351	$48,353

As of January 3, 2021, Other receivables, net includes accrued income taxes receivable of $15.9 million, value-added tax receivables of $5.0 million and miscellaneous receivables of $6.0 million. As of December 29, 2019, Other receivables, net includes accrued income taxed receivable of $0.9 million, value-added tax receivables of $2.4 million and miscellaneous receivables of $3.0 million.

Receivables from related parties, net includes the following (refer to Note 15, Related Party Transactions, to the Consolidated Financial Statements for further information):

	January 3, 2021	December 29, 2019
Income tax receivable from related party	$7,424	$7,424
Receivables from equity method investee	416	477

Receivables from related parties, net	$7,840	$7,901

Note 4—Inventories

The components of Inventories are as follows:

	January 3, 2021	December 29, 2019
Raw materials	$16,263	$14,173
Work in progress	871	82
Finished goods and purchased merchandise	21,385	8,308

Total Inventories	$38,519	$22,563

Note 5—Property and Equipment, net

Property and equipment, net consist of the following:

	January 3, 2021	December 29, 2019
Land	$13,187	$13,005
Buildings	141,853	108,216
Leasehold improvements	158,145	111,456
Machinery and equipment	217,566	150,646
Computer software	34,580	21,290
Construction and projects in progress	43,769	45,819

Property and equipment, gross	609,100	450,432
Less: accumulated depreciation	(213,845)	(126,851)

Total Property and equipment, net	$395,255	$323,581

Computer software includes $4.2 million and $0.6 million of costs to develop, code, test and license software under hosting arrangements as of January 3, 2021 and December 29, 2019, respectively. Software under hosting arrangements consists primarily of solutions that empower the Company’s customer-facing website and mobile application. Depreciation expense was $51.5 million, $40.0 million and $32.1 million in the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Note 6—Goodwill and Other Intangible Assets

6A—Goodwill

Changes in the carrying amount of goodwill by reportable segment are as follows:

	US & Canada	International	Market Development	Total
Balance as of December 30, 2018	$484,550	$225,122	$270,671	$980,343
Acquisitions	86,656	47,720	(71,347)	63,029
Measurement period adjustments related to 2018 acquisitions	1,580	—	—	1,580
Foreign currency impact	—	4,723	—	4,723

Balance as of December 29, 2019	572,786	277,565	199,324	1,049,675
Acquisitions	68,683	—	(46,354)	22,329
Measurement period adjustments related to 2019 acquisitions	1,235	1,190	—	2,425
Foreign currency impact	—	12,117	—	12,117

Balance as of January 3, 2021	$642,704	$290,872	$152,970	$1,086,546

Acquisitions of franchises result in a reclassification of goodwill between segments.

6B—Other intangible assets

Other intangible assets consist of the following:

	January 3, 2021			December 29, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible assets with indefinite lives
Trade name	$657,900	$—	$657,900	$657,900	$—	$657,900
Intangible assets with definite lives
Franchise agreements	36,254	(7,519)	28,735	49,582	(7,853)	41,729
Customer relationships	15,000	(3,819)	11,181	15,000	(2,954)	12,046
Reacquired franchise rights	358,095	(59,432)	298,663	305,563	(36,127)	269,436
Non-competition and non-solicitation agreements	—	—	—	100	(61)	39
Website development costs	6,500	(4,965)	1,535	6,500	(2,784)	3,716

Total intangible assets with definite lives	415,849	(75,735)	340,114	376,745	(49,779)	326,966

Total intangible assets	$1,073,749	$(75,735)	$998,014	$1,034,645	$(49,779)	$984,866

Amortization expense related to intangible assets included in Depreciation and amortization expense was $26.3 million, $21.3 million and $17.4 million for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Estimated future amortization expense as of January 3, 2021 is as follows:

Fiscal year	Estimated amortization expense
2021	$28,246
2022	26,711
2023	26,711
2024	26,864
2025	26,711
Thereafter	204,871

Total	$340,114

The aforementioned estimates do not reflect the impact of future foreign exchange rate changes.

Note 7—Long-Term Debt

The Company’s long-term debt obligations consists of the following:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019
2019 Credit facility—term loan	$656,250	$700,000
2019 Credit facility—revolving credit facility	150,000	40,000
Less: Debt issuance costs	(5,419)	(7,005)
Financing obligations	26,224	27,088

Total long-term debt	827,055	760,083
Less: current portion of long-term debt	(41,245)	(46,361)

Long-term debt, less current portion	$785,810	$713,722

2016 & 2019 Secured Credit Facilities

The Company entered into a $500.0 million senior secured credit facility (collectively, the “prior facility”) that provided for a term loan with a principal amount of $350.0 million and a $150.0 million senior secured revolving credit facility, which had the following amendments: (1) add $65.0 million in borrowings on the term loan and $15.0 million in borrowing capacity on the revolving credit facility (2) add $125.0 million in borrowings on the term loan and (3) add $50.0 million in borrowings on the term loan.

In June 2019, the Company refinanced its prior facility. This resulted in the extinguishment of certain lenders under the prior facility and repayment of the outstanding term loan and revolving credit facility. The Company incurred a $1.6 million loss on extinguishment, related primarily to the write-off of debt issuance costs as part of the refinancing of the prior facility, included in Interest expense, net in the Consolidated Statements of Operations. Upon completion of this extinguishment, the Company entered into a $1.0 billion senior secured credit facility that provided for a term loan with a principal amount of $700.0 million and a $300.0 million senior secured revolving credit facility (collectively, the “2019 Facility”). The 2019 Facility is secured by a first lien on substantially all of the Company’s personal property assets, certain real properties and all of the Company’s domestic wholly-owned subsidiaries. The Company capitalized $10.9 million of debt issuance costs related to the 2019 Facility, $8.0 million of which is related to the term loan and $2.9 million related to the revolving credit facility.

After consideration of outstanding borrowings and letters of credit secured by the 2019 Facility, the Company had $150.0 million and $260.0 million of available borrowing capacity under the revolving credit facility as of January 3, 2021 and December 29, 2019, respectively.

The 2019 Facility provides for quarterly scheduled principal payments on the term loan and repayment of all outstanding balances on the term loan and revolving credit facility at maturity, June 13, 2024. Further, the Company may be required to prepay additional amounts annually pursuant to the related debt agreement and upon the occurrence of a prepayment event each as defined in the 2019 Facility. Because the amounts of any such future repayments are not currently determinable, they are excluded from the long-term debt maturities schedule below.

Interest on borrowings under the 2019 Facility is payable either at the London Interbank Offered Rate (“LIBOR”) rounded up to the next 1/16% of 1% or the Alternate Base Rate (which is the greatest of the prime rate, the Federal Funds rate plus 0.50%, or the one-month LIBOR rate plus 1.00%), in each case plus the Applicable Rate. The Applicable Rate for LIBOR loans ranges from 1.75% to 2.25%, and for Base Rate loans ranges from 0.75% to 1.25%, in each case depending on the Company’s leverage ratio. All borrowings outstanding under the 2019 Facility as of January 3, 2021 and December 29, 2019 were LIBOR loans. The Applicable Rate was 2.00% and 2.00% for the fiscal years ended January 3, 2021 and December 29, 2019, respectively, and the LIBOR rate was 0.19 % and 1.75% for the fiscal years ended January 3, 2021 and December 29, 2019, respectively, under the 2019 Facility. As of January 3, 2021 and December 29, 2019, $505.0

million out of the $656.3 million term loan balance and $455.0 million out of the $700.0 million term loan balance, respectively, was hedged. The effective interest rate on the term loan was approximately 3.67% and 4.11% for the fiscal years ended January 3, 2021 and December 29, 2019, respectively. Refer to Note 10, Derivative Instruments, to the Consolidated Financial Statements for further discussion of the interest rate swap arrangements.

The 2019 Facility allows the Company to obtain letters of credit without applying those amounts against the usage of the senior secured revolving credit facility. The Company is required to pay a fee equal to the Applicable Rate for LIBOR-based loans on the outstanding amount of letters of credit plus a fronting fee to the issuing bank. Commitment fees on the unused portion of the senior secured revolving credit facility range from 0.25% to 0.375%, based on the Company’s leverage ratio. At January 3, 2021, December 29, 2019 and December 30, 2018, the fee on the unused portion of the senior secured revolving credit facility was 0.25%, 0.25% and 0.38%, respectively, included in Interest expense in the Consolidated Statements of Operations.

Restrictions and Covenants

The 2019 Facility requires the Company to meet a maximum leverage ratio financial test. The leverage ratio is required to be not greater than 6.00 to 1.00 initially, reducing in steps throughout the term of the 2019 Facility ultimately to 5.00 to 1.00. The leverage ratio under the 2019 Facility was required to be below 5.50 to 1.00 and 6.00 to 1.00 as of January 3, 2021 and December 29, 2019, respectively and is calculated using Net Debt and Adjusted EBITDA as defined in the 2019 Facility.

The 2019 Facility also contains covenants which, among other things, generally limit (with certain exceptions): mergers, amalgamations or consolidations; the incurrence of additional indebtedness (including guarantees); the incurrence of additional liens; the sale, assignment, lease, conveyance or transfer of assets; certain investments; dividends and stock redemptions or repurchases in excess of certain amounts; transactions with affiliates; engaging in materially different lines of business; and other activities customarily restricted in such agreements. The 2019 Facility also prohibits the transfer of cash or other assets to the parent company, whether by dividend, loan or otherwise, but provides for exceptions to enable the parent company to pay taxes, directors’ fees and operating expenses, as well as exceptions to permit dividends in respect of the Company’s common stock and stock redemptions and repurchases, to the extent permitted by the 2019 Facility. Substantially all of the net assets of the Company’s consolidated subsidiaries were restricted as of January 29, 2021. As of January 3, 2021 and December 29, 2019, the Company was in compliance with the financial and other covenants related to the 2019 Facility.

The 2019 Facility also contains customary events of default including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, non-loan party indebtedness in excess of $35.0 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $35.0 million and the occurrence of a change of control.

Borrowings and issuances of letters of credit under the 2019 Facility are subject to the satisfaction of usual and customary conditions, including the accuracy of representations and warranties and the absence of defaults.

The aggregate maturities of the 2019 Facility for each of the following five years by fiscal year are as follows:

Fiscal year	Principal Amount
2021	$35,000
2022	35,000
2023	35,000
2024	701,250
2025	—

Cash Payments of Interest

Interest paid, inclusive of debt issuance costs, totaled $33.5 million, $40.1 million and $29.9 million in the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Financing Obligations

The Company has long-term financing obligations primarily in the form of lease obligations (related to both Company-operated and franchised restaurants). Refer to Note 8, Leases, to the Consolidated Financial Statements for additional discussion of the financing obligations.

Note 8—Leases

The Company has various lease agreements related to real estate, vehicles and equipment. Its operating leases include real estate (buildings and ground), vehicles and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the term. The operating lease right-of-use asset also includes accrued lease expense resulting from the straight-line accounting under prior accounting methods, which is now being amortized over the remaining life of the lease.

The Company is the lessee on a number of ground leases and multiple building leases, which were classified as operating leases under ASC 840. As the Company elected the package of practical expedients, the Company was not required to reassess the classification of these existing leases and as such, these leases continue to be accounted for as operating leases. In the event the Company modifies the existing leases, or enters into new ground or building leases in the future, such leases may be classified as finance leases.

The Company’s finance leases relate primarily to vehicles and equipment. The lease payments are largely fixed in nature. The Company is generally obligated for the cost of property taxes, insurance and common area maintenance relating to its leases, which are variable in nature. The Company determines the variable payments based on invoiced amounts from Lessors. The Company has elected to not apply the recognition requirements to leases of twelve months or less. These leases will be expensed on a straight-line basis, and no operating lease liability will be recorded. In March 2018, the Company entered into a sale-leaseback transaction whereby the Company disposed of fixed assets with a net book value of $38.6 million and received proceeds of $77.4 million, net of expenses. In October 2018, the Company entered into another sale-leaseback transaction whereby the Company disposed of fixed assets with a net book value of $1.4 million and received proceeds of $2.0 million, net of expenses. The gains on sale were previously deferred and were being recognized ratably over the term of 20 years for each leaseback under ASC 840. The gains on sale were recognized in the Consolidated Statements of Changes in Shareholders’ Equity upon the adoption of ASC 842.

The Company included the following amounts related to operating and finance assets and liabilities within the Consolidated Balance Sheets:

		As of
		January 3, 2021	December 29, 2019
Assets	Classification
Operating lease	Operating lease right of use asset, net	$399,688	$385,153
Finance lease	Property and equipment, net	23,556	22,166

Total leased assets		$423,244	$407,319

Liabilities
Current
Operating lease	Current operating lease liabilities	$45,675	$46,943
Finance lease	Current portion of long-term debt	6,245	2,611
Noncurrent
Operating lease	Noncurrent operating lease liabilities	376,099	354,876
Finance lease	Long-term debt, less current portion	19,979	24,477

Total leased liabilities		$447,998	$428,907

The Company has long-term contractual obligations primarily in the form of lease obligations related to Company-operated restaurants and franchised restaurants. Interest expense associated with the finance lease obligations is computed using the incremental borrowing rate at the time the lease is entered into and is based on the amount of the outstanding lease obligation.

The weighted-average remaining lease term and weighted-average discount rate for operating and finance leases were as follows:

	As of
	January 3, 2021	December 29, 2019
Weighted average remaining lease term (in years)
Operating lease	11.1	14.3
Finance lease	12.0	15.6
Weighted average discount rate
Operating lease	6.94%	7.20%
Finance lease	7.13%	7.30%

Lease costs were as follows:

		For Fiscal Years Ended
		January 3, 2021	December 29, 2019
Lease cost	Classification
Operating lease cost	Selling, general and administrative expense	$3,127	$2,816
Operating lease cost	Operating expenses	70,855	45,732
Short-term lease cost	Operating expenses	2,867	1,850
Variable lease costs	Operating expenses	9,195	13,161
Sublease income	Royalties and other revenues	(506)	(480)
Finance lease cost:
Amortization of right-of-use assets	Depreciation and amortization expense	2,587	2,469
Interest on lease liabilities	Interest expense, net	$2,040	$1,915

Supplemental disclosures of cash flow information related to leases were as follows:

	For Fiscal Years Ended
	January 3, 2021	December 29, 2019
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$78,465	$59,227
Operating cash flows from finance leases	1,781	1,914
Financing cash flows from finance leases	3,694	1,290
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	74,979	135,163
Finance leases	$7,500	$5,062

A majority of the leases include options to extend the lease. If the Company is reasonably certain to exercise an option to extend a lease, the extension period is included as part of the right-of-use asset and the lease liability. Some of the leases include an option to early terminate the lease. Leases with an early termination option generally involve a termination payment. For the twelve months ending January 3, 2021 and December 29, 2019, the Company recorded lease termination costs of $4.4 million and $2.6 million, respectively. Correspondingly, the right-of-use assets were reduced by $4.4 million and $2.6 million, respectively. For the twelve months ending December 30, 2018, lease termination costs represent the estimated fair value of liabilities related to unexpired leases, after reduction by the amount of accrued rent expense, if any, related to the leases, and are recorded when the lease contracts are terminated or, if earlier, the date on which the Company cease use of the leased property. The fair values of these liabilities were estimated as the excess, if any, of the contractual payments required under the unexpired leases over the current market lease rates for the properties, discounted at a credit-adjusted risk-free rate over the remaining term of the leases. The provision for termination costs were $0.4 million for the twelve months ending December 30, 2018. Correspondingly, the lease termination costs were $0.4 million for fiscal year 2018.

The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company also does not provide any residual value guarantees for the leases or have any significant leases that have yet to be commenced.

At the inception of the contract, management determines if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The incremental borrowing rate (“IBR”) reflects a fully secured rate based on the credit rating taking into consideration the repayment timing of the lease and any impacts due to the economic environment in which the lease operates. The estimate of the incremental borrowing rate reflects considerations such as market rates for the outstanding debt, interpolations of rates for leases with terms that differ from the outstanding debt, and market rates for debt of companies with similar credit ratings.

Future lease commitments to be paid by the Company as of January 3, 2021 were as follows:

Fiscal year	Operating Leases	Finance Leases
2021	$73,109	$4,146
2022	66,429	3,367
2023	55,984	2,778
2024	53,198	2,508
2025	48,040	2,479
Thereafter	348,283	28,467

Total lease payments	645,043	43,745
Less: interest	(223,269)	(17,521)

Present value of lease liabilities	$421,774	$26,224

Rent expense, net of rental income, totaled $42.6 million for the fiscal year ended December 30, 2018 under ASC 840. Such rent expense includes rents under non-cancelable operating leases as well as sundry short-term rentals.

Note 9—Fair Value Measurements

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of January 3, 2021 and December 29, 2019:

	January 3, 2021
	Level 1	Level 2	Level 3
Assets:
401(k) mirror plan assets	$237	$—	$—
Foreign currency derivative	—	131	—
Commodity derivatives	—	420	—

	$237	$551	$—

Liabilities:
Interest rate derivative	—	32,813	—

	$—	$32,813	$—

	December 29, 2019
	Level 1	Level 2	Level 3
Assets:
401(k) mirror plan assets	$319	$—	$—
Foreign currency derivative	—	152	—
Commodity derivatives	—	153	—

	$319	$305	$—

Liabilities:
Interest rate derivative	—	13,573	—

	$—	$13,573	$—

There were no transfers of financial assets or liabilities among the levels within the fair value hierarchy during the fiscal years ended January 3, 2021 and December 29, 2019. The Company’s derivatives are valued using discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and currency rates.

Note 10—Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations. Management evaluates various strategies in managing its exposure to market-based risks, such as entering into transactions to manage its exposure to commodity price risk and floating interest rates. The Company does not hold or issue derivative instruments for trading purposes. The Company is exposed to credit-related losses in the event of non-performance by the counterparties to its derivative instruments. The Company mitigates this risk of nonperformance by dealing with highly rated counterparties.

Commodity Price Risk

The Company is exposed to the effects of commodity price fluctuations in the cost of ingredients of its products, of which flour, sugar and shortening are the most significant. In order to bring greater stability to the cost of ingredients, from time to time the Company may forward contract for supply, purchases exchange-traded commodity futures contracts and options on such contracts, for raw materials which are ingredients of its products or which are components of such ingredients, including wheat and soybean oil. The Company is also exposed to the effects of commodity price fluctuations in the cost of gasoline used by its delivery vehicles. To mitigate the risk of fluctuations in the price of its gasoline purchases, the Company may purchase swaps, exchange-traded commodity futures contracts and options on such contracts. The difference between the cost, if any, and the fair value of commodity derivatives is reflected in earnings because the Company has not designated any of these instruments as hedges. Gains and losses on these contracts are intended to offset losses and gains on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating commodity prices. The settlement of commodity derivative contracts is reported in the Consolidated Statements of Cash Flows as a cash flow from operating activities. As of January 3, 2021 and December 29, 2019 the total notional amount of commodity derivatives was 3.0 million and 0.8 million gallons of gasoline, respectively. They were scheduled to mature between January 1, 2021 and December 1, 2022 and December 31, 2019 and December 31, 2020, respectively. As of January 3, 2021 and December 29, 2019, the Company has recorded an asset of $0.4 and $0.2 million, respectively, related to the fair market values of its commodity derivatives.

Interest Rate Risk

The Company is exposed to market risk from increases in interest rates on any borrowings outstanding under its Debt Facility. In November 2016, the Company entered into various interest rate swap agreements (“original interest rate swap”) with a notional amount totaling $300.0 million that would have matured in July 2021. Under the original interest rate swap agreements, the Company made payments based on a fixed rate of 1.18% and in exchange received payments at a variable rate based on the one-month LIBOR. In April 2018, the Company novated these interest swap agreements and realized a gain of $10.2 million, of which $7.0 million had been unrealized as of December 31, 2017. Prior to the novation, none of the outstanding interest rate swaps had been designated as hedges. The Company recorded gains of $3.2 million and $1.7 million during the fiscal years ended December 30, 2018 and December 31, 2017, respectively, which were included as a component of interest expense.

In May 2018, following the novation of its original interest rate swap, the Company entered into a new interest rate swap (“May 2018 swap agreement”). The May 2018 interest rate swap agreements had a notional amount of $300.0 million and were to mature in July 2021. Under the novated swap agreements, the Company had fixed the variable portion of the interest rate on a portion of the Debt Facility and was required to make payments based on a fixed rate of 2.70% and in exchange would receive payments at a variable rate based on the one-month LIBOR. In November 2018, the Company entered into a new interest swap agreement with an aggregate notional amount of $155.0 million (“November 2018 swap agreements”). Under the November 2018 swap agreements, the Company made payments based on a fixed rate of 2.92% and in exchange received payments at a variable rate based on the one-month LIBOR. The November 2018 swap agreements were to mature in November 2023, corresponding with an expected extension of the Debt Facility.

In June 2019, following its debt modification (modification to the “2019 Debt Facility”), the Company effectively cancelled its swap agreements on $300.0 million of the $455.0 million hedged notional and entered into new agreements with the same counterparties (the “June 2019 swap agreement”). The only differences between these new agreements and the prior versions included an extension of the maturity term of the swaps from 2023 to 2024, and the locking in of a new payment rate on the fixed leg of the swaps (1.99%), through the 2024 maturity.

In February 2020, the Company effectively cancelled its swap agreements on the other $155.0 million hedged notional and entered into new agreements with the same counterparties (the “February 2020 swap agreement”). The only differences between these new agreements and the prior versions included an extension of the maturity term of the swaps from 2023 to 2024, and the locking in of a new payment rate on the fixed leg of the swaps (2.72%), through the 2024 maturity. At the same time, the Company also entered into a new interest rate swap agreement with a notional amount of $50.0 million and a maturity date in June 2024. Under this swap agreement, the Company had fixed the variable portion of the interest rate on a portion of the Debt Facility and was required to make payments based on a fixed rate of 0.95% and in exchange would receive payments at a variable rate based on the one-month LIBOR

The net effect of the interest rate swap arrangements will be to fix the interest rate on the term loan under the 2019 Debt Facility up to the notional amount outstanding at the rates payable under the swap agreements plus the Applicable Rate (as defined by the 2019 Debt Facility). Management has designated the 2018, the June 2019 and the February 2020 swap agreements as cash flow hedges and recognized the changes in the fair value of these swaps in other comprehensive income. As of January 3, 2021 and December 29, 2019, the Company has recorded liabilities of $32.8 million and $13.6 million, respectively, related to the fair market values of its interest rate derivatives. The cash flows associated with the interest rate swaps are reflected in the operating activities in the Consolidated Statements of Cash Flows, which is consistent with the classification as operating activities of the interest payments on the term loan.

All of the interest rate swap derivatives have certain early termination triggers caused by an event of default or termination. The events of default include failure to make payments when due, failure to give notice of a termination event, failure to comply with or perform obligations under the agreements, bankruptcy or insolvency and defaults under other agreements (cross-default provisions).

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency risk primarily from its investments in consolidated subsidiaries that operate in the United Kingdom, Ireland, Australia, New Zealand, Mexico and Japan. In order to mitigate foreign exchange fluctuations, the Company enters into foreign exchange forward contracts. Management has not designated these forward contracts as hedges. As of January 3, 2021 and December 29, 2019, the total notional amount of foreign exchange derivatives was $26.7 million and $13.0 million, respectively. They were scheduled to mature in January 2021 and January 2020, respectively. As of January 3, 2021 and December 29, 2019, the Company has recorded an asset of $0.1 million and $0.2 million, respectively, related to the fair market values of its foreign exchange derivatives.

Quantitative Summary of Derivative Positions and Their Effect on Results of Operations

The following tables present the fair values of derivative instruments included in the Consolidated Balance Sheets as of January 3, 2021 and December 29, 2019, for derivatives not designated as hedging instruments and derivatives designed as hedging instruments, respectively. The Company only has cash flow hedges that are designated as hedging instruments.

	Derivatives Fair Value
Derivatives Not Designated as Hedging Instruments	January 3, 2021	December 29, 2019	Balance Sheet Location
Foreign currency derivatives	$131	$152	Prepaid expense and other current assets
Commodity derivatives	420	153	Prepaid expense and other current assets

	$551	$305

	Derivatives Fair Value
Derivatives Designated as Hedging Instruments	January 3, 2021	December 29, 2019	Balance Sheet Location
Interest rate derivatives	$10,235	$678	Accrued liabilities
Interest rate derivatives	22,578	12,895	Other long-term obligations and deferred credits

	$32,813	$13,573

The effect of derivative instruments on the Consolidated Statements of Operations for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018:

	Amount of Derivative Gain (Loss) Recognized in Income in Fiscal Years Ended
Derivatives Designated as Hedging Instruments	January 3, 2021	December 29, 2019	December 30, 2018	Location of Derivative Gain (Loss) Recognized in Income
Loss on interest rate derivatives	$(7,633)	$(1,774)	$(995)	Interest expense, net

	$(7,633)	$(1,774)	$(995)

	Amount of Derivative Gain (Loss) Recognized in Income in Fiscal Years Ended
Derivatives Not Designated as Hedging Instruments	January 3, 2021	December 29, 2019	December 30, 2018	Location of Derivative Gain (Loss) Recognized in Income
Gain on interest rate derivatives	$—	$—	$3,250	Interest expense, net
Loss on foreign currency	(21)	(248)	(1,727)	Other non-operating expense/(income), net
Gain on commodity derivatives	267	153	—	Other non-operating expense/(income), net

	$246	$(95)	$1,523

Note 11—Employee Benefit Plans

Defined contribution plans

The Company has a 401(k) savings plan (the “401(k) Plan”) to which eligible employees may contribute up to 100% of their salary and bonus on a tax deferred basis, subject to statutory limitations. The Company currently matches 100% of the first 3% and 50% of the next 2% of compensation contributed by each employee to the 401(k) Plan.

The Company operates defined contribution plans in the UK and Republic of Ireland (“KKUK and Ireland Contribution Plans”), to which eligible employees may contribute up to 100% of their salary, subject to statutory limitations. The Company currently matches contributions at a rate of 3% of pensionable earnings. The KKUK and Ireland Contribution Plans are pension plans under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The Company’s Insomnia Cookies subsidiary sponsors a 401(k) plan (the “Insomnia Cookies Contribution Plan”) which allows all its eligible employees to elect to defer up to 100% of their annual compensation not to exceed statutory limits. The Insomnia Cookies Contribution Plan provides for discretionary matching contributions, which may not exceed 2% of the employee’s overall compensation.

KK Australia operates a defined contribution retirement benefit plan for its employees in Australia (the “Australia Plan”) and in New Zealand (the “New Zealand Plan”). The Company contributes 9.5% of employee compensation to the Australia Plan and matches employee contributions of up to 3% of compensation to the New Zealand Plan.

Total contribution plan expense for defined contribution plans is $4.9 million, $4.6 million and $3.5 million for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Other employee benefit plans

The Company has a Nonqualified Deferred Compensation Plan (the “401(k) Mirror Plan”) designed to enable officers of the Company whose contributions to the 401(k) Plan are limited by certain statutory limitations to have the same opportunity to defer compensation as is available to other employees of the Company under the qualified 401(k) savings plan. The investments are not a legally separate fund of assets and are subject to the claims of the Company’s general creditors. Such investments are included in Other assets in the Consolidated Balance Sheets. The corresponding liability to participants is included in Other long-term obligations and deferred credits in the Consolidated Balance Sheets. The balance in the asset and corresponding liability account was $0.2 million and $0.3 million as of January 3, 2021 and December 29, 2019, respectively.

KK Mexico operates defined benefit plans for its employees related to seniority premium (the “Mexico Seniority Premium Plan”) and termination indemnity (the “Mexico Termination Indemnity Plan”). The Mexico Seniority Premium Plan provides eligible employees a defined benefit of 12 days of salary per full year of service, and the Mexico Termination Indemnity Plan provides eligible employees a defined benefit of up to three months of base salary. Net periodic benefit cost for these plans totalled less than $0.1 million for the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

Note 12—Share-based Compensation

The Company and certain of its subsidiaries issue time-vested restricted stock units (“RSUs”) under their respective executive ownership plans and long-term incentive plans. The time-vested RSUs are awarded to eligible employees and non-employee directors and entitle the grantee to receive shares of common stock at the end of a vesting period. The shares vest in 54 months from the date of grant and include a minimum holding period of six months before the shareholder may redeem the shares. Throughout the vesting period and the holding period, shareholders are subject to the market risk on the value of their shares.

The U.S. employees and directors are granted RSUs held by KKHI. The U.K. employees receive RSUs held by KKUK. The Insomnia Cookies employees receive RSUs held by Insomnia. The Australia employees receive RSUs held by KK Australia. The Mexico employees receive RSUs held by KK Mexico.

Restricted stock activity under the various plans during the fiscal years presented is as follows:

	Non-vested shares outstanding at December 30, 2018	Granted	Vested	Forfeited	Non-vested shares outstanding at December 29, 2019	Granted	Vested	Forfeited	Non-vested shares outstanding at January 3, 2021
KKHI
Shares	697,935	144,924	33,723	60,918	748,218	124,702	651	28,781	843,488
Weighted Average Grant Date Fair Value	$53.10	75.24	50.34	51.32	$57.66	92.92	56.06	62.95	$62.69
KKUK
Shares	434,810	3,258	—	22,000	416,068	—	—	11,500	404,568
Weighted Average Grant Date Fair Value	$12.36	21.33	—	12.22	$12.44	—	—	12.22	$12.45
Insomnia Cookies
Shares	19,356	16,203	809	3,791	30,959	13,688	810	14,558	29,279
Weighted Average Grant Date Fair Value	$63.70	72.10	74.12	63.70	$67.82	66.71	74.12	64.30	$68.87
KK Australia
Shares	1,859,573	21,368	—	—	1,880,941	63,560	—	100,260	1,844,241
Weighted Average Grant Date Fair Value	$1.47	1.61	—	—	$1.47	1.67	—	1.36	$1.48
KK Mexico
Shares	—	—	—	—	—	25,055	—	—	25,055
Weighted Average Grant Date Fair Value	$—	—	—	—	$—	29.21	—	—	$29.21

The Company recorded total non-cash compensation expense related to the RSUs under the plans of $11.6 million, $10.7 million and $9.4 million for fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. The deferred tax benefits recognized were $2.7 million, $2.6 million and $2.3 million for fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

The unrecognized compensation cost related to the unvested RSUs and the weighted-average period over which such cost is expected to be recognized are as follows:

	As of January 3, 2021
	Unrecognized compensation cost	Recognized over a weighted- average period of
KKHI	$22,985	1.9 years
KKUK	807	0.6 years
Insomnia Cookies	1,466	3.4 years
KK Australia	1,116	1.9 years
KK Mexico	$732	4.5 years

The estimated fair value of restricted stock is calculated using a market approach (i.e. market multiple is used for the KKHI, KKUK and Insomnia Cookies’ plans and an agreed-upon EBITDA buyout multiple is used for KK Australia and KK Mexico plans).

The total grant date fair values of shares vested under the KKHI plan were $0.0 million, $1.7 million and $0.0 million for fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. The total fair values of shares vested under the Insomnia Cookies’ plan were $0.1 million and $0.1 million for fiscal years ended January 3, 2021 and December 29, 2019; no shares vested in 2018. No shares under the KKUK, KK Australia and KK Mexico vested during the three fiscal years presented.

Note 13—Income Taxes

Income (loss) before income taxes consisted of:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
United States	$(47,080)	$(34,836)	$(27,067)
International	(4,748)	13,412	9,310

Total	$(51,828)	$(21,424)	$(17,757)

The components of the provision for income taxes are as follows:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Current:
Federal	$—	$2,209	$—
State	156	(396)	243
International	8,992	2,342	12,346

Total Current	9,148	4,155	12,589

Deferred:
Federal	(8,844)	10,117	(11,938)
State	13,472	(743)	(3,143)
International	(4,664)	(952)	(2,826)

Total Deferred	(36)	8,422	(17,907)

Income tax expense	$9,112	$12,577	$(5,318)

A reconciliation of the statutory U.S. federal income tax rate and the Company’s effective tax rate is as follows:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Statutory Federal Rate	21.0%	21.0%	21.0%
State Income Taxes, net of federal Benefit	4.1	0.8	7.9
Foreign operations	(10.7)	6.0	(42.6)
Credit for foreign income taxes	—	6.3	42.6
Change in valuation allowance	(34.9)	(31.0)	—
Non- Controlling Interest	2.6	(3.3)	(2.0)
Impact of uncertain tax positions	(1.3)	(55.8)	(0.6)
Other permanent differences	1.3	3.0	0.5
Transaction Costs	(0.8)	(10.0)	(2.7)
Deferred Adjustments	(0.9)	(10.2)	—
Other	2.0	14.5	5.8

Effective tax rate	(17.6)%	(58.7)%	29.9%

The Company establishes valuation allowances for deferred income tax assets in accordance with GAAP, which provides that such valuation allowances shall be established unless realization of the income tax benefits is more likely than not.

The Company recognizes deferred income tax assets and liabilities based upon its expectation of the future tax consequences of temporary differences between the income tax and financial reporting bases of assets and liabilities. Deferred tax liabilities generally represent tax expense recognized for which payment has been deferred, or expenses which have been deducted in the Company’s tax returns, but which have not yet been recognized as an expense in the financial statements. Deferred tax assets generally represent tax deductions or credits that will be reflected in future tax returns for which the Company has already recorded a tax benefit in the Consolidated Financial Statements.

The Company continues to assert permanent reinvestment with respect to its initial basis differences of international affiliates but does not assert indefinite reinvestment on the earnings of the foreign subsidiaries. Accordingly, no deferred taxes have been provided for with regard to the Company’s initial basis difference in international affiliates. Due to the complexities of tax law in the respective jurisdictions, it is not practical to estimate the tax liability that might be incurred if such earnings were remitted to the US. The Company has not established a deferred tax liability for the earnings of the foreign subsidiaries as any distributions made from those jurisdictions are expected to be made in a tax neutral manner.

The tax effects of temporary differences are as follows:

	As of
	January 3, 2021	December 29, 2019
Deferred income tax assets
Intangible assets	$1,884	$2,083
Accrued compensation	3,302	2,215
Insurance accruals	2,040	2,118
Share-based compensation	7,676	5,018
Deferred revenue	1,903	1,273
Acquisition costs	1,091	299
Subsidiary investments	—	880
Disallowed interest expense	9,660	9,916
Lease liability	91,828	82,898
Foreign net operating loss carryforward	574	1,163
Foreign capital loss carryforwards	23,067	15,923
Federal net operating loss carryforward	22,976	—
Federal tax credits	12,320	9,205
State net operating loss and credit carryforwards	9,082	9,578
Unrealized gain/loss	8,203	3,889
Other	11,243	8,078

Gross deferred income tax assets	206,849	154,536
Valuation allowance	(40,502)	(25,852)

Deferred income tax assets, net of valuation allowance	166,347	128,684

	As of
	January 3, 2021	December 29, 2019
Deferred income tax liabilities
Intangibles	(150,818)	(157,327)
Subsidiary investments	(5,359)	—
Property and equipment	(19,104)	(4,841)
Foreign reacquired franchise rights	(44,236)	(37,763)
Right of use asset	(85,764)	(80,101)
Other	(5,840)	(1,362)

Gross deferred income tax liabilities	(311,121)	(281,394)

Net deferred income tax liabilities	$(144,774)	$(152,710)

The presentation of deferred income taxes on the Consolidated Balance Sheets is as follows:

	As of
	January 3, 2021	December 29, 2019
Included in:
Other assets	$92	$—
Deferred income taxes, net	(144,866)	(152,710)

Net deferred income tax liabilities	$(144,774)	$(152,710)

The changes in the valuation allowance on deferred income tax assets are summarized as follows:

	As of
	January 3, 2021	December 29, 2019
Balance at beginning of year	$25,852	$2,533
KKUK valuation allowance change	(209)	(12)
Increase in valuation allowance on state net operating losses	11,786	—
Foreign tax credit valuation allowance	2,220	6,644
Increase in valuation allowance on other credits	853	—
KKMX valuation allowance	—	16,687

Balance at end of year	$40,502	$25,852

The valuation allowances of $40.5 million and $25.9 million as of January 3, 2021 and December 29, 2019 respectively, represent the portion of its deferred tax assets the Company estimated would not be realized in the future. Of the $40.5 million as of January 3, 2021, $16.7 million is for KK Mexico losses and capital loss carryforwards that are not expected to generate taxable income sufficient to utilize the losses, and $12.0 million is for U.S. foreign tax credits and general business credits for which sufficient taxable income is not expected to be generated. In addition, as of January 3, 2021, after analyzing the positive and negative evidence associated with the Company’s state NOLs and the Company’s associated state profile, a valuation allowance of $11.8 million was recorded associated with the respective U.S. state and local NOLs.

Realization of net deferred tax assets generally is dependent on generation of taxable income in future periods. While the Company believes its forecast of future taxable income is reasonable, actual results will inevitably vary from management’s forecasts. Such variances could result in adjustments to the valuation allowance on deferred tax assets in future periods, and such adjustments could be material to the financial statements.

As of January 3, 2021, the Company had NOL carryforwards of approximately $243.0 million for U.S. state tax purposes and $109.4 million for U.S. federal tax purposes. As of December 29, 2019, the Company had NOL carryforwards of approximately $214.8 million for U.S. state tax purposes and none for U.S. federal tax purposes. U.S. federal NOL carryforwards are eligible to be carried forward indefinitely. A portion of the Company’s U.S. state tax carryforwards will begin to expire in the current year. As provided above, as of January 3, 2021, the Company recorded a valuation allowance against the entire balance of state net operating loss carryforwards based on management’s determination that it is more likely than not that the tax benefits related to these assets will not be utilized. As of January 3, 2021 and December 29, 2019 the Company had foreign NOL carryforwards of approximately $2.4 million and $4.5 million, respectively. As of December 29, 2019, $1.3 million of NOL carryforwards have no expiration, and the remaining have a 10-year carryover. As of December 29, 2019, the Company had foreign capital loss carryforwards of $53.0 million. The loss carryforwards have a 10-year carryover period.

As of January 3, 2021, the Company had various tax credit carryforwards of $12.0 million for U.S. federal purposes and zero for U.S. state purposes. As of December 29, 2019, the Company had various tax credit carryforwards of $9.0 million for U.S. federal purposes and zero for U.S. state purposes. If not utilized, the credits can be carried forward between 10 and 20 years. If certain substantial changes in the entity’s ownership occur, there would be an annual limitation on the amount of the NOLs and credits that can be utilized.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted to provide economic relief to those impacted by the COVID-19 pandemic. .The CARES Act made various tax law changes including among other things (i) modifications to the federal NOL carryback rules, (ii) increased the limitation under IRC Section 163(j) for 2019 and 2020 to permit additional expensing of interest, and (iii) enacted a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k). The Company was able to take additional deductions as a result of the CARES Act, resulting in additional NOLs for the fiscal years ended January 3, 2021 and December 29, 2019. The Company was also able to defer $8.3 million social security taxes to future years.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. For U.S. federal tax purposes, tax years prior to the year ended December 31, 2016 are closed for assessment purposes; however, tax years in which a NOL was generated will remain open for examination until the statute of limitations will close on tax years utilizing NOL carry forwards to reduce the tax due. Generally, the statute of limitations will close on tax years utilizing NOL carryforwards three years subsequent to the utilization of NOLs. For state purposes, the statute of limitations remains open in a similar manner for states where the Company generated NOLs.

Income tax payments, net of refunds, were $9.3 million and $9.3 million in the fiscal years ended January 3, 2021 and December 29, 2019, respectively.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	As of
	January 3, 2021	December 29, 2019
Unrecognized tax benefits at beginning of year	$17,342	$2,981
Increases related to positions taken in the current year	18	8
Increases (decreases) related to positions taken in prior years	(19)	14,382
Lapsing of statutes of limitations	—	(29)

Unrecognized tax benefits at end of year	$17,341	$17,342

Approximately all of the aggregate $17.3 million and $17.3 million of unrecognized income tax benefits as of January 3, 2021 and December 29, 2019, respectively, would, if recognized, impact the annual effective tax rate. The Company does not believe that changes in its uncertain tax benefits will result in a material impact during the next twelve months.

The Company’s policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company’s Consolidated Balance Sheets reflect approximately $1.9 million and $1.3 million of accrued interest and penalties as of January 3, 2021 and December 29, 2019, respectively. Interest and penalties were not material during the years presented in the Company’s Consolidated Statements of Operations.

Note 14—Commitments and Contingencies

Except as disclosed below, the Company currently is not a party to any material legal proceedings.

Pending Litigation

K2 Asia litigation

On April 7, 2009, a Cayman Islands corporation, K2 Asia Ventures and its owners filed a lawsuit in Forsyth County, North Carolina Superior Court against the Company, the Company’s franchisee in the Philippines and other persons associated with the franchisee. The suit alleges that the Company and the other defendants conspired to deprive the plaintiffs of claimed “exclusive rights” to negotiate franchise and development agreements with prospective franchisees in the Philippines and sought at least $3.0 million. The Company believes that these allegations lack merit and continues to vigorously defend against the lawsuit. On July 26, 2013, the Superior Court dismissed the Philippines-based defendants for lack of personal jurisdiction and the plaintiffs appealed that decision. On January 22, 2015, the North Carolina Supreme Court denied the plaintiffs’ request to review the case. The Company moved for summary judgment on May 7, 2015, on the basis that the remaining plaintiff was not the real party in interest. On November 13, 2018, the Superior Court entered an order granting the motion and dismissing the action pursuant to Rules 17(a) and 41(b). This dismissal was without prejudice to the real party in interest commencing a new action for the same claims within six months, which did not occur. The plaintiff filed a notice of appeal from that order to the North Carolina Court of Appeals on December 13, 2018. The Court of Appeals on September 1, 2020 affirmed the trial court’s November 13, 2018 Order dismissing the action. On September 16, 2020, the plaintiff filed a petition for rehearing en banc, which the Court of Appeals denied on October 16, 2020. On November 2, 2020, the plaintiff filed with the North Carolina Supreme Court a petition for discretionary review. The Company filed a response to this petition on November 16, 2020. The Company is awaiting a decision from the Court. The Company does not believe it is probable that a loss has been incurred with respect to this matter, and accordingly no liability related to it has been reflected in the accompanying financial statements.

Insomnia Cookies litigation related to employee wages

Insomnia Cookies was a party to a class action lawsuit alleging violations of minimum wage laws, overtime laws and attendant recordkeeping requirements. The complaint alleged that Insomnia Cookies did not (i) properly reimburse delivery employees for personal expenses incurred while making deliveries, (ii) properly notify delivery employees regarding tip credits and (iii) calculate overtime pay correctly. Insomnia Cookies settled with plaintiff for approximately $1.5 million during the fiscal year ended January 3, 2021 which was previously accrued at $2.0 million as of December 29, 2019.

Insomnia Cookies is also currently a party to a class action lawsuit alleging violations of unfair competition, unpaid minimum wages, unpaid overtime, meal and rest period violations and unpaid premiums, failure to reimburse for business expenses, untimely paid wages, and violation of the California Private Attorneys General Act. Insomnia Cookies is vigorously defending these claims. At this time, the Company is unable to predict the outcome of these lawsuits, the potential loss or range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations.

TSW Food, LLC litigation

On November 13, 2020, TSW Foods, LLC (“TSW”), a reseller of certain Krispy Kreme packaged products, filed a demand for arbitration and statement of claim alleging Anticipatory Repudiation of the Master Reseller Agreement, Breach of the Master Reseller Agreement, and Breach of the Implied Covenant of Good Faith and Fair Dealing. On December 12, 2020, the Company filed its answering statement denying all of TSW’s claims. On February 8, 2021, the Company filed its counterclaim against TSW alleging Breach of Master Reseller Agreement, Breach of Trade Secret Agreement, and Breach of Good Faith and Fair Dealing. On March 5, 2021, TSW filed its answering statement denying all of the Company’s claims. The Company intends to vigorously defend against TSW’s claims and prosecute its counterclaims. At this time, the Company is unable to predict the outcome of this matter, the potential loss or range of loss, if any, associated with the resolution of this matter or any potential effect it may have on the Company or its operations.

Other Legal Matters

The Company also is engaged in various legal proceedings arising in the normal course of business. The Company maintains insurance policies against certain kinds of such claims and suits, including insurance policies for workers’ compensation and personal injury, all of which are subject to deductibles. While the ultimate outcome of these matters could differ from management’s expectations, management currently does not believe their resolution will have a material adverse effect on the Company’s Consolidated Financial Statements.

Purchase Commitments

The Company is exposed to the effects of commodity price fluctuations on the cost of ingredients for its products, of which flour, shortening and sugar are the most significant. In order to secure adequate supplies of products and bring greater stability to the cost of ingredients, the Company routinely enters into forward purchase contracts with suppliers under which it commits to purchase agreed-upon quantities of ingredients at agreed-upon prices at specified future dates. Typically, the aggregate outstanding purchase commitment at any point in time will range from one month to several years of anticipated ingredients purchases, depending on the ingredient. In addition, from time to time the Company enters into contracts for the future delivery of equipment purchased for resale and components of doughnut-making equipment manufactured by the Company. As of January 3, 2021 and December 29, 2019, the Company had approximately $48.3 million and $66.5 million, respectively, of commitments under ingredient and other forward purchase contracts. These ingredient and other forward purchase contracts are for physical delivery in quantities expected to be used over a reasonable period in the normal course of business. These agreements often meet the definition of a derivative. However, the Company does not measure its forward purchase commitments at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception under ASC 815. While the Company has multiple suppliers for most of the ingredients, the termination of the Company’s relationships with vendors with whom it has forward purchase agreements or those vendors’ inability to honor the purchase commitments, could adversely affect the Company’s results of operations and cash flows.

Other Commitments and Contingencies

The Company has guaranteed certain franchisee lease obligations, usually in connection with subleasing or assigning leases in connection with refranchising transactions. The remaining outstanding guarantee as of fiscal year ended January 3, 2021 expires in October 2021. The aggregate liability recorded for such obligations was $0.0 million and $0.1 million as of January 3, 2021 and December 29, 2019, respectively, and is included in Accrued liabilities.

One of the Company’s primary banks issued letters of credit on its behalf totaling $14.0 million and $12.2 million as of January 3, 2021 and December 29, 2019, respectively, substantially all of which secure the Company’s reimbursement obligations to insurers under its self-insurance arrangements.

Note 15—Related Party Transactions

As of January 3, 2021 and December 29, 2019, the Company had an equity ownership in two franchisees, KremeWorks USA, LLC (20% ownership) and KremeWorks Canada, L.P. (25% ownership), with an aggregate carrying value of $0.9 million and $1.0 million as of January 3, 2021 and December 29, 2019, respectively. Revenues from sales of ingredients and equipment to these franchisees were $6.6 million, $5.2 million and $5.0 million for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Royalty revenue from these franchisees of $1.2 million, $1.2 million and $1.1 million in each of the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Trade receivables from these franchisees are included in Accounts receivable, net on the balance sheet. These transactions were conducted pursuant to franchise agreements, the terms of which are substantially the same as the agreements with unaffiliated franchisees. Refer to Note 3, Accounts Receivable, net, to the Consolidated Financial Statements for more information.

In connection with tax sharing arrangements with JAB and other JAB portfolio companies, the Company had a $7.4 million related party receivable from JAB as of January 3, 2021 and December 29, 2019, respectively. In the fiscal year ended December 29, 2019, the Company collected $28.6 million cash from the related-party income tax receivable balance outstanding as of December 30, 2018. In addition, the Company had a $15.3 million and $0.0 million related party payable to the other JAB portfolio companies as of January 3, 2021 and December 29, 2019, respectively, offset with a $15.3 million income tax receivable due from taxing authorities.

The Company is party to a senior unsecured note agreement (the “original agreement”) with Krispy Kreme G.P. (“KK GP”). In the original agreement, which was outstanding prior to fiscal year ended December 30, 2018, the aggregate principal amount was $283.1 million. In April 2019, the Company entered into an additional unsecured note with KK GP for $54.0 million (the “additional agreement”), which in part funded the repayment of $78.9 million of third-party debt. The notes under both agreements will mature in series: $202.3 million in October 2027, $89.9 million in October 2028 and $44.9 million in October 2029, with an interest rate of 6.55%, 6.65% and 6.75%, respectively. Under both agreements, the interest payment is due 60 days after December 31 of each calendar year. Any overdue amount of principal and interest will bear interest payable at a rate per annum equal to the sum of (1) two percent and (2) the weighted average interest rates of the notes. The unpaid accrued interest is included in Related party notes payable in the Consolidated Balance Sheets. Additionally, the agreements include covenants that prohibit the Company to subordinate the notes to other unsecured indebtedness. As of January 3, 2021, and December 29, 2019, the outstanding amount of principal and interest was $344.6 million and $340.2 million, respectively. The interest expense for the fiscal years ended January 3, 2021, December 29, 2019 and December 30, 2018 was $22.5 million, $21.9 million and $18.9 million, respectively.

The Company granted loans to employees of KKHI, KKUK, KK Australia, KK Mexico and Insomnia Cookies for the purchase of shares in those subsidiaries. The loan balance was $18.7 million and $17.2 million as of January 3, 2021 and December 29, 2019, respectively, and it is presented as a reduction from Shareholders’ equity on the Consolidated Balance Sheet.

Note 16—Revenue Recognition

Disaggregation of Revenue

Revenues are disaggregated as follows:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Company shops, Branded Sweet Treat Line and DFD	$1,014,790	$788,607	$618,310
Mix and equipment revenue from franchisees	70,320	124,198	130,550
Franchise royalties, and other	36,926	46,603	47,023

	$1,122,036	$959,408	$795,883

Other revenues include advertising fund contributions, rental income, development and franchise fees and licensing royalties from Keurig related to Krispy Kreme brands coffee sales.

Contract Balances

Deferred revenue subject to ASC 606 and related receivables are as follows:

	January 3, 2021	December 29, 2019	Balance Sheet Classification
Trade receivables, net of allowances of $1,437 and $739, respectively	$39,624	$34,202	Accounts receivables, net
Deferred revenue
Current	16,045	13,622	Accrued liabilities
Non-current	2,838	3,377	Other long-term obligations and deferred credits

	$18,883	$16,999

Trade receivables at the end of each fiscal year relate primarily to payments due for royalties, franchise fees, advertising fees, sale of products and licensing fees. Deferred revenue primarily represents the Company’s remaining performance obligations under gift cards and franchise and development agreements for which consideration has been received or is receivable and is generally recognized on a straight-line basis over the remaining term of the related agreement. The noncurrent portion of deferred revenue primarily relates to the remaining performance obligations in the franchise and development agreements. Of the deferred revenue balances as of December 29, 2019, $7.8 million was recognized as revenue in the fiscal year ended January 3, 2021. Of the deferred revenue balance as of December 30, 2018, $4.9 million was recognized as revenue in fiscal the year ended December 29, 2019.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are either unsatisfied or partially satisfied as of January 3, 2021 is as follows:

Fiscal year
2021	$10,353
2022	4,164
2023	769
2024	769
2025	769
Thereafter	2,059

$18,883

The estimated revenue in the table above relates to gift cards, customer loyalty programs and franchise fees paid upfront which are recognized over the life of the franchise agreement. The estimated revenue does not contemplate future issuances of gift cards or benefits to be earned by members of customer loyalty programs. The estimated revenue also does not contemplate future franchise renewals or new franchise agreements for shops for which a franchise agreement or development agreement does not exist as of January 3, 2021. The Company has applied the sales-based royalty exemption which permits exclusion of variable consideration in the form of sales-based royalties from the disclosure of remaining performance obligations in the table above.

Note 17—Net Loss per Share

The following table presents the calculations of basic and diluted EPS:

	Fiscal Years Ended
(In thousands, except share and per share amounts)	January 3, 2021	December 29. 2019	December 30, 2018
Net loss attributable to Krispy Kreme, Inc.	$(64,301)	$(37,409)	$(14,072)
Adjustment to net loss attributable to common stockholders	(477)	278	1,643

Net loss attributable to common shareholders — Basic	$(64,778)	$(37,131)	$(12,429)
Additional income attributed to noncontrolling interest due to subsidiary potential common shares	(10)	(64)	(23)

Net loss attributable to common shareholders — Diluted	$(64,788)	$(37,195)	$(12,452)
Basic and Diluted weighted average common shares outstanding	71,626	71,626	71,626
Loss per share attributable to common shareholders:
Basic	$(904.39)	$(518.40)	$(173.52)
Diluted	$(904.53)	$(519.30)	$(173.85)

Potential dilutive shares consist of unvested RSUs, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes certain unvested RSUs granted under certain subsidiaries’ executive ownership plans and long-term incentive plans, because their inclusion would have been antidilutive. Refer to Note 12, Share-based Compensation, to the Consolidated Financial Statements for further information about the plans.

The following table summarizes the number of unvested RSUs excluded due to antidilution:

	Fiscal Years Ended
	January 3, 2021	December 29. 2019	December 30, 2018
KKHI	843,488	748,218	697,935
KKUK	416,068	438,068	434,810
Insomnia Cookies	—	809	19,552

Note 18—Segment Reporting

The Company conducts business through the following three reportable segments:

•	U.S. and Canada: reflects all company-owned operations in the United States and Canada, including Krispy Kreme and Insomnia-branded shops and Branded Sweet Treat Line operations.

•	International: reflects all Krispy Kreme’s company-owned operations in the United Kingdom, Ireland, Australia, New Zealand and Mexico.

•

Market Development: reflects franchise operations across the globe. It also includes 44 company-owned shops in Japan, which belonged to a franchise acquired in December 2020. Franchise operations include franchisee royalties and sales of doughnut mix, other ingredients, supplies and doughnut-making equipment to franchisees.

Unallocated corporate costs are excluded from the Company’s measurement of segment performance. These costs include general corporate expenses.

Segment information is identified and prepared on the same basis that the CEO, the Company’s Chief Operating Decision Maker (CODM), evaluates financial results, allocates resources and makes key operating decisions. The CODM allocates resources and assesses performance based on geography and line of business, which represents the Company’s operating segments. The operating segments within the U.S. and Canada and International reportable segments have been evaluated and combined into reportable segments because they have met the similar economic characteristics and qualitative aggregation criteria set forth in the relevant accounting guidance.

The primary financial measures used by the CODM to evaluate the performance of its operating segments are net revenues and segment adjusted EBITDA. The following tables reconcile segment results to consolidated results reported in accordance with U.S. GAAP. The accounting policies used for internal management reporting at the operating segments are consistent with those described in Note 1, Business and Summary of Accounting Policies. The Company manages its assets on a total company basis and the CODM does not review asset information by segment when assessing performance or allocating resources. Consequently, the Company does not report total assets by reportable segment.

The reportable segment results are as follows:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Net revenues:
U.S. and Canada	$782,717	$587,522	$443,563
International	230,185	223,115	185,840
Market Development	109,134	148,771	166,480

Total net revenues	$1,122,036	$959,408	$795,883

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Depreciation and Amortization
U.S. and Canada	$43,056	$30,610	$21,011
International	30,438	25,188	21,152
Market Development	2,304	3,464	3,854
Corporate	4,600	4,505	3,430

Total Depreciation and Amortization	$80,398	$63,767	$49,447

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Segment adjusted EBITDA:
U.S. and Canada	$98,555	$75,815	$55,915
International	45,022	53,663	43,735
Market Development	39,067	51,615	56,271
Corporate	(29,754)	(30,062)	(27,621)

	152,890	151,031	128,300
Interest expense, net	34,741	38,085	27,881
Interest expense—related party	22,468	21,947	18,902
Income tax expense	9,112	12,577	(5,318)
Depreciation and amortization expense	80,398	63,767	49,447
Other non-operating (income)/expense, net	(1,101)	(609)	5,443
Stock based compensation	11,619	10,680	9,449
Pre-opening costs and related expenses (1)	13,969	8,431	4,053
Strategic initiatives (2)	20,517	4,059	5,342
Acquisition and integration expenses (3)	12,679	20,433	9,972
Store closure expenses (4)	6,269	629	3,396
Restructuring and severance expenses (5)	—	583	5,703
Other (6)	3,159	4,450	6,469

Net income (loss)	$(60,940)	$(34,001)	$(12,439)

(1)

Consists of pre-opening costs as reflected within the consolidated statement of operations and additional incremental related costs. Pre-opening costs, which include rent, labor and marketing expenses incurred prior to opening a new shop, were $11.6 million, $7.0 million and $1.9 million in fiscal 2020, 2019 and 2018, respectively. Additional incremental related costs of $2.4 million and $1.4 million in fiscal 2020 and 2019, respectively, related to the Company’s New York City flagship Hot Light Theater Shop opening and consisted of additional consulting and training costs incurred and reflected in selling, general and administrative expenses. New market entry costs of $2.2 million in fiscal 2018 related to the Company’s entry into Ireland and New Zealand are reflected in selling, general and administrative expenses.
(2)

Fiscal 2020 and 2019 consist mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the evolution of the Company’s legacy wholesale business in the United States. Fiscal 2018 reflects costs related to the Company’s digital transformation including digital rebranding and mobile application overhaul, and consulting costs associated with the development of future shop concepts.

(3)

Consists of acquisition and integration-related costs in connection with the Company’s business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

(4)	Consists of lease termination costs, impairment charges, and loss on disposal of property, plant and equipment.
(5)	Consists of severance and related benefits costs associated with the Company’s hiring of a new global management team.
(6)

Fiscal 2020 includes $1.2 million of management fees paid to JAB and $3.2 million of consulting and advisory fees incurred in connection with preparation for the Company’s initial public offering (IPO), partially offset by a $2.5 million gain on the sale of land. Fiscal 2019 includes $3.1 million lease impairment expenses related to the Company’s Winston-Salem office location incurred in connection with the Company’s Corporate headquarters relocation to Charlotte, North Carolina. Fiscal 2018 includes $4.0 million of consulting and professional fees related to a sale leaseback transaction and other finance projects.

Geographical information related to consolidated revenues and long-lived assets are as follows:

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Net revenues
United States	$854,097	$696,841	$568,981
United Kingdom	93,121	120,009	110,639
Australia / New Zealand	78,677	86,734	70,657
Mexico	53,085	8,991	—
All Other	43,056	46,833	45,606

Total net revenues	$1,122,036	$959,408	$795,883

	Fiscal Years Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Long-lived Assets
United States	$625,928	$565,933	$164,232
United Kingdom	68,500	63,543	31,005
Australia / New Zealand	59,656	54,003	28,285
Mexico	23,094	20,965	—
All Other	17,765	4,290	3,580

Total long-lived assets	$794,943	$708,734	$227,102

Total long-lived assets consist of Property and equipment, net and, beginning the fiscal year ended December 29, 2019, the Company’s Operating leases right of use asset, net.

Note 19—Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the Consolidated Financial Statements through April 23, 2021, the date the Consolidated Financial Statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these financial statements.

On January 19, 2021 the Company completed the acquisition of 11 franchise shops in South Florida for total consideration of approximately $19.7 million, consisting of approximately $17.0 million in cash and approximately $2.7 million related to settlement of pre-existing relationships. The acquisition will be accounted for as a business combination.

On March 8, 2021 the Company completed the acquisition of 7 franchise shops in California for total consideration of approximately $18.3 million, consisting of approximately $16.6 million in cash and approximately $1.7 million related to settlement of pre-existing relationships. The acquisition will be accounted for as a business combination.

On April 2, 2021, KKHI received $10.9 million in capital contributions from employee shareholders and other minority interest investors. On April 9, 2021, the Company received an additional $144.1 million in capital contributions from shareholders and other minority interest investors. These amounts will be accounted for as capital contributions in the Consolidated Statements of Changes in Shareholders’ Equity.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Schedule I—Condensed Financial Information

Parent Company Only

Statements of Operations and Comprehensive Loss

(in thousands USD)

	Fiscal Years Ended
	January 3, 2021 (53 weeks)	December 29, 2019 (52 weeks)	December 30, 2018 (52 weeks)
Interest expense—related party	22,468	21,947	18,902
Other non-operating expense	—	—	32

Loss before income taxes and equity in net loss/(income) of subsidiaries	(22,468)	(21,947)	(18,934)
Income tax expense/(benefit)	(4,356)	6,964	(4,208)
Equity in net loss/(income) of subsidiaries	46,189	8,498	(654)

Net loss	(64,301)	(37,409)	(14,072)
Other comprehensive income/(loss), net of tax	4,343	494	(23,810)

Comprehensive loss	$(59,958)	$(36,915)	$(37,882)

See accompanying notes to Condensed Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Schedule I—Condensed Financial Information

Parent Company Only

Balance Sheets

(In thousands, except per share amounts and number of shares)

	As of
	January 3, 2021	December 29, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$1,578	$352
Accounts receivable, net	15,308	871

Total current assets	16,886	1,223
Investments in subsidiaries	1,026,222	1,075,715
Deferred income taxes, net	17,475	12,240
Other assets	—	341

Total assets	$1,060,583	$1,089,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued liabilities	$15,342	$—

Total current liabilities	15,342	—
Related party notes payable	344,581	340,195
Other long-term obligations and deferred credits	15,976	14,504

Total liabilities	375,899	354,699
Commitments and contingencies
Shareholders’ Equity:
Common stock, $0.01 par value; 100,000 shares authorized; 71,626 shares issued and outstanding as of January 3, 2021 and December 29, 2019	1	1
Additional paid-in capital	846,748	835,482
Shareholder note receivable	(18,660)	(17,232)
Accumulated other comprehensive loss, net of income tax	(1,208)	(5,551)
Retained deficit	(142,197)	(77,880)

Total shareholders’ equity	684,684	734,820

Total liabilities and shareholders’ equity	$1,060,583	$1,089,519

See accompanying notes to Condensed Financial Statements.

Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.)

Schedule I—Condensed Financial Information

Parent Company Only

Statements of Cash Flows

(In thousands)

	Fiscal Years Ended
	January 3, 2021 (53 weeks)	December 29, 2019 (52 weeks)	December 30, 2018 (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(64,301)	$(37,409)	$(14,072)
Adjustments to reconcile net loss to net cash (used for)/provided by operating activities:
Equity in net loss/(income) of subsidiaries	46,189	8,498	(654)
Deferred income taxes	(5,235)	(8,032)	(4,208)
Other	(255)	3,355	—
Change in assets and liabilities:
Current and non-current assets	(14,096)	(1,212)	—
Current and non-current liabilities	21,200	(177)	29,669

Net cash (used for)/provided by operating activities	(16,498)	(34,977)	10,735

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions from subsidiaries	20,660	45,231	—
Investments in subsidiaries, net	(2,936)	2,296	(2)

Net cash provided by/(used for) investing activities	17,724	47,527	(2)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	—	54,002	—
Repayment of long-term debt and lease obligations	—	(78,891)	—

Net cash used for financing activities	—	(24,889)	—

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,226	(12,339)	10,733
Cash, cash equivalents and restricted cash at beginning of the quarter	352	12,691	1,958

Cash, cash equivalents and restricted cash at end of the quarter	$1,578	$352	$12,691

See accompanying notes to Condensed Financial Statements.

Notes to Condensed Parent Company Financial Statements

Basis of Presentation

All operating activities of Krispy Kreme, Inc. (formerly known as Krispy Kreme HoldCo, Inc.) (“Krispy Kreme” or “Parent Company”) are conducted by the subsidiaries, primarily the wholly owned subsidiary and operating company Krispy Kreme Doughnuts, Inc. (“KKDI”). The 2019 Senior Secured Credit Facility of KKDI contains provisions whereby KKDI has restrictions on the ability to pay dividends, loans or advances to Krispy Kreme. Accordingly, these condensed financial statements have been presented on a “parent-only” basis, using the same accounting principles and policies described in the notes to the consolidated financial statements.

Under a parent-only presentation, Krispy Kreme’s investment in its consolidated subsidiaries is presented under the equity method of accounting and is stated at cost plus equity in undistributed earnings of subsidiaries and less distributions. The Parent Company’s share of net loss or income of its subsidiaries is included in the Condensed Statements of Operations and Comprehensive Loss using the equity method. These parent-only financial statements should be read in conjunction with Krispy Kreme’s audited Consolidated Financial Statements included elsewhere herein.

As of January 3, 2021, the Parent Company has no major commitments and contingencies and is not a guarantor of indebtedness for any of its subsidiaries. The Parent Company received cash distributions from its subsidiary, KKDI, of $20.7 million and $45.2 million for the fiscal years ended January 3, 2021 and December 29, 2019, respectively, which were generated primarily through KKDI operating and financing activities for each respective year.

The Parent Company had $15.3 million and $0.9 million of income tax receivable from taxing authorities as of January 3, 2021 and December 29, 2019, respectively. In connection with tax sharing arrangements with related parties under common control prior to the fiscal year ended December 30, 2018 as described in the consolidated financial statements, the Parent Company had $15.3 million and $0.0 million related party payable to the other JAB portfolio companies as of January 3, 2021 and December 29, 2019, respectively, offset with a $15.3 million income tax receivable. Additionally, the Parent Company had deferred income tax assets of $17.5 million and $12.2 million as of January 3, 2021 and December 29, 2019, respectively. The Parent Company had $15.9 million and $15.0 million of unrecognized income tax benefits as of January 3, 2021 and December 29, 2019, respectively, included in Other long-term obligations and deferred credits on the Condensed Balance Sheets and, if recognized, would impact the annual effective tax rate. The Parent Company does not believe that changes in its uncertain tax benefits will result in a material impact during the next twelve months.

Krispy Kreme, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except per share amounts and number of shares)

	Quarters Ended
	April 4, 2021 (13 weeks)	March 29, 2020 (13 weeks)
Net revenue
Product sales	$313,585	$251,536
Royalties and other revenues	8,224	9,680

Total net revenues	321,809	261,216
Product and distribution costs	79,997	68,148
Operating expenses	147,541	115,779
Selling, general and administrative expense	59,044	49,196
Pre-opening costs	1,391	3,437
Other (income)/expenses, net	(3,245)	1,171
Depreciation and amortization expense	23,401	19,087

Operating income	13,680	4,398
Interest expense, net	8,249	8,644
Interest expense — related party	5,566	5,566
Other non-operating (income)/expense, net	(442)	2,548

Income/(loss) before income taxes	307	(12,360)
Income tax expense/(benefit)	685	(1,412)

Net loss	(378)	(10,948)
Net income attributable to noncontrolling interest	2,683	567

Net loss attributable to Krispy Kreme, Inc.	$(3,061)	$(11,515)

Net loss per share:
Common stock — Basic	$(44.71)	$(159.29)
Common stock — Diluted	$(45.89)	$(159.39)
Weighted average shares outstanding:
Basic	71,626	71,626
Diluted	71,626	71,626

See accompanying notes to Condensed Consolidated Financial Statements.

Krispy Kreme, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(In thousands)

	Quarters Ended
	April 4, 2021 (13 weeks)	March 29, 2020 (13 weeks)
Net loss	$(378)	$(10,948)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax benefit/(expense) of $0.0 million and $0.0 million	(2,264)	(46,423)
Unrealized income/(loss) on cash flow hedges, net of income tax benefit/(expense) of ($1.7) million and $5.1 million	5,102	(15,435)
Unrealized income/(loss) on employee benefit plans, net of income tax benefit/(expense) of $0.0 million and $0.0 million	—	—

Total other comprehensive income/(loss)	2,838	(61,858)

Comprehensive income/(loss)	2,460	(72,806)

Net income attributable to noncontrolling interest	2,683	567

Total comprehensive income attributable to noncontrolling interest	2,683	567

Comprehensive loss attributable to Krispy Kreme, Inc.	$(223)	$(73,373)

See accompanying notes to Condensed Consolidated Financial Statements.

Krispy Kreme, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except number of shares)

	As of
	(Unaudited) April 4, 2021	January 3, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$50,650	$37,460
Marketable securities	858	1,048
Restricted cash	128	23
Accounts receivable, net	66,966	74,351
Inventories	37,962	38,519
Prepaid expense and other current assets	14,453	12,692

Total current assets	171,017	164,093
Property and equipment, net	411,106	395,255
Goodwill	1,096,269	1,086,546
Other intangible assets, net	1,011,234	998,014
Operating lease right of use asset, net	409,485	399,688
Other assets	17,620	17,399

Total assets	$3,116,731	$3,060,995

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$37,581	$41,245
Current operating lease liabilities	46,500	45,675
Accounts payable	159,841	148,645
Accrued liabilities	117,546	124,951
Structured payables	138,451	137,319

Total current liabilities	499,919	497,835
Long-term debt, less current portion	816,876	785,810
Related party notes payable	350,147	344,581
Noncurrent operating lease liabilities	385,207	376,099
Deferred income taxes, net	144,452	144,866
Other long-term obligations and deferred credits	56,727	63,445

Total liabilities	2,253,328	2,212,636
Commitments and contingencies
Shareholders’ Equity:
Common stock, $0.01 par value; 100,000 shares authorized; 71,626 shares issued and outstanding as of April 4, 2021 and January 3, 2021	1	1
Additional paid-in capital	849,090	846,748
Shareholder note receivable	(18,228)	(18,660)
Accumulated other comprehensive income/(loss), net of income tax	1,630	(1,208)
Retained deficit	(145,256)	(142,197)

Total shareholders’ equity attributable to Krispy Kreme, Inc.	687,237	684,684
Noncontrolling interest	176,166	163,675

Total shareholders’ equity	863,403	848,359

Total liabilities and shareholders’ equity	$3,116,731	$3,060,995

See accompanying notes to Condensed Consolidated Financial Statements.

Krispy Kreme, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(In thousands, except number of shares)

	Common Stock		Additional Paid-in Capital	Shareholder Note Receivable	Accumulated Other Comprehensive Income/(Loss)			Retained (Deficit) Earnings	Noncontrolling Interest	Total
	Shares Outstanding	Amount			Foreign currency translation adjustment	Unrealized loss on cash flow hedges	Unrealized loss on employee benefit plans
Balance at January 3, 2021	71,626	$1	$846,748	$(18,660)	$23,508	$(24,610)	$(106)	$(142,197)	$163,675	$848,359
Net (loss)/income for the quarter ended April 4, 2021		—	—	—	—	—	—	(3,061)	2,683	(378)
Other comprehensive (loss)/income for the quarter ended April 4, 2021 before reclassifications		—	—	—	(2,264)	2,572	—	—	—	308
Reclassification from AOCI		—	—	—	—	2,530	—	—	—	2,530
Share-based compensation		—	2,368	—	—	—	—	—	—	2,368
Purchase of shares by noncontrolling interest		—	—	139	—	—	—	—	12,048	12,187
Distribution to shareholders		—	—	—	—	—	—	—	—	—
Distribution to noncontrolling interest		—	—	363	—	—	—	—	(2,239)	(1,876)
Other		—	(26)	(70)	—	—	—	2	(1)	(95)

Balance at April 4, 2021	71,626	$1	$849,090	$(18,228)	$21,244	$(19,508)	$(106)	$(145,256)	$176,166	$863,403

See accompanying notes to Condensed Consolidated Financial Statements

Krispy Kreme, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(In thousands, except number of shares)

	Common Stock		Additional Paid-in Capital	Shareholder Note Receivable	Accumulated Other Comprehensive Income/(Loss)			Retained (Deficit) Earnings	Noncontrolling Interest	Total
	Shares Outstanding	Amount			Foreign currency translation adjustment	Unrealized loss on cash flow hedges	Unrealized loss on employee benefit plans

Balance at December 29, 2019	71,626	$1	$835,482	$(17,232)	$4,629	$(10,180)	$—	$(77,880)	$148,597	$883,417
Net (loss)/income for the quarter ended March 29, 2020	—	—	—	—	—	—	—	(11,515)	567	(10,948)
Other comprehensive (loss)/income for the quarter ended March 29, 2020 before reclassifications	—	—	—	—	(46,423)	(16,130)	—	—	—	(62,553)
Reclassification from AOCI	—	—	—	—	—	695	—	—	—	695
Share-based compensation	—	—	3,167	—	—	—	—	—	—	3,167
Purchase of shares by noncontrolling interest	—	—	—	—	—	—	—	—	17,562	17,562
Distribution to shareholders	—	—	(15)	—	—	—	—	—	—	(15)
Distribution to noncontrolling interest	—	—	—	—	—	—	—	—	(2,506)	(2,506)
Other	—	—	—	(76)	—	—	—	—	(1)	(77)

Balance at March 29, 2020	71,626	$1	$838,634	$(17,308)	$(41,794)	$(25,615)	$—	$(89,395)	$164,219	$828,742

See accompanying notes to Condensed Consolidated Financial Statements

Krispy Kreme, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Quarters Ended
	April 4, 2021 (13 weeks)	March 29, 2020 (13 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(378)	$(10,948)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	23,401	19,087
Deferred income taxes	593	(2,653)
Impairment and lease termination charges	1,151	—
Loss on disposal of property and equipment	116	—
Share-based compensation	2,368	3,167
Change in accounts and notes receivable allowances	180	112
Inventory write-off	870	—
Other	(2,798)	2,250
Change in operating assets and liabilities, excluding business acquisitions and foreign currency translation adjustments:	15,138	(11,104)

Net cash provided by/(used for) operating activities	40,641	(89)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(30,297)	(22,775)
Proceeds from disposals of assets	43	—
Acquisition of shops and franchise rights from franchisees, net of cash acquired	(33,568)	212
Principal payments received from loans to franchisees	—	145
Purchases of held-to-maturity debt securities	—	(55)
Maturities of held-to-maturity debt securities	169	74

Net cash used for investing activities	(63,653)	(22,399)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	40,000	260,000
Repayment of long-term debt and lease obligations	(14,629)	(9,833)
Proceeds from structured payables	65,550	66,095
Payments on structured payables	(64,418)	(49,623)
Proceeds from sale of noncontrolling interest in subsidiary	12,187	17,562
Distribution to shareholders	—	(15)
Distribution to noncontrolling interest	(1,876)	(2,506)

Net cash provided by financing activities	36,814	281,680

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(507)	(739)
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,295	258,453
Cash, cash equivalents and restricted cash at beginning of the fiscal year	37,483	35,450

Cash, cash equivalents and restricted cash at end of the fiscal year	$50,778	$293,903

Supplemental schedule of non-cash investing and financing activities:
Accrual for property and equipment	$1,123	$2,753
Stock issuance under shareholder notes	446	—
Reconciliation of cash, cash equivalents and restricted cash at end of fiscal year:
Cash and cash equivalents	$50,650	$293,711
Restricted cash	128	192

Total cash, cash equivalents and restricted cash	$50,778	$293,903

See accompanying notes to Condensed Consolidated Financial Statements.

Krispy Kreme, Inc.

Index for Notes to Condensed Consolidated Financial Statements

Krispy Kreme, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollars in thousands, unless otherwise specified)

Note 1 — Description of Business and Summary of Significant Accounting Policies

Description of Business

Krispy Kreme, Inc. (“KKI”) and its subsidiaries (collectively, the “Company”) operates through its omni-channel business model to provide an experiential consumer experience and produce doughnuts for fresh retail, Delivered Fresh Daily (“DFD”), e-Commerce and delivery and Krispy Kreme branded sweet treats (“Branded Sweet Treat Line”) distribution channels, ensuring that consumers are able to access products in numerous ways.

The Company has three reportable operating segments: 1) U.S. and Canada, which includes all Krispy Kreme’s company-owned operations in the U.S. and Canada, Insomnia-branded retail shops and consumer packaged goods operations; 2) International, which includes all Krispy Kreme’s company-owned operations in the United Kingdom, Ireland, Australia, New Zealand and Mexico; and 3) Market Development, which includes franchise operations across the globe, as well as Krispy Kreme company-owned shops in Japan. Unallocated corporate costs are excluded from the Company’s measurement of segment performance.

Basis of Presentation and Consolidation

The Company operates and reports financial information on a 52 or 53-week year with the fiscal year ending on the Sunday closest to December 31. The data periods contained within fiscal years 2020 and 2021 reflect the results of operations for the 53-week period ended January 3, 2021 and the 52-week period ended January 2, 2022, respectively. The quarters ended April 4, 2021 and March 29, 2020 were both 13-week periods. On May 10, 2021, Krispy Kreme HoldCo, Inc. changed its name to Krispy Kreme, Inc.

The unaudited Condensed Consolidated Financial Statements include the accounts of KKI and subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all information and footnotes required under U.S. GAAP for complete financial statements. In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of operations, balance sheet, cash flows, and shareholders’ equity for the periods presented. All significant intercompany balances and transactions among KKI and subsidiaries have been eliminated in consolidation. Investments in entities over which the Company has the ability to exercise significant influence but which it does not control and whose financial statements are not otherwise required to be consolidated, are accounted for using the equity method.

These condensed consolidated interim financial statements should be read in conjunction with the Consolidated Financial Statements and notes thereto as of and for the year ended January 3, 2021, included elsewhere in this prospectus. The Condensed Consolidated Balance Sheet as of January 3, 2021 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the quarter ended April 4, 2021 are not necessarily indicative of the results of operations that may be achieved for the entire fiscal year ending January 2, 2022.

Noncontrolling interest in the Company’s Condensed Consolidated Financial Statements represents the interest in subsidiaries held by joint venture partners and employee shareholders. The joint venture partners hold noncontrolling interests in the Company’s consolidated subsidiaries, Awesome Doughnut, LLC (“Awesome Doughnut”) and W.K.S Krispy Kreme, LLC (“WKS Krispy Kreme”). Employee shareholders hold noncontrolling interests in the consolidated subsidiaries Krispy Kreme Holdings Inc. (“KKHI”), Krispy Kreme Holding UK Ltd. (“KKUK”), Krispy Kreme Holdings Pty Ltd (“KK Australia”), Krispy Kreme Mexico S. de

R.L. de C.V. (“KK Mexico”) and Insomnia Cookies Holdings, LLC (“Insomnia Cookies”). Since the Company consolidates the financial statements of these subsidiaries, the noncontrolling owners’ share of each subsidiary’s net assets and results of operations are deducted and reported as a noncontrolling interest on the Condensed Consolidated Balance Sheets and as net income attributable to noncontrolling interest in the Condensed Consolidated Statements of Operations and comprehensive income attributable to noncontrolling interest in the Condensed Consolidated Statements of Comprehensive Income.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1, “Description of Business and Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for the year ended January 3, 2021. There have been no material changes to the significant accounting policies during the quarter ended April 4, 2021.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions in Topic 740 and clarifying and amending existing guidance. The Company adopted ASU 2019-12 at the beginning of fiscal year 2021, and the adoption had no material impact to the Company’s Condensed Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. It is effective for all entities as of March 12, 2020 through December 31, 2022. A company may elect to apply the amendments for contract modifications by as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The Company is currently evaluating the effect of the new guidance on its Condensed Consolidated Financial Statements and related disclosures.

Note 2 — Acquisitions

2021 Acquisitions

Acquisitions of Krispy Kreme Shops in 2021

In the quarter ended April 4, 2021, the Company acquired the business and operating assets of an additional two franchisees, collectively consisting of 17 Krispy Kreme shops in the United States. The Company paid total consideration of $38.1 million, consisting of $33.6 million cash, $1.2 million consideration payable to the sellers within 12 months of the respective acquisition dates, and $3.3 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops’ assets. Consideration payable of $1.2 million was withheld to cover indemnification claims that could arise after closing. Absent any claims, these amounts are payable within 12 months of the respective acquisition dates.

The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $0.6 million. It also includes the disposal of the franchise intangible asset related to the two franchisees recorded at time of the acquisition of Krispy Kreme Doughnuts by JAB Holding Company. The net book value of the franchise intangible asset was a cumulative $2.7 million at the dates of acquisition of the franchisees. The Company accounted for the transactions as business combinations.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition for the acquisitions above.

KK U.S. Shops
Assets acquired:
Cash, cash equivalents and restricted cash	$40
Other current assets	511
Property and equipment, net	3,829
Other intangible assets	23,906
Operating lease right of use asset	19,292
Other assets	115

Total identified assets acquired	47,693

Liabilities assumed:
Accrued liabilities	(334)
Current operating lease liabilities	(2,093)
Noncurrent operating lease liabilities	(17,199)

Total liabilities assumed	(19,626)
Goodwill	9,999

Purchase consideration, net	$38,066

Transaction costs in 2021 (approx.)	$1,192
Transaction costs in 2020 (approx.)	184
Reportable segment(s)	U.S. and Canada

During the measurement period, the Company will continue to obtain information to assist in determining the fair value of net assets acquired, which may differ materially from these preliminary estimates. Measurement period adjustments, if applicable, will be applied in the reporting period in which the adjustment amounts are determined.

2020 Acquisitions

In the second half of fiscal year 2020, the Company acquired all equity interests in Krispy Kreme Doughnut Japan Co., Ltd. (“KK Japan”) and the business and operating assets of an additional eight franchisees in the United States. The valuation for the acquisitions requires significant estimates and assumptions. The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for the acquisitions. Measurement period changes for the 2020 acquisitions did not have a material impact to the Condensed Consolidated Financial Statements for the quarter ended April  4, 2021.

Note 3 — Inventories

The components of Inventories are as follows:

	April 4, 2021	January 3, 2021
Raw materials	$15,380	$16,263
Work in progress	570	871
Finished goods and purchased merchandise	22,012	21,385

Total Inventories	$37,962	$38,519

Note 4 — Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment are as follows:

	U.S and Canada	International	Market Development	Total
Balance as of January 3, 2021	$642,704	$290,872	$152,970	$1,086,546
Acquisitions	27,523	—	(17,524)	9,999
Measurement periods adjustments related to fiscal year 2020 acquisitions	186	—	—	186
Foreign currency impact	—	(462)	—	(462)

Balance as of April 4, 2021	$670,413	$290,410	$135,446	$1,096,269

Acquisitions of franchises result in a reclassification of goodwill between segments.

Other intangible assets

Other intangible assets consist of the following:

	April 4, 2021			January 3, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible assets with indefinite lives
Trade name	$657,900	$—	$657,900	$657,900	$—	$657,900
Intangible assets with definite lives
Franchise agreements	32,961	(7,305)	25,656	36,254	(7,519)	28,735
Customer relationships	15,000	(4,035)	10,965	15,000	(3,819)	11,181
Reacquired franchise rights	381,590	(65,870)	315,720	358,095	(59,432)	298,663
Website development costs	6,500	(5,507)	993	6,500	(4,965)	1,535

Total intangible assets with definite lives	436,051	(82,717)	353,334	415,849	(75,735)	340,114

Total intangible assets	$1,093,951	$(82,717)	$1,011,234	$1,073,749	$(75,735)	$998,014

Amortization expense related to intangible assets included in depreciation and amortization expense was $7.4 million and $6.4 million for the quarters ended April 4, 2021 and March 29, 2020, respectively.

Note 5 — Leases

The Company included the following amounts related to operating and finance assets and liabilities within the Condensed Consolidated Balance Sheets:

		As of
		April 4, 2021	January 3, 2021
Assets	Classification
Operating lease	Operating lease right of use asset, net	$409,485	$399,688
Finance lease	Property and equipment, net	25,019	23,556

Total leased assets		$434,504	$423,244

Liabilities
Current
Operating lease	Current operating lease liabilities	$46,500	$45,675
Finance lease	Current portion of long-term debt	2,581	6,245
Noncurrent
Operating lease	Noncurrent operating lease liabilities	385,207	376,099
Finance lease	Long-term debt, less current portion	24,398	19,979

Total leased liabilities		$458,686	$447,998

Lease costs were as follows:

		For Quarters Ended
		April 4, 2021	March 29, 2020
Lease cost	Classification
Operating lease cost	Selling, general and administrative expense	$710	$819
Operating lease cost	Operating expenses	20,338	17,489
Short-term lease cost	Operating expenses	772	632
Variable lease costs	Operating expenses	3,079	3,213
Sublease income	Royalties and other revenues	(80)	(109)
Finance lease cost:
Amortization of right-of-use assets	Depreciation and amortization expense	798	1,000
Interest on lease liabilities	Interest expense, net	$593	$226

Supplemental disclosures of cash flow information related to leases were as follows:

	For Quarters Ended
	April 4, 2021	March 29, 2020
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$22,196	$19,116
Operating cash flows from finance leases	512	489
Financing cash flows from finance leases	879	1,083
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	26,275	4,177
Finance leases	$1,788	$6,686

The Company did not terminate any leases for the quarters ended April 4, 2021 and March 29, 2020.

Note 6 — Fair Value Measurements

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of April 4, 2021 and January 3, 2021:

	April 4, 2021
	Level 1	Level 2	Level 3
Assets:
401(k) mirror plan assets	$242	$—	$—
Commodity derivatives	—	1,413	—

	$242	$1,413	$—

Liabilities:
Foreign currency derivative	—	423	—
Interest rate derivative	—	26,010	—

	$—	$26,433	$—

	January 3, 2021
	Level 1	Level 2	Level 3
Assets:
401(k) mirror plan assets	$237	$—	$—
Foreign currency derivative	—	131	—
Commodity derivatives	—	420	—

	$237	$551	$—

Liabilities:
Interest rate derivative	—	32,813	—

	$—	$32,813	$—

There were no transfers of financial assets or liabilities among the levels within the fair value hierarchy during the quarter ended April 4, 2021 and fiscal year ended January 3, 2021.

Note 7 — Derivative Instruments

Commodity Price Risk

The Company uses forward and option currency contracts as well as purchase swaps to protect against the effects of commodity price fluctuations in the cost of ingredients of its products, of which flour, sugar and shortening are the most significant, and cost of gasoline used by its delivery vehicles. Management has not designated these forward contracts as hedges. As of April 4, 2021 and January 3, 2021, the total notional amount of commodity derivatives was 2.6 million and 3.0 million gallons of gasoline, respectively. They were scheduled to mature between April 5, 2021 and December 1, 2022 and January 4, 2021 and December 1, 2022, respectively. As of April 4, 2021 and January 3, 2021, the Company has recorded an asset of $1.4 million and $0.4 million, respectively, related to the fair market values of its commodity derivatives.

Interest Rate Risk

The Company is exposed to interest rate risk related to its borrowing obligations. From time to time, the Company enters into interest rate swap arrangement to manage the risk. Management has designated the swap agreements as cash flow hedges and recognized the changes in the fair value of these swaps in other comprehensive income. As of April 4, 2021 and January 3, 2021, the Company has recorded liabilities of $26.0 million and $32.8 million, respectively, related to the fair market values of its interest rate derivatives. The cash flows associated with the interest rate swaps are reflected in the operating activities in the Condensed Consolidated Statements of Cash Flows, which is consistent with the classification as operating activities of the interest payments on the term loan.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency risk primarily from its investments in consolidated subsidiaries that operate in the United Kingdom, Ireland, Australia, New Zealand, Mexico and Japan. In order to mitigate foreign exchange fluctuations, the Company enters into foreign exchange forward contracts. Management has not designated these forward contracts as hedges. As of April 4, 2021 and January 3, 2021, the total notional amount of foreign exchange derivatives was $30.4 million and $26.7 million, respectively. They were scheduled to mature in April 2021 and January 2021, respectively. The Company recorded a liability of $0.4 million and an asset of $0.1 million as of April 4, 2021 and January 3, 2021, respectively, related to the fair market values of its foreign exchange derivatives.

Quantitative Summary of Derivative Positions and Their Effect on Results of Operations

The following tables present the fair values of derivative instruments included in the Condensed Consolidated Balance Sheets as of April 4, 2021 and January 3, 2021, for derivatives not designated as hedging instruments and derivatives designated as hedging instruments, respectively. The Company only has cash flow hedges that are designated as hedging instruments.

	Derivatives Fair Value
Derivatives Not Designated as Hedging Instruments	April 4, 2021	January 3, 2021	Balance Sheet Location
Foreign currency derivatives	$—	$131	Prepaid expense and other current assets
Commodity derivatives	1,413	420	Prepaid expense and other current assets

	$1,413	$551

Foreign currency derivatives	$423	$—	Accrued liabilities

	$423	$—

	Derivatives Fair Value
Derivatives Designated as Hedging Instruments	April 4, 2021	January 3, 2021	Balance Sheet Location
Interest rate derivatives	$9,787	$10,235	Accrued liabilities
Interest rate derivatives	16,223	22,578	Other long-term obligations and deferred credits

	$26,010	$32,813

The effect of derivative instruments on the Condensed Consolidated Statements of Operations for the quarters ended April 4, 2021 and March 29, 2020 is as follows:

	Amount of Derivative Gain (Loss) Recognized in Income for the Quarters Ended
Derivatives Designated as Hedging Instruments	April 4, 2021	March 29, 2020	Location of Derivative Gain (Loss) Recognized in Income
Loss on interest rate derivatives	$(2,530)	$(695)	Interest expense, net

	$(2,530)	$(695)

	Amount of Derivative Gain (Loss) Recognized in Income for the Quarters Ended
Derivatives Not Designated as Hedging Instruments	April 4, 2021	March 29, 2020	Location of Derivative Gain (Loss) Recognized in Income
(Loss)/gain on foreign currency	$(611)	$480	Other non-operating expense/(income), net
Gain/(loss) on commodity derivatives	993	(2,293)	Other non-operating expense/(income), net

	$382	$(1,813)

Note 8 — Share-based Compensation

Restricted stock activity under the Company’s various plans during the periods presented is as follows:

	Non-vested shares outstanding at January 3, 2021	Granted	Vested	Forfeited	Non-vested shares outstanding at April 4, 2021
KKHI
Shares	843,488	87,511	27,274	29,306	874,419
Weighted Average Grant Date Fair Value	$62.69	100.42	49.50	70.12	$66.63
KKUK
Shares	404,568	—	—	—	404,568
Weighted Average Grant Date Fair Value	$12.45	—	—	—	$12.45
Insomnia Cookies
Shares	29,279	15,173	—	1,908	42,544
Weighted Average Grant Date Fair Value	$68.87	97.77	—	69.98	$79.12
KK Australia
Shares	1,844,241	78,534	—	—	1,922,775
Weighted Average Grant Date Fair Value	$1.48	1.45	—	—	$1.48
KK Mexico
Shares	25,055	167	—	—	25,222
Weighted Average Grant Date Fair Value	$29.21	28.69	—	—	$29.21

The Company recorded total non-cash compensation expense related to restricted stock units (“RSUs”) under the plans of $2.4 million and $3.2 million for the quarters ended April 4, 2021 and March 29, 2020, respectively.

The unrecognized compensation cost related to the unvested RSUs and the weighted-average period over which such cost is expected to be recognized are as follows:

	As of April 4, 2021
	Unrecognized compensation cost	Recognized over a weighted-average period of
KKHI	$27,913	2.1 years
KKUK	590	0.4 years
Insomnia Cookies	2,771	3.7 years
KK Australia	1,061	1.8 years
KK Mexico	$684	4.2 years

The estimated fair value of restricted stock is calculated using a market approach (i.e. market multiple is used for the KKHI, KKUK and Insomnia Cookies’ plans and an agreed-upon EBITDA buyout multiple is used for KK Australia and KK Mexico plans).

Note 9 — Income Taxes

For interim tax reporting, the Company estimates a worldwide annual effective tax rate and applies that rate to the year-to-date ordinary income/(loss). The tax effects of significant unusual or infrequently occurring items are excluded from the estimated annual effective tax rate calculation and recognized in the interim period in which they occur.

The Company’s effective income tax rates for the quarters ended April 4, 2021 and March 29, 2020 were 223.13% and 11.42%, respectively. The Company’s effective income tax rate for the quarter ended April 4, 2021 was unusual given an insignificant discrete item and pre-tax income that was close to break-even during the period. The Company’s effective income tax rates were also impacted by the mix of income and taxes attributable to foreign jurisdictions.

Note 10 — Commitments and Contingencies

Except as disclosed below, the Company currently is not a party to any material legal proceedings.

Pending Litigation

K2 Asia litigation

On April 7, 2009, a Cayman Islands corporation, K2 Asia Ventures and its owners filed a lawsuit in Forsyth County, North Carolina Superior Court against the Company, the Company’s franchisee in the Philippines and other persons associated with the franchisee. The suit alleges that the Company and the other defendants conspired to deprive the plaintiffs of claimed “exclusive rights” to negotiate franchise and development agreements with prospective franchisees in the Philippines and sought at least $3.0 million. The Company believes that these allegations lack merit and continues to vigorously defend against the lawsuit. After the North Carolina Court of Appeals denied the plaintiff’s petition for rehearing en banc, the plaintiff filed with the North Carolina Supreme Court a petition for discretionary review on November 2, 2020. The Company filed a response to this petition on November 16, 2020. The Company is awaiting a decision from the Court. The Company does not believe it is probable that a loss has been incurred with respect to this matter, and accordingly no liability related to it has been reflected in the accompanying financial statements.

Insomnia Cookies litigation related to employee wages

Insomnia Cookies was a party to a class action lawsuit alleging violations of minimum wage laws, overtime laws and attendant recordkeeping requirements. The complaint alleged that Insomnia Cookies did not (i) properly reimburse delivery employees for personal expenses incurred while making deliveries, (ii) properly notify delivery employees regarding tip credits and (iii) calculate overtime pay correctly. Insomnia Cookies settled with plaintiff for approximately $1.5 million during the year ended January 3, 2021 which was previously accrued at $2.0 million as of December 29, 2019.

Insomnia Cookies is currently a party to a class action lawsuit alleging violations of unfair competition, unpaid minimum wages, unpaid overtime, meal and rest period violations and unpaid premiums, failure to reimburse for business expenses, untimely paid wages, and violation of the California Private Attorneys General Act. Insomnia Cookies vigorously disputes these claims. On March 11, 2021, the parties participated in a mediation and reached a class wide settlement and release of claims in principle for $0.4 million. The parties have executed a memorandum of understanding memorializing the key settlement terms and are in the process of finalizing long form settlement documents and seeking preliminary court approval of the settlement.

TSW Food, LLC litigation

On November 13, 2020, TSW Foods, LLC (“TSW”), a reseller of certain Krispy Kreme packaged products, filed a demand for arbitration and statement of claim alleging Anticipatory Repudiation of the Master Reseller

Agreement, Breach of the Master Reseller Agreement, and Breach of the Implied Covenant of Good Faith and Fair Dealing. On December 12, 2020, the Company filed its answering statement denying all of TSW’s claims. On February 8, 2021, the Company filed its counterclaim against TSW alleging Breach of Master Reseller Agreement, Breach of Trade Secret Agreement, and Breach of Good Faith and Fair Dealing. On March 5, 2021, TSW filed its answering statement denying all of the Company’s claims. The Company intends to vigorously defend against TSW’s claims and prosecute its counterclaims. At this time the Company is unable to predict the outcome of this matter, the potential loss or range of loss, if any, associated with the resolution of this matter or any potential effect it may have on the Company or its operations.

Other Legal Matters

The Company also is engaged in various legal proceedings arising in the normal course of business. The Company maintains insurance policies against certain kinds of such claims and suits, including insurance policies for workers’ compensation and personal injury, all of which are subject to deductibles. While the ultimate outcome of these matters could differ from management’s expectations, management currently does not believe their resolution will have a material adverse effect on the Company’s Condensed Consolidated Financial Statements.

Other Commitments and Contingencies

One of the Company’s primary banks issued letters of credit on its behalf totaling $13.5 million and $14.0 million as of April 4, 2021 and January 3, 2021, respectively, substantially all of which secure the Company’s reimbursement obligations to insurers under its self-insurance arrangements.

Note 11 — Related Party Transactions

As of April 4, 2021 and January 3, 2021, the Company had an equity ownership in two franchisees, KremeWorks USA, LLC (20% ownership) and KremeWorks Canada, L.P. (25% ownership), with an aggregate carrying value of $0.8 million and $0.9 million as of April 4, 2021 and January 3, 2021, respectively. Revenues from sales of ingredients and equipment to these franchisees were $1.8 million and $1.7 million for the quarters ended April 4, 2021 and March 29, 2020, respectively. Royalty revenue from these franchisees was $0.3 million for both quarters ended April 4, 2021 and March 29, 2020. Trade receivables from these franchisees are included in Accounts receivable, net on the Condensed Consolidated Balance Sheets, which were $0.5 million and $0.4 million as of April 4, 2021 and January 3, 2021, respectively.

Keurig Dr Pepper Inc. (KDP), an affiliated company of JAB, licenses the Krispy Kreme trademark for the Company in the manufacturing of portion packs for the Keurig brewing system. KDP also sells beverage concentrates and packaged beverages to Krispy Kreme for resale through Krispy Kreme’s shops. Licensing revenue from KDP was $0.5 million for both quarters ended April 4, 2021 and March 29, 2020.

The Company had service agreements with BDT Capital Partners, LLC (BDT), a minority investor in KKI, to provide advisory services to the Company, including valuation services related to certain acquisitions. The Company recognized expenses of $0.6 million and $0.5 million related to the service agreements with BDT for the quarters ended April 4, 2021 and March 29, 2020, respectively.

In connection with tax sharing arrangements with JAB and other JAB portfolio companies, the Company had a $7.4 million related party receivable from JAB as of both April 4, 2021 and January 3, 2021. In addition, the Company had a $15.3 million related party payable to the other JAB portfolio companies as of both April 4, 2021 and January 3, 2021, offset by a $15.3 million income tax receivable due from taxing authorities, respectively.

The Company is party to a senior unsecured note agreement (the “original agreement”) with Krispy Kreme G.P. (“KK GP”). In the original agreement, which was outstanding prior to fiscal year ended December 30, 2018, the aggregate principal amount was $283.1 million. In April 2019, the Company entered into an additional unsecured note with KK GP for $54.0 million (the “additional agreement”). As of April 4, 2021, and January 3, 2021, the outstanding amount of principal and interest was $350.1 million and $344.6 million, respectively. The interest expense was $5.6 million for both quarters ended April 4, 2021 and March 29, 2020.

The Company granted loans to employees of KKHI, KKUK, KK Australia, KK Mexico and Insomnia Cookies for the purchase of shares in those subsidiaries. The loan balance was $18.2 million and $18.7 million as of April 4, 2021 and January 3, 2021, respectively, and it is presented as a reduction from Shareholders’ equity on the Condensed Consolidated Balance Sheet. Each of such loans have been repaid in full as of May 14, 2021.

Note 12 — Revenue Recognition

Disaggregation of Revenue

Revenues are disaggregated as follows:

	Quarters Ended
	April 4, 2021	March 29, 2020
Company shops, Branded Sweet Treat Line and DFD	$300,495	$230,614
Mix and equipment revenue from franchisees	13,090	20,922
Franchise royalties, and other	8,224	9,680

	$321,809	$261,216

Other revenues include advertising fund contributions, rental income, development and franchise fees and licensing royalties from Keurig related to Krispy Kreme brands coffee sales.

Contract Balances

Deferred revenue subject to Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and related receivables are as follows:

	April 4, 2021	January 3, 2021	Balance Sheet Classification
Trade receivables, net of allowances of $1,073 and $1,437, respectively	$32,423	$39,624	Accounts receivables, net
Deferred revenue
Current	15,927	16,045	Accrued liabilities
Non-current	2,812	2,838	Other long-term obligations and deferred credits

	$18,739	$18,883

Note 13 — Net Loss per Share

The following table presents the calculations of basic and diluted EPS:

	Quarters Ended
(In thousands, except share and per share amounts)	April 4, 2021	March 29, 2020
Net loss attributable to Krispy Kreme, Inc.	$(3,061)	$(11,515)
Adjustment to net loss attributable to common shareholders	(141)	106
Net loss attributable to common shareholders - Basic	$(3,202)	$(11,409)
Additional income attributed to noncontrolling interest due to subsidiary potential common shares	(85)	(8)
Net loss attributable to common shareholders - Diluted	$(3,287)	$(11,417)
Basic and Diluted weighted average common shares outstanding	71,626	71,626
Loss per share attributable to common shareholders:
Basic	$(44.71)	$(159.29)
Diluted	$(45.89)	$(159.39)

Potential dilutive shares consist of unvested RSUs, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes certain unvested RSUs granted under certain subsidiaries’ executive ownership plans and long-term incentive plans, because their inclusion would have been antidilutive. Refer to Note 8, Share-based Compensation, to the Condensed Consolidated Financial Statements for further information about the plans.

The following table summarizes the number of unvested RSUs excluded due to antidilution:

	Quarters Ended
	April 4, 2021	March 29, 2020
KKHI	—	773,863
KKUK	3,258	416,068
Insomnia Cookies	—	28,280
KK Australia	1,922,775	—
KK Mexico	25,222	—

Note 14 — Segment Reporting

The Company conducts business through the three reportable segments: U.S. and Canada, International, and Market Development. Unallocated corporate costs are excluded from the Company’s measurement of segment performance. These costs include general corporate expenses.

The reportable segment results are as follows:

	Quarters Ended
	April 4, 2021	March 29, 2020
Net revenues:
U.S. and Canada	$222,470	$170,450
International	66,506	60,659
Market Development	32,833	30,107

Total net revenues	$321,809	$261,216

	Quarters Ended
	April 4, 2021	March 29, 2020
Segment adjusted EBITDA:
U.S. and Canada	$28,731	$22,860
International	15,571	11,268
Market Development	10,891	10,712
Corporate	(7,399)	(7,091)

	47,794	37,749
Interest expense, net	8,249	8,644
Interest expense — related party	5,566	5,566
Income tax expense/(benefit)	685	(1,412)
Depreciation and amortization expense	23,401	19,087
Stock based compensation	2,368	3,170
Other non-operating (income)/expense, net	(442)	2,548
Pre-opening costs and related expenses(1)	1,391	3,877
Strategic initiatives(2)	—	3,613
Acquisition and integration expenses(3)	2,152	3,611
Other(4)	4,802	(7)

Net income (loss)	$(378)	$(10,948)

1.

Consists of pre-opening costs as reflected within the Condensed Consolidated Statement of Operations and additional incremental related costs. Pre-opening costs, which include rent, labor and marketing expenses incurred prior to opening a new shop, were $1.4 million and $3.4 million for the quarters ended April 4, 2021 and March 29, 2020, respectively. Additional incremental related costs of $0.5 million for the quarter ended March 29, 2020 related to the Company’s New York City flagship Hot Light Theater Shop opening and consisted of additional consulting and training costs incurred and reflected in selling, general and administrative expenses.

2.

The quarter ended March 29, 2020 consists mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the transformation of the Company’s legacy wholesale business in the United States. This transformation was completed by the end of fiscal year 2020.

3.

Consists of acquisition and integration-related costs in connection with the Company’s business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

4.	The quarter ended April 4, 2021 consists primarily of $3.5 million of consulting and advisory fees incurred in connection with preparation for the Company’s initial public offering.

Note 15 — Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the Condensed Consolidated Financial Statements through May 28, 2021, the date the Condensed Consolidated Financial Statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these financial statements.

On April 9, 2021, the Company received $144.1 million in capital contributions from shareholders and other minority interest investors. This amount will be accounted for as a capital contribution in the Condensed Consolidated Statements of Changes in Shareholders’ Equity.

During May 2021, the Company granted stock options and RSUs to certain employees and members of the Board of Directors of KKHI. The estimated fair values of the stock options and RSUs were $17.0 million and $41.7 million, respectively.

Subsequent to the quarter ended April 4, 2021, the Company settled $14.6 million of the loans to employees of KKHI for the purchase of shares. Refer to Note 11, Related Party Transactions, to the Condensed Consolidated Financial Statement for discussion of the loans.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Krispy Kreme, Inc.

Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Morgan Stanley

BofA Securities	Citigroup

BNP PARIBAS	Deutsche Bank Securities	Evercore ISI

Goldman Sachs & Co. LLC	HSBC	Truist Securities	Wells Fargo Securities

Capital One Securities	C.L. King & Associates	Credit Agricole CIB

Mischler Financial Group, Inc.	MUFG	Ramirez & Co., Inc.

Santander Investment Securities Inc.	Siebert Williams Shank

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.

Amount To Be Paid
Registration fee	$	*
FINRA filing fee		*
Listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expense		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant has also entered into separate indemnification agreements with each of its directors and officers which are in addition to the Registrant’s indemnification obligations under its certificate of incorporation. These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against expenses and liabilities that may arise by reason of their status as directors and officers, subject to certain exceptions. These indemnification agreements may also require the Registrant to advance any expenses incurred by its directors and officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

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The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On April 1, 2019, the registrant issued 21,487,871 shares of its common stock in connection with a reverse stock split, whereby each one share of outstanding common stock was reclassified into approximately 0.019 shares of common stock.

On July 15, 2019, the registrant issued 71,626.24 shares of its common stock in connection with a reverse stock split, whereby each one share of outstanding common stock was reclassified into approximately 0.003 shares of common stock.

On April 9, 2021, the registrant issued 4,009.8429 shares of its common stock in connection with a capital contribution of $120,929,950.22 from KK G.P.

During May 2021, the registrant granted                      options to purchase its common stock and                      restricted stock units to certain employees and members of the board of directors of its wholly-owned subsidiary, Krispy Kreme Holdings, Inc. The estimated fair values of the options and restricted stock units granted were $17.0 million and $41.7 million, respectively.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act, including in reliance Rule 506 promulgated under Section 4(a)(2) of the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering

3.2*	Form of Amended and Restated Bylaws of the Registrant to be effective immediately prior to the completion of this offering

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1*	Credit Agreement, dated June 13, 2019, by and among Cotton Parent, Inc., Krispy Kreme Doughnuts, Inc., the other borrowers party thereto, the lenders party thereto and Citibank, N.A. as administrative agent and collateral agent

10.2*	Note Subscription Agreement, dated April 15, 2019, by and between Krispy Kreme, Inc. (f/k/a Krispy Kreme HoldCo, Inc.) and KK G.P. as Initial Holder

10.3*	Note Subscription Agreement, dated April 15, 2019, by and between Krispy Kreme, Inc. (f/k/a Krispy Kreme HoldCo, Inc.) and KK G.P. as Initial Holder

10.4†*	Krispy Kreme, Inc. 2021 Omnibus Incentive Plan

10.5†*	Form of Equity Award Agreement(s)

10.6*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.7*	Form of Investors’ Rights Agreement

10.8†*	Employment Agreement with Michael Tattersfield

10.9†*	Employment Agreement with Josh Charlesworth

21.1*	List of Subsidiaries

23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP, an Independent Registered Public Accounting Firm.

24.1	Powers of Attorney (included on the signature pages)

*	To be filed by amendment.
†	Compensatory plan or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina on June 1, 2021.

Krispy Kreme, Inc.

By:	/s/ Michael Tattersfield
Name:	Michael Tattersfield
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Michael Tattersfield, Josh Charlesworth and Cathy Tang and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

/s/ Michael Tattersfield Michael Tattersfield	Director, President and Chief Executive Officer (Principal Executive Officer)	June 1, 2021

/s/ Josh Charlesworth Josh Charlesworth	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	June 1, 2021

/s/ Joey Pruitt Joey Pruitt	Chief Accounting Officer (Principal Accounting Officer)	June 1, 2021

/s/ Olivier Goudet Olivier Goudet	Director, Chairman of the Board	June 1, 2021

/s/ Paul Michaels Paul Michaels	Director	June 1, 2021

/s/ David Bell David Bell	Director	June 1, 2021

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Signature	Title	Date
/s/ Patricia Capel Patricia Capel	Director	June 1, 2021

/s/ Ozan Dokmecioglu Ozan Dokmecioglu	Director	June 1, 2021

/s/ David Deno David Deno	Director	June 1, 2021

/s/ Carl E. Lee, Jr. Carl E. Lee, Jr.	Director	June 1, 2021

/s/ Debbie Roberts Debbie Roberts	Director	June 1, 2021

/s/ Lubomira Rochet Lubomira Rochet	Director	June 1, 2021

/s/ Michelle Weese Michelle Weese	Director	June 1, 2021

/s/ Henry Yeagley Henry Yeagley	Director	June 1, 2021

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